    As filed with the Securities and Exchange Commission on April 30, 2018

                                                       Registration No. 333-
                                                                   811-04901

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
               Pre-Effective Amendment No. ____             [__]

              Post-Effective Amendment No. ____             [__]

                                    and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [__]

                     Amendment No. __[X]__             15


                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                          (Exact Name of Registrant)

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                200 Park Avenue
                              New York, NY 10166
             (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number: (212) 578-9500

                           Stephen W. Gauster, Esq.
                Senior Vice President, Interim General Counsel
                   Metropolitan Tower Life Insurance Company
                                200 Park Avenue
                              New York, NY 10166
                    (Name and Address of Agent for Service)

                                   Copy to:
                               W. Thomas Conner
                                Vedder Price PC
                           1633 Broadway, 31st Floor
                           New York, New York 10019

                 Approximate Date of Proposed Public Offering:
   On April 30, 2018 or as soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.
Title of Securities Being Registered: Interests in Variable Life Insurance Policies.

This Registration Statement relates to Registration No. 333-83625.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the following policies (collectively referred to as the "Policies"):

Variable Life Insurance Policy (Destiny)

on a new Form N-6. Interests under the Policies were previously registered on Form N-6 (File No. 333-83625) and funded by General American Separate Account Eleven. Upon effectiveness of a merger between General American Life Insurance Company with and into Metropolitan Tower Life Insurance Company ("Met Tower Life"), (i) Met Tower Life became the Depositor of the Policies and
(ii) General American Separate Account Eleven was transferred intact to Met Tower Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive policies, Depositor no longer files annual post-effective amendments to this Form N-6.

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        VARIABLE LIFE INSURANCE POLICY
                                   (DESTINY)

                        SUPPLEMENT DATED APRIL 30, 2018
                      TO THE PROSPECTUS DATED MAY 1, 2004

      This supplement updates certain information contained in the last full prospectus for the above-referenced individual variable life insurance policy (the "Policy"), as annually and periodically supplemented (the "Prospectus") and consists of two parts: PART 1 and PART 2. Part 1 of the supplement describes the recent merger involving General American Life Insurance Company, the insurer that issued your Policy, and what it means for you. Part 2 of the supplement provides additional information regarding your Policy, such as with respect to underlying fund fees and expenses.

      Please read this supplement and keep it with your Prospectus for future reference. You may obtain a copy of the Prospectus for your Policy, free of charge, by writing to our Administrative Office, or by calling 1-800-638-9294, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

      PART 1.      INFORMATION REGARDING THE MERGER

      Effective following the close of business on April 27, 2018, General American Life Insurance Company was merged into Metropolitan Tower Life Insurance Company ("Met Tower Life"). Simultaneously, Met Tower Life changed its domicile from the state of Delaware to Nebraska. Accordingly, all references in the Prospectus and statement of additional information to General American Life Insurance Company or the Company are deemed to refer to Met Tower Life.

      As a result of the merger, Met Tower Life assumed legal ownership of all of the assets of General American Life Insurance Company, including General American Separate Account Eleven (the "Separate Account") and the assets held in the Separate Account. Met Tower Life is now responsible for administering your Policy and paying any benefits due to you under the Policy. In other words, you are now a Policy Owner of Met Tower Life. Nevertheless, the transfer of your Policy to Met Tower Life will not impact the administration of your Policy. In particular:

      . There are no changes in our obligations or your rights and benefits under your Policy as a result of the merger.

      . None of the underlying funds previously available to you under your Policy have been substituted or terminated by virtue of the merger. The underlying funds currently available are listed below in Part 2 of this supplement under "THE FUNDS."

      . Met Tower Life will continue to service and maintain your Policy in accordance with its terms and there has been no change in the contact information for the administrative offices for your Policy.

      . Your cash value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

      . The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE SUB-SECTION OF THE PROSPECTUS TITLED "THE COMPANY," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY, THE SEPARATE ACCOUNT AND THE FUNDS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

                                  THE COMPANY

Metropolitan Tower Life Insurance Company ("Met Tower Life" or "the Company") is a stock life insurance company originally incorporated under the laws of the State of Delaware in 1982 and currently subject to the laws of the state of Nebraska. Met Tower Life is licensed to issue business in fifty states and the District of Columbia. Met Tower Life is a direct wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The principal executive offices of Met Tower Life are located at 200 Park Avenue New York, NY 10166.

Prior to April 30, 2018, the Policy was issued by General American Life Insurance Company ("General American"). On April 27, 2018, following the close of business, General American merged into Met Tower Life which will replace General American as the issuer of the Policy.

        The Administrative Office for various Policy transactions is as follows:

 Premium Payments                       Met Tower Life
                                        P.O. Box 790201
                                        St. Louis, MO 63179-0201
 Payment Inquires and Correspondence    Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0355
 Beneficiary and Ownership Changes      Met Tower Life
                                        P.O. Box 392
                                        Warwick, RI 02887-0356
 Surrenders, Loans, Withdrawals and     Met Tower Life
   Division Transfers                   P.O. Box 356
                                        Warwick, RI 02887-0356
 Death Claims                           Met Tower Life
                                        P.O. Box 356
                                        Warwick, RI 02887-0356
 All Telephone Transactions and
   Inquiries                            (800) 638-9294

                                     *****

THE FOLLOWING IS ADDED TO THE END OF THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE CAPTION "THE SEPARATE ACCOUNT," IN THE SECTION OF THE PROSPECTUS TITLED "THE COMPANY, THE SEPARATE ACCOUNT AND THE FUNDS":

On April 27, 2018, following the close of business, General American merged into Met Tower Life and the Separate Account became a separate account of Met Tower Life.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TILTED "DISTRIBUTION OF THE POLICIES," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

The Policies are no longer offered for sale. Existing Policy Owners may continue to make additional purchase payments to their Policies.

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the Policies. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity Policies that we, or affiliated companies issue. We pay compensation to MLIDC for sales of the Policies by selling firms. We also pay amounts to MLIDC that may be used for its operating other expenses, including sales distribution expenses.

MLIDC is a Missouri corporation organized in 2000 and its principal executive offices are located at 200 Park Avenue, New York, NY 10166. MLIDC is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

MLIDC has entered into selling agreements with other broker-dealers ("selling firms") for the sale of the Policies. The Company pays commissions to these selling firms for the sale of the Policies, and these selling firms compensate their registered representative agents. Commissions are payable on net collected premiums received by the Company. A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "STATE REGULATION OF THE COMPANY," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:

The Company, a stock life insurance company organized under the laws of Nebraska, and the Separate Account are subject to regulation by the Nebraska Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account, and the Director conducts a full examination of the Company's operations at least once every five years in accordance with standards set forth in Nebraska insurance law and the National Association of Insurance Commissioners Examiners Handbook.

In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "LEGAL PROCEEDINGS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE
CONTRARY:

In the ordinary course of business, Met Tower Life, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, Met Tower Life does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform it to perform its contract with the Separate Account or of Met Tower Life to meet its obligations under the Policies.



                                     *****

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS UNDER THE SECTION OF THE PROSPECTUS TITLED "FINANCIAL STATEMENTS," AND SUPERSEDES ANY OTHER DISCLOSURE IN THE PROSPECTUS (INCLUDING ANY AND ALL INTERIM SUPPLEMENTS THERETO) TO THE CONTRARY:


The financial statements of Metropolitan Tower Life Insurance Company and General American Separate Account Eleven are included in the Statement of Additional Information (SAI). The financial statement of General American Life Insurance Company (an affiliate of Met Tower Life that was merged into Met Tower Life effective as of April 27, 2018) and a narrative description of the PRO FORMA effects of the merger have also been included in the SAI.

The financial statements of Met Tower Life and narrative description of the PRO FORMA effects of the merger should be distinguished from the financial statements the Separate Account, and should be considered only as bearing on the ability of Met Tower Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

For a free copy of the annual audited financial statements of the Met Tower Life and/or the Separate Account, please call or write to us at our Administrative Office.


                                     *****

PART 2.     ADDITIONAL INFORMATION REGARDING YOUR POLICY

THE FUNDS

The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund carefully before investing, or seek professional guidance in determining which Fund(s) best meet your objectives.


                                                                                         INVESTMENT
FUND                                                   INVESTMENT OBJECTIVE          ADVISER/SUBADVISER
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
American Funds Global Small           Seeks long-term growth of capital.     Capital Research and Management
Capitalization Fund                                                          Company/SM/
American Funds Growth Fund            Seeks growth of capital.               Capital Research and Management
                                                                             Company/SM/
American Funds Growth-Income          Seeks long-term growth of capital      Capital Research and Management
Fund                                  and income.                            Company/SM/

BRIGHTHOUSE FUNDS TRUST I -- CLASS A
Clarion Global Real Estate Portfolio  Seeks total return through             Brighthouse Investment Advisers,
                                      investment in real estate securities,  LLC Subadviser: CBRE Clarion
                                      emphasizing both capital               Securities LLC
                                      appreciation and current income.
ClearBridge Aggressive Growth         Seeks capital appreciation.            Brighthouse Investment Advisers,
Portfolio                                                                    LLC Subadviser: ClearBridge
                                                                             Investments, LLC
Harris Oakmark International          Seeks long-term capital                Brighthouse Investment Advisers,
Portfolio                             appreciation.                          LLC Subadviser: Harris Associates
                                                                             L.P.
Invesco Small Cap Growth Portfolio    Seeks long-term growth of capital.     Brighthouse Investment Advisers,
                                                                             LLC Subadviser: Invesco Advisers,
                                                                             Inc.
MFS(R) Research International         Seeks capital appreciation.            Brighthouse Investment Advisers,
Portfolio                                                                    LLC Subadviser: Massachusetts
                                                                             Financial Services Company
Morgan Stanley Mid Cap Growth         Seeks capital appreciation.            Brighthouse Investment Advisers,
Portfolio                                                                    LLC Subadviser: Morgan Stanley
                                                                             Investment Management Inc.
PIMCO Total Return Portfolio          Seeks maximum total return,            Brighthouse Investment Advisers,
                                      consistent with the preservation of    LLC Subadviser: Pacific Investment
                                      capital and prudent investment         Management Company LLC
                                      management.
T. Rowe Price Large Cap Value         Seeks long-term capital appreciation   Brighthouse Investment Advisers,
Portfolio                             by investing in common stocks          LLC Subadviser: T. Rowe Price
                                      believed to be undervalued. Income     Associates, Inc.
                                      is a secondary objective.

                                                                                      INVESTMENT
FUND                                                 INVESTMENT OBJECTIVE         ADVISER/SUBADVISER
T. Rowe Price Mid Cap Growth         Seeks long-term growth of capital.    Brighthouse Investment Advisers,
Portfolio                                                                  LLC Subadviser: T. Rowe Price
                                                                           Associates, Inc.
Victory Sycamore Mid Cap Value       Seeks high total return by investing  Brighthouse Investment Advisers,
Portfolio                            in equity securities of mid-sized     LLC Subadviser: Victory Capital
                                     companies.                            Management Inc.

BRIGHTHOUSE FUNDS TRUST II -- CLASS A
Baillie Gifford International Stock  Seeks long-term growth of capital.    Brighthouse Investment Advisers,
Portfolio                                                                  LLC Subadviser: Baillie Gifford
                                                                           Overseas Limited
BlackRock Bond Income Portfolio      Seeks a competitive total return      Brighthouse Investment Advisers,
                                     primarily from investing in fixed-    LLC Subadviser: BlackRock
                                     income securities.                    Advisors, LLC
BlackRock Capital Appreciation       Seeks long-term growth of capital.    Brighthouse Investment Advisers,
Portfolio                                                                  LLC Subadviser: BlackRock
                                                                           Advisors, LLC
BlackRock Ultra-Short Term Bond      Seeks a high level of current income  Brighthouse Investment Advisers,
Portfolio                            consistent with preservation of       LLC Subadviser: BlackRock
                                     capital.                              Advisors, LLC
Brighthouse/Artisan Mid Cap Value    Seeks long-term capital growth.       Brighthouse Investment Advisers,
Portfolio                                                                  LLC Subadviser: Artisan Partners
                                                                           Limited Partnership
Brighthouse/Wellington Balanced      Seeks long-term capital appreciation  Brighthouse Investment Advisers,
Portfolio                            with some current income.             LLC Subadviser: Wellington
                                                                           Management Company LLP
Brighthouse/Wellington Core Equity   Seeks to provide a growing stream     Brighthouse Investment Advisers,
Opportunities Portfolio              of income over time and,              LLC Subadviser: Wellington
                                     secondarily, long-term capital        Management Company LLP
                                     appreciation and current income.
Frontier Mid Cap Growth Portfolio    Seeks maximum capital                 Brighthouse Investment Advisers,
                                     appreciation.                         LLC Subadviser: Frontier Capital
                                                                           Management Company, LLC
Jennison Growth Portfolio            Seeks long-term growth of capital.    Brighthouse Investment Advisers,
                                                                           LLC Subadviser: Jennison
                                                                           Associates LLC
MetLife Aggregate Bond Index         Seeks to track the performance of     Brighthouse Investment Advisers,
Portfolio                            the Bloomberg Barclays U.S.           LLC Subadviser: MetLife
                                     Aggregate Bond Index.                 Investment Advisors, LLC
MetLife Mid Cap Stock Index          Seeks to track the performance of     Brighthouse Investment Advisers,
Portfolio                            the Standard & Poor's MidCap 400(R)   LLC Subadviser: MetLife
                                     Composite Stock Price Index.          Investment Advisors, LLC
MetLife MSCI EAFE(R) Index           Seeks to track the performance of     Brighthouse Investment Advisers,
Portfolio                            the MSCI EAFE(R) Index.               LLC Subadviser: MetLife
                                                                           Investment Advisors, LLC
MetLife Russell 2000(R) Index        Seeks to track the performance of     Brighthouse Investment Advisers,
Portfolio                            the Russell 2000(R) Index.            LLC Subadviser: MetLife
                                                                           Investment Advisors, LLC
MetLife Stock Index Portfolio        Seeks to track the performance of     Brighthouse Investment Advisers,
                                     the Standard & Poor's 500(R)          LLC Subadviser: MetLife
                                     Composite Stock Price Index.          Investment Advisors, LLC

                                                                                   INVESTMENT
FUND                                              INVESTMENT OBJECTIVE         ADVISER/SUBADVISER
MFS(R) Total Return Portfolio    Seeks a favorable total return         Brighthouse Investment Advisers,
                                 through investment in a diversified    LLC Subadviser: Massachusetts
                                 portfolio.                             Financial Services Company
MFS(R) Value Portfolio           Seeks capital appreciation.            Brighthouse Investment Advisers,
                                                                        LLC Subadviser: Massachusetts
                                                                        Financial Services Company
Neuberger Berman Genesis         Seeks high total return, consisting    Brighthouse Investment Advisers,
Portfolio                        principally of capital appreciation.   LLC Subadviser: Neuberger Berman
                                                                        Investment Advisers LLC
T. Rowe Price Large Cap Growth   Seeks long-term growth of capital.     Brighthouse Investment Advisers,
Portfolio                                                               LLC Subadviser: T. Rowe Price
                                                                        Associates, Inc.
T. Rowe Price Small Cap Growth   Seeks long-term capital growth.        Brighthouse Investment Advisers,
Portfolio                                                               LLC Subadviser: T. Rowe Price
                                                                        Associates, Inc.
VanEck Global Natural Resources  Seeks long-term capital appreciation   Brighthouse Investment Advisers,
Portfolio                        with income as a secondary             LLC Subadviser: Van Eck
                                 consideration.                         Associates Corporation
Western Asset Management         Seeks to maximize total return         Brighthouse Investment Advisers,
Strategic Bond Opportunities     consistent with preservation of        LLC Subadviser: Western Asset
Portfolio                        capital.                               Management Company
Western Asset Management U.S.    Seeks to maximize total return         Brighthouse Investment Advisers,
Government Portfolio             consistent with preservation of        LLC Subadviser: Western Asset
                                 capital and maintenance of liquidity.  Management Company

FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio          Seeks reasonable income. The fund      Fidelity Management & Research
                                 will also consider the potential for   Company Subadviser: FMR Co.,
                                 capital appreciation. The fund's goal  Inc.
                                 is to achieve a yield which exceeds
                                 the composite yield on the securities
                                 comprising the S&P 500(R) Index.
Mid Cap Portfolio                Seeks long-term growth of capital.     Fidelity Management & Research
                                                                        Company Subadviser: FMR Co.,
                                                                        Inc.

JPMORGAN INSURANCE TRUST -- CLASS 1
JPMorgan Insurance Trust Core    Seeks to maximize total return by      J.P. Morgan Investment
  Bond Portfolio                 investing primarily in a diversified   Management Inc.
                                 portfolio of intermediate- and long-
                                 term debt securities.
JPMorgan Insurance Trust Small   Seeks capital growth over the long     J.P. Morgan Investment
  Cap Core Portfolio             term.                                  Management Inc.

VANECK VIP TRUST -- INITIAL CLASS
VanEck VIP Emerging Markets      Seeks long-term capital appreciation   Van Eck Associates Corporation
  Fund                           by investing primarily in equity
                                 securities in emerging markets
                                 around the world.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

                                  FEE TABLES

The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2017. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2017, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                                    Minimum Maximum
---------------------------------------------------------------------------------------------------
 Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and
 other expenses)...................................................................  0.27%   1.19%

FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

        The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.

                                                                   ACQUIRED    TOTAL                  NET TOTAL
                                            DISTRIBUTION           FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                                MANAGEMENT AND/OR SERVICE  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
FUND                               FEE      (12B-1) FEES  EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------------- ---------- -------------- -------- --------- --------- -------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
American Funds Global Small
Capitalization Fund............    0.70%        0.25%       0.04%     --       0.99%          --        0.99%
American Funds Growth Fund.....    0.33%        0.25%       0.02%     --       0.60%          --        0.60%
American Funds Growth-Income
Fund...........................    0.26%        0.25%       0.02%     --       0.53%          --        0.53%

BRIGHTHOUSE FUNDS TRUST I -- CLASS A
Clarion Global Real Estate
Portfolio......................    0.61%          --        0.05%     --       0.66%          --        0.66%
ClearBridge Aggressive Growth
Portfolio......................    0.55%          --        0.03%     --       0.58%        0.02%       0.56%
Harris Oakmark International
Portfolio......................    0.77%          --        0.04%     --       0.81%        0.02%       0.79%
Invesco Small Cap Growth
Portfolio......................    0.85%          --        0.03%     --       0.88%        0.02%       0.86%
MFS(R) Research International
Portfolio......................    0.69%          --        0.05%     --       0.74%        0.10%       0.64%
Morgan Stanley Mid Cap Growth
Portfolio......................    0.65%          --        0.04%     --       0.69%        0.02%       0.67%
PIMCO Total Return Portfolio...    0.48%          --        0.08%     --       0.56%        0.03%       0.53%
T. Rowe Price Large Cap Value
Portfolio......................    0.57%          --        0.02%     --       0.59%        0.03%       0.56%
T. Rowe Price Mid Cap Growth
Portfolio......................    0.75%          --        0.03%     --       0.78%          --        0.78%
Victory Sycamore Mid Cap Value
Portfolio......................    0.65%          --        0.03%     --       0.68%        0.09%       0.59%

                                                                        ACQUIRED    TOTAL                  NET TOTAL
                                                 DISTRIBUTION           FUND FEES  ANNUAL     FEE WAIVER    ANNUAL
                                     MANAGEMENT AND/OR SERVICE  OTHER      AND    OPERATING AND/OR EXPENSE OPERATING
FUND                                    FEE      (12B-1) FEES  EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT  EXPENSES
------------------------------------ ---------- -------------- -------- --------- --------- -------------- ---------
BRIGHTHOUSE FUNDS TRUST II -- CLASS A
Baillie Gifford International Stock
Portfolio...........................    0.79%         --         0.06%      --      0.85%        0.12%       0.73%
BlackRock Bond Income Portfolio.....    0.33%         --         0.18%      --      0.51%          --        0.51%
BlackRock Capital Appreciation
Portfolio...........................    0.69%         --         0.03%      --      0.72%        0.09%       0.63%
BlackRock Ultra-Short Term Bond
Portfolio...........................    0.35%         --         0.04%      --      0.39%        0.03%       0.36%
Brighthouse/Artisan Mid Cap Value
Portfolio...........................    0.82%         --         0.03%      --      0.85%        0.05%       0.80%
Brighthouse/Wellington Balanced
Portfolio...........................    0.46%         --         0.08%      --      0.54%          --        0.54%
Brighthouse/Wellington Core Equity
Opportunities Portfolio.............    0.70%         --         0.02%      --      0.72%        0.11%       0.61%
Frontier Mid Cap Growth Portfolio...    0.71%         --         0.04%      --      0.75%        0.02%       0.73%
Jennison Growth Portfolio...........    0.60%         --         0.02%      --      0.62%        0.08%       0.54%
MetLife Aggregate Bond Index
Portfolio...........................    0.25%         --         0.03%      --      0.28%        0.01%       0.27%
MetLife Mid Cap Stock Index
Portfolio...........................    0.25%         --         0.04%    0.01%     0.30%          --        0.30%
MetLife MSCI EAFE(R) Index
Portfolio...........................    0.30%         --         0.07%    0.01%     0.38%          --        0.38%
MetLife Russell 2000(R) Index
Portfolio...........................    0.25%         --         0.06%    0.01%     0.32%          --        0.32%
MetLife Stock Index Portfolio.......    0.25%         --         0.02%      --      0.27%        0.01%       0.26%
MFS(R) Total Return Portfolio.......    0.56%         --         0.05%      --      0.61%          --        0.61%
MFS(R) Value Portfolio..............    0.62%         --         0.02%      --      0.64%        0.06%       0.58%
Neuberger Berman Genesis
Portfolio...........................    0.81%         --         0.04%      --      0.85%        0.01%       0.84%
T. Rowe Price Large Cap Growth
Portfolio...........................    0.60%         --         0.02%      --      0.62%        0.05%       0.57%
T. Rowe Price Small Cap Growth
Portfolio...........................    0.47%         --         0.03%      --      0.50%          --        0.50%
VanEck Global Natural Resources
Portfolio...........................    0.78%         --         0.03%    0.01%     0.82%        0.01%       0.81%
Western Asset Management Strategic
Bond Opportunities Portfolio........    0.56%         --         0.04%      --      0.60%        0.06%       0.54%
Western Asset Management U.S.
Government Portfolio................    0.47%         --         0.02%      --      0.49%        0.01%       0.48%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio.............    0.44%         --         0.09%    0.03%     0.56%          --        0.56%
Mid Cap Portfolio...................    0.54%         --         0.09%      --      0.63%          --        0.63%

JPMORGAN INSURANCE TRUST -- CLASS 1
JPMorgan Insurance Trust Core Bond
Portfolio...........................    0.40%         --         0.23%      --      0.63%        0.03%       0.60%
JPMorgan Insurance Trust Small Cap
Core Portfolio......................    0.65%         --         0.18%      --      0.83%          --        0.83%

VANECK VIP TRUST -- INITIAL CLASS
VanEck VIP Emerging Markets
Fund................................    1.00%         --         0.19%      --      1.19%        0.00%       1.19%

The information shown in the table above was provided by the Funds. Certain Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from April 30, 2018 through April 30, 2019. These arrangements can be terminated with respect to these Funds only with the approval of the Fund's board of directors or trustees. Please see the Funds' prospectuses for additional information regarding these arrangements.


Certain Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

An investment adviser or subadviser of a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the prospectuses for the Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

On August 4, 2017, MetLife, Inc. completed the separation of Brighthouse Financial, Inc. and its subsidiaries ("Brighthouse") where MetLife, Inc. retained an ownership interest of 19.2% common stock outstanding of Brighthouse Financial, Inc. Brighthouse subsidiaries include Brighthouse Investment Advisers, LLC, which serves as the investment adviser for the Brighthouse Funds Trust I and Brighthouse Funds Trust II. We and our affiliated companies have entered into agreements with Brighthouse Investment Advisers, LLC, Brighthouse Funds Trust I and Brighthouse Funds Trust II whereby we receive payments for certain administrative, marketing and support services described in the previous paragraph. Currently, the Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II are only available in annuity contracts and variable life insurance policies issued by Met Tower Life and its affiliates, as well as Brighthouse Life Insurance Company and its affiliates. As of December 31, 2017, approximately 85% of Fund assets held in separate accounts of Met Tower Life and its affiliates were allocated to Funds in Brighthouse Funds Trust I and Brighthouse Funds Trust II. Should we or Brighthouse Investment Advisers, LLC decide to terminate the agreements, we could be required to find alternative Funds which could have higher or lower costs to Policy Owners. In addition, the amount of payments we receive could cease or be substantially reduced which would have a material impact on our financial statements.

We select the Funds offered through this Policies based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliate than those that are not, we may be more inclined to offer portfolios advised by our affiliate in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new purchase payments and/or transfers of Policy value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy owners. In some cases, we have included Funds based on recommendations made by selling firms. These selling firms may receive payments from the Funds they recommend and may benefit accordingly from the allocation of Policy value to such Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE POLICY VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                     *****

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2017
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2017
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2017
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2017
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance Policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   On or about December 1, 2016, Metropolitan Life Insurance Company ("MetLife") terminated a net worth maintenance agreement with General American. The net worth maintenance agreement was originally entered into between MetLife and General American on January 6, 2000. Under the agreement, MetLife had agreed, without limitation as to amount, to cause General American to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

   The Administrative Office for various Policy transactions is as follows:

   Premium Payments                       General American
                                          P.O. Box 790201
                                          St. Louis, MO 63179-0201
   Payment Inquires and                   General American
   Correspondence                         P.O. Box 356
                                          Warwick, RI 02887-0355
   Beneficiary and Ownership              General American
   Changes                                P.O. Box 392
                                          Warwick, RI 02887-0356
   Surrenders, Loans,                     General American
   Withdrawals and                        P.O. Box 356
   Division Transfers                     Warwick, RI 02887-0356
   Death Claims                           General American
                                          P.O. Box 356
                                          Warwick, RI 02887-0356
   All Telephone                          (800) 638-9294
   Transactions and Inquiries

   You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet . To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund carefully before investing, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: The Russell Investment Funds are not available to Destiny or Executive Benefit Policies. For all other Policies, the Russell Investment Funds are only available for Policies with an issue date prior to January 1, 2000.

FUND                                                      INVESTMENT OBJECTIVE                   INVESTMENT ADVISER/SUBADVISER
--------------------------------------------------------- -------------------------------------- -----------------------------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
American Funds Global Small Capitalization Fund           Seeks long-term growth of capital.      Capital Research and
                                                                                                  Management Company
American Funds Growth Fund                                Seeks growth of capital.                Capital Research and
                                                                                                  Management Company
American Funds Growth-Income Fund                         Seeks long-term growth of capital       Capital Research and
                                                          and income.                             Management Company
BRIGHTHOUSE FUNDS TRUST I (FORMERLY MET INVESTORS SERIES
  TRUST) -- CLASS A
Clarion Global Real Estate Portfolio                      Seeks total return through              Brighthouse Investment
                                                          investment in real estate securities,   Advisers, LLC
                                                          emphasizing both capital                Subadviser: CBRE Clarion
                                                          appreciation and current income.        Securities LLC
ClearBridge Aggressive Growth Portfolio                   Seeks capital appreciation.             Brighthouse Investment
                                                                                                  Advisers, LLC
                                                                                                  Subadviser: ClearBridge
                                                                                                  Investments, LLC
Harris Oakmark International Portfolio                    Seeks long-term capital appreciation.   Brighthouse Investment
                                                                                                  Advisers, LLC
                                                                                                  Subadviser: Harris
                                                                                                  Associates L.P.
Invesco Mid Cap Value Portfolio                           Seeks high total return by investing    Brighthouse Investment
                                                          in equity securities of mid-sized       Advisers, LLC
                                                          companies.                              Subadviser: Invesco
                                                                                                  Advisers, Inc.
Invesco Small Cap Growth Portfolio                        Seeks long-term growth of capital.      Brighthouse Investment
                                                                                                  Advisers, LLC
                                                                                                  Subadviser: Invesco
                                                                                                  Advisers, Inc.
MFS(R) Research International Portfolio                   Seeks capital appreciation.             Brighthouse Investment
                                                                                                  Advisers, LLC
                                                                                                  Subadviser: Massachusetts
                                                                                                  Financial Services
                                                                                                  Company
Morgan Stanley Mid Cap Growth Portfolio                   Seeks capital appreciation.             Brighthouse Investment
                                                                                                  Advisers, LLC
                                                                                                  Subadviser: Morgan
                                                                                                  Stanley Investment
                                                                                                  Management Inc.
PIMCO Total Return Portfolio                              Seeks maximum total return,             Brighthouse Investment
                                                          consistent with the preservation of     Advisers, LLC
                                                          capital and prudent investment          Subadviser: Pacific
                                                          management.                             Investment Management
                                                                                                  Company LLC

FUND                           INVESTMENT OBJECTIVE                        INVESTMENT ADVISER/SUBADVISER
-----------------------------  ------------------------------------------- -----------------------------
T. Rowe Price Large Cap Value  Seeks long-term capital appreciation by     Brighthouse Investment
  Portfolio                    investing in common stocks believed to      Advisers, LLC
                               be undervalued. Income is a secondary       Subadviser: T. Rowe Price
                               objective.                                  Associates, Inc.
T. Rowe Price Mid Cap Growth   Seeks long-term growth of capital.          Brighthouse Investment
  Portfolio                                                                Advisers, LLC
                                                                           Subadviser: T. Rowe Price
                                                                           Associates, Inc.
BRIGHTHOUSE FUNDS TRUST II
  (FORMERLY METROPOLITAN
  SERIES FUND) -- CLASS A
Baillie Gifford International  Seeks long-term growth of capital.          Brighthouse Investment
  Stock Portfolio                                                          Advisers, LLC
                                                                           Subadviser: Baillie Gifford
                                                                           Overseas Limited
BlackRock Bond Income          Seeks a competitive total return primarily  Brighthouse Investment
Portfolio                      from investing in fixed-income securities.  Advisers, LLC
                                                                           Subadviser: BlackRock
                                                                           Advisors, LLC
BlackRock Capital              Seeks long-term growth of capital.          Brighthouse Investment
  Appreciation Portfolio                                                   Advisers, LLC
                                                                           Subadviser: BlackRock
                                                                           Advisors, LLC
BlackRock Large Cap Value      Seeks long-term growth of capital.          Brighthouse Investment
  Portfolio                                                                Advisers, LLC
                                                                           Subadviser: BlackRock
                                                                           Advisors, LLC
BlackRock Ultra-Short Term     Seeks a high level of current income        Brighthouse Investment
  Bond Portfolio               consistent with preservation of capital.    Advisers, LLC
                                                                           Subadviser: BlackRock
                                                                           Advisors, LLC
Brighthouse/Artisan Mid Cap    Seeks long-term capital growth.             Brighthouse Investment
  Value Portfolio (formerly                                                Advisers, LLC
  Met/Artisan Mid Cap Value                                                Subadviser: Artisan
  Portfolio)                                                               Partners Limited
                                                                           Partnership
Brighthouse/Wellington         Seeks long-term capital appreciation with   Brighthouse Investment
  Balanced Portfolio           some current income.                        Advisers, LLC
  (formerly Met/ Wellington                                                Subadviser: Wellington
  Balanced Portfolio)                                                      Management Company
                                                                           LLP
Brighthouse/Wellington Core    Seeks to provide a growing stream of        Brighthouse Investment
  Equity Opportunities         income over time and, secondarily, long-    Advisers, LLC
  Portfolio (formerly          term capital appreciation and current       Subadviser: Wellington
  Met/Wellington Core Equity   income.                                     Management Company
  Opportunities Portfolio)                                                 LLP
Frontier Mid Cap Growth        Seeks maximum capital appreciation.         Brighthouse Investment
  Portfolio                                                                Advisers, LLC
                                                                           Subadviser: Frontier
                                                                           Capital Management
                                                                           Company, LLC
Jennison Growth Portfolio      Seeks long-term growth of capital.          Brighthouse Investment
                                                                           Advisers, LLC
                                                                           Subadviser: Jennison
                                                                           Associates LLC
MetLife Aggregate Bond Index   Seeks to track the performance of the       Brighthouse Investment
  Portfolio (formerly          Bloomberg Barclays U.S. Aggregate           Advisers, LLC
  Barclays Aggregate Bond      Bond Index.                                 Subadviser: MetLife
  Index Portfolio)                                                         Investment Advisors, LLC
MetLife Mid Cap Stock Index    Seeks to track the performance of the       Brighthouse Investment
  Portfolio                    Standard & Poor's MidCap 400(R)             Advisers, LLC
                               Composite Stock Price Index.                Subadviser: MetLife
                                                                           Investment Advisors, LLC
MetLife MSCI EAFE(R) Index     Seeks to track the performance of the       Brighthouse Investment
  Portfolio (formerly MSCI     MSCI EAFE(R) Index.                         Advisers, LLC
  EAFE(R) Index Portfolio)                                                 Subadviser: MetLife
                                                                           Investment Advisors, LLC

FUND                 INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
-------------------  ---------------------------------- -----------------------------
MetLife Russell      Seeks to track the performance
  2000(R) Index      of the Russell 2000(R) Index.        Brighthouse Investment
  Portfolio                                               Advisers, LLC
  (formerly Russell                                       Subadviser: MetLife
  2000(R) Index                                           Investment Advisors,
  Portfolio)                                              LLC
MetLife Stock Index  Seeks to track the performance       Brighthouse Investment
  Portfolio          of the Standard & Poor's 500(R)      Advisers, LLC
                     Composite Stock Price Index.         Subadviser: MetLife
                                                          Investment Advisors,
                                                          LLC
MFS(R) Total Return  Seeks a favorable total return       Brighthouse Investment
  Portfolio          through investment in a              Advisers, LLC
                     diversified portfolio.               Subadviser:
                                                          Massachusetts Financial
                                                          Services Company
MFS(R) Value         Seeks capital appreciation.          Brighthouse Investment
  Portfolio                                               Advisers, LLC
                                                          Subadviser:
                                                          Massachusetts Financial
                                                          Services Company
Neuberger Berman     Seeks high total return,             Brighthouse Investment
  Genesis Portfolio  consisting principally of capital    Advisers, LLC
                     appreciation.                        Subadviser: Neuberger
                                                          Berman
                                                          Investment Advisers LLC
T. Rowe Price Large  Seeks long-term growth of            Brighthouse Investment
  Cap Growth         capital.                             Advisers, LLC
  Portfolio                                               Subadviser: T. Rowe
                                                          Price Associates,
                                                          Inc.
T. Rowe Price Small  Seeks long-term capital growth.      Brighthouse Investment
  Cap Growth                                              Advisers, LLC
  Portfolio                                               Subadviser: T. Rowe
                                                          Price Associates, Inc.
VanEck Global        Seeks long-term capital              Brighthouse Investment
  Natural Resources  appreciation with income as a        Advisers, LLC
  Portfolio          secondary consideration.             Subadviser: Van Eck
                                                          Associates Corporation
Western Asset        Seeks to maximize total return       Brighthouse Investment
  Management         consistent with preservation of      Advisers, LLC
  Strategic Bond     capital.                             Subadviser: Western
  Opportunities                                           Asset Management
  Portfolio                                               Company
Western Asset        Seeks to maximize total return       Brighthouse Investment
  Management U.S.    consistent with preservation of      Advisers, LLC
  Government         capital and maintenance of           Subadviser: Western
  Portfolio          liquidity.                           Asset Management
                                                          Company
FIDELITY(R)
  VARIABLE
  INSURANCE
  PRODUCTS --
  INITIAL CLASS
Equity-Income        Seeks reasonable income. The         Fidelity Management &
  Portfolio          fund will also consider the          Research Company
                     potential for capital                Subadviser: FMR Co.,
                     appreciation. The fund's goal is     Inc.
                     to achieve a yield which
                     exceeds the composite yield on
                     the securities comprising the
                     S&P 500(R) Index.
Mid Cap Portfolio    Seeks long-term growth of            Fidelity Management &
                     capital.                             Research Company
                                                          Subadviser: FMR Co.,
                                                          Inc.
JPMORGAN INSURANCE
  TRUST -- CLASS 1
JPMorgan Insurance   Seeks to maximize total return       J.P. Morgan Investment
  Trust Core Bond    by investing primarily in a          Management Inc.
  Portfolio          diversified portfolio of
                     intermediate- and long-term
                     debt securities.
JPMorgan Insurance   Seeks capital growth over the        J.P. Morgan Investment
  Trust Small Cap    long term.                           Management Inc.
  Core Portfolio

FUND                 INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
-------------------  ---------------------------------- -----------------------------
RUSSELL INVESTMENT
  FUNDS
International        Seeks to provide long term          Russell Investment
  Developed Markets  capital growth.                     Management Company
  Fund (formerly
  Non-U.S. Fund)
                                                         Subadvisers: Barrow,
                                                         Hanley,
                                                         Mewhinney & Strauss,
                                                         LLC;
                                                         GQG Partners LLC;
                                                         Numeric Investors LLC;
                                                         Pzena Investment
                                                         Management, LLC;
                                                         Wellington Management
                                                         Company LLP
Strategic Bond Fund  Seeks to provide current            Russell Investment
  (formerly Core     income, and as a secondary          Management Company
  Bond Fund)         objective, capital appreciation.
                                                         Subadvisers: Colchester
                                                         Global Investors Limited;
                                                         Logan Circle Partners,
                                                         L.P.;
                                                         Pareto Investment
                                                         Management Limited;
                                                         Schroder Investment
                                                         Management North
                                                         America Inc.;
                                                         Scout Investments, Inc.;
                                                         Western Asset
                                                         Management Company
                                                         and Western Asset
                                                         Management Company
                                                         Limited
U.S. Small Cap       Seeks to provide long term          Russell Investment
  Equity Fund        capital growth.                     Management Company
  (formerly
  Aggressive Equity
  Fund)
                                                         Subadvisers: DePrince,
                                                         Race & Zollo, Inc.;
                                                         Monarch Partners Asset
                                                         Management LLC;
                                                         RBC Global Asset
                                                         Management (U.S.) Inc.;
                                                         Snow Capital
                                                         Management L.P.;
                                                         Timpani Capital
                                                         Management LLC
U.S. Strategic       Seeks to provide long term          Russell Investment
  Equity Fund        capital growth.                     Management Company
  (formerly
  Multi-Style
  Equity Fund)
                                                         Subadvisers: Barrow,
                                                         Hanley,
                                                         Mewhinney & Strauss,
                                                         LLC;
                                                         Jacobs Levy Equity
                                                         Management, Inc.;
                                                         Mar Vista Investment
                                                         Partners, LLC;
                                                         Suffolk Capital
                                                         Management, LLC;
                                                         William Blair Investment
                                                         Management, LLC
VANECK VIP TRUST --
  INITIAL CLASS
VanEck VIP Emerging  Seeks long-term capital             Van Eck Associates
  Markets Fund       appreciation by investing           Corporation
                     primarily in equity securities in
                     emerging markets around the
                     world.

--------
FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity(R) Variable Insurance Products and the VanEck VIP Trust, we offer Initial Class shares; for Brighthouse Funds Trust I, we offer Class A shares; for Brighthouse Funds Trust II, we offer Class A shares; and for the American Funds Insurance Series,(R) we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

                                  FEE TABLES

   The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2016. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2016, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES

                                                                                                          MINIMUM MAXIMUM
                                                                                                          ------- -------
   Total Annual Fund Operating Expenses
   (expenses that are deducted from Fund assets, including management fees, distribution and/or service
     (12b-1) fees, and other expenses)...................................................................  0.27%   1.18%

FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

   The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.

                                                          DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                             AND/OR             FUND FEES  ANNUAL      AND/OR      ANNUAL
                                               MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE    OPERATING
FUND                                              FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
---------------------------------------------- ---------- ------------ -------- --------- --------- ------------- ---------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
Capitalization Fund...........................    0.70%       0.25%      0.04%      --      0.99%         --        0.99%
American Funds Growth Fund....................    0.33%       0.25%      0.02%      --      0.60%         --        0.60%
American Funds Growth-Income Fund.............    0.27%       0.25%      0.02%      --      0.54%         --        0.54%
BRIGHTHOUSE FUNDS TRUST I
Clarion Global Real Estate Portfolio..........    0.61%         --       0.04%      --      0.65%         --        0.65%
ClearBridge Aggressive Growth Portfolio.......    0.56%         --       0.01%      --      0.57%       0.02%       0.55%
Harris Oakmark International Portfolio........    0.77%         --       0.04%      --      0.81%       0.02%       0.79%
Invesco Mid Cap Value Portfolio...............    0.65%         --       0.03%    0.05%     0.73%       0.02%       0.71%
Invesco Small Cap Growth Portfolio............    0.85%         --       0.03%      --      0.88%       0.02%       0.86%
MFS(R) Research International Portfolio.......    0.70%         --       0.04%      --      0.74%       0.06%       0.68%
Morgan Stanley Mid Cap Growth Portfolio.......    0.65%         --       0.05%      --      0.70%       0.01%       0.69%
PIMCO Total Return Portfolio..................    0.48%         --       0.05%      --      0.53%       0.03%       0.50%
T. Rowe Price Large Cap Value Portfolio.......    0.57%         --       0.02%      --      0.59%       0.03%       0.56%
T. Rowe Price Mid Cap Growth Portfolio........    0.75%         --       0.03%      --      0.78%         --        0.78%
BRIGHTHOUSE FUNDS TRUST II
Baillie Gifford International Stock Portfolio.    0.80%         --       0.05%      --      0.85%       0.12%       0.73%
BlackRock Bond Income Portfolio...............    0.33%         --       0.04%      --      0.37%         --        0.37%
BlackRock Capital Appreciation Portfolio......    0.70%         --       0.02%      --      0.72%       0.09%       0.63%
BlackRock Large Cap Value Portfolio...........    0.63%         --       0.03%      --      0.66%       0.03%       0.63%
BlackRock Ultra-Short Term Bond Portfolio.....    0.35%         --       0.03%      --      0.38%       0.02%       0.36%
Brighthouse/Artisan Mid Cap Value Portfolio...    0.82%         --       0.03%      --      0.85%         --        0.85%
Brighthouse/Wellington Balanced Portfolio.....    0.46%         --       0.09%      --      0.55%         --        0.55%

                                     DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                        AND/OR             FUND FEES  ANNUAL      AND/OR      ANNUAL
                          MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE    OPERATING
FUND                         FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
------------------------- ---------- ------------ -------- --------- --------- ------------- ---------
Brighthouse/Wellington
  Core Equity
  Opportunities Portfolio    0.70%        --        0.02%      --      0.72%       0.11%       0.61%
Frontier Mid Cap Growth
  Portfolio..............    0.72%        --        0.03%      --      0.75%       0.02%       0.73%
Jennison Growth Portfolio    0.60%        --        0.02%      --      0.62%       0.08%       0.54%
MetLife Aggregate Bond
  Index Portfolio........    0.25%        --        0.03%      --      0.28%       0.01%       0.27%
MetLife Mid Cap Stock
  Index Portfolio........    0.25%        --        0.05%    0.01%     0.31%         --        0.31%
MetLife MSCI EAFE(R)
  Index Portfolio........    0.30%        --        0.08%    0.01%     0.39%         --        0.39%
MetLife Russell 2000(R)
  Index Portfolio........    0.25%        --        0.06%    0.01%     0.32%         --        0.32%
MetLife Stock Index
  Portfolio..............    0.25%        --        0.02%      --      0.27%       0.01%       0.26%
MFS(R) Total Return
  Portfolio..............    0.56%        --        0.05%      --      0.61%         --        0.61%
MFS(R) Value Portfolio...    0.70%        --        0.02%      --      0.72%       0.14%       0.58%
Neuberger Berman Genesis
  Portfolio..............    0.81%        --        0.04%      --      0.85%       0.01%       0.84%
T. Rowe Price Large Cap
  Growth Portfolio.......    0.60%        --        0.02%      --      0.62%       0.02%       0.60%
T. Rowe Price Small Cap
  Growth Portfolio.......    0.47%        --        0.03%      --      0.50%         --        0.50%
VanEck Global Natural
  Resources Portfolio....    0.78%        --        0.03%      --      0.81%       0.01%       0.80%
Western Asset Management
  Strategic Bond
  Opportunities Portfolio    0.57%        --        0.03%    0.01%     0.61%       0.05%       0.56%
Western Asset Management
  U.S. Government
  Portfolio..............    0.47%        --        0.03%      --      0.50%       0.01%       0.49%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
Equity-Income Portfolio..    0.45%        --        0.09%    0.05%     0.59%         --        0.59%
Mid Cap Portfolio........    0.55%        --        0.08%      --      0.63%         --        0.63%
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust
  Core Bond Portfolio....    0.40%        --        0.24%    0.01%     0.65%       0.05%       0.60%
JPMorgan Insurance Trust
  Small Cap Core
  Portfolio..............    0.65%        --        0.22%    0.01%     0.88%       0.01%       0.87%
RUSSELL INVESTMENT FUNDS
International Developed
  Markets Fund...........    0.90%        --        0.12%      --      1.02%         --        1.02%
Strategic Bond Fund......    0.55%        --        0.09%      --      0.64%         --        0.64%
U.S. Small Cap Equity
  Fund...................    0.90%        --        0.12%      --      1.02%         --        1.02%
U.S. Strategic Equity
  Fund...................    0.73%        --        0.10%      --      0.83%         --        0.83%
VANECK VIP TRUST
VanEck VIP Emerging
  Markets Fund...........    1.00%        --        0.18%      --      1.18%         --        1.18%

   The information shown in the table above was provided by the Funds. Certain Funds and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2017 through April 30, 2018. These arrangements can be terminated with respect to these Funds only with the approval of the Fund's board of directors or trustees. Please see the Funds' prospectuses for additional information regarding these arrangements.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

   An investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. Prior to March 6, 2017, Brighthouse Investment Advisers, LLC was known as MetLife Advisers, LLC and as of the date of this prospectus, our affiliate. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in our role as an intermediary, with respect to the Funds. We and our affiliates may profit from these payments.

These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the prospectuses for the Funds for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser (other than Brighthouse Investment Advisers, LLC) or subadviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Policies.

   As of the date of this prospectus supplement, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, Brighthouse Investment Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in Brighthouse Investment Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Funds. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the adviser. (See "Fee Tables -- Fund Fees and Expenses" for information on the management fees paid by the Funds and the Statements of Additional Information for the Funds for information on the management fees paid by the adviser to the subadvisers.) In 2016, MetLife, Inc. announced plans to pursue the separation, through one or more transactions, of a substantial portion of its U.S. retail business, including Brighthouse Investment Advisers, LLC, then known as MetLife Advisers, LLC. The new separate retail business will be organized under a holding company named Brighthouse Financial, Inc. ("Brighthouse"). Following these transactions, Brighthouse Investment Advisers, LLC will be a wholly-owned subsidiary of Brighthouse and will no longer be affiliated with MetLife, Inc., and it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates of the type described in the second preceding paragraph. Additionally, it is expected that MetLife, Inc. and/or certain of its affiliates will receive payments from Brighthouse Investment Advisers and/or its affiliates in an amount approximately equal to the profit distributions they would have received had these transactions not occurred.

                                 POLICY RIGHTS

TRANSFERS

   We have modified the fourth paragraph in the RESTRICTIONS ON TRANSFERS subsection in TRANSFERS to read as follows:

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Funds under that Policy to be submitted in writing with an original signature. A first occurrence will result in a warning letter; the second occurrence will result in imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

   We have also modified the Restrictions on LARGE TRANSFERS subsection in TRANSFERS to read as follows:

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Funds and may disrupt fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Funds except where the fund manager of a particular underlying Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some fund managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in a warning letter; a second occurrence will result in the imposition of this restriction for a six-month period; a third occurrence will result in the permanent imposition of the restriction.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS(R) Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements. If Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution or a deemed distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Code section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made a Policy Owner or holder of the Policy or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

   MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICIES. All modified endowment contracts that are issued by General American (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, General American makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. General American, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                         DISTRIBUTION OF THE POLICIES

   The principal executive offices of MetLife Investors Distribution Company, the principal underwriter and distributor of the Policies, are located at 200 Park Avenue, New York, New York 10166.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS


   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

         VARIABLE LIFE INSURANCE (DESTINY) SUPPLEMENT DTD DECEMBER 31, 2016

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                        American Vision Series VUL 2002
               Executive Benefit Flexible Premium Variable Life
        Flexible Premium Joint and Last Survivor Variable Life (VUL 98)
              Flexible Premium Variable Life (General SelectPlus)
                 Flexible Premium Variable Life (Russell VUL)
                   Flexible Premium Variable Life (VUL 100)
                    Flexible Premium Variable Life (VUL 95)
                  Flexible Premium Variable Life (VUL 98/00)
                       Variable Life Insurance (Destiny)

 Supplement dated December 31, 2016 to the prospectuses for the variable life insurance policies issued by General American Life Insurance Company, listed above

The following information supplements, and to the extent inconsistent therewith, replaces the information in the prospectuses. Please retain this supplement for future reference.

The Company
-----------

The first paragraph describing the Company under "The Company" is replaced with the following:

   General American is a wholly-owned subsidiary of, and controlled by, MetLife, Inc., a publicly traded company. General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                                               SUPP-GALICVL1216

DESTINY SUPPLEMENT DATED MAY 1, 2016



                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                         Variable Life Insurance Policy
                                   (Destiny)

                          Supplement dated May 1, 2016
                      to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                          Supplement dated May 1, 2016
                     to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                          Supplement dated May 1, 2016
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                          Supplement dated May 1, 2016
                     to the Prospectuses dated May 1, 2000


     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance Policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your Policy, without charge, on request. These Policies are no longer available for sale.


     General American Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.


     THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING
1-800-638-9294.


     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


     The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     On January 12, 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its retail segment and is currently evaluating structural alternatives for such a separation. Any separation transaction that might occur will be subject to the satisfaction of various conditions and approvals, including approval of any transaction by the MetLife, Inc. Board of Directors, satisfaction of any applicable requirements of the SEC, and receipt of insurance and other regulatory approvals and other anticipated conditions. Because the form of a separation has not yet been set, MetLife, Inc. cannot currently provide a specific potential completion date or information about the potential impact on the financial strength of any company that issues variable insurance products. No assurance can be given regarding the form that a separation transaction may take or the specific terms thereof, or that a separation will in fact occur. However, any separation transaction will not affect the terms or conditions of your Policy, and General American Life Insurance Company will remain fully responsible for its respective contractual obligations to Policy owners.

     The Administrative Office for various Policy transactions is as follows:


      Premium Payments               General American
                                     P.O. Box 790201
                                     St. Louis, MO 63179-0201
      Payment Inquires and           General American
      Correspondence                 P.O. Box 355
                                     Warwick, RI 02887-0355
      Beneficiary and Ownership      General American
      Changes                        P.O. Box 357
                                     Warwick, RI 02887-0356
      Surrenders, Loans,             General American
      Withdrawals and                P.O. Box 356
      Division Transfers             Warwick, RI 02887-0356
      Death Claims                   General American
                                     P.O. Box 356
                                     Warwick, RI 02887-0356
      All Telephone                  (800) 638-9294
      Transactions and Inquiries

     You may request a transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet . To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at (800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.


THE SEPARATE ACCOUNT

     The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the Policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: The Russell Investment Funds are not available to Destiny or Executive Benefit Policies. For all other Policies, the Russell Investment Funds are only available for Policies with an issue date prior to January 1, 2000.


FUND                                     INVESTMENT OBJECTIVE                         INVESTMENT ADVISER/SUBADVISER
--------------------------------------   ------------------------------------------   ------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R)
 -- CLASS 2
American Funds Global Small              Seeks long-term growth of capital.           Capital Research and Management
 Capitalization Fund                                                                  Company
American Funds Growth Fund               Seeks growth of capital.                     Capital Research and Management
                                                                                      Company
American Funds Growth-Income Fund        Seeks long-term growth of capital and        Capital Research and Management
                                         income.                                      Company
FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio                  Seeks reasonable income. The fund            Fidelity Management & Research
                                         will also consider the potential for         Company
                                         capital appreciation. The fund's goal is     Subadviser: FMR Co., Inc.
                                         to achieve a yield which exceeds the
                                         composite yield on the securities
                                         comprising the S&P 500(R) Index.
Mid Cap Portfolio                        Seeks long-term growth of capital.           Fidelity Management & Research
                                                                                      Company
                                                                                      Subadviser: FMR Co., Inc.
JPMORGAN INSURANCE TRUST --
 CLASS 1
JPMorgan Insurance Trust Core Bond       Seeks to maximize total return by            J.P. Morgan Investment Management
 Portfolio                               investing primarily in a diversified         Inc.
                                         portfolio of intermediate- and
                                         long-term debt securities.
JPMorgan Insurance Trust Small Cap       Seeks capital growth over the long           J.P. Morgan Investment Management
 Core Portfolio                          term.                                        Inc.
MET INVESTORS SERIES TRUST --
 CLASS A
Clarion Global Real Estate Portfolio     Seeks total return through investment        MetLife Advisers, LLC
                                         in real estate securities, emphasizing       Subadviser: CBRE Clarion Securities
                                         both capital appreciation and current        LLC
                                         income.

FUND                                        INVESTMENT OBJECTIVE                         INVESTMENT ADVISER/SUBADVISER
-----------------------------------------   ------------------------------------------   --------------------------------------
ClearBridge Aggressive Growth               Seeks capital appreciation.                  MetLife Advisers, LLC
 Portfolio                                                                               Subadviser: ClearBridge Investments,
                                                                                         LLC
Harris Oakmark International Portfolio      Seeks long-term capital appreciation.        MetLife Advisers, LLC
                                                                                         Subadviser: Harris Associates L.P.
Invesco Mid Cap Value Portfolio             Seeks high total return by investing in      MetLife Advisers, LLC
                                            equity securities of mid-sized               Subadviser: Invesco Advisers, Inc.
                                            companies.
Invesco Small Cap Growth Portfolio          Seeks long-term growth of capital.           MetLife Advisers, LLC
                                                                                         Subadviser: Invesco Advisers, Inc.
MFS(R) Research International Portfolio     Seeks capital appreciation.                  MetLife Advisers, LLC
                                                                                         Subadviser: Massachusetts Financial
                                                                                         Services Company
Morgan Stanley Mid Cap Growth               Seeks capital appreciation.                  MetLife Advisers, LLC
 Portfolio                                                                               Subadviser: Morgan Stanley
                                                                                         Investment Management Inc.
PIMCO Total Return Portfolio                Seeks maximum total return,                  MetLife Advisers, LLC
                                            consistent with the preservation of          Subadviser: Pacific Investment
                                            capital and prudent investment               Management Company LLC
                                            management.
T. Rowe Price Large Cap Value Portfolio     Seeks long-term capital appreciation         MetLife Advisers, LLC
                                            by investing in common stocks                Subadviser: T. Rowe Price Associates,
                                            believed to be undervalued. Income is        Inc.
                                            a secondary objective.
T. Rowe Price Mid Cap Growth Portfolio      Seeks long-term growth of capital.           MetLife Advisers, LLC
                                                                                         Subadviser: T. Rowe Price Associates,
                                                                                         Inc.
METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock         Seeks long-term growth of capital.           MetLife Advisers, LLC
 Portfolio                                                                               Subadviser: Baillie Gifford Overseas
                                                                                         Limited
Barclays Aggregate Bond Index               Seeks to track the performance of the        MetLife Advisers, LLC
 Portfolio                                  Barclays U.S. Aggregate Bond Index.          Subadviser: MetLife Investment
                                                                                         Advisors, LLC
BlackRock Bond Income Portfolio             Seeks a competitive total return             MetLife Advisers, LLC
                                            primarily from investing in                  Subadviser: BlackRock Advisors, LLC
                                            fixed-income securities.
BlackRock Capital Appreciation              Seeks long-term growth of capital.           MetLife Advisers, LLC
 Portfolio                                                                               Subadviser: BlackRock Advisors, LLC
BlackRock Large Cap Value Portfolio         Seeks long-term growth of capital.           MetLife Advisers, LLC
                                                                                         Subadviser: BlackRock Advisors, LLC
BlackRock Ultra-Short Term Bond             Seeks a high level of current income         MetLife Advisers, LLC
 Portfolio (formerly BlackRock Money        consistent with preservation of capital.     Subadviser: BlackRock Advisors, LLC
 Market Portfolio)
Frontier Mid Cap Growth Portfolio           Seeks maximum capital appreciation.          MetLife Advisers, LLC
                                                                                         Subadviser: Frontier Capital
                                                                                         Management Company, LLC

FUND                                      INVESTMENT OBJECTIVE                         INVESTMENT ADVISER/SUBADVISER
---------------------------------------   ------------------------------------------   --------------------------------------
Jennison Growth Portfolio                 Seeks long-term growth of capital.           MetLife Advisers, LLC
                                                                                       Subadviser: Jennison Associates LLC
Met/Artisan Mid Cap Value Portfolio       Seeks long-term capital growth.              MetLife Advisers, LLC
                                                                                       Subadviser: Artisan Partners Limited
                                                                                       Partnership
Met/Wellington Balanced Portfolio         Seeks long-term capital appreciation         MetLife Advisers, LLC
 (formerly WMC Balanced Portfolio)        with some current income.                    Subadviser: Wellington Management
                                                                                       Company LLP
Met/Wellington Core Equity                Seeks to provide a growing stream of         MetLife Advisers, LLC
 Opportunities Portfolio (formerly        income over time and, secondarily,           Subadviser: Wellington Management
 WMC Core Equity Opportunities            long-term capital appreciation and           Company LLP
 Portfolio)                               current income.
MetLife Mid Cap Stock Index Portfolio     Seeks to track the performance of the        MetLife Advisers, LLC
                                          Standard & Poor's MidCap 400(R)              Subadviser: MetLife Investment
                                          Composite Stock Price Index.                 Advisors, LLC
MetLife Stock Index Portfolio             Seeks to track the performance of the        MetLife Advisers, LLC
                                          Standard & Poor's 500(R) Composite           Subadviser: MetLife Investment
                                          Stock Price Index.                           Advisors, LLC
MFS(R) Total Return Portfolio             Seeks a favorable total return through       MetLife Advisers, LLC
                                          investment in a diversified portfolio.       Subadviser: Massachusetts Financial
                                                                                       Services Company
MFS(R) Value Portfolio                    Seeks capital appreciation.                  MetLife Advisers, LLC
                                                                                       Subadviser: Massachusetts Financial
                                                                                       Services Company
MSCI EAFE(R) Index Portfolio              Seeks to track the performance of the        MetLife Advisers, LLC
                                          MSCI EAFE(R) Index.                          Subadviser: MetLife Investment
                                                                                       Advisors, LLC
Neuberger Berman Genesis Portfolio        Seeks high total return, consisting          MetLife Advisers, LLC
                                          principally of capital appreciation.         Subadviser: Neuberger Berman
                                                                                       Investment Advisers LLC
Russell 2000(R) Index Portfolio           Seeks to track the performance of the        MetLife Advisers, LLC
                                          Russell 2000(R) Index.                       Subadviser: MetLife Investment
                                                                                       Advisors, LLC
T. Rowe Price Large Cap Growth            Seeks long-term growth of capital.           MetLife Advisers, LLC
 Portfolio                                                                             Subadviser: T. Rowe Price Associates,
                                                                                       Inc.
T. Rowe Price Small Cap Growth            Seeks long-term capital growth.              MetLife Advisers, LLC
 Portfolio                                                                             Subadviser: T. Rowe Price Associates,
                                                                                       Inc.
Van Eck Global Natural Resources          Seeks long-term capital appreciation         MetLife Advisers, LLC
 Portfolio                                with income as a secondary                   Subadviser: Van Eck Associates
                                          consideration.                               Corporation
Western Asset Management Strategic        Seeks to maximize total return               MetLife Advisers, LLC
 Bond Opportunities Portfolio             consistent with preservation of capital.     Subadviser: Western Asset
                                                                                       Management Company
Western Asset Management                  Seeks to maximize total return               MetLife Advisers, LLC
 U.S. Government Portfolio                consistent with preservation of capital      Subadviser: Western Asset
                                          and maintenance of liquidity.                Management Company

FUND                                  INVESTMENT OBJECTIVE                     INVESTMENT ADVISER/SUBADVISER
-----------------------------------   --------------------------------------   ----------------------------------------
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund                Seeks to provide long term capital       Russell Investment Management
                                      growth.                                  Company
                                                                               Subadvisers: DePrince, Race & Zollo,
                                                                               Inc.;
                                                                               Monarch Partners Asset Management
                                                                               LLC;
                                                                               RBC Global Asset Management (U.S.)
                                                                               Inc.;
                                                                               Snow Capital Management L.P.;
                                                                               Timpani Capital Management LLC
Core Bond Fund                        Seeks to provide current income, and     Russell Investment Management
                                      as a secondary objective, capital        Company
                                      appreciation.                            Subadvisers: Colchester Global
                                                                               Investors Limited;
                                                                               Logan Circle Partners, L.P.;
                                                                               Macro Currency Group - an investment
                                                                               group within Principle Global Investors
                                                                               LLC;
                                                                               Metropolitan West Asset Management,
                                                                               LLC;
                                                                               Scout Investments, Inc.
Multi-Style Equity Fund               Seeks to provide long term capital       Russell Investment Management
                                      growth.                                  Company
                                                                               Subadvisers: Barrow, Hanley,
                                                                               Mewhinney & Strauss, LLC;
                                                                               Columbus Circle Investors;
                                                                               Jacobs Levy Equity Management, Inc.;
                                                                               Mar Vista Investment Partners, LLC;
                                                                               Suffolk Capital Management, LLC;
                                                                               Sustainable Growth Advisers, LP
Non-U.S. Fund                         Seeks to provide long term capital       Russell Investment Management
                                      growth.                                  Company
                                                                               Subadvisers: Barrow, Hanley,
                                                                               Mewhinney & Strauss, LLC;
                                                                               MFS Institutional Advisors, Inc.;
                                                                               Pzena Investment Management, LLC;
                                                                               William Blair & Company, LLC
VANECK VIP TRUST -- INITIAL CLASS
VanEck VIP Emerging Markets Fund      Seeks long-term capital appreciation     Van Eck Associates Corporation
                                      by investing primarily in equity
                                      securities in emerging markets around
                                      the world.

----------
FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.


OTHER FUNDS AND SHARE CLASSES

     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the VanEck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series(R), we offer Class 2 shares.


CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

                                   FEE TABLES

     The tables below describe the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. One table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2015. The other table describes the annual operating expenses of each Fund for the year ended December 31, 2015, before and after any applicable fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.


MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES


                                                                                              MINIMUM     MAXIMUM
                                                                                             ---------   --------
   Total Annual Fund Operating Expenses
   (expenses that are deducted from Fund assets, including management fees, distribution and/or
    service (12b-1) fees, and other expenses).............................................    0.27%       1.14%

FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

     The following table is a summary. For more complete information on Fund fees and expenses, please refer to the prospectus for each Fund.


                                                                 DISTRIBUTION
                                                                    AND/OR
                                                    MANAGEMENT      SERVICE       OTHER
FUND                                                    FEE      (12B-1) FEES   EXPENSES
-------------------------------------------------- ------------ -------------- ----------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
 Capitalization Fund..............................    0.69%     0.25%            0.04%
American Funds Growth Fund........................    0.33%     0.25%            0.02%
American Funds Growth-Income Fund.................    0.27%     0.25%            0.02%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio...........................    0.45%     --               0.09%
Mid Cap Portfolio.................................    0.55%     --               0.08%
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Core Bond
 Portfolio........................................    0.40%     --               0.21%
JPMorgan Insurance Trust Small Cap Core
 Portfolio........................................    0.65%     --               0.22%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio..............    0.60%     --               0.04%
ClearBridge Aggressive Growth Portfolio...........    0.55%     --               0.02%
Harris Oakmark International Portfolio............    0.77%     --               0.06%
Invesco Mid Cap Value Portfolio...................    0.64%     --               0.04%
Invesco Small Cap Growth Portfolio................    0.85%     --               0.02%
MFS(R) Research International Portfolio...........    0.69%     --               0.07%
Morgan Stanley Mid Cap Growth Portfolio...........    0.65%     --               0.03%
PIMCO Total Return Portfolio......................    0.48%     --               0.04%
T. Rowe Price Large Cap Value Portfolio...........    0.57%     --               0.02%
T. Rowe Price Mid Cap Growth Portfolio............    0.75%     --               0.03%
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio.....    0.79%     --               0.07%



                                                     ACQUIRED     TOTAL       FEE WAIVER    NET TOTAL
                                                    FUND FEES     ANNUAL        AND/OR       ANNUAL
                                                       AND      OPERATING      EXPENSE      OPERATING
FUND                                                 EXPENSES    EXPENSES   REIMBURSEMENT   EXPENSES
-------------------------------------------------- ----------- ----------- --------------- ----------
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds Global Small
 Capitalization Fund..............................   --          0.98%       --              0.98%
American Funds Growth Fund........................   --          0.60%       --              0.60%
American Funds Growth-Income Fund.................   --          0.54%       --              0.54%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio........................... 0.08%         0.62%       --              0.62%
Mid Cap Portfolio.................................   --          0.63%       --              0.63%
JPMORGAN INSURANCE TRUST
JPMorgan Insurance Trust Core Bond
 Portfolio........................................ 0.01%         0.62%     0.02%             0.60%
JPMorgan Insurance Trust Small Cap Core
 Portfolio........................................ 0.02%         0.89%       --              0.89%
MET INVESTORS SERIES TRUST
Clarion Global Real Estate Portfolio..............   --          0.64%       --              0.64%
ClearBridge Aggressive Growth Portfolio...........   --          0.57%     0.00%             0.57%
Harris Oakmark International Portfolio............   --          0.83%     0.02%             0.81%
Invesco Mid Cap Value Portfolio................... 0.08%         0.76%     0.02%             0.74%
Invesco Small Cap Growth Portfolio................   --          0.87%     0.02%             0.85%
MFS(R) Research International Portfolio...........   --          0.76%     0.06%             0.70%
Morgan Stanley Mid Cap Growth Portfolio...........   --          0.68%     0.01%             0.67%
PIMCO Total Return Portfolio......................   --          0.52%     0.04%             0.48%
T. Rowe Price Large Cap Value Portfolio...........   --          0.59%       --              0.59%
T. Rowe Price Mid Cap Growth Portfolio............   --          0.78%       --              0.78%
METROPOLITAN SERIES FUND
Baillie Gifford International Stock Portfolio.....   --          0.86%     0.12%             0.74%

                                                              DISTRIBUTION
                                                                 AND/OR
                                                 MANAGEMENT      SERVICE       OTHER
FUND                                                 FEE      (12B-1) FEES   EXPENSES
----------------------------------------------- ------------ -------------- ----------
Barclays Aggregate Bond Index Portfolio........    0.25%          --          0.03%
BlackRock Bond Income Portfolio................    0.32%          --          0.04%
BlackRock Capital Appreciation Portfolio.......    0.69%          --          0.02%
BlackRock Large Cap Value Portfolio............    0.63%          --          0.03%
BlackRock Ultra-Short Term Bond Portfolio......    0.34%          --          0.03%
Frontier Mid Cap Growth Portfolio..............    0.71%          --          0.03%
Jennison Growth Portfolio......................    0.60%          --          0.02%
Met/Artisan Mid Cap Value Portfolio............    0.81%          --          0.03%
Met/Wellington Balanced Portfolio..............    0.46%          --          0.08%
Met/Wellington Core Equity Opportunities
 Portfolio.....................................    0.70%          --          0.02%
MetLife Mid Cap Stock Index Portfolio..........    0.25%          --          0.04%
MetLife Stock Index Portfolio..................    0.25%          --          0.02%
MFS(R) Total Return Portfolio..................    0.55%          --          0.05%
MFS(R) Value Portfolio.........................    0.70%          --          0.02%
MSCI EAFE(R) Index Portfolio...................    0.30%          --          0.10%
Neuberger Berman Genesis Portfolio.............    0.81%          --          0.03%
Russell 2000(R) Index Portfolio................    0.25%          --          0.06%
T. Rowe Price Large Cap Growth Portfolio.......    0.60%          --          0.02%
T. Rowe Price Small Cap Growth Portfolio.......    0.47%          --          0.03%
Van Eck Global Natural Resources Portfolio.....    0.78%          --          0.03%
Western Asset Management Strategic
 Bond Opportunities Portfolio..................    0.59%          --          0.04%
Western Asset Management
 U.S. Government Portfolio.....................    0.47%          --          0.02%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.........................    0.90%          --          0.16%
Core Bond Fund.................................    0.55%          --          0.12%
Multi-Style Equity Fund........................    0.73%          --          0.11%
Non-U.S. Fund..................................    0.90%          --          0.16%
VANECK VIP TRUST
VanEck VIP Emerging Markets Fund...............    1.00%          --          0.14%



                                                  ACQUIRED     TOTAL       FEE WAIVER    NET TOTAL
                                                 FUND FEES     ANNUAL        AND/OR        ANNUAL
                                                    AND      OPERATING      EXPENSE      OPERATING
FUND                                              EXPENSES    EXPENSES   REIMBURSEMENT    EXPENSES
----------------------------------------------- ----------- ----------- --------------- -----------
Barclays Aggregate Bond Index Portfolio........   --          0.28%     0.01%             0.27%
BlackRock Bond Income Portfolio................   --          0.36%     0.00%             0.36%
BlackRock Capital Appreciation Portfolio.......   --          0.71%     0.05%             0.66%
BlackRock Large Cap Value Portfolio............   --          0.66%     0.03%             0.63%
BlackRock Ultra-Short Term Bond Portfolio......   --          0.37%     0.02%             0.35%
Frontier Mid Cap Growth Portfolio..............   --          0.74%     0.02%             0.72%
Jennison Growth Portfolio......................   --          0.62%     0.08%             0.54%
Met/Artisan Mid Cap Value Portfolio............   --          0.84%       --              0.84%
Met/Wellington Balanced Portfolio..............   --          0.54%     0.00%             0.54%
Met/Wellington Core Equity Opportunities
 Portfolio.....................................   --          0.72%     0.12%             0.60%
MetLife Mid Cap Stock Index Portfolio.......... 0.01%         0.30%     0.00%             0.30%
MetLife Stock Index Portfolio..................   --          0.27%     0.01%             0.26%
MFS(R) Total Return Portfolio..................   --          0.60%       --              0.60%
MFS(R) Value Portfolio.........................   --          0.72%     0.14%             0.58%
MSCI EAFE(R) Index Portfolio................... 0.01%         0.41%     0.00%             0.41%
Neuberger Berman Genesis Portfolio.............   --          0.84%     0.01%             0.83%
Russell 2000(R) Index Portfolio................ 0.01%         0.32%     0.00%             0.32%
T. Rowe Price Large Cap Growth Portfolio.......   --          0.62%     0.02%             0.60%
T. Rowe Price Small Cap Growth Portfolio.......   --          0.50%       --              0.50%
Van Eck Global Natural Resources Portfolio.....   --          0.81%     0.01%             0.80%
Western Asset Management Strategic
 Bond Opportunities Portfolio..................   --          0.63%     0.04%             0.59%
Western Asset Management
 U.S. Government Portfolio.....................   --          0.49%     0.01%             0.48%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.........................   --          1.06%       --              1.06%
Core Bond Fund................................. 0.01%         0.68%     0.02%             0.66%
Multi-Style Equity Fund........................   --          0.84%       --              0.84%
Non-U.S. Fund..................................   --          1.06%       --              1.06%
VANECK VIP TRUST
VanEck VIP Emerging Markets Fund...............   --          1.14%     0.00%             1.14%

     The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2016 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund, but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS


SEPARATE ACCOUNT CHARGES

     We will waive the following amount of the Mortality and Expense Risk
Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS(R) Research International Portfolio.


                              FEDERAL TAX MATTERS


INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.


TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard or guaranteed issue basis, there is additional uncertainty. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements. If Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution or a deemed distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Code section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made a Policy Owner or holder of the Policy or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a

Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS
FOLLOWS:

     DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

     DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     MULTIPLE POLICIES. All modified endowment contracts that are issued by General American (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

     The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

     CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     POSSIBLE CHARGE FOR TAXES. At the present time, General American makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. General American, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.


                               LEGAL PROCEEDINGS

     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.


                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

DESTINY SUPPLEMENT DATED MAY 1, 2015


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        Variable Life Insurance Policy
                                   (Destiny)

                         Supplement dated May 1, 2015
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                         Supplement dated May 1, 2015
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                         Supplement dated May 1, 2015
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated May 1, 2015
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

             Premium Payments            General American
                                         P.O. Box 790201
                                         St. Louis, MO 63179-0201

             Payment Inquires and        General American
             Correspondence              P.O. Box 355
                                         Warwick, RI 02887-0355

             Beneficiary and Ownership   General American
             Changes                     P.O. Box 357
                                         Warwick, RI 02887-0356

             Surrenders, Loans,          General American
             Withdrawals and             P.O. Box 356
             Division Transfers          Warwick, RI 02887-0356

             Death Claims                General American
                                         P.O. Box 356
                                         Warwick, RI 02887-0356

             All Telephone               (800) 638-9294
             Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

CYBERSECURITY

   Our variable insurance products business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Funds and the firms involved in the distribution and sale of our variable life insurance policies). For example, many routine operations, such as processing owners' requests and elections and day-to-day record keeping, are all executed through computer networks and systems.

   We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on General American and the separate account, as well as individual policy owners and their policies. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.

   Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of policy transactions, including the processing of transfer orders from our website or with the Funds; impact our ability to calculate accumulation unit values; cause the release and possible destruction of confidential policy owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)            ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY
                 FUND                     SUB-ADVISER            INVESTMENT OBJECTIVE
                 ----                     -----------             --------------------
      American Funds Global                   N/A       Long-term growth of capital.
      Small Capitalization Fund

      American Funds                          N/A       Growth of capital.
      Growth Fund

      American Funds                          N/A       Long-term growth of capital
      Growth-Income Fund                                and income.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
FUND                                      SUB-ADVISER            INVESTMENT OBJECTIVE
----                                      -----------             --------------------
      Equity-Income Portfolio            FMR Co., Inc.  Reasonable income. The fund will
                                                        also consider the potential for capital
                                                        appreciation. The fund's goal is to
                                                        achieve a yield which exceeds the
                                                        composite yield of securities
                                                        comprising the S&P 500(R) Index.

      Mid Cap Portfolio                  FMR Co., Inc.  Long-term growth of capital.

JPMORGAN INSURANCE TRUST                       ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.
FUND                                      SUB-ADVISER            INVESTMENT OBJECTIVE
----                                      -----------             --------------------
      JPMorgan Insurance Trust                N/A       To maximize total return by investing
      Core Bond Portfolio                               primarily in a diversified portfolio
                                                        of intermediate- and long-term
                                                        debt securities.

      JPMorgan Insurance Trust                N/A       Capital growth over the long term.
      Small Cap Core Portfolio

MET INVESTORS SERIES TRUST                                               ADVISER: METLIFE ADVISERS, LLC
FUND                                         SUB-ADVISER                          INVESTMENT OBJECTIVE
----                                          -----------                          --------------------
Clarion Global Real Estate     CBRE Clarion Securities LLC               Total return through investment in
Portfolio                                                                real estate securities, emphasizing
                                                                         both capital appreciation and current
                                                                         income.

ClearBridge Aggressive         ClearBridge Investments, LLC              Capital appreciation.
Growth Portfolio

Harris Oakmark                 Harris Associates L.P.                    Long-term capital appreciation.
International Portfolio

Invesco Mid Cap Value          Invesco Advisers, Inc.                    High total return by investing in
Portfolio                                                                equity securities of mid-sized
                                                                         companies.

Invesco Small Cap Growth       Invesco Advisers, Inc.                    Long-term growth of capital.
Portfolio

Lord Abbett Bond               Lord, Abbett & Co. LLC                    High current income and the
Debenture Portfolio                                                      opportunity for capital appreciation to
                                                                         produce a high total return.

MFS(R) Research                Massachusetts Financial Services Company  Capital appreciation.
International Portfolio

Morgan Stanley Mid Cap         Morgan Stanley Investment                 Capital appreciation.
Growth Portfolio               Management Inc.

PIMCO Total Return             Pacific Investment Management             Maximum total return, consistent
Portfolio                      Company LLC                               with the preservation of capital and
                                                                         prudent investment management.

T. Rowe Price Large Cap        T. Rowe Price Associates, Inc.            Long-term capital appreciation by
Value Portfolio                                                          investing in common stocks believed
                                                                         to be undervalued. Income is a
                                                                         secondary objective.

T. Rowe Price Mid Cap          T. Rowe Price Associates, Inc.            Long-term growth of capital.
Growth Portfolio

METROPOLITAN SERIES FUND                                                 ADVISER: METLIFE ADVISERS, LLC
FUND                                         SUB-ADVISER                          INVESTMENT OBJECTIVE
----                                          -----------                          --------------------
Baillie Gifford International  Baillie Gifford Overseas Limited          Long-term growth of capital.
Stock Portfolio

Barclays Aggregate Bond        MetLife Investment Management, LLC        To track the performance of the
Index Portfolio                                                          Barclays U.S. Aggregate Bond Index.

BlackRock Bond Income          BlackRock Advisors, LLC                   A competitive total return primarily
Portfolio                                                                from investing in fixed-income
                                                                         securities.

BlackRock Capital              BlackRock Advisors, LLC                   Long-term growth of capital.
Appreciation Portfolio

BlackRock Large Cap Value      BlackRock Advisors, LLC                   Long-term growth of capital.
Portfolio

BlackRock Money Market         BlackRock Advisors, LLC                   A high level of current income
Portfolio/1/                                                             consistent with preservation of
                                                                         capital.

Frontier Mid Cap Growth        Frontier Capital Management               Maximum capital appreciation.
Portfolio                      Company, LLC

Jennison Growth Portfolio      Jennison Associates LLC                   Long-term growth of capital.

FUND                                       SUB-ADVISER                            INVESTMENT OBJECTIVE
----                                       -----------                             --------------------
Met/Artisan Mid Cap Value  Artisan Partners Limited Partnership         Long-term capital growth.
Portfolio

MetLife Mid Cap Stock      MetLife Investment Management, LLC           To track the performance of the
Index Portfolio                                                         Standard & Poor's MidCap 400(R)
                                                                        Composite Stock Price Index.

MetLife Stock Index        MetLife Investment Management, LLC           To track the performance of the
Portfolio                                                               Standard & Poor's 500(R) Composite
                                                                        Stock Price Index.

MFS(R) Total Return        Massachusetts Financial Services Company     Favorable total return through
Portfolio                                                               investment in a diversified portfolio.

MFS(R) Value Portfolio     Massachusetts Financial Services Company     Capital appreciation.

MSCI EAFE(R) Index         MetLife Investment Management, LLC           To track the performance of the MSCI
Portfolio                                                               EAFE(R) Index.

Neuberger Berman Genesis   Neuberger Berman Management LLC              High total return, consisting principally
Portfolio                                                               of capital appreciation.

Russell 2000(R) Index      MetLife Investment Management, LLC           To track the performance of the
Portfolio                                                               Russell 2000(R) Index.

T. Rowe Price Large Cap    T. Rowe Price Associates, Inc.               Long-term growth of capital.
Growth Portfolio

T. Rowe Price Small Cap    T. Rowe Price Associates, Inc.               Long-term capital growth.
Growth Portfolio

Van Eck Global Natural     Van Eck Associates Corporation               Long-term capital appreciation with
Resources Portfolio                                                     income as a secondary consideration.

Western Asset              Western Asset Management Company             To maximize total return consistent
Management                                                              with preservation of capital and
U.S. Government Portfolio                                               maintenance of liquidity.

WMC Balanced Portfolio     Wellington Management Company LLP            Long-term capital appreciation with
                                                                        some current income.

WMC Core Equity            Wellington Management Company LLP            To provide a growing stream of
Opportunities Portfolio                                                 income over time and, secondarily,
                                                                        long-term capital appreciation and
                                                                        current income.

RUSSELL INVESTMENT FUNDS                                           ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY
FUND                                       SUB-ADVISER                            INVESTMENT OBJECTIVE
----                                       -----------                             --------------------
Aggressive Equity Fund     Conestoga Capital Advisors, LLC              To provide long term capital growth.
                           DePrince, Race & Zollo, Inc.
                           Jacobs Levy Equity Management, Inc.
                           RBC Global Asset Management (U.S.) Inc.
                           Ranger Investment Management, L.P.

Core Bond Fund             Colchester Global Investors Limited          To provide current income, and as a
                           Logan Circle Partners, L.P.                  secondary objective, capital
                           Macro Currency Group - an investment         appreciation.
                           group within Principle Global Investors LLC
                           Metropolitan West Asset Management, LLC
                           Scout Investments, Inc.

Multi-Style Equity Fund    Columbus Circle Investors                    To provide long term capital growth.
                           Institutional Capital LLC
                           Jacobs Levy Equity Management, Inc.
                           Mar Vista Investment Partners, LLC
                           Suffolk Capital Management, LLC
                           Sustainable Growth Advisers, LP

FUND                                SUB-ADVISER                           INVESTMENT OBJECTIVE
----                                 -----------                          --------------------
Non-U.S. Fund         Barrow, Hanley, Mewhinney & Strauss, LLC  To provide long term capital growth.
                      MFS Institutional Advisors, Inc.
                      Pzena Investment Management, LLC
                      William Blair & Company, LLC

VAN ECK VIP TRUST                                                ADVISER: VAN ECK ASSOCIATES CORPORATION
FUND                                SUB-ADVISER                           INVESTMENT OBJECTIVE
----                                 -----------                          --------------------

Van Eck VIP Emerging                    N/A                     Long-term capital appreciation by
Markets Fund                                                    investing primarily in equity securities
                                                                in emerging markets around the world.

----------
/1/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series(R), we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2014. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                       MINIMUM MAXIMUM
                                                                                       ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)....................................  0.27%   1.17%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2014, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                            DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                               AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                   FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                ---------- --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 2
American Funds Global Small
 Capitalization Fund...........   0.70%         0.25%       0.04%        --     0.99%          --       0.99%
American Funds Growth
 Fund..........................   0.33%         0.25%       0.02%        --     0.60%          --       0.60%
American Funds Growth-
 Income Fund...................   0.27%         0.25%       0.02%        --     0.54%          --       0.54%

FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio........   0.45%            --       0.09%     0.06%     0.60%          --       0.60%
Mid Cap Portfolio..............   0.55%            --       0.09%        --     0.64%          --       0.64%

JPMORGAN INSURANCE TRUST --
 CLASS 1
JPMorgan Insurance Trust
 Core Bond Portfolio...........   0.40%            --       0.23%     0.01%     0.64%       0.03%       0.61%
JPMorgan Insurance Trust
 Small Cap Core Portfolio......   0.65%            --       0.22%     0.02%     0.89%          --       0.89%

MET INVESTORS SERIES TRUST --
 CLASS A
Clarion Global Real Estate
 Portfolio.....................   0.59%            --       0.05%        --     0.64%          --       0.64%
ClearBridge Aggressive Growth
 Portfolio.....................   0.55%            --       0.02%        --     0.57%       0.01%       0.56%
Harris Oakmark International
 Portfolio.....................   0.77%            --       0.06%        --     0.83%       0.02%       0.81%
Invesco Mid Cap Value
 Portfolio.....................   0.64%            --       0.05%     0.04%     0.73%       0.02%       0.71%
Invesco Small Cap Growth
 Portfolio.....................   0.84%            --       0.03%        --     0.87%       0.01%       0.86%
Lord Abbett Bond Debenture
 Portfolio.....................   0.51%            --       0.04%        --     0.55%       0.01%       0.54%
MFS(R) Research International
 Portfolio.....................   0.69%            --       0.07%        --     0.76%       0.06%       0.70%
Morgan Stanley Mid Cap
 Growth Portfolio..............   0.64%            --       0.05%        --     0.69%       0.01%       0.68%
PIMCO Total Return
 Portfolio.....................   0.48%            --       0.03%        --     0.51%       0.04%       0.47%
T. Rowe Price Large Cap Value
 Portfolio.....................   0.57%            --       0.02%        --     0.59%          --       0.59%
T. Rowe Price Mid Cap Growth
 Portfolio.....................   0.75%            --       0.03%        --     0.78%          --       0.78%

                                            DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                               AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                   FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                ---------- --------------- -------- --------- --------- ------------- ---------

METROPOLITAN SERIES FUND --
 CLASS A
Baillie Gifford International
 Stock Portfolio...............   0.79%          --         0.08%        --     0.87%       0.12%       0.75%
Barclays Aggregate Bond Index
 Portfolio.....................   0.25%          --         0.03%        --     0.28%       0.00%       0.28%
BlackRock Bond Income
 Portfolio.....................   0.32%          --         0.03%        --     0.35%       0.00%       0.35%
BlackRock Capital Appreciation
 Portfolio.....................   0.69%          --         0.02%        --     0.71%       0.06%       0.65%
BlackRock Large Cap Value
 Portfolio.....................   0.63%          --         0.02%        --     0.65%       0.03%       0.62%
BlackRock Money Market
 Portfolio.....................   0.34%          --         0.03%        --     0.37%       0.02%       0.35%
Frontier Mid Cap Growth
 Portfolio.....................   0.71%          --         0.05%        --     0.76%       0.01%       0.75%
Jennison Growth Portfolio......   0.59%          --         0.03%        --     0.62%       0.08%       0.54%
Met/Artisan Mid Cap Value
 Portfolio.....................   0.81%          --         0.03%        --     0.84%          --       0.84%
MetLife Mid Cap Stock Index
 Portfolio.....................   0.25%          --         0.05%     0.01%     0.31%       0.00%       0.31%
MetLife Stock Index
 Portfolio.....................   0.25%          --         0.02%        --     0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio..   0.55%          --         0.05%        --     0.60%          --       0.60%
MFS(R) Value Portfolio.........   0.70%          --         0.02%        --     0.72%       0.14%       0.58%
MSCI EAFE(R) Index Portfolio...   0.30%          --         0.10%     0.01%     0.41%       0.00%       0.41%
Neuberger Berman Genesis
 Portfolio.....................   0.80%          --         0.03%        --     0.83%       0.00%       0.83%
Russell 2000(R) Index
 Portfolio.....................   0.25%          --         0.07%     0.05%     0.37%       0.01%       0.36%
T. Rowe Price Large Cap
 Growth Portfolio..............   0.60%          --         0.03%        --     0.63%       0.02%       0.61%
T. Rowe Price Small Cap
 Growth Portfolio..............   0.47%          --         0.04%        --     0.51%          --       0.51%
Van Eck Global Natural
 Resources Portfolio...........   0.78%          --         0.03%        --     0.81%       0.01%       0.80%
Western Asset Management
 U.S. Government
 Portfolio.....................   0.47%          --         0.02%        --     0.49%       0.01%       0.48%
WMC Balanced Portfolio.........   0.46%          --         0.07%        --     0.53%       0.00%       0.53%
WMC Core Equity Opportunities
 Portfolio.....................   0.70%          --         0.03%        --     0.73%       0.11%       0.62%

RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.........   0.90%          --         0.16%        --     1.06%          --       1.06%
Core Bond Fund.................   0.55%          --         0.14%     0.01%     0.70%       0.02%       0.68%
Multi-Style Equity Fund........   0.73%          --         0.13%        --     0.86%          --       0.86%
Non-U.S. Fund..................   0.90%          --         0.18%        --     1.08%          --       1.08%

                                          DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                             AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                              MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                 FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                              ---------- --------------- -------- --------- --------- ------------- ---------

VAN ECK VIP TRUST -- INITIAL CLASS
Van Eck VIP Emerging Markets
 Fund........................   1.00%          --         0.17%      --       1.17%       0.00%       1.17%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2015 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund, but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. The death benefit under the Policy should generally be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating a change to an existing Policy or using a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a Policy Owner that is a non-natural person, such as a corporation.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as gain taxable as ordinary income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue to qualify as a life insurance contract for Federal income tax purposes. Such a cash distribution will be subject to different tax rules and may be treated in whole or in part as taxable income.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to specific tax rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

DESTINY SUPPLEMENT DATED APRIL 28, 2014


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 28, 2014
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 28, 2014
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 28, 2014
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 28, 2014
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

             Premium Payments            General American
                                         P.O. Box 790201
                                         St. Louis, MO 63179-0201

             Payment Inquires and        General American
             Correspondence              P.O. Box 355
                                         Warwick, RI 02887-0355

             Beneficiary and Ownership   General American
             Changes                     P.O. Box 357
                                         Warwick, RI 02887-0356

             Surrenders, Loans,          General American
             Withdrawals and             P.O. Box 356
             Division Transfers          Warwick, RI 02887-0356

             Death Claims                General American
                                         P.O. Box 356
                                         Warwick, RI 02887-0356

             All Telephone               (800) 638-9294
             Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)                    ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY
           FUND                   SUB-ADVISER                           INVESTMENT OBJECTIVE
           ----                    -----------                           --------------------

American Funds Global                 N/A             Long-term growth of capital.
Small Capitalization Fund

American Funds Growth                 N/A             Growth of capital.
Fund

American Funds Growth-                N/A             Long-term growth of capital and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS               ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
FUND                              SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                           --------------------

Equity-Income Portfolio     FMR Co., Inc.             Reasonable income. The fund will also consider the
                                                      potential for capital appreciation. The fund's goal is to
                                                      achieve a yield which exceeds the composite yield of
                                                      securities comprising the S&P 500(R) Index.

Mid Cap Portfolio           FMR Co., Inc.             Long-term growth of capital.

JPMORGAN INSURANCE TRUST                              ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.
FUND                              SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                           --------------------

JPMorgan Insurance                    N/A             To maximize total return by investing primarily in a
Trust Core Bond Portfolio                             diversified portfolio of intermediate- and long-term debt
                                                      securities.

JPMorgan Insurance                    N/A             Capital growth over the long term.
Trust Small Cap Core
Portfolio

MET INVESTORS SERIES TRUST                            ADVISER: METLIFE ADVISERS, LLC
FUND                              SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                           --------------------

Clarion Global Real Estate  CBRE Clarion Securities   Total return through investment in real estate securities,
Portfolio                   LLC                       emphasizing both capital appreciation and current
                                                      income.

ClearBridge Aggressive      ClearBridge Investments,  Capital appreciation.
Growth Portfolio            LLC

Harris Oakmark              Harris Associates L.P.    Long-term capital appreciation.
International Portfolio

Invesco Mid Cap Value       Invesco Advisers, Inc.    High total return by investing in equity securities of
Portfolio (formerly Lord                              mid-sized companies.
Abbett Mid Cap Value
Portfolio)

Invesco Small Cap           Invesco Advisers, Inc.    Long-term growth of capital.
Growth Portfolio

FUND                           SUB-ADVISER                          INVESTMENT OBJECTIVE
----                            -----------                          --------------------

Lord Abbett Bond         Lord, Abbett & Co. LLC    High current income and the opportunity for capital
Debenture Portfolio                                appreciation to produce a high total return.

MFS(R) Research          Massachusetts Financial   Capital appreciation
International Portfolio  Services Company

Morgan Stanley Mid Cap   Morgan Stanley            Capital appreciation.
Growth Portfolio         Investment Management
                         Inc.

PIMCO Total Return       Pacific Investment        Maximum total return, consistent with the preservation
Portfolio                Management Company        of capital and prudent investment management.
                         LLC

T. Rowe Price Large Cap  T. Rowe Price             Long-term capital appreciation by investing in common
Value Portfolio          Associates, Inc.          stocks believed to be undervalued. Income is a
                                                   secondary objective.

T. Rowe Price Mid Cap    T. Rowe Price             Long-term growth of capital.
Growth Portfolio         Associates, Inc.

METROPOLITAN SERIES FUND                           ADVISER: METLIFE ADVISERS, LLC
FUND                           SUB-ADVISER                          INVESTMENT OBJECTIVE
----                            -----------                          --------------------

Baillie Gifford          Baillie Gifford Overseas  Long-term growth of capital.
International Stock      Limited
Portfolio

Barclays Aggregate Bond  MetLife Investment        To track the performance of the Barclays U.S. Aggregate
Index Portfolio          Management, LLC           Bond Index.

BlackRock Bond Income    BlackRock Advisors, LLC   A competitive total return primarily from investing in
Portfolio                                          fixed-income securities.

BlackRock Capital        BlackRock Advisors, LLC   Long-term growth of capital.
Appreciation Portfolio

BlackRock Large Cap      BlackRock Advisors, LLC   Long-term growth of capital.
Value Portfolio

BlackRock Money Market   BlackRock Advisors, LLC   A high level of current income consistent with
Portfolio/1/                                       preservation of capital.

Frontier Mid Cap Growth  Frontier Capital          Maximum capital appreciation.
Portfolio                Management Company,
                         LLC

Jennison Growth          Jennison Associates LLC   Long-term growth of capital.
Portfolio

Met/Artisan Mid Cap      Artisan Partners Limited  Long-term capital growth.
Value Portfolio          Partnership

MetLife Mid Cap Stock    MetLife Investment        To track the performance of the Standard & Poor's
Index Portfolio          Management, LLC           MidCap 400(R) Composite Stock Price Index.

MetLife Stock Index      MetLife Investment        To track the performance of the Standard & Poor's
Portfolio                Management, LLC           500(R) Composite Stock Price Index.

MFS(R) Total Return      Massachusetts Financial   Favorable total return through investment in a
Portfolio                Services Company          diversified portfolio.

MFS(R) Value Portfolio   Massachusetts Financial   Capital appreciation.
                         Services Company

MSCI EAFE(R) Index       MetLife Investment        To track the performance of the MSCI EAFE(R) Index.
Portfolio                Management, LLC

FUND                          SUB-ADVISER                        INVESTMENT OBJECTIVE
----                          -----------                         --------------------

Neuberger Berman         Neuberger Berman       High total return, consisting principally of capital
Genesis Portfolio        Management LLC         appreciation.

Russell 2000(R) Index    MetLife Investment     To track the performance of the Russell 2000(R) Index.
Portfolio                Management, LLC

T. Rowe Price Large Cap  T. Rowe Price          Long-term growth of capital.
Growth Portfolio         Associates, Inc.

T. Rowe Price Small Cap  T. Rowe Price          Long-term capital growth.
Growth Portfolio         Associates, Inc.

Van Eck Global Natural   Van Eck Associates     Long-term capital appreciation with income as a
Resources Portfolio      Corporation            secondary consideration.

Western Asset            Western Asset          To maximize total return consistent with preservation of
Management               Management Company     capital and maintenance of liquidity.
U.S. Government
Portfolio

WMC Balanced Portfolio   Wellington Management  Seeks long-term capital appreciation with some current
(formerly BlackRock      Company, LLP           income.
Diversified Portfolio)

WMC Core Equity          Wellington Management  Seeks to provide a growing stream of income over time
Opportunities Portfolio  Company, LLP           and, secondarily, long-term capital appreciation and
(formerly Davis Venture                         current income.
Value Portfolio)

RUSSELL INVESTMENT
FUNDS                                           ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY
FUND                          SUB-ADVISER                        INVESTMENT OBJECTIVE
----                          -----------                         --------------------

Aggressive Equity Fund            N/A           To provide long term capital growth.

Core Bond Fund                    N/A           To provide current income, and as a secondary
                                                objective, capital appreciation.

Multi-Style Equity Fund           N/A           To provide long term capital growth.

Non-U.S. Fund                     N/A           To provide long term capital growth.

VAN ECK VIP TRUST                               ADVISER: VAN ECK ASSOCIATES CORPORATION
FUND                          SUB-ADVISER                        INVESTMENT OBJECTIVE
----                          -----------                         --------------------

Van Eck VIP Emerging              N/A           Long-term capital appreciation by investing primarily in
Markets Fund                                    equity securities in emerging markets around the world.

----------
/1/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2013. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                       MINIMUM MAXIMUM
                                                                                       ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)....................................  0.27%   1.23%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2013, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                        DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                           AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                            MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                               FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                            ---------- --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 2
American Funds Global Small Capitalization
 Fund......................................   0.70%         0.25%       0.04%        --     0.99%          --       0.99%
American Funds Growth Fund.................   0.33%         0.25%       0.02%        --     0.60%          --       0.60%
American Funds Growth-Income Fund..........   0.27%         0.25%       0.02%        --     0.54%          --       0.54%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 INITIAL CLASS
Equity-Income Portfolio....................   0.45%            --       0.10%     0.02%     0.57%          --       0.57%
Mid Cap Portfolio..........................   0.55%            --       0.09%        --     0.64%          --       0.64%

JPMORGAN INSURANCE TRUST -- CLASS 1
JPMorgan Insurance Trust Core Bond
 Portfolio.................................   0.40%            --       0.20%     0.01%     0.61%       0.00%       0.61%
JPMorgan Insurance Trust Small Cap Core
 Portfolio.................................   0.65%            --       0.26%     0.02%     0.93%       0.00%       0.93%

                                                      DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                         AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                          MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                             FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                          ---------- --------------- -------- --------- --------- ------------- ---------

MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio.....   0.60%          --         0.05%        --     0.65%          --       0.65%
ClearBridge Aggressive Growth Portfolio..   0.59%          --         0.02%        --     0.61%       0.00%       0.61%
Harris Oakmark International Portfolio...   0.77%          --         0.06%        --     0.83%       0.02%       0.81%
Invesco Mid Cap Value Portfolio..........   0.65%          --         0.05%     0.08%     0.78%       0.02%       0.76%
Invesco Small Cap Growth Portfolio.......   0.85%          --         0.02%        --     0.87%       0.02%       0.85%
Lord Abbett Bond Debenture Portfolio.....   0.51%          --         0.03%        --     0.54%          --       0.54%
MFS(R) Research International Portfolio..   0.68%          --         0.07%        --     0.75%       0.06%       0.69%
Morgan Stanley Mid Cap Growth
 Portfolio...............................   0.64%          --         0.05%        --     0.69%       0.01%       0.68%
PIMCO Total Return Portfolio.............   0.48%          --         0.03%        --     0.51%          --       0.51%
T. Rowe Price Large Cap Value Portfolio..   0.57%          --         0.02%        --     0.59%          --       0.59%
T. Rowe Price Mid Cap Growth Portfolio...   0.75%          --         0.03%        --     0.78%          --       0.78%

METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock
 Portfolio...............................   0.79%          --         0.08%        --     0.87%       0.12%       0.75%
Barclays Aggregate Bond Index Portfolio..   0.25%          --         0.03%        --     0.28%       0.01%       0.27%
BlackRock Bond Income Portfolio..........   0.33%          --         0.02%        --     0.35%       0.00%       0.35%
BlackRock Capital Appreciation Portfolio.   0.69%          --         0.02%        --     0.71%       0.01%       0.70%
BlackRock Large Cap Value Portfolio......   0.63%          --         0.02%        --     0.65%       0.06%       0.59%
BlackRock Money Market Portfolio.........   0.33%          --         0.02%        --     0.35%       0.02%       0.33%
Frontier Mid Cap Growth Portfolio........   0.72%          --         0.03%        --     0.75%       0.01%       0.74%
Jennison Growth Portfolio................   0.60%          --         0.02%        --     0.62%       0.07%       0.55%
Met/Artisan Mid Cap Value Portfolio......   0.81%          --         0.02%        --     0.83%          --       0.83%
MetLife Mid Cap Stock Index Portfolio....   0.25%          --         0.05%     0.02%     0.32%       0.00%       0.32%
MetLife Stock Index Portfolio............   0.25%          --         0.02%        --     0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio............   0.55%          --         0.04%        --     0.59%          --       0.59%
MFS(R) Value Portfolio...................   0.70%          --         0.02%        --     0.72%       0.14%       0.58%
MSCI EAFE(R) Index Portfolio.............   0.30%          --         0.10%     0.01%     0.41%       0.00%       0.41%
Neuberger Berman Genesis Portfolio.......   0.80%          --         0.03%        --     0.83%       0.01%       0.82%
Russell 2000(R) Index Portfolio..........   0.25%          --         0.06%     0.11%     0.42%       0.00%       0.42%
T. Rowe Price Large Cap Growth
 Portfolio...............................   0.60%          --         0.03%        --     0.63%       0.01%       0.62%
T. Rowe Price Small Cap Growth
 Portfolio...............................   0.48%          --         0.04%        --     0.52%          --       0.52%
Van Eck Global Natural Resources
 Portfolio...............................   0.78%          --         0.03%     0.01%     0.82%       0.01%       0.81%
Western Asset Management U.S.
 Government Portfolio....................   0.47%          --         0.02%        --     0.49%       0.01%       0.48%
WMC Balanced Portfolio...................   0.46%          --         0.05%        --     0.51%       0.00%       0.51%
WMC Core Equity Opportunities Portfolio..   0.70%          --         0.02%        --     0.72%       0.11%       0.61%

RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund...................   0.90%          --         0.15%        --     1.05%       0.05%       1.00%
Core Bond Fund...........................   0.55%          --         0.13%     0.01%     0.69%       0.05%       0.64%
Multi-Style Equity Fund..................   0.73%          --         0.11%        --     0.84%          --       0.84%
Non-U.S. Fund............................   0.90%          --         0.14%        --     1.04%       0.05%       0.99%

                                                DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                   AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                    MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                       FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                    ---------- --------------- -------- --------- --------- ------------- ---------

VAN ECK VIP TRUST -- INITIAL CLASS
Van Eck VIP Emerging Markets Fund..   1.00%          --         0.23%      --       1.23%       0.00%       1.23%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2014 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

DESTINY SUPPLEMENT DATED APRIL 29, 2013



                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 29, 2013
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 29, 2013
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 29, 2013
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 29, 2013
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

             Premium Payments            General American
                                         P.O. Box 790201
                                         St. Louis, MO 63179-0201

             Payment Inquires and        General American
             Correspondence              P.O. Box 355
                                         Warwick, RI 02887-0355

             Beneficiary and Ownership   General American
             Changes                     P.O. Box 357
                                         Warwick, RI 02887-0356

             Surrenders, Loans,          General American
             Withdrawals and             P.O. Box 356
             Division Transfers          Warwick, RI 02887-0356

             Death Claims                General American
                                         P.O. Box 356
                                         Warwick, RI 02887-0356

             All Telephone               (800) 638-9294
             Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)                     ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY
           FUND                    SUB-ADVISER                           INVESTMENT OBJECTIVE
           ----                    -----------                            --------------------

American Funds Global                  N/A             Long-term growth of capital.
Small Capitalization Fund

American Funds Growth                  N/A             Growth of capital.
Fund

American Funds Growth-                 N/A             Long-term growth of capital and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS                ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
FUND                               SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                            --------------------

Equity-Income Portfolio     FMR Co., Inc.              Reasonable income. The fund will also consider the
                                                       potential for capital appreciation. The fund's goal is to
                                                       achieve a yield which exceeds the composite yield of
                                                       securities comprising the S&P 500(R) Index.

Mid Cap Portfolio           FMR Co., Inc.              Long-term growth of capital.

JPMORGAN INSURANCE TRUST                               ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.
FUND                               SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                            --------------------

JPMorgan Insurance                     N/A             To maximize total return by investing primarily in a
Trust Core Bond Portfolio                              diversified portfolio of intermediate- and long-term debt
                                                       securities.

JPMorgan Insurance                     N/A             Capital growth over the long term.
Trust Small Cap Core
Portfolio

MET INVESTORS SERIES TRUST                             ADVISER: METLIFE ADVISERS, LLC
FUND                               SUB-ADVISER                           INVESTMENT OBJECTIVE
----                               -----------                            --------------------

Clarion Global Real Estate  CBRE Clarion Securities    Total return through investment in real estate securities,
Portfolio                   LLC                        emphasizing both capital appreciation and current
                                                       income.

ClearBridge Aggressive      ClearBridge Investments,   Capital appreciation.
Growth Portfolio            LLC (formerly ClearBridge
(formerly Legg Mason        Advisors, LLC)
ClearBridge Aggressive
Growth Portfolio)

Harris Oakmark              Harris Associates L.P.     Long-term capital appreciation.
International Portfolio

Invesco Small Cap           Invesco Advisers, Inc.     Long-term growth of capital.
Growth Portfolio

Lord Abbett Bond            Lord, Abbett & Co. LLC     High current income and the opportunity for capital
Debenture Portfolio                                    appreciation to produce a high total return.

FUND                             SUB-ADVISER                          INVESTMENT OBJECTIVE
----                              -----------                          --------------------

Lord Abbett Mid Cap        Lord, Abbett & Co. LLC    Capital appreciation through investments, primarily in
Value Portfolio                                      equity securities, which are believed to be undervalued
                                                     in the marketplace.

MFS(R) Research            Massachusetts Financial   Capital appreciation
International Portfolio    Services Company

Morgan Stanley Mid Cap     Morgan Stanley            Capital appreciation.
Growth Portfolio           Investment Management
                           Inc.

PIMCO Total Return         Pacific Investment        Maximum total return, consistent with the preservation
Portfolio                  Management Company        of capital and prudent investment management.
                           LLC

T. Rowe Price Large Cap    T. Rowe Price             Long-term capital appreciation by investing in common
Value Portfolio            Associates, Inc.          stocks believed to be undervalued. Income is a
                                                     secondary objective.

T. Rowe Price Mid Cap      T. Rowe Price             Long-term growth of capital.
Growth Portfolio           Associates, Inc.

METROPOLITAN SERIES FUND                             ADVISER: METLIFE ADVISERS, LLC
FUND                             SUB-ADVISER                          INVESTMENT OBJECTIVE
----                              -----------                          --------------------

Baillie Gifford            Baillie Gifford Overseas  Long-term growth of capital.
International Stock        Limited
Portfolio

Barclays Aggregate Bond    MetLife Investment        To track the performance of the Barclays U.S. Aggregate
Index Portfolio (formerly  Management, LLC/1/        Bond Index.
Barclays Capital
Aggregate Bond Index
Portfolio)

BlackRock Bond Income      BlackRock Advisors, LLC   A competitive total return primarily from investing in
Portfolio                                            fixed-income securities.

BlackRock Capital          BlackRock Advisors, LLC   Long-term growth of capital.
Appreciation Portfolio
(formerly BlackRock
Legacy Large Cap Growth
Portfolio)

BlackRock Diversified      BlackRock Advisors, LLC   High total return while attempting to limit investment
Portfolio                                            risk and preserve capital.

BlackRock Large Cap        BlackRock Advisors, LLC   Long-term growth of capital.
Value Portfolio

BlackRock Money Market     BlackRock Advisors, LLC   A high level of current income consistent with
Portfolio/2/                                         preservation of capital.

Davis Venture Value        Davis Selected Advisers,  Growth of capital.
Portfolio                  L.P.

Frontier Mid Cap Growth    Frontier Capital          Maximum capital appreciation.
Portfolio (formerly        Management Company,
BlackRock Aggressive       LLC/3/
Growth Portfolio)

Jennison Growth            Jennison Associates LLC   Long-term growth of capital.
Portfolio

Met/Artisan Mid Cap        Artisan Partners Limited  Long-term capital growth.
Value Portfolio            Partnership


METROPOLITAN SERIES FUND                          ADVISER: METLIFE ADVISERS, LLC
FUND                           SUB-ADVISER                         INVESTMENT OBJECTIVE
----                           -----------                          --------------------

MetLife Mid Cap Stock    MetLife Investment       To track the performance of the Standard & Poor's
Index Portfolio          Management, LLC/1/       MidCap 400(R) Composite Stock Price Index.

MetLife Stock Index      MetLife Investment       To track the performance of the Standard & Poor's
Portfolio                Management, LLC/1/       500(R) Composite Stock Price Index.

MFS(R) Total Return      Massachusetts Financial  Favorable total return through investment in a
Portfolio                Services Company         diversified portfolio.

MFS(R) Value Portfolio   Massachusetts Financial  Capital appreciation.
                         Services Company

MSCI EAFE(R) Index       MetLife Investment       To track the performance of the MSCI EAFE(R) Index.
Portfolio                Management, LLC/1/

Neuberger Berman         Neuberger Berman         High total return, consisting principally of capital
Genesis Portfolio        Management LLC           appreciation.

Russell 2000(R) Index    MetLife Investment       To track the performance of the Russell 2000(R) Index.
Portfolio                Management, LLC/1/

T. Rowe Price Large Cap  T. Rowe Price            Long-term growth of capital and, secondarily, dividend
Growth Portfolio         Associates, Inc.         income.

T. Rowe Price Small Cap  T. Rowe Price            Long-term capital growth.
Growth Portfolio         Associates, Inc.

Van Eck Global Natural   Van Eck Associates       Long-term capital appreciation with income as a
Resources Portfolio      Corporation              secondary consideration.

Western Asset            Western Asset            To maximize total return consistent with preservation of
Management               Management Company       capital and maintenance of liquidity.
U.S. Government
Portfolio

RUSSELL INVESTMENT
FUNDS                                             ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY
FUND                           SUB-ADVISER                         INVESTMENT OBJECTIVE
----                           -----------                          --------------------

Aggressive Equity Fund             N/A            To provide long term capital growth.

Core Bond Fund                     N/A            To provide current income, and as a secondary
                                                  objective, capital appreciation.

Multi-Style Equity Fund            N/A            To provide long term capital growth.

Non-U.S. Fund                      N/A            To provide long term capital growth.

VAN ECK VIP TRUST                                 ADVISER: VAN ECK ASSOCIATES CORPORATION
FUND                           SUB-ADVISER                         INVESTMENT OBJECTIVE
----                           -----------                          --------------------

Van Eck VIP Emerging               N/A            Long-term capital appreciation by investing primarily in
Markets Fund                                      equity securities in emerging markets around the world.

----------
/1/Formerly MetLife Investment Advisors Company, LLC.

/2/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/3/Prior to January 7, 2013, BlackRock Advisors, LLC was the sub-adviser to the
   Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2012. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                       MINIMUM MAXIMUM
                                                                                       ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)....................................  0.28%   1.23%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2012, before and after any applicable fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                        DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                           AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                            MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                               FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                            ---------- --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 2
American Funds Global Small Capitalization
 Fund......................................   0.71%         0.25%       0.04%        --     1.00%          --       1.00%
American Funds Growth Fund.................   0.33%         0.25%       0.02%        --     0.60%          --       0.60%
American Funds Growth-Income Fund..........   0.27%         0.25%       0.02%        --     0.54%          --       0.54%

FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio....................   0.46%            --       0.10%        --     0.56%          --       0.56%
Mid Cap Portfolio..........................   0.56%            --       0.09%        --     0.65%          --       0.65%

JPMORGAN INSURANCE TRUST -- CLASS 1
JPMorgan Insurance Trust Core Bond
 Portfolio.................................   0.40%            --       0.22%        --     0.62%       0.02%       0.60%
JPMorgan Insurance Trust Small Cap Core
 Portfolio.................................   0.65%            --       0.29%     0.01%     0.95%       0.00%       0.95%

                                                      DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                         AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                          MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                             FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                          ---------- --------------- -------- --------- --------- ------------- ---------

MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio.....   0.60%          --         0.06%        --     0.66%          --       0.66%
ClearBridge Aggressive Growth Portfolio..   0.61%          --         0.03%        --     0.64%          --       0.64%
Harris Oakmark International Portfolio...   0.77%          --         0.06%        --     0.83%       0.02%       0.81%
Invesco Small Cap Growth Portfolio.......   0.85%          --         0.02%        --     0.87%       0.01%       0.86%
Lord Abbett Bond Debenture Portfolio.....   0.51%          --         0.03%        --     0.54%          --       0.54%
Lord Abbett Mid Cap Value Portfolio......   0.65%          --         0.04%     0.06%     0.75%       0.00%       0.75%
MFS(R) Research International Portfolio..   0.68%          --         0.07%        --     0.75%       0.05%       0.70%
Morgan Stanley Mid Cap Growth
 Portfolio...............................   0.65%          --         0.07%        --     0.72%       0.01%       0.71%
PIMCO Total Return Portfolio.............   0.48%          --         0.03%        --     0.51%          --       0.51%
T. Rowe Price Large Cap Value Portfolio..   0.57%          --         0.02%        --     0.59%          --       0.59%
T. Rowe Price Mid Cap Growth Portfolio...   0.75%          --         0.03%        --     0.78%          --       0.78%

METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock
 Portfolio...............................   0.81%          --         0.10%        --     0.91%       0.10%       0.81%
Barclays Aggregate Bond Index Portfolio..   0.25%          --         0.04%        --     0.29%       0.01%       0.28%
BlackRock Bond Income Portfolio..........   0.32%          --         0.04%        --     0.36%       0.00%       0.36%
BlackRock Capital Appreciation Portfolio.   0.70%          --         0.03%        --     0.73%       0.01%       0.72%
BlackRock Diversified Portfolio..........   0.46%          --         0.07%        --     0.53%          --       0.53%
BlackRock Large Cap Value Portfolio......   0.63%          --         0.03%        --     0.66%       0.03%       0.63%
BlackRock Money Market Portfolio.........   0.33%          --         0.02%        --     0.35%       0.01%       0.34%
Davis Venture Value Portfolio............   0.70%          --         0.03%        --     0.73%       0.05%       0.68%
Frontier Mid Cap Growth Portfolio........   0.73%          --         0.05%        --     0.78%       0.02%       0.76%
Jennison Growth Portfolio................   0.61%          --         0.03%        --     0.64%       0.07%       0.57%
Met/Artisan Mid Cap Value Portfolio......   0.81%          --         0.04%        --     0.85%          --       0.85%
MetLife Mid Cap Stock Index Portfolio....   0.25%          --         0.07%     0.02%     0.34%       0.00%       0.34%
MetLife Stock Index Portfolio............   0.25%          --         0.03%        --     0.28%       0.01%       0.27%
MFS(R) Total Return Portfolio............   0.55%          --         0.05%        --     0.60%          --       0.60%
MFS(R) Value Portfolio...................   0.70%          --         0.03%        --     0.73%       0.13%       0.60%
MSCI EAFE(R) Index Portfolio.............   0.30%          --         0.11%     0.01%     0.42%       0.00%       0.42%
Neuberger Berman Genesis Portfolio.......   0.82%          --         0.04%        --     0.86%       0.01%       0.85%
Russell 2000(R) Index Portfolio..........   0.25%          --         0.08%     0.09%     0.42%       0.00%       0.42%
T. Rowe Price Large Cap Growth
 Portfolio...............................   0.60%          --         0.04%        --     0.64%       0.01%       0.63%
T. Rowe Price Small Cap Growth
 Portfolio...............................   0.49%          --         0.06%        --     0.55%          --       0.55%
Van Eck Global Natural Resources
 Portfolio...............................   0.78%          --         0.04%     0.02%     0.84%       0.01%       0.83%
Western Asset Management U.S.
 Government Portfolio....................   0.47%          --         0.03%        --     0.50%       0.02%       0.48%

RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund...................   0.90%          --         0.18%        --     1.08%       0.05%       1.03%
Core Bond Fund...........................   0.55%          --         0.17%        --     0.72%       0.05%       0.67%
Multi-Style Equity Fund..................   0.73%          --         0.13%        --     0.86%          --       0.86%
Non-U.S. Fund............................   0.90%          --         0.16%        --     1.06%       0.05%       1.01%

                                                DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                   AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                    MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                       FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                    ---------- --------------- -------- --------- --------- ------------- ---------

VAN ECK VIP TRUST -- INITIAL CLASS
Van Eck VIP Emerging Markets Fund..   1.00%          --         0.23%      --       1.23%       0.00%       1.23%

   The information shown in the table above was provided by the Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Fund but that the expenses of the Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Fund's board of directors or trustees, are not shown.

                                 POLICY RIGHTS

TRANSFERS

   RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Funds, which may in turn adversely affect Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, MFS Research International Portfolio, Baillie Gifford International Stock Portfolio, MSCI EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Van Eck Global Natural Resources Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund and Van Eck VIP Emerging Markets Fund--the "Monitored Funds") and we monitor transfer activity in those Monitored Funds. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Funds. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Funds within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Funds, in a 12-month period there were: (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Fund in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE FUNDS. We may change the Monitored Funds at any time without notice in our sole discretion.

   As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Funds under our current frequent transfer policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an

American Funds portfolio to be submitted with an original signature. Further, as Monitored Funds, all American Funds portfolios also will be subject to our current frequent transfer policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Funds under that Policy to be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Policies. We do not accommodate frequent transfers in any Fund and there are no arrangements in place to permit any Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Funds may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent transfer policies established by the Fund.

   In addition, Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Owners engaged in frequent trading, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Owner). You should read the Fund prospectuses for more details.

   RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Funds and may disrupt fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Funds except where the fund manager of a particular underlying Fund has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some fund managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                                GENERAL MATTERS

BENEFICIARY

   The following is added to this section:

   Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on our books and records. ("Escheatment" is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your Policy's death benefit from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designation--including complete names and complete address--if and as they change. You should contact our Administrative Office in order to make a change to your beneficiary designation. (See "The Company.")

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS                         PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                         -----------------------------

    Eric T. Steigerwalt/(2)/         Chairman of the Board, President and Chief Executive Officer since 2012 and
                                     Director since 2007 of General American and Executive Vice President of
                                     Metropolitan Life Insurance Company since 2010. Formerly Interim Chief
                                     Financial Officer 2011-2012, Senior Vice President and Treasurer of General
                                     American 2007-2009 and Senior Vice President and Treasurer 2007-2009 of
                                     Metropolitan Life.

    Kimberly A. Berwanger/(1)/       Director of General American since 2012 and Vice President of Metropolitan
                                     Life Insurance Company since 2010.

    Peter M. Carlson/(1)/            Director, Executive Vice President and Chief Accounting Officer of General
                                     American since 2009 and Executive Vice President and Chief Accounting
                                     Officer of Metropolitan Life Insurance Company since 2009. Formerly
                                     Executive Vice President and Corporate Controller 2006-2009 of Wachovia
                                     Corporation.

NAME AND PRINCIPAL BUSINESS ADDRESS                         PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                         -----------------------------

     Paul G. Cellupica/(1)/          Director of General American since 2011 and Chief Counsel of Metropolitan
                                     Life Insurance Company since 2004.

     Elizabeth M. Forget/(1)/        Director of General American since 2012 and Senior Vice President of
                                     Metropolitan Life Insurance Company since 2007.

     Michael P. Harwood/(2)/         Director of General American since 2012 and Senior Vice President and Chief
                                     Actuary of Metropolitan Life Insurance Company since 2010. Formerly Vice
                                     President and Chief Actuary 2005-2009 of Metropolitan Life.

     Paul A. LaPiana/(2)/            Director of General American since 2010 and Senior Vice President of
                                     Metropolitan Life Insurance Company since 2008. Formerly Director (Officer)
                                     2003-2008 of Metropolitan Life.

     Gene L. Lunman/(4)/             Director of General American since 2012 and Senior Vice President of
                                     Metropolitan Life Insurance Company since 2006.

     Stanley J. Talbi/(1)/           Director of General American since 2002 and Executive Vice President of
                                     Metropolitan Life Insurance Company since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                        PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                         -----------------------------

    Roberto Baron/(1)/               Senior Vice President of General American since 2011 and Senior Vice
                                     President of Metropolitan Life Insurance Company since 2011. Formerly Vice
                                     President 2004-2011 of General American.

    Anne M. Belden/(6)/              Vice President--Finance of General American since 2010 and Assistant Vice
                                     President and Actuary of Metropolitan Life Insurance Company since 2010.
                                     Formerly Actuary 2004-2010 of Metropolitan Life.

    Marlene B. Debel/(1)/            Senior Vice President and Treasurer of General American since 2011 and
                                     Senior Vice President and Treasurer of Metropolitan Life Insurance Company
                                     since 2011. Formerly Global Head of Liquidity Risk Management and Rating
                                     Agency Relations of 2009-2011 Bank of America and Assistant Treasurer and
                                     Head of Corporate Finance and Liquidity Risk Management 1989-2008 of
                                     Merrill Lynch & Co., Inc.

    Robin Lenna/(5)/                 Executive Vice President of General American since 2011 and Executive Vice
                                     President of Metropolitan Life Insurance Company since 2010. Formerly
                                     Senior Vice President 2004-2010 of Metropolitan Life.

    Jonathan L. Rosenthal/(3)/       Senior Vice President and Chief Hedging Officer of General American since
                                     2010 and Senior Managing Director of Metropolitan Life Insurance Company
                                     since 2008.

----------
/(1)/The principal business address is MetLife, 1095 Avenue of the Americas,
    New York, NY 10036.
/(2)/The principal business address is MetLife, 501 Route 22, Bridgewater, NJ
    08807
/(3)/The principal business address is MetLife, 10 Park Avenue, Morristown, NJ
    07962.
/(4)/The principal business address is MetLife, 1300 Hall Boulevard,
    Bloomfield, CT 06002
/(5)/The principal business address is MetLife, 200 Park Avenue, 12/th/ floor,
    New York, NY 10166
/(6)/The principal business address is MetLife, 1 MetLife Plaza, 27-01 Queens
    Plaza North, Long Island, NY 11101

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

DESTINY VARIABLE LIFE SUPPLEMENT DATED APRIL 30, 2012


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                        Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 30, 2012
                      to the Prospectus dated May 1, 2004

                               Flexible Premium
                       Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 30, 2012
                     to the Prospectuses dated May 1, 2002

                   Flexible Premium Joint and Last Survivor
                        Variable Life Insurance Policy

                        Supplement dated April 30, 2012
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 30, 2012
                     to the Prospectuses dated May 1, 2000

   This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

   General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

   WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

   The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

   General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

             Premium Payments            General American
                                         P.O. Box 790201
                                         St. Louis, MO 63179-0201

             Payment Inquires and        General American
             Correspondence              P.O. Box 355
                                         Warwick, RI 02887-0355

             Beneficiary and Ownership   General American
             Changes                     P.O. Box 357
                                         Warwick, RI 02887-0356

             Surrenders, Loans,          General American
             Withdrawals and             P.O. Box 356
             Division Transfers          Warwick, RI 02887-0356

             Death Claims                General American
                                         P.O. Box 356
                                         Warwick, RI 02887-0356

             All Telephone               (800) 638-9294
             Transactions and Inquiries

   You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

   If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

THE SEPARATE ACCOUNT

   The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

   The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)                       ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY
           FUND                     SUB-ADVISER                            INVESTMENT OBJECTIVE
           ----                     -----------                             --------------------

American Funds Global                   N/A              Long-term growth of capital.
Small Capitalization Fund

American Funds Growth                   N/A              Growth of capital.
Fund

American Funds Growth-                  N/A              Long-term growth of capital and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS                  ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
FUND                                SUB-ADVISER                            INVESTMENT OBJECTIVE
----                                -----------                             --------------------

Equity-Income Portfolio     FMR Co., Inc.                Reasonable income. The fund will also consider the
                                                         potential for capital appreciation. The fund's goal is to
                                                         achieve a yield which exceeds the composite yield of
                                                         securities comprising the S&P 500(R) Index.

Mid Cap Portfolio           FMR Co., Inc.                Long-term growth of capital.

JPMORGAN INSURANCE TRUST                                 ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.
FUND                                SUB-ADVISER                            INVESTMENT OBJECTIVE
----                                -----------                             --------------------

JPMorgan Insurance                      N/A              To maximize total return by investing primarily in a
Trust Core Bond Portfolio                                diversified portfolio of intermediate- and long-term debt
                                                         securities.

JPMorgan Insurance                      N/A              Capital growth over the long term.
Trust Small Cap Core
Portfolio

MET INVESTORS SERIES TRUST                               ADVISER: METLIFE ADVISERS, LLC
FUND                                SUB-ADVISER                            INVESTMENT OBJECTIVE
----                                -----------                             --------------------

Clarion Global Real Estate  CBRE Clarion Securities      Total return through investment in real estate securities,
Portfolio                   LLC (formerly ING Clarion    emphasizing both capital appreciation and current
                            Real Estate Securities LLC)  income.

Harris Oakmark              Harris Associates L.P.       Long-term capital appreciation.
International Portfolio

Invesco Small Cap           Invesco Advisers, Inc.       Long-term growth of capital.
Growth Portfolio

Lazard Mid Cap Portfolio    Lazard Asset                 Long-term growth of capital.
                            Management LLC

Legg Mason ClearBridge      ClearBridge Advisors, LLC    Capital appreciation.
Aggressive Growth
Portfolio

Lord Abbett Bond            Lord, Abbett & Co. LLC       High current income and the opportunity for capital
Debenture Portfolio                                      appreciation to produce a high total return.

FUND                             SUB-ADVISER                          INVESTMENT OBJECTIVE
----                              -----------                          --------------------

Lord Abbett Mid Cap        Lord, Abbett & Co. LLC    Capital appreciation through investments, primarily in
Value Portfolio                                      equity securities, which are believed to be undervalued
                                                     in the marketplace.

MFS(R) Research            Massachusetts Financial   Capital appreciation
International Portfolio    Services Company

Morgan Stanley Mid Cap     Morgan Stanley            Capital appreciation.
Growth Portfolio           Investment Management
                           Inc.

PIMCO Total Return         Pacific Investment        Maximum total return, consistent with the preservation
Portfolio                  Management Company        of capital and prudent investment management.
                           LLC

RCM Technology             RCM Capital Management    Capital appreciation; no consideration is given to
Portfolio                  LLC                       income.

T. Rowe Price Large Cap    T. Rowe Price             Long-term capital appreciation by investing in common
Value Portfolio            Associates, Inc.          stocks believed to be undervalued. Income is a
                                                     secondary objective.

T. Rowe Price Mid Cap      T. Rowe Price             Long-term growth of capital.
Growth Portfolio           Associates, Inc.

METROPOLITAN SERIES FUND                             ADVISER: METLIFE ADVISERS, LLC
FUND                             SUB-ADVISER                          INVESTMENT OBJECTIVE
----                              -----------                          --------------------

Baillie Gifford            Baillie Gifford Overseas  Long-term growth of capital.
International Stock        Limited/1/
Portfolio (formerly Artio
International Stock
Portfolio)

Barclays Capital           MetLife Investment        To track the performance of the Barclays U.S. Aggregate
Aggregate Bond Index       Advisors Company, LLC     Bond Index.
Portfolio

BlackRock Aggressive       BlackRock Advisors, LLC   Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income      BlackRock Advisors, LLC   A competitive total return primarily from investing in
Portfolio                                            fixed-income securities.

BlackRock Diversified      BlackRock Advisors, LLC   High total return while attempting to limit investment
Portfolio                                            risk and preserve capital.

BlackRock Large Cap        BlackRock Advisors, LLC   Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large     BlackRock Advisors, LLC   Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market     BlackRock Advisors, LLC   A high level of current income consistent with
Portfolio/2/                                         preservation of capital.

Davis Venture Value        Davis Selected Advisers,  Growth of capital.
Portfolio                  L.P./3/

Met/Artisan Mid Cap        Artisan Partners Limited  Long-term capital growth.
Value Portfolio            Partnership

MetLife Mid Cap Stock      MetLife Investment        To track the performance of the Standard & Poor's
Index Portfolio            Advisors Company, LLC     MidCap 400(R) Composite Stock Price Index.

MetLife Stock Index        MetLife Investment        To track the performance of the Standard & Poor's
Portfolio                  Advisors Company, LLC     500(R) Composite Stock Price Index.


METROPOLITAN SERIES FUND                                 ADVISER: METLIFE ADVISERS, LLC
FUND                                SUB-ADVISER                          INVESTMENT OBJECTIVE
----                                -----------                           --------------------

MFS(R) Total Return         Massachusetts Financial      Favorable total return through investment in a
Portfolio                   Services Company             diversified portfolio.

MFS(R) Value Portfolio      Massachusetts Financial      Capital appreciation.
                            Services Company

MSCI EAFE(R) Index          MetLife Investment Advisors  To track the performance of the MSCI EAFE(R) Index.
Portfolio (formerly Morgan  Company, LLC
Stanley EAFE(R) Index
Portfolio)

Neuberger Berman Genesis    Neuberger Berman             High total return, consisting principally of capital
Portfolio                   Management LLC               appreciation.

Russell 2000(R) Index       MetLife Investment Advisors  To track the performance of the Russell 2000(R)
Portfolio                   Company, LLC                 Index.

T. Rowe Price Large Cap     T. Rowe Price                Long-term growth of capital and, secondarily,
Growth Portfolio            Associates, Inc.             dividend income.

T. Rowe Price Small Cap     T. Rowe Price                Long-term capital growth.
Growth Portfolio            Associates, Inc.

Van Eck Global Natural      Van Eck Associates           Long-term capital appreciation with income as a
Resources Portfolio         Corporation                  secondary consideration.

Western Asset               Western Asset Management     To maximize total return consistent with preservation
Management                  Company                      of capital and maintenance of liquidity.
U.S. Government Portfolio

RUSSELL INVESTMENT FUNDS                                 ADVISER: RUSSELL INVESTMENT MANAGEMENT COMPANY
FUND                                SUB-ADVISER                          INVESTMENT OBJECTIVE
----                                -----------                           --------------------

Aggressive Equity Fund                  N/A              To provide long term capital growth.

Core Bond Fund                          N/A              To provide current income, and as a secondary
                                                         objective, capital appreciation.

Multi-Style Equity Fund                 N/A              To provide long term capital growth.

Non-U.S. Fund                           N/A              To provide long term capital growth.

VAN ECK VIP TRUST                                        ADVISER: VAN ECK ASSOCIATES CORPORATION
FUND                                SUB-ADVISER                          INVESTMENT OBJECTIVE
----                                -----------                           --------------------

Van Eck VIP Emerging                    N/A              Long-term capital appreciation by investing primarily
Markets Fund                                             in equity securities in emerging markets around the
                                                         world.

----------
/1/Prior to February 1, 2012, Artio Global Management LLC was the sub-adviser to the Portfolio.

/2/An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

/3/Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

   Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

   Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

   The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2011. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                       MINIMUM MAXIMUM
                                                                                       ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)....................................  0.27%   1.26%

   The following table describes the annual operating expenses for each Fund for the year ended December 31, 2011, before and after any applicable contractual fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                     CONTRACTUAL
                                                        DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                           AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                            MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                               FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                            ---------- --------------- -------- --------- --------- ------------- ---------

AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 2
American Funds Global Small Capitalization
 Fund......................................   0.70%         0.25%       0.04%        --     0.99%          --       0.99%
American Funds Growth Fund.................   0.32%         0.25%       0.02%        --     0.59%          --       0.59%
American Funds Growth-Income Fund..........   0.27%         0.25%       0.01%        --     0.53%          --       0.53%

FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio....................   0.46%            --       0.10%        --     0.56%          --       0.56%
Mid Cap Portfolio..........................   0.56%            --       0.10%        --     0.66%          --       0.66%

JPMORGAN INSURANCE TRUST -- CLASS I
JPMorgan Insurance Trust Core Bond
 Portfolio.................................   0.40%            --       0.22%        --     0.62%       0.02%       0.60%
JPMorgan Insurance Trust Small Cap Core
 Portfolio.................................   0.65%            --       0.39%     0.01%     1.05%       0.01%       1.04%

                                                                                                   CONTRACTUAL
                                                      DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                         AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                          MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                             FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                          ---------- --------------- -------- --------- --------- ------------- ---------

MET INVESTORS SERIES TRUST -- CLASS A
Clarion Global Real Estate Portfolio.....   0.61%          --         0.06%        --     0.67%          --       0.67%
Harris Oakmark International Portfolio...   0.77%          --         0.08%        --     0.85%       0.02%       0.83%
Invesco Small Cap Growth Portfolio.......   0.85%          --         0.03%        --     0.88%       0.02%       0.86%
Lazard Mid Cap Portfolio.................   0.69%          --         0.06%        --     0.75%          --       0.75%
Legg Mason ClearBridge Aggressive Growth
 Portfolio...............................   0.62%          --         0.03%        --     0.65%          --       0.65%
Lord Abbett Bond Debenture Portfolio.....   0.50%          --         0.04%        --     0.54%          --       0.54%
Lord Abbett Mid Cap Value Portfolio......   0.67%          --         0.06%        --     0.73%       0.02%       0.71%
MFS(R) Research International Portfolio..   0.68%          --         0.09%        --     0.77%       0.06%       0.71%
Morgan Stanley Mid Cap Growth
 Portfolio...............................   0.65%          --         0.07%        --     0.72%       0.01%       0.71%
PIMCO Total Return Portfolio.............   0.48%          --         0.03%        --     0.51%          --       0.51%
RCM Technology Portfolio.................   0.88%          --         0.07%        --     0.95%          --       0.95%
T. Rowe Price Large Cap Value Portfolio..   0.57%          --         0.02%        --     0.59%          --       0.59%
T. Rowe Price Mid Cap Growth Portfolio...   0.75%          --         0.03%        --     0.78%          --       0.78%

METROPOLITAN SERIES FUND -- CLASS A
Baillie Gifford International Stock
 Portfolio...............................   0.83%          --         0.12%        --     0.95%       0.10%       0.85%
Barclays Capital Aggregate Bond Index
 Portfolio...............................   0.25%          --         0.03%        --     0.28%       0.01%       0.27%
BlackRock Aggressive Growth Portfolio....   0.73%          --         0.04%        --     0.77%          --       0.77%
BlackRock Bond Income Portfolio..........   0.34%          --         0.03%        --     0.37%       0.01%       0.36%
BlackRock Diversified Portfolio..........   0.46%          --         0.05%        --     0.51%          --       0.51%
BlackRock Large Cap Value Portfolio......   0.63%          --         0.03%        --     0.66%       0.03%       0.63%
BlackRock Legacy Large Cap Growth
 Portfolio...............................   0.71%          --         0.02%        --     0.73%       0.01%       0.72%
BlackRock Money Market Portfolio.........   0.33%          --         0.02%        --     0.35%       0.01%       0.34%
Davis Venture Value Portfolio............   0.70%          --         0.03%        --     0.73%       0.05%       0.68%
Jennison Growth Portfolio................   0.62%          --         0.02%        --     0.64%       0.07%       0.57%
Met/Artisan Mid Cap Value Portfolio......   0.81%          --         0.03%        --     0.84%          --       0.84%
MetLife Mid Cap Stock Index Portfolio....   0.25%          --         0.05%     0.02%     0.32%       0.00%       0.32%
MetLife Stock Index Portfolio............   0.25%          --         0.02%        --     0.27%       0.01%       0.26%
MFS(R) Total Return Portfolio............   0.54%          --         0.05%        --     0.59%          --       0.59%
MFS(R) Value Portfolio...................   0.70%          --         0.03%        --     0.73%       0.13%       0.60%
MSCI EAFE(R) Index Portfolio.............   0.30%          --         0.11%     0.01%     0.42%       0.00%       0.42%
Neuberger Berman Genesis Portfolio.......   0.82%          --         0.04%        --     0.86%       0.01%       0.85%
Russell 2000(R) Index Portfolio..........   0.25%          --         0.06%     0.08%     0.39%       0.00%       0.39%
T. Rowe Price Large Cap Growth
 Portfolio...............................   0.60%          --         0.04%        --     0.64%       0.01%       0.63%
T. Rowe Price Small Cap Growth
 Portfolio...............................   0.49%          --         0.06%        --     0.55%          --       0.55%
Van Eck Global Natural Resources
 Portfolio...............................   0.78%          --         0.04%     0.02%     0.84%          --       0.84%
Western Asset Management U.S.
 Government Portfolio....................   0.47%          --         0.02%        --     0.49%       0.01%       0.48%

                                                                                             CONTRACTUAL
                                                DISTRIBUTION            ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                   AND/OR               FUND FEES  ANNUAL      AND/OR      ANNUAL
                                    MANAGEMENT SERVICE (12B-1)  OTHER      AND    OPERATING    EXPENSE    OPERATING
                                       FEE          FEES       EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
                                    ---------- --------------- -------- --------- --------- ------------- ---------

RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.............   0.90%          --         0.18%      --       1.08%       0.05%       1.03%
Core Bond Fund.....................   0.55%          --         0.18%      --       0.73%       0.05%       0.68%
Multi-Style Equity Fund............   0.73%          --         0.12%      --       0.85%          --       0.85%
Non-U.S. Fund......................   0.90%          --         0.20%      --       1.10%       0.05%       1.05%

VAN ECK VIP TRUST -- INITIAL CLASS
Van Eck VIP Emerging Markets Fund..   1.00%          --         0.26%      --       1.26%       0.00%       1.26%

   The Net Total Annual Operating Expenses shown in the table reflect contractual arrangements currently in effect under which the investment advisers of certain Funds have agreed to waive fees and/or pay expenses of the Funds until at least April 30, 2013. In the table, "0.00%" in the Contractual Fee Waiver and/or Expense Reimbursement column indicates that there is a contractual arrangement in effect for that Fund, but the expenses of the Fund are below the level that would trigger the waiver or reimbursement. The Net Total Annual Operating Expenses shown do not reflect voluntary waiver or expense reimbursement arrangements or arrangements that terminate prior to April 30, 2013. The Funds provided the information on their expenses, and we have not independently verified the information.

                                 POLICY RIGHTS

TRANSFERS

   The following paragraphs in this section have been revised.

   The Funds may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, the Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific owners who violate the frequent trading policies established by the Fund.

   In addition, owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single owner). You should read the Fund prospectuses for more details.

SEPARATE ACCOUNT CHARGES

   We will waive the following amount of the Mortality and Expense Risk Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Jennison Growth Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              THE GENERAL ACCOUNT

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

   The following is added to this section:

   Although we are not currently limiting transfers from the General Account to the greater of 25% of the Policy's Cash Surrender Value in the General Account or the previous Policy Year's Maximum Amount, it is important to note that if we impose this limit, it could take a number of years to fully transfer a current balance from the General Account to the Divisions of the Separate Account. You should keep this in mind when considering whether an allocation of Cash Value to the General Account is consistent with your risk tolerance and time horizon.

                              FEDERAL TAX MATTERS

INTRODUCTION

   The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

   IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

   In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

   In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

   In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

   The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

   TAX TREATMENT OF POLICY BENEFITS. In general, the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

   Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

   A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

   Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

   MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

   In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

   Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

   Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

   DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

   DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

   Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

   Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

   Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

   If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

   POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

   INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

   MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

   LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

   WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, retained incidents of ownership at death, or made a gift transfer of the Policy within 3 years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

   Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

   Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

   Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

   It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012. Absent Congressional action, the law governing estate, gift and generation-skipping transfer taxes will revert on January 1, 2013 to the law that was in place on June 7, 2001.

   The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

   CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

   GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

   In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

   Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

   Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

   ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

   PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

   POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

   FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

   POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

   The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS                          PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                           -----------------------------

     Michael K. Farrell/(2)/         Chairman of the Board, President and Chief Executive Officer of General
                                     American since 2009 and Executive Vice President of Metropolitan Life
                                     Insurance Company since 2005. Formerly Director of General American
                                     2004-2009.

     Peter M. Carlson/(1)/           Director, Executive Vice President and Chief Accounting Officer of General
                                     American since 2009 and Executive Vice President and Chief Accounting
                                     Officer of Metropolitan Life Insurance Company since 2009. Formerly
                                     Executive Vice President and Corporate Controller of Wachovia Corporation
                                     2006-2009.

     Paul G. Cellupica/(1)/          Director of General American since 2011 and Chief Counsel of Metropolitan
                                     Life since 2004.

     Todd B. Katz/(3)/               Director of General American since 2009 and Executive Vice President of
                                     Metropolitan Life Insurance Company since 2010. Formerly Senior Vice
                                     President of Metropolitan Life Insurance Company 2005-2009.

     Paul A. LaPiana/(4)/            Director of General American since 2010 and Senior Vice President of
                                     Metropolitan Life since 2008. Formerly Director (Officer) of Metropolitan Life
                                     2003-2008.

     Maria R. Morris/(1)/            Director of General American since 2009 and Executive Vice President,
                                     Technology and Operations of Metropolitan Life Insurance Company since
                                     2008. Formerly Executive Vice President of Metropolitan Life 2005-2008.

     Eric T. Steigerwalt/(3)/        Director of General American since 2007 and Executive Vice President and
                                     Chief Financial Officer of Metropolitan Life Insurance Company since 2011.
                                     Formerly Senior Vice President and Treasurer of General American 2007-2009
                                     and Executive Vice President 2010-2011, Senior Vice President and Treasurer
                                     2007-2009 of Metropolitan Life.

     Stanley J. Talbi/(1)/           Director of General American since 2002 and Executive Vice President of
                                     Metropolitan Life Insurance Company since 2005.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                         PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                          -----------------------------

    Anne M. Belden/(7)/              Vice President--Finance of General American since 2010 and Assistant Vice
                                     President and Actuary of Metropolitan Life Insurance Company since 2010.
                                     Formerly Actuary of Metropolitan Life Insurance Company 2004-2010.

    William D. Cammarata/(5)/        Senior Vice President of General American since 2007 and Senior Vice
                                     President, Financial Operations of Metropolitan Life Insurance Company since
                                     2007. Formerly Assistant Secretary of General American 2002-2007 and Vice
                                     President and Deputy Controller of Metropolitan Life 1991-2007.

    Marlene B. Debel/(1)/            Senior Vice President and Treasurer of General American since 2011 and
                                     Senior Vice President and Treasurer of Metropolitan Life Insurance Company
                                     since 2011. Formerly Global Head of Liquidity Risk Management and Rating
                                     Agency Relations of Bank of America 2009-2011 and Assistant Treasurer and
                                     Head of Corporate Finance and Liquidity Risk Management of Merrill Lynch &
                                     Co., Inc. 1989-2008 (Merrill Lynch was acquired by Bank of America in
                                     January of 2009).

    Robin Lenna/(6)/                 Executive Vice President of General American since 2011 and Executive Vice
                                     President of Metropolitan Life Insurance Company since 2010. Formerly
                                     Senior Vice President of Metropolitan Life Insurance Company 2004-2010.

----------
/(1)/The principal business address is 1095 Avenue of the Americas, New York,
     NY 10036.
/(2)/The principal business address is 10 Park Avenue, Morristown, NJ 07962. /(3)/The principal business address is 501 Route 22, Bridgewater, NJ 08807 /(4)/The principal business address is 5 Park Plaza, Suite 1900, Irvine, CA
     92614
/(5)/The principal business address is 18210 Crane Nest Drive, Tampa, FL 33647 /(6)/The principal business address is 200 Park Avenue, 12/th/ floor, New York,
     NY 10166
/(7)/The principal business address is 1 MetLife Plaza, 27-01 Queens Plaza
     North, Long Island, NY 11101

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                     GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                    (Destiny)

                          Supplement dated May 1, 2011
                       to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                   (Variable Universal Life/Executive Benefit)

                          Supplement dated May 1, 2011
                      to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                          Supplement dated May 1, 2011
                       to the Prospectus dated May 1, 2002

                Flexible Premium Variable Life Insurance Policies
                        (VUL 95/VUL 100/VGSP/Russell VUL)

                          Supplement dated May 1, 2011
                      to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:



Premium Payments                      General American
                                      P.O. Box 790201
                                      St. Louis, MO 63179-0201

Payment Inquires and                  General American
Correspondence                        P. O. Box 355
                                      Warwick, RI 02887-0355

Beneficiary and Ownership             General American
Changes                               P. O. Box 357
                                      Warwick, RI 02887-0356

Surrenders, Loans,                    General American
Withdrawals and                       P.O. Box 356
Division Transfers                    Warwick, RI 02887-0356

Death Claims                          General American
                                      P.O. Box 356
                                      Warwick, RI 02887-0356

All Telephone                         (800) 638-9294
Transactions and Inquiries


     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                    COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
American Funds Global                 N/A              Long-term growth of capital.
Small Capitalization
Fund

American Funds Growth                 N/A              Growth of capital.
Fund

American Funds Growth-                N/A              Long-term growth of capital and income.
Income Fund



FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Equity-Income Portfolio    FMR Co., Inc.               Reasonable income. The fund will also
                                                       consider the potential for capital
                                                       appreciation. The fund's goal is to
                                                       achieve a yield which exceeds the
                                                       composite yield of securities comprising
                                                       the Standard & Poor's 500(R) Index (S&P
                                                       500(R)).

Mid Cap Portfolio          FMR Co., Inc.               Long-term growth of capital.


JPMORGAN INSURANCE TRUST        ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
JPMorgan Insurance Trust              N/A              To maximize total return by investing
Core Bond Portfolio                                    primarily in a diversified portfolio of
                                                       intermediate- and long-term debt
                                                       securities.

JPMorgan Insurance Trust              N/A              Capital growth over the long term.
Small Cap Core Portfolio



MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Clarion Global Real        ING Clarion Real Estate     Total return through investment in real
Estate Portfolio           Securities LLC              estate securities, emphasizing both
                                                       capital appreciation and current income.

Harris Oakmark             Harris Associates L.P.      Long-term capital appreciation.
International Portfolio

Invesco Small Cap Growth   Invesco Advisers, Inc.      Long-term growth of capital.
Portfolio

Lazard Mid Cap Portfolio   Lazard Asset Management     Long-term growth of capital.
                           LLC

Legg Mason ClearBridge     ClearBridge Advisors,       Capital appreciation.
Aggressive Growth          LLC
Portfolio

Lord Abbett Bond           Lord, Abbett & Co. LLC      High current income and the opportunity
Debenture Portfolio                                    for capital appreciation to produce a
                                                       high total return.

Lord Abbett Mid Cap        Lord, Abbett & Co. LLC      Capital appreciation through
Value Portfolio                                        investments, primarily in equity
                                                       securities, which are believed to be
                                                       undervalued in the marketplace.

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

MFS(R) Research            Massachusetts Financial     Capital appreciation
International Portfolio    Services Company

Morgan Stanley Mid Cap     Morgan Stanley              Capital appreciation.
Growth Portfolio           Investment Management
                           Inc.

Oppenheimer Capital        OppenheimerFunds, Inc.      Capital appreciation.
Appreciation Portfolio

PIMCO Total Return         Pacific Investment          Maximum total return, consistent with
Portfolio                  Management Company LLC      the preservation of capital and prudent
                                                       investment management.

RCM Technology Portfolio   RCM Capital Management      Capital appreciation; no consideration
                           LLC                         is given to income.

T. Rowe Price Large Cap    T. Rowe Price               Long-term capital appreciation by
Value Portfolio            Associates, Inc.(1)         investing in common stocks believed to
                                                       be undervalued. Income is a secondary
                                                       objective.

T. Rowe Price Mid Cap      T. Rowe Price               Long-term growth of capital.
Growth Portfolio           Associates, Inc.


METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Artio International        Artio Global Management     Long-term growth of capital.
Stock Portfolio            LLC

Barclays Capital           MetLife Investment          To equal the performance of the Barclays
Aggregate Bond Index       Advisors Company, LLC       Capital U.S. Aggregate Bond Index.
Portfolio

BlackRock Aggressive       BlackRock Advisors, LLC     Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income      BlackRock Advisors, LLC     A competitive total return primarily
Portfolio                                              from investing in fixed-income
                                                       securities.

BlackRock Diversified      BlackRock Advisors, LLC     High total return while attempting to
Portfolio                                              limit investment risk and preserve
                                                       capital.

BlackRock Large Cap        BlackRock Advisors, LLC     Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large     BlackRock Advisors, LLC     Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market     BlackRock Advisors, LLC     A high level of current income
Portfolio(2)                                           consistent with preservation of capital.

Davis Venture Value        Davis Selected Advisers,    Growth of capital.
Portfolio                  L.P.(3)

Met/Artisan Mid Cap        Artisan Partners Limited    Long-term capital growth.
Value Portfolio            Partnership

MetLife Mid Cap Stock      MetLife Investment          To equal the performance of the Standard
Index Portfolio            Advisors Company, LLC       & Poor's MidCap 400(R) Composite Stock
                                                       Price Index.

MetLife Stock Index        MetLife Investment          To equal the performance of the Standard
Portfolio                  Advisors Company, LLC       & Poor's 500(R) Composite Stock Price
                                                       Index.

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

MFS(R) Total Return        Massachusetts Financial     Favorable total return through
Portfolio                  Services Company            investment in a diversified portfolio.

MFS(R) Value Portfolio     Massachusetts Financial     Capital appreciation.
                           Services Company

Morgan Stanley EAFE(R)     MetLife Investment          To equal the performance of the MSCI
Index Portfolio            Advisors Company, LLC       EAFE(R) Index.

Neuberger Berman Genesis   Neuberger Berman            High total return, consisting
Portfolio                  Management LLC              principally of
                                                       capital appreciation.

Neuberger Berman Mid Cap   Neuberger Berman            Capital growth.
Value Portfolio            Management LLC

Russell 2000(R) Index      MetLife Investment          To equal the performance of the Russell
Portfolio                  Advisors Company, LLC       2000(R) Index.

T. Rowe Price Large Cap    T. Rowe Price               Long-term growth of capital and,
Growth Portfolio           Associates, Inc.            secondarily, dividend income.

T. Rowe Price Small Cap    T. Rowe Price               Long-term capital growth.
Growth Portfolio           Associates, Inc.

Van Eck Global Natural     Van Eck Associates          Long-term capital appreciation with
Resources Portfolio(4)     Corporation                 income as a secondary consideration.

Western Asset Management   Western Asset Management    To maximize total return consistent with
U.S. Government            Company                     preservation of capital and maintenance
Portfolio                                              of liquidity.


RUSSELL INVESTMENT FUNDS                            ADVISER: RUSSELL INVESTMENT
                                                    MANAGEMENT COMPANY

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Aggressive Equity Fund                N/A              To provide long term capital growth.
Core Bond Fund                        N/A              To provide current income, and as a
                                                       secondary objective, capital
                                                       appreciation.
Multi-Style Equity Fund               N/A              To provide long term capital growth.
Non-U.S. Fund                         N/A              To provide long term capital growth.



VAN ECK VIP TRUST                        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Van Eck VIP Emerging                  N/A              Long-term capital appreciation by
Markets Fund                                           investing primarily in equity securities
                                                       in emerging markets around the world.



--------

(1) Prior to May 1, 2011, Lord Abbett & Co. LLC was the sub-adviser to the Portfolio.
(2) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(4) Effective May 2, 2011, the Portfolio replaced the Van Eck VIP Global Hard Assets Fund of the Van Eck VIP Trust.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.

OTHER FUNDS AND SHARE CLASSES

     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.

     The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2010. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                MINIMUM   MAXIMUM
                                                                -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including
  management fees, distribution and/or service (12b-1) fees,
  and other expenses).........................................    0.27%     1.28%


     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2010, before and after any applicable contractual fee waivers and expense reimbursements.

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                              DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                 AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                                MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE       OPERATING
                                    FEE           FEES        EXPENSES    EXPENSES    EXPENSES    REIMBURSEMENT     EXPENSES
                                ----------   --------------   --------   ---------   ---------   ---------------   ---------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small
  Capitalization Fund........      0.71%          0.25%         0.04%         --       1.00%             --          1.00%
American Funds Growth Fund...      0.32%          0.25%         0.02%         --       0.59%             --          0.59%
American Funds Growth-Income
  Fund.......................      0.27%          0.25%         0.02%         --       0.54%             --          0.54%
FIDELITY(R) VARIABLE
  INSURANCE
  PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio......      0.46%            --          0.10%         --       0.56%             --          0.56%
Mid Cap Portfolio............      0.56%            --          0.10%         --       0.66%             --          0.66%
JPMORGAN INSURANCE
  TRUST -- CLASS I
JPMorgan Insurance Trust Core
  Bond Portfolio.............      0.40%            --          0.22%         --       0.62%           0.02%         0.60%(1)
JPMorgan Insurance Trust
  Small Cap Core Portfolio...      0.65%            --          0.39%       0.01%      1.05%           0.01%         1.04%(2)
MET INVESTORS SERIES
  TRUST -- CLASS A
Clarion Global Real Estate
  Portfolio..................      0.62%            --          0.07%         --       0.69%             --          0.69%
Harris Oakmark International
  Portfolio..................      0.78%            --          0.07%         --       0.85%           0.01%         0.84%(3)
Invesco Small Cap Growth
  Portfolio..................      0.85%            --          0.04%         --       0.89%           0.02%         0.87%(4)
Lazard Mid Cap Portfolio.....      0.69%            --          0.04%         --       0.73%             --          0.73%
Legg Mason ClearBridge
  Aggressive Growth
  Portfolio..................      0.64%            --          0.04%         --       0.68%             --          0.68%
Lord Abbett Bond Debenture
  Portfolio..................      0.50%            --          0.03%         --       0.53%             --          0.53%
Lord Abbett Mid Cap Value
  Portfolio..................      0.68%            --          0.07%         --       0.75%             --          0.75%

                                              DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                 AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                                MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE       OPERATING
                                    FEE           FEES        EXPENSES    EXPENSES    EXPENSES    REIMBURSEMENT     EXPENSES
                                ----------   --------------   --------   ---------   ---------   ---------------   ---------
MFS(R) Research International
  Portfolio..................      0.69%            --          0.09%         --       0.78%           0.03%         0.75%(5)
Morgan Stanley Mid Cap Growth
  Portfolio..................      0.66%            --          0.14%         --       0.80%           0.02%         0.78%(6)
Oppenheimer Capital
  Appreciation Portfolio.....      0.60%            --          0.06%         --       0.66%             --          0.66%
PIMCO Total Return
  Portfolio..................      0.48%            --          0.03%         --       0.51%             --          0.51%
RCM Technology Portfolio.....      0.88%            --          0.09%         --       0.97%             --          0.97%
T. Rowe Price Large Cap Value
  Portfolio..................      0.57%            --          0.02%         --       0.59%             --          0.59%(7)
T. Rowe Price Mid Cap Growth
  Portfolio..................      0.75%            --          0.04%         --       0.79%             --          0.79%
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
Artio International Stock
  Portfolio..................      0.82%            --          0.12%       0.02%      0.96%           0.05%         0.91%(8)
Barclays Capital Aggregate
  Bond Index Portfolio.......      0.25%            --          0.03%         --       0.28%           0.01%         0.27%(9)
BlackRock Aggressive Growth
  Portfolio..................      0.73%            --          0.04%         --       0.77%             --          0.77%
BlackRock Bond Income
  Portfolio..................      0.37%            --          0.03%         --       0.40%           0.03%         0.37%(10)
BlackRock Diversified
  Portfolio..................      0.46%            --          0.04%         --       0.50%             --          0.50%
BlackRock Large Cap Value
  Portfolio..................      0.63%            --          0.02%         --       0.65%           0.03%         0.62%(11)
BlackRock Legacy Large Cap
  Growth Portfolio...........      0.73%            --          0.04%         --       0.77%           0.02%         0.75%(12)
BlackRock Money Market
  Portfolio..................      0.32%            --          0.02%         --       0.34%           0.01%         0.33%(13)
Davis Venture Value
  Portfolio..................      0.70%            --          0.03%         --       0.73%           0.05%         0.68%(14)
Met/Artisan Mid Cap Value
  Portfolio..................      0.81%            --          0.03%         --       0.84%             --          0.84%
MetLife Mid Cap Stock Index
  Portfolio..................      0.25%            --          0.06%       0.01%      0.32%             --          0.32%
MetLife Stock Index
  Portfolio..................      0.25%            --          0.02%         --       0.27%           0.01%         0.26%(9)
MFS(R) Total Return
  Portfolio..................      0.54%            --          0.04%         --       0.58%             --          0.58%
MFS(R) Value Portfolio.......      0.71%            --          0.02%         --       0.73%           0.11%         0.62%(15)
Morgan Stanley EAFE(R) Index
  Portfolio..................      0.30%            --          0.11%       0.01%      0.42%             --          0.42%
Neuberger Berman Genesis
  Portfolio..................      0.83%            --          0.06%         --       0.89%           0.02%         0.87%(16)
Neuberger Berman Mid Cap
  Value Portfolio............      0.65%            --          0.05%         --       0.70%             --          0.70%
Russell 2000(R) Index
  Portfolio..................      0.25%            --          0.07%       0.01%      0.33%             --          0.33%
T. Rowe Price Large Cap
  Growth Portfolio...........      0.60%            --          0.04%         --       0.64%             --          0.64%
T. Rowe Price Small Cap
  Growth Portfolio...........      0.50%            --          0.07%         --       0.57%             --          0.57%
Van Eck Global Natural
  Resources Portfolio........      0.79%            --          0.05%       0.01%      0.85%             --          0.85%

                                              DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                 AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                                MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE       OPERATING
                                    FEE           FEES        EXPENSES    EXPENSES    EXPENSES    REIMBURSEMENT     EXPENSES
                                ----------   --------------   --------   ---------   ---------   ---------------   ---------
Western Asset Management U.S.
  Government Portfolio.......      0.47%            --          0.03%         --       0.50%           0.01%         0.49%(17)
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.......      0.90%            --          0.21%         --       1.11%           0.06%         1.05%(18)
                                   -----          ----          -----       ----       -----           ----          -----
Core Bond Fund...............      0.55%            --          0.21%         --       0.76%           0.07%         0.69%(19)
                                   -----          ----          -----       ----       -----           ----          -----
Multi-Style Equity Fund......      0.73%            --          0.16%         --       0.89%             --          0.89%
                                   -----          ----          -----       ----       -----           ----          -----
Non-U.S. Fund................      0.90%            --          0.23%         --       1.13%           0.06%         1.07%(20)
                                   -----          ----          -----       ----       -----           ----          -----
VAN ECK VIP TRUST -- INITIAL
  CLASS
Van Eck VIP Emerging Markets
  Fund.......................      1.00%            --          0.28%         --       1.28%             --          1.28%


--------

 (1) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual fund operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the board of Trustees' deferred compensation plan) exceed 0.60% of its daily net assets. This contract cannot be terminated prior to May 1, 2012.

 (2) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual fund operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the board of Trustees' deferred compensation plan) exceed 1.03% of its daily net assets. This contract cannot be terminated prior to May 1, 2012.

 (3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.725% of the Portfolio's average daily net assets exceeding $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

 (4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.83% of the Portfolio's average daily net assets from $250 million to $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

 (5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.55% of the Portfolio's average daily net assets exceeding $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

 (6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% of the first $500 million of the Portfolio's average daily net assets plus 0.625% of such assets over $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Trustees of the Portfolio.

 (7) The Management Fee has been restated to reflect an amended advisory agreement, as if the fee had been in effect during the previous fiscal year.

 (8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.78% for the first $900 million of the Portfolio's average daily net assets, 0.75% for the next $100 million, 0.725% for the next $500 million and 0.70% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

 (9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.245% for the amounts over $500 million but less than $1 billion, 0.24% for the next $1 billion and 0.235% on amounts over $2 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for the next $2.4 billion and 0.25% on amounts over $3.4 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.68% for the first $250 million of the Portfolio's average daily net assets, 0.625% for the next $500 million, 0.60% for the next $250 million and 0.55% on amounts over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.705% for the amounts over $300 million but less than $1 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(14) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion and 0.625% on amounts over $4.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(15) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% on amounts over $1.5 billion. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(16) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(17) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2011 through April 30, 2012, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.50% for the amounts over $200 million but less than $500 million. This arrangement may be modified or discontinued prior to April 30, 2012 only with the approval of the Board of Directors of the Portfolio.

(18) Until April 30, 2012, RIMCo has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

(19) Other Expenses have been restated to reflect the Fund's proportionate share of the operating expenses of any other fund, including the Russell U.S. Cash Management Fund, in which the Fund invests. Until April 30, 2012, RIMCo has contractually agreed to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

(20) Other Expenses have been restated to reflect the Fund's proportionate share of the operating expenses of any other fund, including the Russell U.S. Cash Management Fund, in which the Fund invests. Until April 30, 2012, RIMCo has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.

                                  POLICY RIGHTS

TRANSFERS

     The following paragraph is revised.

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the Artio International Stock Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck VIP Emerging Markets Fund and Van Eck Global Natural Resources Portfolio) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

SEPARATE ACCOUNT CHARGES

     We will waive the following amount of the Mortality and Expense Risk
Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                               FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     Under previous law, the estate tax applicable exclusion gradually rose to $3.5 million per person in 2009 and was repealed in 2010 with a modified carryover basis for heirs. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "2010 Act") has reinstated the estate and generation-skipping transfer taxes through the end of 2012 with lower top rates and larger exemptions. The 2010 Act raises the applicable exclusion amount to $5,000,000. The top tax rate is set at 35%. A special irrevocable election was provided for estates of decedents who died in 2010. These estates may generally choose between the reinstated estate tax and the carryover basis rules which were in effect in 2010.

     It is not known if Congress will make the temporary changes of the 2010 Act permanent, enact permanent repeal of the estate and the generation-skipping transfer taxes or otherwise modify the estate tax or generation-skipping transfer tax rules for years after 2012.

     The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

     15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Michael K. Farrell**              Chairman of the Board, President and Chief Executive
                                  Officer of General American since 2009 and Executive
                                  Vice President of Metropolitan Life Insurance
                                  Company since 2005. Formerly Director of General
                                  American 2004-2009.
Peter M. Carlson*                 Director, Executive Vice President and Chief
                                  Accounting Officer of General American since 2009
                                  and Executive Vice President and Chief Accounting
                                  Officer of Metropolitan Life Insurance Company since
                                  2009. Formerly Executive Vice President and
                                  Corporate Controller of Wachovia Corporation 2006-
                                  2009.
Todd B. Katz*****                 Director of General American since 2009 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2010. Formerly Senior Vice
                                  President of Metropolitan Life Insurance Company
                                  2005-2009.
Maria R. Morris*                  Director of General American since 2009 and
                                  Executive Vice President, Technology and Operations
                                  of Metropolitan Life Insurance Company since 2008.
                                  Formerly Executive Vice President of Metropolitan
                                  Life 2005-2008.
Teresa W. Roseborough             Director of General American since 2009 and Senior
                                  Chief Counsel of Metropolitan Life Insurance Company
                                  since 2007. Formerly Chief Counsel of Metropolitan
                                  Life 2006-2007.
Eric T. Steigerwalt               Director of General American since 2007 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company. Formerly Senior Vice President
                                  and Treasurer of General American 2007-2009 and
                                  Senior Vice President and Treasurer 2007-2009 and
                                  Senior Vice President 2000-2007 of Metropolitan
                                  Life.
Stanley J. Talbi*                 Director of General American since 2002 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2005.
Michael J. Vietri***              Director of General American since 2005 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2005.


EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Robert E. Sollmann, Jr.*          Executive Vice President of General American since
                                  2009 and Executive Vice President of Metropolitan
                                  Life Insurance Company since 2010. Formerly Senior
                                  Vice President of Metropolitan Life Insurance
                                  Company 1983-2009.
William D. Cammarata****          Senior Vice President of General American since 2007
                                  and Senior Vice President, Financial Operations of
                                  Metropolitan Life Insurance Company since 2007.
                                  Formerly Assistant Secretary of General American
                                  2002-2007 and Vice President and Deputy Controller
                                  of Metropolitan Life 1991-2007.
Steven J. Goulart*                Senior Vice President and Treasurer of General
                                  American since 2009 and Senior Vice President and
                                  Secretary of Metropolitan Life Insurance Company
                                  since 2009. Formerly Senior Vice President of
                                  Metropolitan Life 2006-2009.


--------
    * The principal business address is 1095 Avenue of the Americas, New York, NY 10036.
   ** The principal business address is 10 Park Avenue, Morristown, NJ 07962.

  *** The principal business address is 177 South Commons Drive, Aurora, IL
      60504.
 **** 18210 Crane Nest Dr., Tampa, FL 33647
***** 501 Route 22, Bridgewater, NJ 08807

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                LEGAL PROCEEDINGS

     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                     GENERAL AMERICAN LIFE INSURANCE COMPANY
                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                    VARIABLE LIFE INSURANCE POLICY (DESTINY)
                       Supplement dated December 16, 2010
              To the Prospectus Dated May 1, 2004 (as supplemented)

      FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (VARIABLE UNIVERSAL
                     LIFE VUL 98/ VUL 00/EXECUTIVE BENEFIT)
     FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                       Supplement dated December 16, 2010
             To the Prospectuses Dated May 1, 2002 (as supplemented)

 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (VUL 95/VUL 100/VGSP/RUSSELL
                                      VUL)
                       Supplement dated December 16, 2010
             To the Prospectuses Dated May 1, 2000 (as supplemented)

     Metropolitan Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove a variable investment option ("Existing Fund") and substitute a new option ("Replacement Fund") as shown below. The Replacement Fund is a portfolio of Metropolitan Series Fund, Inc. To the extent that the Replacement Fund is not currently available as an investment option under your Policy, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

     To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

     The Company believes that the proposed substitution is in the best interest of policyholders. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitution will occur on or about May 1, 2011.

     The proposed substitution and advisers and/or sub-advisers for the above-listed policies are:

EXISTING FUND AND CURRENT ADVISER (WITH
CURRENT SUB-ADVISER AS NOTED)                         REPLACEMENT FUND AND SUB-ADVISER
---------------------------------------------------   ----------------------------------------------------
Van Eck VIP Global Hard Assets Fund (Initial Class)   Van Eck Global Natural Resources Portfolio (Class A)
Van Eck Associates Corporation                        Van Eck Associates Corporation

Please note that:

     - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitutions.

     - The elections you have on file for allocating your cash value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     - You may transfer amounts in your policy among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your policy, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by policy owners or agents of policy owners.

     - If you make one transfer from an Existing Fund into one or more other subaccounts before the substitution, or from a Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your policy.

     - On the effective date of the substitution, your cash value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     -    There will be no tax consequences to you.

     In connection with the substitution, we will send you a prospectus for the Replacement Fund as well as notice of the actual date of the substitution and confirmation of transfer.

     Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                                                          GenAmSS11.Dec2010.supp

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                     GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                    (Destiny)


                          Supplement dated May 1, 2010

                       to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                   (Variable Universal Life/Executive Benefit)


                          Supplement dated May 1, 2010

                      to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy


                          Supplement dated May 1, 2010

                       to the Prospectus dated May 1, 2002

                Flexible Premium Variable Life Insurance Policies
                        (VUL 95/VUL 100/VGSP/Russell VUL)


                          Supplement dated May 1, 2010

                      to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.


     THE UNDERLYING FUND PROSPECTUSES MAY BE OBTAINED BY CALLING 1-800-638-9294.


     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.




     The Financial Industry Regulatory Authority ("FINRA") provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in four Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:


Premium Payments                      General American
                                      P.O. Box 790201
                                      St. Louis, MO 63179-0201

Payment Inquires and                  General American
Correspondence                        Remittance Processing
                                      18210 Crane Nest Drive
                                      Tampa, FL 33647
                                      (800) 638-9294

Beneficiary and Ownership             General American
Changes                               P. O. Box 357
                                      Warwick, RI 02887-0356

Surrenders, Loans,                    General American
Withdrawals and                       P.O. Box 356
Division Transfers                    Warwick, RI 02887-0356

Death Claims                          General American
                                      P.O. Box 356
                                      Warwick, RI 02887-0356

All Telephone                         (800) 638-9294
Transactions and Inquiries


     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                    COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
American Funds Global                 N/A              Long-term growth of capital.
Small Capitalization
Fund

American Funds Growth                 N/A              Growth of capital.
Fund

American Funds Growth-                N/A              Long-term growth of capital and income.
Income Fund




FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Equity-Income Portfolio    FMR Co., Inc.               Reasonable income. The fund will also
                                                       consider the potential for capital
                                                       appreciation. The fund's goal is to
                                                       achieve a yield which exceeds the
                                                       composite yield of securities comprising
                                                       the Standard & Poor's 500(SM) Index (S&P
                                                       500(R)).

Mid Cap Portfolio          FMR Co., Inc.               Long-term growth of capital.




JPMORGAN INSURANCE TRUST        ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.



FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
JPMorgan Insurance Trust              N/A              To maximize total return by investing
Core Bond Portfolio                                    primarily in a diversified portfolio of
                                                       intermediate- and long-term debt
                                                       securities.

JPMorgan Insurance Trust              N/A              Capital growth over the long term.
Small Cap Core Portfolio





MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC




FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Clarion Global Real        ING Clarion Real Estate     Total return through investment in real
Estate Portfolio           Securities LLC              estate securities, emphasizing both
                                                       capital appreciation and current income.

Harris Oakmark             Harris Associates L.P.      Long-term capital appreciation.
International Portfolio

Invesco Small Cap Growth   Invesco Advisers,           Long-term growth of capital.
Portfolio (formerly        Inc.(1)
Met/AIM Small Cap Growth
Portfolio)

Lazard Mid Cap Portfolio   Lazard Asset Management     Long-term growth of capital.
                           LLC

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Legg Mason ClearBridge     ClearBridge Advisors,       Capital appreciation.
Aggressive Growth          LLC
Portfolio (formerly
Legg Mason Partners
Aggressive Growth
Portfolio)

Lord Abbett Bond           Lord, Abbett & Co. LLC      High current income and the opportunity
Debenture Portfolio                                    for capital appreciation to produce a
                                                       high total return.

Lord Abbett Growth and     Lord, Abbett & Co. LLC      Long-term growth of capital and income
Income Portfolio                                       without excessive fluctuation in market
                                                       value.

Lord Abbett Mid Cap        Lord, Abbett & Co. LLC      Capital appreciation through
Value Portfolio                                        investments, primarily in equity
                                                       securities, which are believed to be
                                                       undervalued in the marketplace.

MFS(R) Research            Massachusetts Financial     Capital appreciation
International Portfolio    Services Company

Morgan Stanley Mid Cap     Morgan Stanley              Capital appreciation.
Growth Portfolio           Investment Management
                           Inc.

Oppenheimer Capital        OppenheimerFunds, Inc.      Capital appreciation.
Appreciation Portfolio

PIMCO Total Return         Pacific Investment          Maximum total return, consistent with
Portfolio                  Management Company LLC      the preservation of capital and prudent
                                                       investment management.

RCM Technology Portfolio   RCM Capital Management      Capital appreciation; no consideration
                           LLC                         is given to income.

T. Rowe Price Mid Cap      T. Rowe Price               Long-term growth of capital.
Growth Portfolio           Associates, Inc.



METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC



FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Artio International        Artio Global Management     Long-term growth of capital.
Stock Portfolio            LLC

Barclays Capital           MetLife Investment          To equal the performance of the Barclays
Aggregate Bond Index       Advisors Company, LLC       Capital U.S. Aggregate Bond Index.
Portfolio

BlackRock Aggressive       BlackRock Advisors, LLC     Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income      BlackRock Advisors, LLC     A competitive total return primarily
Portfolio                                              from investing in fixed-income
                                                       securities.

BlackRock Diversified      BlackRock Advisors, LLC     High total return while attempting to
Portfolio                                              limit investment risk and preserve
                                                       capital.

BlackRock Large Cap        BlackRock Advisors, LLC     Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large     BlackRock Advisors, LLC     Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market     BlackRock Advisors, LLC     A high level of current income
Portfolio(2)                                           consistent with preservation of capital.


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Davis Venture Value        Davis Selected Advisers,    Growth of capital.
Portfolio                  L.P.(3)

Met/Artisan Mid Cap        Artisan Partners Limited    Long-term capital growth.
Value Portfolio            Partnership

MetLife Mid Cap Stock      MetLife Investment          To equal the performance of the Standard
Index Portfolio            Advisors Company, LLC       & Poor's MidCap 400 Composite Stock
                                                       Price Index.

MetLife Stock Index        MetLife Investment          To equal the performance of the Standard
Portfolio                  Advisors Company, LLC       & Poor's 500 Composite Stock Price
                                                       Index.

MFS(R) Total Return        Massachusetts Financial     Favorable total return through
Portfolio                  Services Company            investment in a diversified portfolio.

MFS(R) Value Portfolio     Massachusetts Financial     Capital appreciation.
                           Services Company

Morgan Stanley EAFE(R)     MetLife Investment          To equal the performance of the MSCI
Index Portfolio            Advisors Company, LLC       EAFE Index.

Neuberger Berman Genesis   Neuberger Berman            High total return, consisting
Portfolio (formerly        Management LLC(4)           principally of
BlackRock Strategic                                    capital appreciation.
Value Portfolio)

Neuberger Berman Mid Cap   Neuberger Berman            Capital growth.
Value Portfolio            Management LLC

Russell 2000(R) Index      MetLife Investment          To equal the performance of the Russell
Portfolio                  Advisors Company, LLC       2000 Index.

T. Rowe Price Large Cap    T. Rowe Price               Long-term growth of capital and,
Growth Portfolio           Associates, Inc.            secondarily, dividend income.

T. Rowe Price Small Cap    T. Rowe Price               Long-term capital growth.
Growth Portfolio           Associates, Inc.

Western Asset Management   Western Asset Management    To maximize total return consistent with
U.S. Government            Company                     preservation of capital and maintenance
Portfolio                                              of liquidity.



RUSSELL INVESTMENT FUNDS                            ADVISER: RUSSELL INVESTMENT
                                                    MANAGEMENT COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Aggressive Equity Fund                N/A              To provide long term capital growth.
Core Bond Fund                        N/A              To provide current income, and as a
                                                       secondary objective, capital
                                                       appreciation.
Multi-Style Equity Fund               N/A              To provide long term capital growth.
Non-U.S. Fund                         N/A              To provide long term capital growth.

VAN ECK VIP TRUST                        ADVISER: VAN ECK ASSOCIATES CORPORATION
(FORMERLY VAN ECK WORLDWIDE INSURANCE TRUST)




FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Van Eck VIP Emerging                  N/A              Long-term capital appreciation by
Markets Fund (formerly                                 investing primarily in equity securities
Worldwide Emerging                                     in emerging markets around the world.
Markets Fund)

Van Eck VIP Global Hard               N/A              Long-term capital appreciation by
Assets Fund (formerly                                  investing primarily in hard asset
Worldwide Hard Assets                                  securities. Income is a secondary
Fund)                                                  consideration.




--------


(1) Prior to January 1, 2010, the sub-adviser to the Portfolio was known as Invesco Aim Capital Management, Inc.




(2) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.


(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.


(4) Prior to January 19, 2010, BlackRock Advisors, LLC was the sub-adviser to the Portfolio.



FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-9294.


OTHER FUNDS AND SHARE CLASSES




     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck VIP Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

     Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.


     The following table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2009. Expenses of the Funds may be higher or lower in the future. Certain Funds may impose a redemption fee in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.



                                                                MINIMUM   MAXIMUM
                                                                -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets, including
  management fees, distribution and/or service (12b-1) fees,
  and other expenses).........................................    0.28%     1.39%




     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2009, before and after any applicable contractual fee waivers and expense reimbursements.


ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)




                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small
  Capitalization Fund.......      0.72%          0.25%         0.04%         --       1.01%             --           1.01%
American Funds Growth Fund..      0.33%          0.25%         0.02%         --       0.60%             --           0.60%
American Funds Growth-Income
  Fund......................      0.28%          0.25%         0.01%         --       0.54%             --           0.54%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
  -- INITIAL CLASS
Equity-Income Portfolio.....      0.46%            --          0.12%         --       0.58%             --           0.58%
Mid Cap Portfolio...........      0.56%            --          0.12%         --       0.68%             --           0.68%
JPMORGAN INSURANCE
  TRUST -- CLASS I
JPMorgan Insurance Trust
  Core Bond Portfolio.......      0.40%            --          0.27%         --       0.67%           0.07%          0.60%(1)
JPMorgan Insurance Trust
  Small Cap Core Portfolio..      0.65%            --          0.75%         --       1.39%           0.36%          1.03%(2)
MET INVESTORS SERIES
  TRUST -- CLASS A
Clarion Global Real Estate
  Portfolio.................      0.64%            --          0.09%         --       0.73%             --           0.73%
Harris Oakmark International
  Portfolio.................      0.79%            --          0.05%         --       0.84%             --           0.84%
Invesco Small Cap Growth
  Portfolio.................      0.86%            --          0.04%         --       0.90%             --           0.90%
Lazard Mid Cap Portfolio....      0.70%            --          0.04%         --       0.74%             --           0.74%
Legg Mason ClearBridge
  Aggressive Growth
  Portfolio.................      0.64%            --          0.03%         --       0.67%             --           0.67%

                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
Lord Abbett Bond Debenture
  Portfolio.................      0.51%            --          0.04%         --       0.55%             --           0.55%
Lord Abbett Growth and
  Income Portfolio..........      0.53%            --          0.03%         --       0.56%             --           0.56%
Lord Abbett Mid Cap Value
  Portfolio.................      0.68%            --          0.08%         --       0.76%             --           0.76%
MFS(R) Research
  International Portfolio...      0.71%            --          0.10%         --       0.81%             --           0.81%
Morgan Stanley Mid Cap
  Growth Portfolio..........      0.70%            --          0.20%         --       0.90%             --           0.90%
Oppenheimer Capital
  Appreciation Portfolio....      0.60%            --          0.07%         --       0.67%             --           0.67%
PIMCO Total Return
  Portfolio.................      0.48%            --          0.04%         --       0.52%             --           0.52%
RCM Technology Portfolio....      0.88%            --          0.08%         --       0.96%             --           0.96%
T. Rowe Price Mid Cap Growth
  Portfolio.................      0.75%            --          0.04%         --       0.79%             --           0.79%
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
Artio International Stock
  Portfolio.................      0.83%            --          0.13%       0.03%      0.99%           0.03%          0.96%(3)
Barclays Capital Aggregate
  Bond Index Portfolio......      0.25%            --          0.05%         --       0.30%           0.01%          0.29%(4)
BlackRock Aggressive Growth
  Portfolio.................      0.73%            --          0.06%         --       0.79%             --           0.79%
BlackRock Bond Income
  Portfolio.................      0.38%            --          0.05%         --       0.43%           0.03%          0.40%(5)
BlackRock Diversified
  Portfolio.................      0.46%            --          0.06%         --       0.52%             --           0.52%
BlackRock Large Cap Value
  Portfolio.................      0.64%            --          0.03%         --       0.67%             --           0.67%
BlackRock Legacy Large Cap
  Growth Portfolio..........      0.73%            --          0.10%         --       0.83%           0.01%          0.82%(6)
BlackRock Money Market
  Portfolio.................      0.32%            --          0.02%         --       0.34%           0.01%          0.33%(7)
Davis Venture Value
  Portfolio.................      0.71%            --          0.03%         --       0.74%           0.05%          0.69%(8)
Met/Artisan Mid Cap Value
  Portfolio.................      0.82%            --          0.05%         --       0.87%             --           0.87%(9)
MetLife Mid Cap Stock Index
  Portfolio.................      0.25%            --          0.10%       0.01%      0.36%           0.01%          0.35%(4)
MetLife Stock Index
  Portfolio.................      0.25%            --          0.03%         --       0.28%           0.01%          0.27%(4)
MFS(R) Total Return
  Portfolio.................      0.54%            --          0.06%         --       0.60%             --           0.60%
MFS(R) Value Portfolio......      0.71%            --          0.03%         --       0.74%           0.08%          0.66%(10)
Morgan Stanley EAFE(R) Index
  Portfolio.................      0.30%            --          0.14%       0.01%      0.45%           0.01%          0.44%(11)
Neuberger Berman Genesis
  Portfolio.................      0.85%            --          0.09%         --       0.94%           0.03%          0.91%(12)
Neuberger Berman Mid Cap
  Value Portfolio...........      0.65%            --          0.07%         --       0.72%             --           0.72%
Russell 2000(R) Index
  Portfolio.................      0.25%            --          0.10%         --       0.35%           0.01%          0.34%(4)
T. Rowe Price Large Cap
  Growth Portfolio..........      0.60%            --          0.07%         --       0.67%             --           0.67%
T. Rowe Price Small Cap
  Growth Portfolio..........      0.51%            --          0.11%         --       0.62%             --           0.62%

                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
Western Asset Management
  U.S. Government
  Portfolio.................      0.48%            --          0.04%         --       0.52%           0.01%          0.51%(13)
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund......      0.90%            --          0.23%       0.01%      1.14%           0.06%          1.08%(14)
Core Bond Fund..............      0.55%            --          0.18%       0.01%      0.74%           0.07%          0.67%(15)
Multi-Style Equity Fund.....      0.73%            --          0.13%       0.01%      0.87%             --           0.87%
Non-U.S. Fund...............      0.90%            --          0.22%       0.02%      1.14%           0.06%          1.08%(14)
VAN ECK VIP TRUST -- INITIAL
  CLASS
Van Eck VIP Emerging Markets
  Fund......................      1.00%            --          0.22%         --       1.22%             --           1.22%
Van Eck VIP Global Hard
  Assets Fund...............      0.96%            --          0.14%       0.01%      1.11%             --           1.11%



--------


 * Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.



** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.



 (1) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 0.60% of average daily net assets. This contract continues through April 30, 2011.



 (2) The Portfolio's adviser and administrator have contractually agreed to waive fees and/or reimburse expenses to the extent total annual operating expenses of Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses relating to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 1.03% of average daily net assets. This contract continues through April 30, 2011. On April 24, 2009 the Portfolio was involved in a reorganization with the JPMorgan Small Company Portfolio where the accounting survivor is the JPMorgan Small Company Portfolio. Because of the reorganization, Other Expenses have been calculated based on the actual other expenses incurred by the accounting survivor in the most recent fiscal year prior to the reorganization and incurred by the Portfolio thereafter, except that the accounting survivor's expenses have been restated to reflect the Portfolio's fund administration fee.



 (3) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.



 (4) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.243%.



 (5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.37% for the first $1 billion of the Portfolio's average daily net assets, 0.325% for amounts over $1 billion but less than $3.4 billion and 0.25% on amounts over $3.4 billion.



 (6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.705% for amounts over $300 million but less than $1 billion.



 (7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the first $1 billion of the Portfolio's average daily net assets. Other Expenses do not reflect fees of 0.03% paid in connection with the U.S. Treasury Temporary Guarantee Program for Money Market Funds.



 (8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets and 0.70% for the next $450 million and 0.65% for the next $4 billion and 0.625% for amounts over $4.5 billion.



 (9) Pursuant to an amended advisory agreement, management fees have been restated to reflect current fees as if they were in effect during the entire fiscal year ended December 31, 2009.



 (10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets and 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.



 (11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to 0.293%.



 (12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.825% for the first $500 million of the Portfolio's average daily net assets.



 (13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2010 through April 30, 2011, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.50% for amounts over $200 million but less than $500 million.



 (14) Effective May 1, 2010 through April 30, 2011, Russell Investment Management Company has contractually agreed to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.



 (15) Effective May 1, 2010 through April 30, 2011, Russell Investment Management Company has contractually agreed to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant period except with Board approval.




                                    POLICY RIGHTS

     TRANSFERS

     The following paragraph is revised.


     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Neuberger Berman Genesis Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Invesco Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck VIP Emerging Markets Fund and Van Eck VIP Global Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

SEPARATE ACCOUNT CHARGES

     We will waive the following amount of the Mortality and Expense Risk
Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                               FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.


     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there may be adverse consequences under the diversification rules.


     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.


     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011.


     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.


     In general, the estate tax has been repealed for estates of decedents dying in 2010, but is scheduled to be reinstated in 2011 with an exemption of $1 million and a maximum rate of 55%. The generation-skipping transfer (GST) tax has also been repealed for 2010, and is scheduled to return in 2011, with an exemption of $1 million, plus inflation-indexed increases.



     During the repeal of the estate tax in 2010, the basis of assets received from a decedent generally will carry over from the decedent, rather than being stepped-up to date-of-death value.



     It is not known if Congress will enact permanent repeal of the estate and GST tax or will reinstate the estate tax or GST tax for 2010, and, if so, whether the reinstatement will be made retroactive to January 1, 2010. Please consult your tax adviser.



     The complexity of the tax law, along with uncertainty as to how it might be modified in 2010 and in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

     15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN


NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Michael K. Farrell**              Chairman of the Board, President and Chief Executive
                                  Officer of General American since 2009 and Executive
                                  Vice President of Metropolitan Life Insurance
                                  Company since 2005. Formerly Director of General
                                  American 2004-2009.

NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Peter M. Carlson*                 Director, Executive Vice President and Chief
                                  Accounting Officer of General American since 2009
                                  and Executive Vice President and Chief Accounting
                                  Officer of Metropolitan Life Insurance Company since
                                  2009. Formerly Executive Vice President and
                                  Corporate Controller of Wachovia Corporation 2006-
                                  2009.
Todd B. Katz*****                 Director of General American since 2009 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2010. Formerly Senior Vice
                                  President of Metropolitan Life Insurance Company
                                  2005-2009.
James L. Lipscomb*                Director of General American since 2002 and
                                  Executive Vice President and General Counsel of
                                  Metropolitan Life Insurance Company since 2003.
Maria R. Morris*                  Director of General American since 2009 and
                                  Executive Vice President, Technology and Operations
                                  of Metropolitan Life Insurance Company since 2008.
                                  Formerly Executive Vice President of Metropolitan
                                  Life 2005-2008.
Teresa W. Roseborough             Director of General American since 2009 and Senior
                                  Chief Counsel of Metropolitan Life Insurance Company
                                  since 2007. Formerly Chief Counsel of Metropolitan
                                  Life 2006-2007.
Eric T. Steigerwalt               Director of General American since 2007 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company. Formerly Senior Vice President
                                  and Treasurer of General American 2007-2009 and
                                  Senior Vice President and Treasurer 2007-2009 and
                                  Senior Vice President 2000-2007 of Metropolitan
                                  Life.
Stanley J. Talbi*                 Director of General American since 2002 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2005.
Michael J. Vietri***              Director of General American since 2005 and
                                  Executive Vice President of Metropolitan Life
                                  Insurance Company since 2005.



EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS


NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Robert E. Sollmann, Jr.*          Executive Vice President of General American since
                                  2009 and Executive Vice President of Metropolitan
                                  Life Insurance Company since 2010. Formerly Senior
                                  Vice President of Metropolitan Life Insurance
                                  Company 1983-2009.
William D. Cammarata****          Senior Vice President of General American since 2007
                                  and Senior Vice President, Financial Operations of
                                  Metropolitan Life Insurance Company since 2007.
                                  Formerly Assistant Secretary of General American
                                  2002-2007 and Vice President and Deputy Controller
                                  of Metropolitan Life 1991-2007.
Steven J. Goulart*                Senior Vice President and Treasurer of General
                                  American since 2009 and Senior Vice President and
                                  Secretary of Metropolitan Life Insurance Company
                                  since 2009. Formerly Senior Vice President of
                                  Metropolitan Life 2006-2009.
Jeffrey A. Welikson*              Senior Vice President and Assistant Secretary of
                                  General American since 2009 and Senior Vice
                                  President and Secretary of Metropolitan Life
                                  Insurance Company since 2009.



--------

    * The principal business address is 1095 Avenue of the Americas, New York, NY 10036.


   ** The principal business address is 10 Park Avenue, Morristown, NJ 07962.


  *** The principal business address is 177 South Commons Drive, Aurora, IL
      60504.


 **** 18210 Crane Nest Dr., Tampa, FL 33647


***** 501 Route 22, Bridgewater, NJ 08807

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                LEGAL PROCEEDINGS

     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.


                              FINANCIAL STATEMENTS


     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                     GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                    (Destiny)


                          Supplement dated May 1, 2009

                       to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                   (Variable Universal Life/Executive Benefit)


                          Supplement dated May 1, 2009

                      to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy


                          Supplement dated May 1, 2009

                       to the Prospectus dated May 1, 2002

                Flexible Premium Variable Life Insurance Policies
                        (VUL 95/VUL 100/VGSP/Russell VUL)


                          Supplement dated May 1, 2009

                      to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


     The Financial Industry Regulatory Authority ("FINRA") maintains a Public Disclosure Program for investors. An investor brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:



Premium Payments                      General American
                                      P.O. Box 790201
                                      St. Louis, MO 63179-0201

Payment Inquires and                  General American
Correspondence                        Remittance Processing
                                      18210 Crane Nest Drive
                                      Tampa, FL 33647
                                      (800) 638-9294

Beneficiary and Ownership             General American
Changes                               P. O. Box 990059
                                      Hartford, CT 06199-0059

Surrenders, Loans,                    General American
Withdrawals and                       P.O. Box 990090
Division Transfers                    Hartford, CT 06199-0090

Death Claims                          General American
                                      P.O. Box 990090
                                      Hartford, CT 06199-0090

All Telephone                         (800) 638-9294
Transactions and Inquiries


     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                    COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
American Funds Global                 N/A              Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth                 N/A              Capital appreciation through stocks.
Fund

American Funds Growth-                N/A              Capital appreciation and income.
Income Fund



FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY



FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Equity-Income Portfolio    FMR Co., Inc.;              Reasonable income. The fund will also
                           Fidelity Research &         consider the potential for capital
                           Analysis Company            appreciation. The fund's goal is to
                                                       achieve a yield which exceeds the
                                                       composite yield of securities comprising
                                                       the Standard & Poor's 500(SM) Index (S&P
                                                       500(R)).

Mid Cap Portfolio          FMR Co., Inc.;              Long-term growth of capital.
                           Fidelity Research &
                           Analysis Company




JPMORGAN INSURANCE TRUST             ADVISER: JPMORGAN INVESTMENT ADVISORS INC.




FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
JPMorgan Insurance Trust              N/A              To maximize total return by investing
Core Bond Portfolio                                    primarily in a diversified portfolio of
                                                       intermediate and long-term debt
                                                       securities.

                                                ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

JPMorgan Insurance Trust              N/A              Capital growth over the long term.
Small Cap Core
Portfolio(1)





MET INVESTORS SERIES TRUST                     ADVISER: METLIFE ADVISERS, LLC(2)




FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Clarion Global Real        ING Clarion Real Estate     Total return through investment in real
Estate Portfolio           Securities, L.P.            estate securities, emphasizing both
                                                       capital appreciation and current income.

Harris Oakmark             Harris Associates L.P.      Long-term capital appreciation.
International Portfolio

Lazard Mid Cap Portfolio   Lazard Asset Management,    Long-term growth of capital.
                           LLC

Legg Mason Partners        ClearBridge Advisors,       Capital appreciation.
Aggressive Growth          LLC
Portfolio

Lord Abbett Bond           Lord, Abbett & Co. LLC      High current income and the opportunity
Debenture Portfolio                                    for capital appreciation to produce a
                                                       high total return.

Lord Abbett Growth and     Lord, Abbett & Co. LLC      Long-term growth of capital and income
Income Portfolio                                       without excessive fluctuation in market
                                                       value.

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Lord Abbett Mid Cap        Lord, Abbett & Co. LLC      Capital appreciation through
Value Portfolio                                        investments, primarily in equity
                                                       securities, which are believed to be
                                                       undervalued in the marketplace.

Met/AIM Small Cap Growth   Invesco Aim Capital         Long-term growth of capital.
Portfolio                  Management, Inc.

MFS(R) Research            Massachusetts Financial     Capital appreciation
International Portfolio    Services Company

Oppenheimer Capital        OppenheimerFunds, Inc.      Capital appreciation.
Appreciation Portfolio

PIMCO Total Return         Pacific Investment          Maximum total return, consistent with
Portfolio                  Management Company LLC      the preservation of capital and prudent
                                                       investment management.

RCM Technology Portfolio   RCM Capital Management      Capital appreciation; no consideration
                           LLC                         is given to income.

T. Rowe Price Mid Cap      T. Rowe Price               Long-term growth of capital.
Growth Portfolio           Associates, Inc.


METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC



FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Artio International        Artio Global Management     Long-term growth of capital.
Stock Portfolio            LLC(3)
(formerly Julius Baer
International Stock
Portfolio)

Barclays Capital           MetLife Investment          To equal the performance of the Barclays
Aggregate Bond Index       Advisors Company, LLC       Capital U.S. Aggregate Bond Index.
Portfolio (formerly
Lehman Brothers
Aggregate Bond Index
Portfolio)

BlackRock Aggressive       BlackRock Advisors, LLC     Maximum capital appreciation.
Growth Portfolio

BlackRock Bond Income      BlackRock Advisors, LLC     A competitive total return primarily
Portfolio                                              from investing in fixed-income
                                                       securities.

BlackRock Diversified      BlackRock Advisors, LLC     High total return while attempting to
Portfolio                                              limit investment risk and preserve
                                                       capital.

BlackRock Large Cap        BlackRock Advisors, LLC     Long-term growth of capital.
Value Portfolio

BlackRock Legacy Large     BlackRock Advisors, LLC     Long-term growth of capital.
Cap Growth Portfolio

BlackRock Money Market     BlackRock Advisors, LLC     A high level of current income
Portfolio(4)                                           consistent with preservation of capital.

BlackRock Strategic        BlackRock Advisors, LLC     High total return, consisting
Value Portfolio                                        principally of capital appreciation.

Davis Venture Value        Davis Selected Advisers,    Growth of capital.
Portfolio                  L.P.(5)

FI Mid Cap Opportunities   Pyramis Global Advisors,    Long-term growth of capital.
Portfolio                  LLC

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------

Met/Artisan Mid Cap        Artisan Partners Limited    Long-term capital growth.
Value Portfolio            Partnership(6)
(formerly Harris Oakmark
Focused Value Portfolio)

MetLife Mid Cap Stock      MetLife Investment          To equal the performance of the Standard
Index Portfolio            Advisors Company, LLC       & Poor's Mid Cap 400 Composite Stock
                                                       Price Index.

MetLife Stock Index        MetLife Investment          To equal the performance of the Standard
Portfolio                  Advisors Company, LLC       & Poor's 500 Composite Stock Price
                                                       Index.

MFS(R) Total Return        Massachusetts Financial     Favorable total return through
Portfolio                  Services Company            investment in a diversified portfolio.

MFS(R) Value Portfolio     Massachusetts Financial     Capital appreciation.
                           Services Company

Morgan Stanley EAFE(R)     MetLife Investment          To equal the performance of the MSCI
Index Portfolio            Advisors Company, LLC       EAFE Index.

Neuberger Berman Mid Cap   Neuberger Berman            Capital growth.
Value Portfolio            Management LLC

Russell 2000(R) Index      MetLife Investment          To equal the return of the Russell 2000
Portfolio                  Advisors Company, LLC       Index.

T. Rowe Price Large Cap    T. Rowe Price               Long-term growth of capital, and
Growth Portfolio           Associates, Inc.            secondarily, dividend income.

T. Rowe Price Small Cap    T. Rowe Price               Long-term capital growth.
Growth Portfolio           Associates, Inc.

Western Asset Management   Western Asset Management    To maximize total return consistent with
U.S. Government            Company                     preservation of capital and maintenance
Portfolio                                              of liquidity.




RUSSELL INVESTMENT FUNDS                            ADVISER: RUSSELL INVESTMENT

                                                    MANAGEMENT COMPANY


FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Aggressive Equity Fund     See prospectus.             To provide long term capital growth.
Core Bond Fund             See prospectus.             To provide current income, and as a
                                                       secondary objective, capital
                                                       appreciation.
Multi-Style Equity Fund    See prospectus.             To provide long-term capital growth.
Non-U.S. Fund              See prospectus.             To provide long-term capital growth.



VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                              SUB-ADVISER                    INVESTMENT OBJECTIVE
----                              -----------                    --------------------
Worldwide Emerging                    N/A              Long-term capital appreciation by
Markets Fund                                           investing primarily in equity securities
                                                       in emerging markets around the world.

Worldwide Hard Assets                 N/A              Long-term capital appreciation by
Fund                                                   investing primarily in hard asset
                                                       securities. Income is a secondary
                                                       consideration.



--------


(1) On or about April 24, 2009, the JPMorgan Insurance Trust Small Cap Equity Portfolio changed its name to the JPMorgan Insurance Trust Small Cap Core Portfolio.

(2) Prior to May 1, 2009, Met Investors Advisory, LLC was the adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC.


(3) Prior to May 1, 2009, Julius Baer Investment Management LLC was the sub-adviser to the Portfolio.


(4) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.


(5) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.


(6) Prior to May 1, 2009, Harris Associates L.P. was the sub-adviser to the Portfolio.




FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

     The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.


     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the JPMorgan Insurance Trust, we offer Class 1 shares; for Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS


     Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy. We may profit from one or more of the charges deducted under the Policy, including the cost of insurance charge. We may use these profits for any corporate purpose.



     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2008, before and after any applicable contractual fee waivers and expense reimbursements. Certain Funds may impose a redemption fee in the future:


ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
AMERICAN FUNDS INSURANCE
  SERIES(R)  -- CLASS 2
American Funds Global Small
  Capitalization Fund.......      0.71%          0.25%         0.03%         --       0.99%             --            0.99%
American Funds Growth Fund..      0.32%          0.25%         0.01%         --       0.58%             --            0.58%
American Funds Growth-Income
  Fund......................      0.27%          0.25%         0.01%         --       0.53%             --            0.53%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
  -- INITIAL CLASS
Equity-Income Portfolio.....      0.46%            --          0.11%         --       0.57%             --            0.57%
Mid Cap Portfolio...........      0.56%            --          0.12%         --       0.68%             --            0.68%
JPMORGAN INSURANCE
  TRUST -- CLASS I
JPMorgan Insurance Trust
  Core Bond Portfolio.......      0.40%            --          0.23%         --       0.63%           0.03%         0.60%(1)
JPMorgan Insurance Trust
  Small Cap Core Portfolio..      0.65%            --          0.37%       0.01%      1.03%             --          1.03%(2)
MET INVESTORS SERIES
  TRUST -- CLASS A
Clarion Global Real Estate
  Portfolio.................      0.63%            --          0.06%         --       0.69%             --            0.69%
Harris Oakmark International
  Portfolio.................      0.78%            --          0.07%         --       0.85%             --            0.85%
Lazard Mid Cap Portfolio....      0.69%            --          0.05%         --       0.74%             --          0.74%(3)
Legg Mason Partners
  Aggressive Growth
  Portfolio.................      0.63%            --          0.02%         --       0.65%             --            0.65%
Lord Abbett Bond Debenture
  Portfolio.................      0.50%            --          0.03%         --       0.53%             --            0.53%
Lord Abbett Growth and
  Income Portfolio..........      0.50%            --          0.03%         --       0.53%             --            0.53%
Lord Abbett Mid Cap Value
  Portfolio.................      0.68%            --          0.07%         --       0.75%             --          0.75%(4)
Met/AIM Small Cap Growth
  Portfolio.................      0.86%            --          0.03%         --       0.89%             --            0.89%
MFS(R) Research
  International Portfolio...      0.70%            --          0.07%         --       0.77%             --            0.77%
Oppenheimer Capital
  Appreciation Portfolio....      0.59%            --          0.03%         --       0.62%             --            0.62%

                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
PIMCO Total Return
  Portfolio.................      0.48%            --          0.04%         --       0.52%             --            0.52%
RCM Technology Portfolio....      0.88%            --          0.09%         --       0.97%             --            0.97%
T. Rowe Price Mid Cap Growth
  Portfolio.................      0.75%            --          0.03%         --       0.78%             --            0.78%
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
Artio International Stock
  Portfolio.................      0.82%            --          0.13%         --       0.95%           0.03%           0.92%(5)
Barclays Capital Aggregate
  Bond Index Portfolio......      0.25%            --          0.04%         --       0.29%           0.01%           0.28%(6)
BlackRock Aggressive Growth
  Portfolio.................      0.72%            --          0.05%         --       0.77%             --            0.77%
BlackRock Bond Income
  Portfolio.................      0.38%            --          0.05%         --       0.43%           0.01%           0.42%(7)
BlackRock Diversified
  Portfolio.................      0.45%            --          0.04%         --       0.49%             --            0.49%
BlackRock Large Cap Value
  Portfolio.................      0.67%            --          0.05%         --       0.72%             --            0.72%
BlackRock Legacy Large Cap
  Growth Portfolio..........      0.73%            --          0.05%         --       0.78%           0.01%           0.77%(8)
BlackRock Money Market
  Portfolio.................      0.32%            --          0.02%         --       0.34%           0.01%           0.33%(9)
BlackRock Strategic Value
  Portfolio.................      0.84%            --          0.05%         --       0.89%             --            0.89%
Davis Venture Value
  Portfolio.................      0.70%            --          0.03%         --       0.73%           0.04%           0.69%(10)
FI Mid Cap Opportunities
  Portfolio.................      0.68%            --          0.07%         --       0.75%             --            0.75%
Met/Artisan Mid Cap Value
  Portfolio.................      0.81%            --          0.04%         --       0.85%             --            0.85%
MetLife Mid Cap Stock Index
  Portfolio.................      0.25%            --          0.08%         --       0.33%           0.01%           0.32%(6)
MetLife Stock Index
  Portfolio.................      0.25%            --          0.04%         --       0.29%           0.01%           0.28%(6)
MFS(R) Total Return
  Portfolio.................      0.53%            --          0.05%         --       0.58%             --            0.58%
MFS(R) Value Portfolio......      0.72%            --          0.08%         --       0.80%           0.07%           0.73%(11)
Morgan Stanley EAFE(R) Index
  Portfolio.................      0.30%            --          0.12%       0.01%      0.43%           0.01%           0.42%(12)
Neuberger Berman Mid Cap
  Value Portfolio...........      0.65%            --          0.04%         --       0.69%             --            0.69%
Russell 2000(R) Index
  Portfolio.................      0.25%            --          0.07%       0.01%      0.33%           0.01%           0.32%(6)
T. Rowe Price Large Cap
  Growth Portfolio..........      0.60%            --          0.07%         --       0.67%             --            0.67%
T. Rowe Price Small Cap
  Growth Portfolio..........      0.51%            --          0.08%         --       0.59%             --            0.59%
Western Asset Management
  U.S. Government
  Portfolio.................      0.48%            --          0.04%         --       0.52%             --            0.52%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund......      0.90%            --          0.34%         --       1.24%           0.06%           1.18%(13)
Core Bond Fund..............      0.55%            --          0.23%         --       0.78%           0.07%           0.71%(14)
Multi-Style Equity Fund.....      0.73%            --          0.18%         --       0.91%             --            0.91%
Non-U.S. Fund...............      0.90%            --          0.36%       0.01%      1.27%           0.06%           1.21%(13)

                                             DISTRIBUTION                ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                  FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)     OTHER       AND      OPERATING       EXPENSE        OPERATING
                                   FEE           FEES        EXPENSES   EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
VAN ECK WORLDWIDE INSURANCE
  TRUST -- INITIAL CLASS
Worldwide Emerging Markets
  Fund......................      1.00%            --          0.29%         --       1.29%             --            1.29%
Worldwide Hard Assets Fund..      0.88%            --          0.11%       0.01%      1.00%             --            1.00%



--------

 * Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.




 (1) JPMorgan Investment Advisors Inc. and JPMorgan Funds Management, Inc. have contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses of the Portfolio's Class 1 Shares (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees' deferred compensation plan) exceed 0.60% of the average daily net assets through April 30, 2010.



 (2) On April 24, 2009 the Portfolio was involved in a reorganization with the JPMorgan Small Company Portfolio where the accounting survivor is the JPMorgan Small Company Portfolio. Because of the reorganization, Other Expenses have been calculated based on the actual other expenses incurred by the accounting survivor in the most recent fiscal year except that the expenses have been restated to reflect the Portfolio's fund administration agreement.



 (3) Other Expenses include 0.02% of deferred expense reimbursement from a prior period.



 (4) Other Expenses include 0.03% of deferred expense reimbursement from a prior period.



 (5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.



 (6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.



 (7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.



 (8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.



 (9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.



(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.



(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million, and 0.50% for amounts over $1.5 billion.



(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.293%.

(13) RIMCo has contractually agreed, until April 30, 2010, to waive 0.06% of its 0.90% advisory fee. This waiver may not be terminated during the relevant period except at the Board's discretion.



(14) RIMCo has contractually agreed, until April 30, 2010, to waive 0.07% of its 0.55% advisory fee. This waiver may not be terminated during the relevant period except at the Board's discretion.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS


     An investment adviser (other than our affiliate, MetLife Advisers, LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.



     We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is organized as a limited liability company. Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the adviser. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the adviser and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)


     The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.


                                 POLICY BENEFITS



DEATH BENEFIT



     The following paragraphs are added.





     TOTAL CONTROL ACCOUNT. Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.



     Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the Investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control

Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.


                                  POLICY RIGHTS

TRANSFERS


     The following paragraph is revised.





     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, Artio International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Insurance Trust Small Cap Core Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.


SEPARATE ACCOUNT CHARGES

     We will waive the following amount of the Mortality and Expense Risk
Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                               FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, the variable account investing in the Eligible Fund may fail the diversification requirements of Section 817(h) of the Internal Revenue Code. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:


     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. The foregoing exceptions to the 10 percent additional income tax will generally not apply to a corporate Policy Owner.


     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.




     13. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.


     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.


     14. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.



     15. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.



     16. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.



     17. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.



     18. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Michael K. Farrell*               Director of General American since 2003 and Senior
                                  Vice President of Metropolitan Life Insurance
                                  Company since 2002.
James L. Lipscomb**               Director of General American since 2002 and
                                  Executive Vice-President and General Counsel of
                                  Metropolitan Life Insurance Company since 2003.
                                  Formerly, Senior Vice President and Deputy General
                                  Counsel 2001-2003 of Metropolitan Life.
William J. Mullaney**             Director of NELICO since 2007 and President of
                                  Institutional Business at Metropolitan Life
                                  Insurance Company since 2007. Formerly President
                                  2004-2007 of Metropolitan Property and Casualty.
Stanley J. Talbi**                Director of General American since 2002 and Senior
                                  Vice President of Metropolitan Life Insurance
                                  Company since 1974.
Michael J. Vietri****             Director of NELICO since 2005 and Executive Vice
                                  President of Metropolitan Life Insurance Company
                                  since 2005. Formerly, Senior Vice President 1999-
                                  2004 of Metropolitan Life Insurance Company.
Lisa M. Weber**                   Chairman of the Board, President and Chief Executive
                                  Officer of General American since 2004 and
                                  President, Individual Business of Metropolitan Life
                                  Insurance Company since 2004; formerly, Director of
                                  General American since 2000 and Senior Executive
                                  Vice President and Chief Administrative Officer
                                  2001- 2004.
William J. Wheeler**              Director of General American since 2002 and
                                  Executive Vice President and Chief Financial Officer
                                  of Metropolitan Life Insurance Company since 2003.
                                  Formerly, Senior Vice President 1997-2003 of
                                  Metropolitan Life.


EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS
ADDRESS                                       PRINCIPAL BUSINESS EXPERIENCE
---------------------------                   -----------------------------
Joseph J. Prochaska, Jr.**        Executive Vice President and Chief Accounting
                                  Officer of NELICO since 2006 and Executive Vice
                                  President and Chief Accounting Officer of
                                  Metropolitan Life Insurance Company since 2006.
                                  Formerly Senior Vice President and Chief Accounting
                                  Officer 2004-2006 of NELICO and Senior Vice
                                  President and Chief Accounting Officer 2003-2006 of
                                  Metropolitan Life. Senior Vice President and
                                  Controller 2000-2003 of Aon Corporation.


--------
The principal business address:
   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962

  ** Metropolitan Life, 1095 Avenue of the  Americas, New York, NY 10036

 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504



                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                LEGAL PROCEEDINGS


     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

     The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31,
2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                     GENERAL AMERICAN LIFE INSURANCE COMPANY

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                    Variable Life Insurance Policy (Destiny)
                Flexible Premium Variable Life Insurance Policies
                   (Variable Universal Life/Executive Benefit/
                        VUL 95/VUL 100/VGSP/Russell VUL)
     Flexible Premium Joint and Last Survivor Variable Life Insurance Policy

                     Supplement dated April 13, 2009 to the
          Prospectuses dated May 1, 2000, May 1, 2002, and May 1, 2004

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

     Effective after the close of business on April 24, 2009, the JPMorgan Bond Portfolio and the JPMorgan Small Company Portfolio of the J.P. Morgan Series Trust II (the "Acquired Portfolios") will merge into the JPMorgan Insurance Trust Core Bond Portfolio and the JPMorgan Insurance Trust Small Cap Equity Portfolio, respectively, of the JPMorgan Insurance Trust (the "Acquiring Portfolios"). Immediately following the merger the JPMorgan Insurance Trust Small Cap Equity Portfolio will change its name to the JPMorgan Insurance Trust Small Cap Core Portfolio. Certain forms and communications you receive from us may refer to the JPMorgan Insurance Trust Small Cap Equity Portfolio for a certain period of time.

     JPMorgan Investment Advisors Inc. is the adviser to the JPMorgan Insurance Trust Core Bond Portfolio and J.P. Morgan Investment Management Inc. is the adviser to the JPMorgan Insurance Trust Small Cap Equity Portfolio. The investment objective of the JPMorgan Insurance Trust Core Bond Portfolio is to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The investment objective of the JPMorgan Insurance Trust Small Cap Equity Portfolio is capital growth over the long-term.

     After the close of business on April 24, 2009, any cash value you have invested in the Acquired Portfolios will be transferred to the Acquiring Portfolios. Moreover, if you are currently allocating premiums or cash value (under a dollar cost averaging or portfolio re-balancing program) to the Acquired Portfolios, these allocations will automatically be re-directed to the Acquiring Portfolios after the merger.

GENAM SEPARATE ACCOUNT ELEVEN


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 28, 2008
                      to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 28, 2008
                     to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                        Supplement dated April 28, 2008
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 28, 2008
                     to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:


Premium Payments                       General American
                                       P.O. Box 790201
                                       St. Louis, MO 63179-0201

Payment Inquires and                   General American
Correspondence                         Remittance Processing
                                       18210 Crane Nest Drive
                                       Tampa, FL 33647
                                       (800) 638-9294

Beneficiary and Ownership              General American
Changes                                P. O. Box 990059
                                       Hartford, CT 06199-0059

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 990090
Division Transfers                     Hartford, CT 06199-0090

Death Claims                           General American
                                       P.O. Box 990090
                                       Hartford, CT 06199-0090

All Telephone                          (800) 638-9294
Transactions and Inquiries

     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the payment or transaction to your Policy.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES(R)  Adviser: Capital Research and Management
                                    Company

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
American Funds Global            N/A             Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth            N/A             Capital appreciation through stocks.
Fund

American Funds Growth-           N/A             Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Equity-Income                                    Reasonable income. The fund will also
Portfolio                                        consider the potential for capital
                                                 appreciation. The fund's goal is to achieve
                                                 a yield which exceeds the composite yield of
                                                 securities comprising the Standard & Poor's
                                                 500(SM) Index (S&P 500(R)).

Mid Cap Portfolio                                Long-term growth of capital.

J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
JPMorgan Bond                    N/A             To provide high total return consistent with
Portfolio                                        moderate risk of capital and maintenance of
                                                 liquidity.

JPMorgan Small Company           N/A             To provide high total return from a
Portfolio                                        portfolio of small company stocks.

MET INVESTORS SERIES TRUST                   ADVISER: MET INVESTORS ADVISORY LLC

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Clarion Global Real     ING Clarion Real         To provide total return through investment
Estate Portfolio        Estate Securities,       in real estate securities, emphasizing both
(formerly Neuberger     L.P.(1)                  capital appreciation and current income.
Berman Real Estate
Portfolio)

Harris Oakmark          Harris Associates L.P.   Long-term capital appreciation.
International
Portfolio

Lazard Mid Cap          Lazard Asset             Long-term growth of capital.
Portfolio               Management, LLC

Legg Mason Partners     ClearBridge Advisors,    Capital appreciation.
Aggressive Growth       LLC
Portfolio

Lord Abbett Bond        Lord, Abbett & Co. LLC   High current income and the opportunity for
Debenture Portfolio                              capital appreciation to produce a high total
                                                 return.

Lord Abbett Growth and  Lord, Abbett & Co. LLC   Long-term growth of capital and income
Income Portfolio                                 without excessive fluctuation in market
                                                 value.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Lord Abbett Mid Cap     Lord, Abbett & Co. LLC   Capital appreciation through investments,
Value Portfolio                                  primarily in equity securities, which are
                                                 believed to be undervalued in the
                                                 marketplace.

Met/AIM Small Cap       Invesco Aim Capital      Long-term growth of capital.
Growth Portfolio        Management, Inc.

MFS(R) Research         Massachusetts            Capital appreciation
International           Financial Services
Portfolio               Company

Oppenheimer Capital     OppenheimerFunds, Inc.   Capital appreciation.
Appreciation Portfolio

PIMCO Total Return      Pacific Investment       Maximum total return, consistent with the
Portfolio               Management Company LLC   preservation of capital and prudent
                                                 investment management.

RCM Technology          RCM Capital Management   Capital appreciation; no consideration is
Portfolio               LLC                      given to income.

T. Rowe Price Mid Cap   T. Rowe Price            Long-term growth of capital.
Growth Portfolio        Associates, Inc.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------

BlackRock Aggressive    BlackRock Advisors,      Maximum capital appreciation.
Growth Portfolio        LLC

BlackRock Bond Income   BlackRock Advisors,      A competitive total return primarily from
Portfolio               LLC                      investing in fixed-income securities.

BlackRock Diversified   BlackRock Advisors,      High total return while attempting to limit
Portfolio               LLC                      investment risk and preserve capital.

BlackRock Large Cap     BlackRock Advisors,      Long-term growth of capital.
Value Portfolio         LLC

BlackRock Legacy Large  BlackRock Advisors,      Long-term growth of capital.
Cap Growth Portfolio    LLC

BlackRock Money Market  BlackRock Advisors,      A high level of current income consistent
Portfolio(2)            LLC                      with preservation of capital.

BlackRock Strategic     BlackRock Advisors,      High total return, consisting principally of
Value Portfolio         LLC                      capital appreciation.

Davis Venture Value     Davis Selected           Growth of capital.
Portfolio               Advisers, L.P.(3)

FI Mid Cap              Pyramis Global           Long-term growth of capital.
Opportunities           Advisors, LLC(4)
Portfolio

Harris Oakmark Focused  Harris Associates L.P.   Long-term capital appreciation.
Value Portfolio

Julius Baer             Julius Baer Investment   Long-term growth of capital.
International Stock     Management LLC(5)
Portfolio (formerly FI
International Stock
Portfolio)

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Lehman Brothers(R)      MetLife Investment       To equal the performance of the Lehman
Aggregate Bond Index    Advisors Company, LLC    Brothers Aggregate Bond Index.
Portfolio

MetLife Mid Cap Stock   MetLife Investment       To equal the performance of the Standard &
Index Portfolio         Advisors Company, LLC    Poor's Mid Cap 400 Composite Stock Price
                                                 Index.

MetLife Stock Index     MetLife Investment       To equal the performance of the Standard &
Portfolio               Advisors Company, LLC    Poor's 500 Composite Stock Price Index.

MFS(R) Total Return     Massachusetts            Favorable total return through investment in
Portfolio               Financial Services       a diversified portfolio.
                        Company

MFS(R) Value Portfolio  Massachusetts            Capital appreciation and reasonable income.
(formerly Harris        Financial Services
Oakmark Large Cap       Company(6)
Value Portfolio)

Morgan Stanley EAFE(R)  MetLife Investment       To equal the performance of the MSCI EAFE
Index Portfolio         Advisors Company, LLC    Index.

Neuberger Berman Mid    Neuberger Berman         Capital growth.
Cap Value Portfolio     Management Inc.

Russell 2000(R) Index   MetLife Investment       To equal the return of the Russell 2000
Portfolio               Advisors Company, LLC    Index.

T. Rowe Price Large     T. Rowe Price            Long-term growth of capital, and
Cap Growth Portfolio    Associates, Inc.         secondarily, dividend income.

T. Rowe Price Small     T. Rowe Price            Long-term capital growth.
Cap Growth Portfolio    Associates, Inc.

Western Asset           Western Asset            To maximize total return consistent with
Management U.S.         Management Company       preservation of capital and maintenance of
Government Portfolio                             liquidity.

RUSSELL INVESTMENT FUNDS                   ADVISER: FRANK RUSSELL INVESTMENT
                                           MANAGEMENT COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Aggressive Equity Fund  Multiple sub-advisers    To provide long term capital growth.
Core Bond Fund          Multiple sub-advisers    To provide current income, and as a
                                                 secondary objective, capital appreciation.
Multi-Style Equity      Multiple sub-advisers    To provide long-term capital growth.
  Fund
Non-U.S. Fund           Multiple sub-advisers    To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Worldwide Emerging               N/A             Long-term capital appreciation by investing
Markets Fund                                     primarily in equity securities in emerging
                                                 markets around the world.

Worldwide Hard Assets            N/A             Long-term capital appreciation by investing
Fund                                             primarily in hard asset securities. Income
                                                 is a secondary consideration.

---------------

(1) Prior to April 28, 2008, Neuberger Berman Management Inc. was the sub-adviser to the Portfolio.
(2) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(4) Prior to April 28, 2008, Fidelity Management & Research Company was the sub-adviser to the Portfolio.
(5) Prior to January 7, 2008, Fidelity Management & Research Company was the sub-adviser to the Portfolio.
(6) Prior to January 7, 2008, Harris Associates L.P. was the sub-adviser to the Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

     The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2007, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                             DISTRIBUTION               ACQUIRED      TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                AND/OR                  FUND FEES    ANNUAL      WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)    OTHER        AND      OPERATING       EXPENSE       OPERATING
                                  FEE            FEES        EXPENSES   EXPENSES*   EXPENSES     REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Small
  Capitalization Fund........    0.70%           0.25%        0.03%          --       0.98%             --            0.98%
American Funds Growth Fund...    0.32%           0.25%        0.01%          --       0.58%             --            0.58%
American Funds Growth-Income
  Fund.......................    0.26%           0.25%        0.01%          --       0.52%             --            0.52%
FIDELITY(R) VARIABLE
  INSURANCE
  PRODUCTS -- INITIAL CLASS
Equity-Income Portfolio......    0.46%             --         0.09%          --       0.55%             --            0.55%
Mid Cap Portfolio............    0.56%             --         0.11%          --       0.67%             --            0.67%
J.P. MORGAN SERIES TRUST II
JPMorgan Bond Portfolio......    0.30%             --         0.48%        0.01%      0.79%           0.18%           0.61%(1)
JPMorgan Small Company
  Portfolio..................    0.60%             --         0.55%        0.01%      1.16%           0.07%           1.09%(2)
MET INVESTORS SERIES TRUST
   -- CLASS A
Clarion Global Real Estate
  Portfolio..................    0.61%             --         0.04%          --       0.65%             --            0.65%
Harris Oakmark International
  Portfolio..................    0.77%             --         0.09%          --       0.86%             --            0.86%
Lazard Mid Cap Portfolio.....    0.69%             --         0.07%          --       0.76%             --            0.76%
Legg Mason Partners
  Aggressive Growth
  Portfolio..................    0.62%             --         0.05%          --       0.67%             --            0.67%
Lord Abbett Bond Debenture
  Portfolio..................    0.49%             --         0.05%          --       0.54%             --            0.54%
Lord Abbett Growth and Income
  Portfolio..................    0.49%             --         0.03%          --       0.52%             --            0.52%
Lord Abbett Mid Cap Value
  Portfolio..................    0.67%             --         0.08%          --       0.75%             --            0.75%
Met/AIM Small Cap Growth
  Portfolio..................    0.86%             --         0.06%          --       0.92%             --            0.92%
MFS(R)Research International
  Portfolio..................    0.70%             --         0.09%          --       0.79%             --            0.79%
Oppenheimer Capital
  Appreciation Portfolio.....    0.58%             --         0.04%          --       0.62%             --            0.62%
PIMCO Total Return
  Portfolio..................    0.48%             --         0.04%          --       0.52%             --            0.52%(3)
RCM Technology Portfolio.....    0.88%             --         0.09%          --       0.97%             --            0.97%
T. Rowe Price Mid Cap Growth
  Portfolio..................    0.75%             --         0.05%          --       0.80%             --            0.80%
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
BlackRock Aggressive Growth
  Portfolio..................    0.71%             --         0.05%          --       0.76%             --            0.76%

                                             DISTRIBUTION               ACQUIRED      TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                AND/OR                  FUND FEES    ANNUAL      WAIVER AND/OR      ANNUAL
                               MANAGEMENT   SERVICE(12B-1)    OTHER        AND      OPERATING       EXPENSE       OPERATING
                                  FEE            FEES        EXPENSES   EXPENSES*   EXPENSES     REIMBURSEMENT    EXPENSES**
                               ----------   --------------   --------   ---------   ---------   ---------------   ----------
BlackRock Bond Income
  Portfolio..................    0.38%             --         0.06%          --       0.44%           0.01%           0.43%(4)
BlackRock Diversified
  Portfolio..................    0.44%             --         0.06%          --       0.50%             --            0.50%
BlackRock Large Cap Value
  Portfolio..................    0.68%             --         0.06%          --       0.74%             --            0.74%
BlackRock Legacy Large Cap
  Growth Portfolio...........    0.73%             --         0.06%          --       0.79%             --            0.79%
BlackRock Money Market
  Portfolio..................    0.33%             --         0.07%          --       0.40%           0.01%           0.39%(5)
BlackRock Strategic Value
  Portfolio..................    0.82%             --         0.06%          --       0.88%             --            0.88%
Davis Venture Value
  Portfolio..................    0.69%             --         0.04%          --       0.73%             --            0.73%
FI Mid Cap Opportunities
  Portfolio..................    0.68%             --         0.05%          --       0.73%             --            0.73%
Harris Oakmark Focused Value
  Portfolio..................    0.72%             --         0.04%          --       0.76%             --            0.76%
Julius Baer International
  Stock Portfolio............    0.84%             --         0.12%          --       0.96%           0.04%           0.92%(6)
Lehman Brothers(R) Aggregate
  Bond Index Portfolio.......    0.25%             --         0.05%          --       0.30%           0.01%           0.29%(7)
MetLife Mid Cap Stock Index
  Portfolio..................    0.25%             --         0.07%        0.01%      0.33%           0.01%           0.32%(8)
MetLife Stock Index
  Portfolio..................    0.25%             --         0.04%          --       0.29%           0.01%           0.28%(8)
MFS(R)Total Return
  Portfolio..................    0.53%             --         0.05%          --       0.58%             --            0.58%
MFS(R)Value Portfolio........    0.72%             --         0.05%          --       0.77%           0.07%           0.70%(9)
Morgan Stanley EAFE(R) Index
  Portfolio..................    0.30%             --         0.12%        0.01%      0.43%           0.01%           0.42%(10)
Neuberger Berman Mid Cap
  Value Portfolio............    0.64%             --         0.05%          --       0.69%             --            0.69%
Russell 2000(R) Index
  Portfolio..................    0.25%             --         0.07%        0.01%      0.33%           0.01%           0.32%(8)
T. Rowe Price Large Cap
  Growth Portfolio...........    0.60%             --         0.07%          --       0.67%             --            0.67%
T. Rowe Price Small Cap
  Growth Portfolio...........    0.51%             --         0.08%          --       0.59%             --            0.59%
Western Asset Management U.S.
  Government Portfolio.......    0.49%             --         0.05%          --       0.54%             --            0.54%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund.......    0.90%             --         0.24%          --       1.14%           0.08%           1.06%(11)
Core Bond Fund...............    0.55%             --         0.22%        0.01%      0.78%           0.07%           0.71%(11)
Multi-Style Equity Fund......    0.73%             --         0.15%          --       0.88%             --            0.88%(11)
Non-U.S. Fund................    0.90%             --         0.28%        0.01%      1.19%           0.03%           1.16%(11)
VAN ECK WORLDWIDE INSURANCE
  TRUST -- INITIAL CLASS
Worldwide Emerging Markets
  Fund.......................    1.00%             --         0.23%          --       1.23%             --            1.23%
Worldwide Hard Assets Fund...    1.00%             --         0.01%        0.01%      1.02%             --            1.02%

---------------

 * Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

 (1) JPMorgan Funds Management, Inc. has contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses) exceed 0.60% of the average daily net assets through 4/30/09.

 (2) JPMorgan Funds Management, Inc. has contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses ) exceed 1.08% of the average daily net assets through 4/30/09.

 (3) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.

 (4) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.

 (5) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

 (6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.

 (7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.

 (8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.

 (9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.

(11) The Fund's Manager has contractually agreed to waive, at least until April 28, 2009, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses", from exceeding the following amounts of the Fund's average daily net assets on an annual basis: 1.05% for the Aggressive Equity Fund; 0.70% for the Core Bond Fund; 0.87% for the Multi-Style Equity Fund; and, 1.15% for the Non-U.S. Fund.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

     An investment adviser (other than our affiliate, MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

     We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as limited liability companies.

Our owner interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

     The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

     We select the Funds offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Funds" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners.

     WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                 POLICY RIGHTS

TRANSFERS

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, Julius Baer International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth
                                        10

Portfolio, MFS Research International Portfolio, Clarion Global Real Estate Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

     We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

     AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

     Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively
                                        11
short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds are generally "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

SEPARATE ACCOUNT CHARGES

     We will waive the following amount of the Mortality and Expense Risk
Charge: the amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Division investing in the Oppenheimer Capital Appreciation Portfolio, and that are in excess of 0.88% for the Division investing in the MFS Research International Portfolio.

                              FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. However, the rules are not entirely clear with respect to Policies issued on a substandard or guaranteed issue basis. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements. If Eligible Fund shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, the variable account investing in the Eligible Fund may fail the diversification requirements of Section 817(h) of the Internal Revenue Code. This could have adverse tax consequences for variable life insurance owners, including losing the benefit of tax deferral.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

     16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Michael K. Farrell*                   Director of General American since 2003 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2002.
James L. Lipscomb**                   Director of General American since 2002 and Executive
                                      Vice-President and General Counsel of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President and Deputy General Counsel 2001-2003 of
                                      Metropolitan Life.
William J. Mullaney**                 Director of NELICO since 2007 and President of
                                      Institutional Business at Metropolitan Life Insurance
                                      Company since 2007. Formerly President 2004-2007 of
                                      Metropolitan Property and Casualty.
Stanley J. Talbi**                    Director of General American since 2002 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      1974.
Michael J. Vietri****                 Director of NELICO since 2005 and Executive Vice President of Metropolitan Life Insurance Company since 2005.
                                      Formerly, Senior Vice President 1999-2004 of Metropolitan
                                      Life Insurance Company.
Lisa M. Weber**                       Chairman of the Board, President and Chief Executive
                                      Officer of General American since 2004 and President,
                                      Individual Business of Metropolitan Life Insurance Company
                                      since 2004; formerly, Director of General American since
                                      2000 and Senior Executive Vice President and Chief
                                      Administrative Officer 2001- 2004.
William J. Wheeler**                  Director of General American since 2002 and Executive Vice
                                      President and Chief Financial Officer of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President 1997-2003 of Metropolitan Life.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Joseph J. Prochaska, Jr.**            Executive Vice President and Chief Accounting Officer of
                                      NELICO since 2006 and Executive Vice President and Chief
                                      Accounting Officer of Metropolitan Life Insurance Company
                                      since 2006. Formerly Senior Vice President and Chief
                                      Accounting Officer 2004-2006 of NELICO and Senior Vice
                                      President and Chief Accounting Officer 2003-2006 of
                                      Metropolitan Life. Senior Vice President and Controller
                                      2000-2003 of Aon Corporation.

---------------
The principal business address:
   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962
  ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
     Island City, NY 11101
 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504

                                 VOTING RIGHTS

     Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

     The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

     The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion. The effect of this proportional voting is that a smaller number of Policy Owners may control the outcome of a vote.

     Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

     DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

     In the ordinary course of business, General American, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, in May 2004, General American received a Wells Notice stating that the SEC staff was considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against General American with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. General American responded to the SEC staff and cooperated with the investigation. On August 9, 2007, the SEC announced that it had settled an enforcement action regarding late trading against General American with, among other things, General American agreeing to pay a civil penalty and to comply with certain undertakings. General American consented to the SEC's order without admitting or denying the findings. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, General American does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of General American to meet its obligations under the Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of each of the Divisions of General American Separate Account Eleven included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

     The consolidated financial statements of General American Life Insurance Company (the "Company") included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for deferred acquisition costs, and for income taxes, as required by accounting guidance adopted on January 1, 2007, and changed its method of accounting for defined benefit pension and other postretirement plans, as required by accounting guidance adopted on December 31,
2006), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, which are also included in this prospectus supplement, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

DESTINY VARIABLE LIFE


                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                    ---------------------------------------

                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                         VARIABLE LIFE INSURANCE POLICY
                                   (DESTINY)
        SUPPLEMENT TO THE PROSPECTUS DATED MAY 1, 2004 (AS SUPPLEMENTED)

                                FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                  (VARIABLE UNIVERSAL LIFE/EXECUTIVE BENEFIT)
                    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                         VARIABLE LIFE INSURANCE POLICY
       SUPPLEMENT TO THE PROSPECTUSES DATED MAY 1, 2002 (AS SUPPLEMENTED)

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/RUSSELL VUL)
       SUPPLEMENT TO THE PROSPECTUSES DATED MAY 1, 2000 (AS SUPPLEMENTED)

                        AMERICAN VISION SERIES VUL 2002
               SUPPLEMENT TO THE PROSPECTUS DATED APRIL 30, 2007

                               DECEMBER 27, 2007

General American Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain variable investment options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. The Replacement Funds are portfolios of the Met Investors Series Trust. To the extent that a Replacement Fund is not currently available as an investment option under your Policy, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

The Company believes that the proposed substitutions are in the best interest of Policy owners. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about April 28, 2008.

The proposed substitutions and respective advisers and/or sub-advisers for the above-listed Policies are:

EXISTING FUND AND CURRENT ADVISER (WITH CURRENT
SUB-ADVISER AS NOTED)                                        REPLACEMENT FUND AND SUB-ADVISER
-----------------------------------------------------        ------------------------------------------
Fidelity(R) Variable Insurance Products - VIP Growth         Met Investors Series Trust - Oppenheimer
Portfolio (Initial Class)                                    Capital Appreciation Portfolio (Class A)
Fidelity Management & Research Company                       OppenheimerFunds, Inc.
(Fidelity International Investment Advisers, Fidelity
International Investment Advisors (UK) Limited,
Fidelity Management & Research (U.K.) Inc., Fidelity
Research & Analysis Company, FMR Co., Inc. and
Fidelity Investments Japan Limited)
-----------------------------------------------------        ------------------------------------------

-----------------------------------------------------        ------------------------------------------
Fidelity(R) Variable Insurance Products - VIP Overseas       Met Investors Series Trust - MFS(R) Research
Portfolio (Initial Class)                                    International Portfolio (Class A)
Fidelity Management & Research Company                       Massachusetts Financial Services Company
(Fidelity International Investment Advisers, Fidelity
International Investment Advisors (UK) Limited,
Fidelity Management & Research (U.K.) Inc., Fidelity
Research & Analysis Company, FMR Co., Inc. and
Fidelity Investments Japan Limited)
-----------------------------------------------------        ------------------------------------------

Please note that:

     o No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     o The elections you have on file for allocating your cash value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     o You may transfer amounts in your Policy among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Policy, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Policy owners or agents of Policy owners.

     o If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     o On the effective date of the substitution, your cash value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     o  There will be no tax consequences to you.

In connection with the substitutions, we will send you a prospectus for Met Investors Series Trust, as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                   (Destiny)

                        Supplement dated April 30, 2007
                      to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                        Supplement dated April 30, 2007
                     to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                        Supplement dated April 30, 2007
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                        Supplement dated April 30, 2007
                     to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                YOUR PRIVACY NOTICE IS AT THE BACK OF THIS BOOK
                       AND IS NOT PART OF THE PROSPECTUS

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:


Premium Payments                       General American
                                       P.O. Box 790201
                                       St. Louis, MO 63179-0201

Payment Inquires and                   General American
Correspondence                         Remittance Processing
                                       18210 Crane Nest Drive
                                       Tampa, FL 33647
                                       (800) 638-9294

Beneficiary and Ownership              General American
Changes                                P. O. Box 990059
                                       Hartford, CT 06199-0059

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 990090
Division Transfers                     Hartford, CT 06199-0090

Death Claims                           General American
                                       P.O. Box 990090
                                       Hartford, CT 06199-0090

All Telephone                          (800) 638-9294
Transactions and Inquiries

     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                 COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
American Funds Global            N/A             Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth            N/A             Capital appreciation through stocks.
Fund

American Funds Growth-           N/A             Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE
PRODUCTS                         ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
VIP Equity-Income                                Reasonable income. The fund will also
Portfolio                                        consider the potential for capital
                                                 appreciation. The fund's goal is to achieve
                                                 a yield which exceeds the composite yield of
                                                 securities comprising the Standard & Poor's
                                                 500(SM) Index (S&P 500(R)).

VIP Growth Portfolio                             Capital appreciation.

VIP Mid Cap Portfolio                            Long-term growth of capital.

VIP Overseas Portfolio                           Long-term growth of capital.

J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
JPMorgan Bond                    N/A             To provide high total return consistent with
Portfolio                                        moderate risk of capital and maintenance of
                                                 liquidity.

JPMorgan Small Company           N/A             To provide high total return from a
Portfolio                                        portfolio of small company stocks.

MET INVESTORS SERIES TRUST                   ADVISER: MET INVESTORS ADVISORY LLC

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Harris Oakmark          Harris Associates L.P.   Long-term capital appreciation.
International
Portfolio

Lazard Mid-Cap          Lazard Asset             Long-term growth of capital.
Portfolio               Management, LLC

Legg Mason Partners     ClearBridge Advisors,    Capital appreciation.
Aggressive Growth       LLC
Portfolio (formerly
Legg Mason Aggressive
Growth Portfolio)

Lord Abbett Bond        Lord, Abbett & Co. LLC   To provide high current income and the
Debenture Portfolio                              opportunity for capital appreciation to
                                                 produce a high total return.

Lord Abbett Growth and  Lord, Abbett & Co. LLC   Long-term growth of capital and income
Income Portfolio                                 without excessive fluctuation in market
                                                 value.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Lord Abbett Mid-Cap     Lord, Abbett & Co. LLC   Capital appreciation through investments,
Value Portfolio                                  primarily in equity securities, which are
                                                 believed to be undervalued in the
                                                 marketplace.

Met/AIM Small Cap       A I M Capital            Long-term growth of capital.
Growth Portfolio        Management, Inc.

MFS Research            Massachusetts            Capital appreciation
International           Financial Services
Portfolio               Company

Neuberger Berman Real   Neuberger Berman         Total return through investment in real
Estate Portfolio        Management Inc.          estate securities, emphasizing both capital
                                                 appreciation and current income.

PIMCO Total Return      Pacific Investment       Maximum total return, consistent with the
Portfolio               Management Company LLC   preservation of capital and prudent
                                                 investment management.

RCM Technology          RCM Capital Management   Capital appreciation; no consideration is
Portfolio (formerly     LLC                      given to income.
RCM Global Technology
Portfolio)

T. Rowe Price Mid-Cap   T. Rowe Price            Long-term growth of capital.
Growth Portfolio        Associates, Inc.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------

BlackRock Aggressive    BlackRock Advisors,      Maximum capital appreciation.
Growth Portfolio        LLC

BlackRock Bond Income   BlackRock Advisors,      A competitive total return primarily from
Portfolio               LLC                      investing in fixed-income securities.

BlackRock Diversified   BlackRock Advisors,      High total return while attempting to limit
Portfolio               LLC                      investment risk and preserve capital.

BlackRock Large Cap     BlackRock Advisors,      Long-term growth of capital.
Value Portfolio         LLC

BlackRock Legacy Large  BlackRock Advisors,      Long-term growth of capital.
Cap Growth Portfolio    LLC

BlackRock Money Market  BlackRock Advisors,      A high level of current income consistent
Portfolio(1)            LLC                      with preservation of capital.

BlackRock Strategic     BlackRock Advisors,      High total return, consisting principally of
Value Portfolio         LLC                      capital appreciation.

Davis Venture Value     Davis Selected           Growth of capital.
Portfolio               Advisers, L.P.(3)

FI International Stock  Fidelity Management &    Long-term growth of capital.
Portfolio               Research Company

FI Mid Cap              Fidelity Management &    Long-term growth of capital.
Opportunities           Research Company
Portfolio

Harris Oakmark Focused  Harris Associates L.P.   Long-term capital appreciation.
Value Portfolio

Harris Oakmark Large    Harris Associates L.P.   Long-term capital appreciation.
Cap Value Portfolio

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Lehman Brothers(R)      MetLife Investment       To equal the performance of the Lehman
Aggregate Bond Index    Advisors Company,        Brothers Aggregate Bond Index.
Portfolio               LLC(3)

MetLife Mid Cap Stock   MetLife Investment       To equal the performance of the Standard &
Index Portfolio         Advisors Company,        Poor's Mid Cap 400 Composite Stock Price
                        LLC(3)                   Index.

MetLife Stock Index     MetLife Investment       To equal the performance of the Standard &
Portfolio               Advisors Company,        Poor's 500 Composite Stock Price Index.
                        LLC(3)

MFS Total Return        Massachusetts            Favorable total return through investment in
Portfolio               Financial Services       a diversified portfolio.
                        Company

Morgan Stanley EAFE(R)  MetLife Investment       To equal the performance of the MSCI EAFE
Index Portfolio         Advisors Company,        Index.
                        LLC(3)

Neuberger Berman Mid    Neuberger Berman         Capital growth.
Cap Value Portfolio     Management Inc.

Russell 2000(R) Index   MetLife Investment       To equal the return of the Russell 2000
Portfolio               Advisors Company,        Index.
                        LLC(3)

T. Rowe Price Large     T. Rowe Price            Long-term growth of capital, and
Cap Growth Portfolio    Associates, Inc.         secondarily, dividend income.

T. Rowe Price Small     T. Rowe Price            Long-term capital growth.
Cap Growth Portfolio    Associates, Inc.

Western Asset           Western Asset            To maximize total return consistent with
Management U.S.         Management Company       preservation of capital and maintenance of
Government Portfolio                             liquidity.

RUSSELL INVESTMENT FUNDS                   ADVISER: FRANK RUSSELL INVESTMENT
                                           MANAGEMENT COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Aggressive Equity Fund  Multiple sub-advisers    To provide long term capital growth.
Core Bond Fund          Multiple sub-advisers    To provide current income and the
                                                 preservation of capital.
Multi-Style Equity      Multiple sub-advisers    To provide long-term capital growth.
  Fund
Non-U.S. Fund           Multiple sub-advisers    To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Worldwide Emerging               N/A             Long-term capital appreciation by investing
Markets Fund                                     primarily in equity securities in emerging
                                                 markets around the world.

Worldwide Hard Assets            N/A             Long-term capital appreciation by investing
Fund                                             primarily in "hard asset securities." Hard
                                                 asset securities are the stocks and bonds
                                                 and other securities of companies that
                                                 derive at least 50% of gross revenue or
                                                 profit from the exploration, development,
                                                 production or distribution of precious
                                                 metals, natural resources, real estate and
                                                 commodities. Income is a secondary
                                                 consideration.

---------------
(1) An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.
(2) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.
(3) Prior to April 30, 2007, Metropolitan Life Insurance Company was the sub-adviser to this Portfolio.

FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

     The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2006, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
AMERICAN FUNDS INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global Small
  Capitalization Fund....................     .72%        .05%     .25%     1.02%          .00%           1.02%
American Funds Growth Fund...............     .32%        .02%     .25%      .59%          .00%            .59%
American Funds Growth-Income Fund........     .27%        .01%     .25%      .53%          .00%            .53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  (INITIAL CLASS SHARES)
VIP Equity-Income Portfolio..............     .47%        .10%     .00%      .57%          .00%            .57%
VIP Growth Portfolio.....................     .57%        .11%     .00%      .68%          .00%            .68%
VIP Mid Cap Portfolio....................     .57%        .11%     .00%      .68%          .00%            .68%
VIP Overseas Portfolio...................     .72%        .16%     .00%      .88%          .00%            .88%
J.P. MORGAN SERIES TRUST II
JPMorgan Bond Portfolio..................     .30%        .46%     .00%      .76%          .00%            .76%(2)
JPMorgan Small Company Portfolio.........     .60%        .56%     .00%     1.16%          .00%           1.16%(2)
MET INVESTORS SERIES TRUST (3)
  (CLASS A SHARES)
Harris Oakmark International Portfolio...     .78%        .13%     .00%      .91%          .00%            .91%
Lazard Mid-Cap Portfolio.................     .70%        .06%     .00%      .76%          .00%            .76%
Legg Mason Partners Aggressive Growth
  Portfolio..............................     .63%        .09%     .00%      .72%          .00%            .72%(4)
Lord Abbett Bond Debenture Portfolio.....     .50%        .04%     .00%      .54%          .00%            .54%
Lord Abbett Growth and Income
  Portfolio..............................     .50%        .03%     .00%      .53%          .00%            .53%
Lord Abbett Mid-Cap Value Portfolio......     .68%        .07%     .00%      .75%          .00%            .75%
Met/AIM Small Cap Growth Portfolio.......     .87%        .06%     .00%      .93%          .00%            .93%(4)
MFS Research International Portfolio.....     .72%        .14%     .00%      .86%          .00%            .86%
Neuberger Berman Real Estate Portfolio...     .64%        .04%     .00%      .68%          .00%            .68%
PIMCO Total Return Portfolio.............     .50%        .05%     .00%      .55%          .00%            .55%
RCM Technology Portfolio.................     .88%        .14%     .00%     1.02%          .00%           1.02%(4,5)
T. Rowe Price Mid-Cap Growth Portfolio...     .75%        .04%     .00%      .79%          .00%            .79%
METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)(6)
BlackRock Aggressive Growth Portfolio....     .72%        .06%     .00%      .78%          .00%            .78%
BlackRock Bond Income Portfolio..........     .39%        .07%     .00%      .46%          .01%            .45%(7)
BlackRock Diversified Portfolio..........     .44%        .07%     .00%      .51%          .00%            .51%
BlackRock Large Cap Value Portfolio......     .70%        .11%     .00%      .81%          .00%            .81%(8)
BlackRock Legacy Large Cap Growth
  Portfolio..............................     .73%        .07%     .00%      .80%          .00%            .80%
BlackRock Money Market Portfolio.........     .34%        .04%     .00%      .38%          .01%            .37%(9)
BlackRock Strategic Value Portfolio......     .82%        .06%     .00%      .88%          .00%            .88%

                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
Davis Venture Value Portfolio............     .71%        .04%     .00%      .75%          .00%            .75%
FI International Stock Portfolio.........     .85%        .13%     .00%      .98%          .00%            .98%
FI Mid Cap Opportunities Portfolio.......     .68%        .06%     .00%      .74%          .00%            .74%
Harris Oakmark Focused Value Portfolio...     .72%        .05%     .00%      .77%          .00%            .77%
Harris Oakmark Large Cap Value
  Portfolio..............................     .72%        .06%     .00%      .78%          .00%            .78%
Lehman Brothers Aggregate Bond Index
  Portfolio..............................     .25%        .06%     .00%      .31%          .01%            .30%(10)
MetLife Mid Cap Stock Index Portfolio....     .25%        .08%     .00%      .33%          .01%            .32%(2,11)
MetLife Stock Index Portfolio............     .25%        .05%     .00%      .30%          .01%            .29%(11)
MFS Total Return Portfolio...............     .53%        .05%     .00%      .58%          .00%            .58%(12)
Morgan Stanley EAFE Index Portfolio......     .30%        .15%     .00%      .45%          .01%            .44%(13,14)
Neuberger Berman Mid Cap Value
  Portfolio..............................     .65%        .06%     .00%      .71%          .00%            .71%(12)
Russell 2000 Index Portfolio.............     .25%        .11%     .00%      .36%          .01%            .35%(11,14)
T. Rowe Price Large Cap Growth
  Portfolio..............................     .60%        .08%     .00%      .68%          .00%            .68%
T. Rowe Price Small Cap Growth
  Portfolio..............................     .51%        .07%     .00%      .58%          .00%            .58%
Western Asset Management U.S. Government
  Portfolio..............................     .50%        .07%     .00%      .57%          .00%            .57%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund...................     .95%        .17%     .00%     1.12%          .06%           1.06%(2,15)
Core Bond Fund...........................     .60%        .13%     .00%      .73%          .01%            .72%(14,16)
Multi-Style Equity Fund..................     .78%        .10%     .00%      .88%          .00%            .88%(2,17)
Non-U.S. Fund............................     .95%        .27%     .00%     1.22%          .06%           1.16%(2,18)
VAN ECK WORLDWIDE INSURANCE TRUST
  (INITIAL CLASS SHARES)
Worldwide Emerging Markets Fund..........    1.00%        .33%     .00%     1.33%          .00%           1.33%
Worldwide Hard Assets Fund...............    1.00%        .13%     .00%     1.13%          .00%           1.13%

---------------

 (1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.

 (2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

 (3) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.

 (4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

 (5) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.04%.

 (6) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

 (7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.

 (8) Other Expenses reflect the repayment of expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

 (9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.244%.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.243%.

(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect during the previous fiscal year.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.293%.

(14) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(15) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 1.05% of the Fund's average daily net assets on an annual basis.

(16) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 0.70% of the Fund's average daily net assets on an annual basis.

(17) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 0.87% of the Fund's average daily net assets on an annual basis.

(18) The Fund's Manager has contractually agreed to waive, at least until April 30, 2008, a portion of its management fee, up to the full amount of that fee, and to then reimburse the Fund for all remaining expenses, after fee waivers, in order to prevent total operating expenses, excluding "Acquired Fund Fees and Expenses," from exceeding 1.15% of the Fund's average daily net assets on an annual basis.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS

     An investment adviser (other than our affiliate, MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser or its affiliates may make payments to us and/or certain affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Funds. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Fund prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

     We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as limited liability companies. Our owner interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)

     The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.") Any payments we receive pursuant to a Fund's 12b-1 Plan are paid to us or our Distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

     We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Funds" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners.

     WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

                                 POLICY RIGHTS

TRANSFERS

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Fidelity VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging

Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). In addition, as described below, we intend to treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

     We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

     AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Policy, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy. Although we do not have the operational or systems capability at this time to impose the American Funds monitoring policy and/or to treat all of the American Funds portfolios as Monitored Portfolios under our policy, we intend to do so in the future.

     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

     Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less
                                        11
restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds are generally "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.

                                GENERAL MATTERS

POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

     We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

                              FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which
                                        12
are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary to the extent provided in under Section 101 of the Code. In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.
                                        13

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.
                                        14

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and
                                        15
how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. The maximum estate tax rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

     16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Michael K. Farrell*                   Director of General American since 2003 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2002.
James L. Lipscomb**                   Director of General American since 2002 and Executive
                                      Vice-President and General Counsel of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President and Deputy General Counsel 2001-2003 of
                                      Metropolitan Life.
William J. Mullaney**                 Director of NELICO since 2007 and President of
                                      Institutional Business at Metropolitan Life Insurance
                                      Company since 2007. Formerly President 2004-2007 of
                                      Metropolitan Property and Casualty.
Catherine A. Rein**                   Director of General American since 2004 and Senior
                                      Executive Vice President and Chief Administrative Officer
                                      of Metropolitan Life Insurance Company since 2005.
                                      Formerly, President and Chief Executive Officer 1999- 2004
                                      of Metropolitan Property and Casualty.
Stanley J. Talbi**                    Director of General American since 2002 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      1974.
Michael J. Vietri****                 Director of NELICO since 2005 and Executive Vice President of Metropolitan Life Insurance Company since 2005.
                                      Formerly, Senior Vice President 1999-2004 of Metropolitan
                                      Life Insurance Company.
Lisa M. Weber**                       Chairman of the Board, President and Chief Executive
                                      Officer of General American since 2004 and President,
                                      Individual Business of Metropolitan Life Insurance Company
                                      since 2004; formerly, Director of General American since
                                      2000 and Senior Executive Vice President and Chief
                                      Administrative Officer 2001- 2004.
William J. Wheeler**                  Director of General American since 2002 and Executive Vice
                                      President and Chief Financial Officer of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President 1997-2003 of Metropolitan Life.
Anthony J. Williamson**               Director, Vice President and Treasurer of General American
                                      since 2002 and Senior Vice President and Treasurer of
                                      Metropolitan Life Insurance Company since 2001.

EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Joseph J. Prochaska, Jr.**            Executive Vice President and Chief Accounting Officer of
                                      NELICO since 2006 and Executive Vice President and Chief
                                      Accounting Officer of Metropolitan Life Insurance Company
                                      since 2006. Formerly Senior Vice President and Chief
                                      Accounting Officer 2004-2006 of NELICO and Senior Vice
                                      President and Chief Accounting Officer 2003-2006 of
                                      Metropolitan Life. Senior Vice President and Controller
                                      2000-2003 of Aon Corporation.

---------------
The principal business address:
   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962
  ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
     Island City, NY 11101
 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116
**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504

                                 VOTING RIGHTS

     Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

     The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

     The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion. The effect of this proportional voting is that a smaller number of Policy Owners may control the outcome of a vote.

     Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

     DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

     General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of General American Separate Account Eleven and the consolidated financial statements of General American Life Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for defined benefit pension and other postretirement plans, and for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which the Company adopted on December 31, 2006, and January 1, 2004, respectively), included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN-SUPPLEMENT


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                         Variable Life Insurance Policy
                                   (Destiny)

                          Supplement dated May 1, 2006
                      to the Prospectus dated May 1, 2004

                                Flexible Premium
                        Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)

                          Supplement dated May 1, 2006
                     to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy

                          Supplement dated May 1, 2006
                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                          Supplement dated May 1, 2006
                     to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.

     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                YOUR PRIVACY NOTICE IS AT THE BACK OF THIS BOOK
                       AND IS NOT PART OF THE PROSPECTUS

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

     FOR EXECUTIVE BENEFIT POLICY OWNERS:

Premium Payments                       General American
                                       P.O. Box 14490
                                       St. Louis, MO 63178-4490

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 543
Division Transfers                     Warwick, RI 02887-0543

Death Claims                           General American
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

All Other Inquiries and                General American
Transactions                           Attention: COLI
                                       700 Quaker Lane
                                       Warwick, RI 02887-0355
                                       (800) 638-9294

     FOR ALL OTHER POLICY OWNERS:

Premium Payments                       General American
                                       P.O. Box 14490
                                       St. Louis, MO 63178-4490

Payment Inquires and                   General American
Correspondence                         Remittance Processing
                                       4100 Boy Scout Blvd.
                                       Tampa, FL 33607
                                       (800) 638-9294

Beneficiary and Ownership              General American
Changes                                P. O. Box 355
                                       Warwick, RI 02887-0355

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 543
Division Transfers                     Warwick, RI 02887-0543

Death Claims                           General American
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

All Telephone                          (800) 638-9294
Transactions and Inquiries

     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.

NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.

AMERICAN FUNDS INSURANCE SERIES  ADVISER: CAPITAL RESEARCH AND MANAGEMENT
                                 COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
American Funds Global            N/A             Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth            N/A             Capital appreciation through stocks.
Fund

American Funds Growth-           N/A             Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE   ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY
PRODUCTS

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
VIP Equity-Income       FMR Co., Inc.            Reasonable income by investing primarily in
Portfolio                                        income producing equity securities. The fund
                                                 will also consider the potential for capital
                                                 appreciation. The fund's goal is to achieve
                                                 a yield which exceeds the composite yield of
                                                 securities comprising the Standard & Poor's
                                                 500(SM) Index (S&P 500(R)).

VIP Growth Portfolio    FMR Co., Inc.            Capital appreciation.

VIP Mid Cap Portfolio   FMR Co., Inc.            Long-term growth of capital.

VIP Overseas Portfolio  FMR Co., Inc.            Long-term growth of capital.

J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.


FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
JPMorgan Bond                    N/A             To provide high total return consistent with
Portfolio                                        moderate risk of capital and maintenance of
                                                 liquidity.

JPMorgan Small Company           N/A             To provide high total return from a
Portfolio                                        portfolio of small company stocks.

MET INVESTORS SERIES TRUST                   ADVISER: MET INVESTORS ADVISORY LLC


FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Harris Oakmark          Harris Associates L.P.   Long-term capital appreciation.
International
Portfolio

Janus Aggressive        Janus Capital            Long-term growth of capital.
Growth Portfolio        Management LLC

Lazard Mid-Cap          Lazard Asset             Long-term capital appreciation.
Portfolio (formerly     Management, LLC(1)
Met/AIM Mid Cap Core
Equity Portfolio)

Lord Abbett Bond        Lord, Abbett & Co. LLC   High current income and the opportunity for
Debenture Portfolio                              capital appreciation to produce a high total
                                                 return.

Lord Abbett Growth and  Lord, Abbett & Co. LLC   Long-term growth of capital and income
Income Portfolio                                 without excessive fluctuation in market
                                                 value.

Lord Abbett Mid-Cap     Lord, Abbett & Co. LLC   Capital appreciation through investments,
Value Portfolio                                  primarily in equity securities, which are
                                                 believed to be undervalued in the
                                                 marketplace.

Met/AIM Small Cap       AIM Capital              Long-term growth of capital.
Growth Portfolio        Management, Inc.

MFS Research            Massachusetts            Capital appreciation
International           Financial Services
Portfolio               Company

Neuberger Berman Real   Neuberger Berman         Total return through investment in real
Estate Portfolio        Management Inc.          estate securities, emphasizing both capital
                                                 appreciation and current income.

PIMCO Total Return      Pacific Investment       Maximum total return, consistent with the
Portfolio               Management Company LLC   preservation of capital and prudent
                                                 investment management.

RCM Global Technology   RCM Capital Management   Capital appreciation; no consideration is
                        LLC                      given to income.

T. Rowe Price Mid-Cap   T. Rowe Price            Long-term growth of capital.
Growth Portfolio        Associates, Inc.


METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC


FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------

BlackRock Aggressive    BlackRock Advisors,      Maximum capital appreciation.
Growth Portfolio        Inc

BlackRock Bond Income   BlackRock Advisors,      A competitive total return primarily from
Portfolio               Inc.                     investing in fixed-income securities.

BlackRock Diversified   BlackRock Advisors,      High total return while attempting to limit
Portfolio               Inc.                     investment risk and preserve capital.

BlackRock Large Cap     BlackRock Advisors,      Long-term growth of capital.
Value Portfolio         Inc.

BlackRock Legacy Large  BlackRock Advisors,      Long-term growth of capital.
Cap Growth Portfolio    Inc.

BlackRock Money Market  BlackRock Advisors,      A high level of current income consistent
Portfolio(2)            Inc.                     with preservation of capital.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
BlackRock Strategic     BlackRock Advisors,      High total return, consisting principally of
Value Portfolio         Inc.                     capital appreciation.

Davis Venture Value     Davis Selected           Growth of capital.
Portfolio               Advisers, L.P.(3)

FI International Stock  Fidelity Management &    Long-term growth of capital.
Portfolio               Research Company

FI Mid Cap              Fidelity Management &    Long-term growth of capital.
Opportunities           Research Company
Portfolio

Harris Oakmark Focused  Harris Associates L.P.   Long-term capital appreciation.
Value Portfolio

Harris Oakmark Large    Harris Associates L.P.   Long-term capital appreciation.
Cap Value Portfolio

Lehman Brothers(R)      Metropolitan Life        To equal the performance of the Lehman
Aggregate Bond Index    Insurance Company        Brothers Aggregate Bond Index.
Portfolio

MetLife Mid Cap Stock   Metropolitan Life        To equal the performance of the Standard &
Index Portfolio         Insurance Company        Poor's Mid Cap 400 Composite Stock Price
                                                 Index.

MetLife Stock Index     Metropolitan Life        To equal the performance of the Standard &
Portfolio               Insurance Company        Poor's 500 Composite Stock Price Index.

MFS Total Return        Massachusetts            Favorable total return through investment in
Portfolio               Financial Services       a diversified portfolio.
                        Company

Morgan Stanley EAFE(R)  Metropolitan Life        To equal the performance of the MSCI EAFE
Index Portfolio         Insurance Company        Index.

Neuberger Berman Mid    Neuberger Berman         Capital growth.
Cap Value Portfolio     Management Inc.

Russell 2000(R) Index   Metropolitan Life        To equal the return of the Russell 2000
Portfolio               Insurance Company        Index.

T. Rowe Price Large     T. Rowe Price            Long-term growth of capital, and
Cap Growth Portfolio    Associates, Inc.         secondarily, dividend income.

T. Rowe Price Small     T. Rowe Price            Long-term capital growth.
Cap Growth Portfolio    Associates, Inc.

Western Asset           Western Asset            To maximize total return consistent with
Management U.S.         Management Company(4)    preservation of capital and maintenance of
Government Portfolio                             liquidity.
(formerly Salomon
Brothers U.S.
Government Portfolio)


RUSSELL INVESTMENT FUNDS                   ADVISER: FRANK RUSSELL INVESTMENT
                                           MANAGEMENT COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Aggressive Equity Fund  Multiple sub-advisers    To provide long term capital growth.
Core Bond Fund          Multiple sub-advisers    To provide current income and the
                                                 preservation of capital.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Multi-Style Equity      Multiple sub-advisers    To provide long-term capital growth.
  Fund
Non-U.S. Fund           Multiple sub-advisers    To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST        ADVISER: VAN ECK ASSOCIATES CORPORATION

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Worldwide Emerging               N/A             Long-term capital appreciation by investing
Markets Fund                                     primarily in equity securities in emerging
                                                 markets around the world.

Worldwide Hard Assets            N/A             Long-term capital appreciation by investing
Fund                                             primarily in "hard asset securities." Hard
                                                 asset securities are the stocks and bonds
                                                 and other securities of companies that
                                                 derive at least 50% of gross revenue or
                                                 profit from the exploration, development,
                                                 production or distribution of precious
                                                 metals, natural resources, real estate and
                                                 commodities. Income is a secondary
                                                 consideration.

---------------

(1) Prior to December 19, 2005, AIM Capital Management, Inc. was the sub-adviser to this Portfolio.


(2) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

(4) Prior to May 1, 2006, Salomon Brothers Asset Management Inc was the sub-adviser to this Portfolio.


FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

OTHER FUNDS AND SHARE CLASSES

     The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.

     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.

CHARGES AND DEDUCTIONS

     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2005, before and after any applicable contractual fee waivers and expense reimbursements:

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
AMERICAN FUNDS INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global Small
  Capitalization Fund....................     .74%        .05%     .25%     1.04%          .00%           1.04%
American Funds Growth Fund...............     .33%        .02%     .25%      .60%          .00%            .60%
American Funds Growth-Income Fund........     .28%        .01%     .25%      .54%          .00%            .54%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  (INITIAL CLASS SHARES)
VIP Equity-Income Portfolio..............     .47%        .09%     .00%      .56%          .00%            .56%
VIP Growth Portfolio.....................     .57%        .10%     .00%      .67%          .00%            .67%
VIP Mid Cap Portfolio....................     .57%        .12%     .00%      .69%          .00%            .69%
VIP Overseas Portfolio...................     .72%        .17%     .00%      .89%          .00%            .89%
J.P. MORGAN SERIES TRUST II
JPMorgan Bond Portfolio..................     .30%        .45%     .00%      .75%          .00%            .75%(2)
JPMorgan Small Company Portfolio.........     .60%        .55%     .00%     1.15%          .00%           1.15%(2)
MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
Harris Oakmark International Portfolio...     .82%        .13%     .00%      .95%          .00%            .95%(3)
Janus Aggressive Growth Portfolio........     .67%        .05%     .00%      .72%          .00%            .72%(3)
Lazard Mid-Cap Portfolio.................     .70%        .10%     .00%      .80%          .00%            .80%(3,4)
Lord Abbett Bond Debenture Portfolio.....     .51%        .05%     .00%      .56%          .00%            .56%
Lord Abbett Growth and Income
  Portfolio..............................     .50%        .04%     .00%      .54%          .00%            .54%(4)
Lord Abbett Mid-Cap Value Portfolio......     .68%        .08%     .00%      .76%          .00%            .76%
Met/AIM Small Cap Growth Portfolio.......     .90%        .10%     .00%     1.00%          .00%           1.00%(3,5)
MFS Research International Portfolio.....     .74%        .22%     .00%      .96%          .00%            .96%(3,5)
Neuberger Berman Real Estate Portfolio...     .67%        .03%     .00%      .70%          .00%            .70%(3)
PIMCO Total Return Portfolio.............     .50%        .07%     .00%      .57%          .00%         .57%(5)
RCM Global Technology Portfolio..........     .92%        .27%     .00%     1.19%          .00%           1.19%(3,5)
T. Rowe Price Mid-Cap Growth Portfolio...     .75%        .07%     .00%      .82%          .00%            .82%(3)
METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
BlackRock Aggressive Growth Portfolio....     .73%        .06%     .00%      .79%          .00%            .79%
BlackRock Bond Income Portfolio..........     .40%        .07%     .00%      .47%          .00%            .47%(6)
BlackRock Diversified Portfolio..........     .44%        .06%     .00%      .50%          .00%            .50%
BlackRock Large Cap Value Portfolio......     .70%        .15%     .00%      .85%          .00%            .85%
BlackRock Legacy Large Cap Growth
  Portfolio..............................     .73%        .07%     .00%      .80%          .00%            .80%
BlackRock Money Market Portfolio.........     .35%        .07%     .00%      .42%          .01%            .41%(6)
BlackRock Strategic Value Portfolio......     .83%        .06%     .00%      .89%          .00%            .89%

                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
Davis Venture Value Portfolio............     .72%        .04%     .00%      .76%          .00%            .76%
FI International Stock Portfolio.........     .86%        .20%     .00%     1.06%          .00%           1.06%
FI Mid Cap Opportunities Portfolio.......     .68%        .07%     .00%      .75%          .00%            .75%
Harris Oakmark Focused Value Portfolio...     .73%        .04%     .00%      .77%          .00%            .77%
Harris Oakmark Large Cap Value
  Portfolio..............................     .72%        .06%     .00%      .78%          .00%            .78%
Lehman Brothers Aggregate Bond Index
  Portfolio..............................     .25%        .06%     .00%      .31%          .01%            .30%(6)
MetLife Mid Cap Stock Index Portfolio....     .25%        .09%     .00%      .34%          .01%            .33%(6)
MetLife Stock Index Portfolio............     .25%        .04%     .00%      .29%          .01%            .28%(6)
MFS Total Return Portfolio...............     .57%        .16%     .00%      .73%          .00%            .73%(7)
Morgan Stanley EAFE Index Portfolio......     .30%        .22%     .00%      .52%          .01%            .51%(6)
Neuberger Berman Mid Cap Value
  Portfolio..............................     .67%        .09%     .00%      .76%          .00%            .76%
Russell 2000 Index Portfolio.............     .25%        .11%     .00%      .36%          .01%            .35%(6)
T. Rowe Price Large Cap Growth
  Portfolio..............................     .60%        .12%     .00%      .72%          .00%            .72%(6)
T. Rowe Price Small Cap Growth
  Portfolio..............................     .51%        .09%     .00%      .60%          .00%            .60%
Western Asset Management U.S. Government
  Portfolio..............................     .54%        .07%     .00%      .61%          .00%            .61%
RUSSELL INVESTMENT FUNDS
Aggressive Equity Fund...................     .95%        .18%     .00%     1.13%          .08%           1.05%(8)
Core Bond Fund...........................     .60%        .12%     .00%      .72%          .02%            .70%(8)
Multi-Style Equity Fund..................     .78%        .09%     .00%      .87%          .00%            .87%(8)
Non-U.S. Fund............................     .95%        .31%     .00%     1.26%          .11%           1.15%(8)
VAN ECK WORLDWIDE INSURANCE TRUST
  (INITIAL CLASS SHARES)
Worldwide Emerging Markets Fund..........    1.00%        .35%     .00%     1.35%          .00%           1.35%
Worldwide Hard Assets Fund...............    1.00%        .17%     .00%     1.17%          .00%           1.17%


---------------

(1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.


(2) Net Total Annual Expenses reflect a written agreement pursuant to which JP Morgan Funds Management, Inc. agrees that it will reimburse the Portfolios to the extent total annual operating expenses of the Portfolios' shares (excluding dividend expenses on securities sold short, interest, taxes and extraordinary expenses) exceed .75% for the JP Morgan Bond Portfolio and 1.15% for the JP Morgan Small Company Portfolio through April 30, 2007.



(3) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2007, the following percentages: 1.10% for the Harris Oakmark International Portfolio, .90% for the Janus Aggressive Growth Portfolio, .80% for the Lazard Mid-Cap Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Neuberger Berman Real Estate Portfolio, 1.10% for the RCM Global Technology Portfolio and .90% for the T. Rowe Price Mid-Cap Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Due to certain brokerage commission recaptures not shown in the table, actual Net Total Annual Expenses for the RCM Global Technology Portfolio were 1.10% for the year ended December 31, 2005.

(4) Management Fees have been restated to reflect a new management fee schedule that became effective on December 19, 2005 for the Lazard Mid-Cap Portfolio and January 1, 2006 for the Lord Abbett Growth and Income Portfolio.



(5) Other Expenses reflect the repayment of fees previously waived and/or expenses previously paid by Met Investors Advisory under the terms of prior expense limitation agreements in the following amounts: .04% for the Met/AIM Small Cap Growth Portfolio, .05% for the MFS Research International Portfolio, .01% for the PIMCO Total Return Portfolio, and .14% for the RCM Global Technology Portfolio.



(6) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive, until April 30, 2007, the management fee payable by certain Portfolios in the following percentage amounts: .006% for the Lehman Brothers Aggregate Bond Index Portfolio, .007% for the MetLife Stock Index Portfolio, .007% for the MetLife Mid Cap Stock Index Portfolio, .007% for the Morgan Stanley EAFE Index Portfolio, .007% for the Russell 2000 Index Portfolio, .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio, .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.



(7) The Management Fee for the MFS Total Return Portfolio has been restated to reflect a new management fee schedule that became effective on May 1, 2006.



(8) The Funds' Manager, Frank Russell Investment Company (FRIMCo) has contractually agreed to waive, at least until April 30, 2006, a portion of its management fee, up to the full amount of that fee, equal to the amount by which the funds' operating expenses exceed 1.05% for the Aggressive Equity Fund, .70% for the Core Bond Fund, .87% for the Multi-Style Equity Fund and 1.15% for the Non-U.S. Fund, and to reimburse the Funds for all remaining expenses, after fee waivers, that exceed these amounts for each Fund.



CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS



     An investment adviser (other than our affiliate Met Life Advisers and Met Investors Advisory) or sub-adviser or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Funds. The amount of the compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.



     We and certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers and Met Investors Advisory, which are formed as limited liability companies. Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We may benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)


     The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 under which the Funds make payments to our Distributor, MetLife Investors Distribution Company, in consideration of services provided and expenses incurred by our Distributor in distributing the Funds' shares. The payments, which are equal to 0.25% of the Separate Account assets invested in Funds, are deducted from the assets of the Funds and decrease the Funds' investment return. The Distribution Plan is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.")

     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

SELECTION OF THE FUNDS

     We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners. We do not provide investment advice and do not recommend or endorse any particular Fund.

                                 POLICY RIGHTS

TRANSFERS

     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).


     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Monitored Portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.



     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

     Transfers made under the dollar cost averaging program or the portfolio rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.



     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.



     The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Policy Owners and other persons with interests in the Policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective October 16, 2006 we will be required to (1) enter into a written agreement with each Fund or its principal underwriter that will obligate us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.



     In addition, Policy Owners and other persons with interests in the Policies should be aware that some Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds.



     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.



                              THE GENERAL ACCOUNT



TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS



     We are not currently imposing the Maximum Amount limit on transfers and withdrawals from the General Account, but we reserve the right to do so.

                              FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age
59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.

     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2006, the maximum estate tax rate is 46% and the maximum rate for 2007-2009 is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and
$3,500,000 in 2009.


     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

     13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.


     Split dollar insurance plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

     15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

     16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

     17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

     18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.

     19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN


NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Michael K. Farrell*                   Director of General American since 2003 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2002.
Leland C. Launer, Jr.**               Director of NELICO since 2005 and President, Institutional
                                      Business of Metropolitan Life Insurance Company since 2005.
                                      Formerly, Executive Vice President and Chief Investment
                                      Officer 2003-2005 of Metropolitan Life Insurance Company.
James L. Lipscomb**                   Director of General American since 2002 and Executive
                                      Vice-President and General Counsel of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President and Deputy General Counsel 2001-2003 of
                                      Metropolitan Life; President and Chief Executive Officer
                                      2000-2001 of Conning Corporation.
Hugh C. McHaffie***                   Director of General American since 2004 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2000.
Catherine A. Rein**                   Director of General American since 2004 and Senior
                                      Executive Vice President and Chief Administrative Officer
                                      of Metropolitan Life Insurance Company since 2005.
                                      Formerly, President and Chief Executive Officer 1999- 2004
                                      of Metropolitan Property and Casualty.
Stanley J. Talbi**                    Director of General American since 2002 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      1974.
Michael J. Vietri****                 Director of NELICO since 2005 and Executive Vice President of Metropolitan Life Insurance Company since 2005.
                                      Formerly, Senior Vice President 1999-2004 of Metropolitan
                                      Life Insurance Company.
Lisa M. Weber**                       Chairman of the Board, President and Chief Executive
                                      Officer of General American since 2004 and President,
                                      Individual Business of Metropolitan Life Insurance Company
                                      since 2004; formerly, Director of General American since
                                      2000 and Senior Executive Vice President and Chief
                                      Administrative Officer 2001- 2004.

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
William J. Wheeler**                  Director of General American since 2002 and Executive Vice
                                      President and Chief Financial Officer of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President 1997-2003 of Metropolitan Life.
Anthony J. Williamson**               Director, Vice President and Treasurer of General American
                                      since 2002 and Senior Vice President and Treasurer of
                                      Metropolitan Life Insurance Company since 2001.


EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS


NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Joseph J. Prochaska, Jr.**            Senior Vice President and Chief Accounting Officer of
                                      General American since 2004 and Senior Vice President and
                                      Chief Accounting Officer of Metropolitan Life Insurance
                                      Company since 2003. Formerly, Senior Vice President and
                                      Controller 2000-2003 of Aon Corporation.


---------------
The principal business address:

   * Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962


  ** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
     Island City, NY 11101


 *** Metropolitan Life, 501 Boylston Street, Boston, MA 02116


**** Metropolitan Life, 177 South Commons Drive, Aurora, IL 60504



                                 VOTING RIGHTS


     Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

     The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

     The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

     Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

     DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.
                                        17

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.


                               LEGAL PROCEEDINGS


     General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.


                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



     The financial statements of General American Separate Account Eleven and General American Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                    GENERAL AMERICAN LIFE INSURANCE COMPANY


                         Variable Life Insurance Policy


                                   (Destiny)



                          Supplement dated May 1, 2005


                      to the Prospectus dated May 1, 2004


                                Flexible Premium
                        Variable Life Insurance Policies
                  (Variable Universal Life/Executive Benefit)


                          Supplement dated May 1, 2005

                     to the Prospectuses dated May 1, 2002

                    Flexible Premium Joint and Last Survivor
                         Variable Life Insurance Policy


                          Supplement dated May 1, 2005

                      to the Prospectus dated May 1, 2002

               Flexible Premium Variable Life Insurance Policies
                       (VUL 95/VUL 100/VGSP/Russell VUL)


                          Supplement dated May 1, 2005

                     to the Prospectuses dated May 1, 2000


     This supplement updates certain information contained in the last full prospectus for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement. We will send you an additional copy of the last full prospectus for your policy, without charge, on request. These policies are no longer available for sale.


     General American Life Insurance Company is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. General American's Home Office is 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE UNDERLYING FUND PROSPECTUSES ARE ATTACHED. INCLUDED ARE PROSPECTUSES FOR THE RUSSELL INVESTMENT FUNDS, WHICH MAY NOT BE AVAILABLE UNDER YOUR POLICY. PLEASE READ THE PROSPECTUSES CAREFULLY AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE DIVISIONS OR FUNDS WILL PERFORM. THE POLICIES AND THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


 YOUR PRIVACY NOTICE AND BUSINESS CONTINUITY PLAN DISCLOSURE ARE AT THE BACK OF
                  THIS BOOK AND ARE NOT PART OF THE PROSPECTUS

THE COMPANY

     General American is principally engaged in writing individual life insurance policies and annuity contracts. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices (Home Office) of General American are located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. The Administrative Office for various Policy transactions is as follows:

     FOR EXECUTIVE BENEFIT POLICY OWNERS:


Premium Payments                       General American
                                       P.O. Box 14490
                                       St. Louis, MO 63178-4490

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 543
Division Transfers                     Warwick, RI 02887-0543

Death Claims                           General American
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

All Other Inquiries and                General American
Transactions                           Attention: COLI
                                       700 Quaker Lane
                                       Warwick, RI 02887-0355
                                       (800) 638-9294


     FOR ALL OTHER POLICY OWNERS:


Premium Payments                       General American
                                       P.O. Box 14490
                                       St. Louis, MO 63178-4490

Payment Inquires and                   General American
Correspondence                         Remittance Processing
                                       4100 Boy Scout Blvd.
                                       Tampa, FL 33607
                                       (800) 638-9294

Beneficiary and Ownership              General American
Changes                                P. O. Box 355
                                       Warwick, RI 02887-0355

Surrenders, Loans,                     General American
Withdrawals and                        P.O. Box 543
Division Transfers                     Warwick, RI 02887-0543

Death Claims                           General American
                                       P.O. Box 353
                                       Warwick, RI 02887-0353

All Telephone                          (800) 638-9294
Transactions and Inquiries


     You may request an account transfer or reallocation of future premiums by written request (which may be telecopied) to our Administrative Office, by telephoning us, or over the Internet. To request a transfer or reallocation by telephone, you should contact your registered representative, or contact us at
(800) 638-9294. To request a transfer or reallocation over the Internet, you may log on to our website at www.genamerica.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

     THE SEPARATE ACCOUNT. The separate account consists of divisions, each of which corresponds to an underlying Fund. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

     The following chart shows the Funds that are available under the policy along with the name of the investment adviser, sub-adviser (where applicable) and investment objective of each Fund. The Funds have different investment goals and strategies. You should review the prospectus of each Fund, or seek professional guidance in determining which Fund(s) best meet your objectives.


NOTE: THE RUSSELL INVESTMENT FUNDS ARE NOT AVAILABLE TO DESTINY OR EXECUTIVE BENEFIT POLICIES. FOR ALL OTHER POLICIES, THE RUSSELL INVESTMENT FUNDS ARE ONLY AVAILABLE FOR POLICIES WITH AN ISSUE DATE PRIOR TO JANUARY 1, 2000.


AMERICAN FUNDS INSURANCE SERIES         ADVISER: CAPITAL RESEARCH AND MANAGEMENT
COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
American Funds Global            N/A             Capital appreciation through stocks.
Small Capitalization
Fund

American Funds Growth            N/A             Capital appreciation through stocks.
Fund

American Funds Growth-           N/A             Capital appreciation and income.
Income Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY


FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
VIP Equity-Income       FMR Co., Inc.            Reasonable income by investing primarily in
Portfolio                                        income producing equity securities. The fund
                                                 will also consider the potential for capital
                                                 appreciation. The fund's goal is to achieve
                                                 a yield which exceeds the composite yield of
                                                 securities comprising the Standard & Poor's
                                                 500(SM) Index (S&P 500(R)).

VIP Growth Portfolio    FMR Co., Inc.            Capital appreciation.

VIP Mid Cap Portfolio   FMR Co., Inc.            Long-term growth of capital.

VIP Overseas Portfolio  FMR Co., Inc.            Long-term growth of capital.


J.P. MORGAN SERIES TRUST II      ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
JPMorgan Bond                    N/A             To provide high total return consistent with
Portfolio                                        moderate risk of capital and maintenance of
                                                 liquidity.

JPMorgan Small Company           N/A             To provide high total return from a
Portfolio                                        portfolio of small company stocks.

MET INVESTORS SERIES TRUST   ADVISER: MET INVESTORS ADVISORY LLC


FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Harris Oakmark          Harris Associates L.P.   Long-term capital appreciation.
International
Portfolio

Janus Aggressive        Janus Capital            Long-term growth of capital.
Growth Portfolio        Management LLC

Lord Abbett Bond        Lord, Abbett & Co. LLC   High current income and the opportunity for
Debenture Portfolio                              capital appreciation to produce a high total
                                                 return.

Lord Abbett Growth and  Lord, Abbett & Co. LLC   Long-term growth of capital and income
Income Portfolio                                 without excessive fluctuation in market
                                                 value.

Lord Abbett Mid-Cap     Lord, Abbett & Co. LLC   Capital appreciation through investments,
Value Portfolio                                  primarily in equity securities, which are
                                                 believed to be undervalued in the
                                                 marketplace.

Met/AIM Mid Cap Core    AIM Capital              Long-term growth of capital.
Equity Portfolio        Management, Inc.

Met/AIM Small Cap       AIM Capital              Long-term growth of capital.
Growth Portfolio        Management, Inc.

MFS Research            Massachusetts            Capital appreciation
International           Financial Services
Portfolio               Company

Neuberger Berman Real   Neuberger Berman         Total return through investment in real
Estate Portfolio        Management Inc.          estate securities, emphasizing both capital
                                                 appreciation and current income.

PIMCO Total Return      Pacific Investment       Maximum total return, consistent with the
Portfolio               Management Company LLC   preservation of capital and prudent
                                                 investment management.

RCM Global Technology   RCM Capital Management   Capital appreciation; no consideration is
(formerly PIMCO PEA     LLC(4)                   given to income.
Innovation)

T. Rowe Price Mid-Cap   T. Rowe Price            Long-term growth of capital.
Growth Portfolio        Associates, Inc.



METROPOLITAN SERIES FUND, INC.                        ADVISER: METLIFE ADVISERS,
LLC



FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------

BlackRock Aggressive    BlackRock Advisors,      Maximum capital appreciation.
Growth Portfolio        Inc(1)
(formerly State Street
Research Aggressive
Growth)

BlackRock Bond Income   BlackRock Advisors,      A competitive total return primarily from
Portfolio (formerly     Inc.(1)                  investing in fixed-income securities.
State Street Research
Bond Income)

BlackRock Diversified   BlackRock Advisors,      High total return while attempting to limit
Portfolio (formerly     Inc.(1)                  investment risk and preserve capital.
State Street Research
Diversified)

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
BlackRock Large Cap     BlackRock Advisors,      Long-term growth of capital.
Value Portfolio         Inc.(1)
(formerly State Street
Research Large Cap
Value)

BlackRock Legacy Large  BlackRock Advisors,      Long-term growth of capital.
Cap Growth Portfolio    Inc.(1)
(formerly State Street
Research Large Cap
Growth)

BlackRock Money Market  BlackRock Advisors,      A high level of current income consistent
Portfolio (formerly     Inc.(1)                  with preservation of capital.
State Street Research
Money Market
Portfolio)(2)

BlackRock Strategic     BlackRock Advisors,      High total return, consisting principally of
Value Portfolio         Inc.(1)                  capital appreciation.
(formerly State Street
Research Aurora)

Davis Venture Value     Davis Selected           Growth of capital.
Portfolio               Advisers, L.P.(3)

FI International Stock  Fidelity Management &    Long-term growth of capital.
Portfolio               Research Company

FI Mid Cap              Fidelity Management &    Long-term growth of capital.
Opportunities           Research Company
Portfolio

Harris Oakmark Focused  Harris Associates L.P.   Long-term capital appreciation.
Value Portfolio

Harris Oakmark Large    Harris Associates L.P.   Long-term capital appreciation.
Cap Value Portfolio

Lehman Brothers(R)      Metropolitan Life        To equal the performance of the Lehman
Aggregate Bond Index    Insurance Company        Brothers Aggregate Bond Index.
Portfolio

MetLife Mid Cap Stock   Metropolitan Life        To equal the performance of the Standard &
Index Portfolio         Insurance Company        Poor's Mid Cap 400 Composite Stock Price
                                                 Index.

MetLife Stock Index     Metropolitan Life        To equal the performance of the Standard &
Portfolio               Insurance Company        Poor's 500 Composite Stock Price Index.

MFS Total Return        Massachusetts            Favorable total return through investment in
Portfolio               Financial Services       a diversified portfolio.
                        Company

Morgan Stanley EAFE(R)  Metropolitan Life        To equal the performance of the MSCI EAFE
Index Portfolio         Insurance Company        Index.

Neuberger Berman Mid    Neuberger Berman         Capital growth.
Cap Value Portfolio     Management Inc.
(formerly Neuberger
Berman Partners Mid
Cap Value)

Russell 2000(R) Index   Metropolitan Life        To equal the return of the Russell 2000
Portfolio               Insurance Company        Index.

Salomon Brothers U.S.   Salomon Brothers Asset   To maximize total return consistent with
Government Portfolio    Management Inc.          preservation of capital and maintenance of
                                                 liquidity.

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
T. Rowe Price Large     T. Rowe Price            Long-term growth of capital, and
Cap Growth Portfolio    Associates, Inc.         secondarily, dividend income.

T. Rowe Price Small     T. Rowe Price            Long-term capital growth.
Cap Growth Portfolio    Associates, Inc.


RUSSELL INVESTMENT FUNDS  ADVISER: FRANK RUSSELL INVESTMENT MANAGEMENT
                          COMPANY

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Aggressive Equity Fund  Multiple sub-advisers    To provide long term capital growth.
Core Bond Fund          Multiple sub-advisers    To provide current income and the
                                                 preservation of capital.
Multi-Style Equity      Multiple sub-advisers    To provide long-term capital growth.
  Fund
Non-U.S. Fund           Multiple sub-advisers    To provide long-term capital growth.

VAN ECK WORLDWIDE INSURANCE TRUST                    ADVISER: VAN ECK ASSOCIATES
CORPORATION

FUND                         SUB-ADVISER                     INVESTMENT OBJECTIVE
----                         -----------                     --------------------
Worldwide Emerging               N/A             Long-term capital appreciation by investing
Markets Fund                                     primarily in equity securities in emerging
                                                 markets around the world.

Worldwide Hard Assets            N/A             Long-term capital appreciation by investing
Fund                                             primarily in "hard asset securities." Hard
                                                 asset securities are the stocks and bonds
                                                 and other securities of companies that
                                                 derive at least 50% of gross revenue or
                                                 profit from the exploration, development,
                                                 production or distribution of precious
                                                 metals, natural resources, real estate and
                                                 commodities. Income is a secondary
                                                 consideration.

---------------

(1) Prior to January 31, 2005, State Street Research & Management Company was the sub-adviser to this Portfolio.


(2) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.


(3) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.


(4) Prior to January 15, 2005, PEA Capital LLC was the sub-adviser to this Portfolio.



FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.


OTHER FUNDS AND SHARE CLASSES


     The Russell Investment Funds may not be available under your Policy, even though they are described in the attached Fund prospectuses. The Real Estate Securities Fund described in the Russell Investment Funds prospectus is not available under any Policy.


     Some of the Funds offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Metropolitan Series Fund, Inc., we offer Class A shares; for the Met Investors Series Trust, we offer Class A shares; and for the American Funds Insurance Series, we offer Class 2 shares.


CHARGES AND DEDUCTIONS



     The following table describes the annual operating expenses for each Fund for the year ended December 31, 2004, before and after any applicable contractual fee waivers and expense reimbursements:



ANNUAL FUND OPERATING EXPENSES


(AS A PERCENTAGE OF AVERAGE NET ASSETS)



                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
AMERICAN FUNDS INSURANCE SERIES
  (CLASS 2 SHARES)
American Funds Global Small
  Capitalization Fund....................     .77%        .04%     .25%     1.06%          .00%           1.06%
American Funds Growth Fund...............     .35%        .01%     .25%      .61%          .00%            .61%
American Funds Growth-Income Fund........     .29%        .02%     .25%      .56%          .00%            .56%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  (INITIAL CLASS SHARES)
VIP Equity-Income Portfolio..............     .47%        .11%     .00%      .58%          .00%            .58%
VIP Growth Portfolio.....................     .58%        .10%     .00%      .68%          .00%            .68%
VIP Mid Cap Portfolio....................     .57%        .14%     .00%      .71%          .00%            .71%
VIP Overseas Portfolio...................     .72%        .19%     .00%      .91%          .00%            .91%
J.P. MORGAN SERIES TRUST II(7)
JPMorgan Bond Portfolio..................     .30%        .45%     .00%      .75%          .00%            .75%
JPMorgan Small Company Portfolio.........     .60%        .55%     .00%     1.15%          .00%           1.15%
MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
Harris Oakmark International Portfolio...     .84%        .20%     .00%     1.04%          .00%           1.04%(2,3)
Janus Aggressive Growth Portfolio........     .68%        .14%     .00%      .82%          .00%            .82%(2,3)
Lord Abbett Bond Debenture Portfolio.....     .52%        .06%     .00%      .58%          .00%            .58%(2)
Lord Abbett Growth and Income
  Portfolio..............................     .52%        .05%     .00%      .57%          .00%            .57%(3)
Lord Abbett Mid-Cap Value Portfolio......     .69%        .09%     .00%      .78%          .00%            .78%
Met/AIM Mid Cap Core Equity Portfolio....     .73%        .12%     .00%      .85%          .00%            .85%(2,3)
Met/AIM Small Cap Growth Portfolio.......     .90%        .13%     .00%     1.03%          .00%           1.03%(2,3)
MFS Research International Portfolio.....     .77%        .29%     .00%     1.06%          .06%           1.00%(2,3)
Neuberger Berman Real Estate Portfolio...     .70%        .14%     .00%      .84%          .00%            .84%(2)
PIMCO Total Return Portfolio.............     .50%        .07%     .00%      .57%          .00%            .57%
RCM Global Technology Portfolio..........     .90%        .01%     .00%      .91%          .00%            .91%(2)
T. Rowe Price Mid-Cap Growth Portfolio...     .75%        .15%     .00%      .90%          .00%            .90%(2,3)
METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
BlackRock Aggressive Growth Portfolio....     .73%        .06%     .00%      .79%          .00%            .79%
BlackRock Bond Income Portfolio..........     .40%        .06%     .00%      .46%          .00%            .46%(4)
BlackRock Diversified Portfolio..........     .44%        .06%     .00%      .50%          .00%            .50%
BlackRock Large Cap Value Portfolio......     .70%        .23%     .00%      .93%          .00%            .93%(4)

                                                                                           FEE
                                                                            GROSS        WAIVERS
                                                                            TOTAL          AND          NET TOTAL
                                           MANAGEMENT    OTHER     12B-1    ANNUAL       EXPENSE         ANNUAL
                                              FEES      EXPENSES   FEES    EXPENSES   REIMBURSEMENTS   EXPENSES(1)
                                           ----------   --------   -----   --------   --------------   -----------
BlackRock Legacy Large Cap Growth
  Portfolio..............................     .74%        .06%     .00%      .80%          .00%            .80%
BlackRock Money Market Portfolio.........     .35%        .07%     .00%      .42%          .01%            .41%(4)
BlackRock Strategic Value Portfolio......     .83%        .06%     .00%      .89%          .00%            .89%
Davis Venture Value Portfolio............     .72%        .06%     .00%      .78%          .00%            .78%
FI International Stock Portfolio.........     .86%        .22%     .00%     1.08%          .00%           1.08%
FI Mid Cap Opportunities Portfolio.......     .68%        .07%     .00%      .75%          .00%            .75%
Harris Oakmark Focused Value Portfolio...     .73%        .05%     .00%      .78%          .00%            .78%
Harris Oakmark Large Cap Value
  Portfolio..............................     .73%        .06%     .00%      .79%          .00%            .79%
Lehman Brothers Aggregate Bond Index
  Portfolio..............................     .25%        .07%     .00%      .32%          .01%            .31%(4)
MetLife Mid Cap Stock Index Portfolio....     .25%        .10%     .00%      .35%          .01%            .34%(4)
MetLife Stock Index Portfolio............     .25%        .05%     .00%      .30%          .01%            .29%(4)
MFS Total Return Portfolio...............     .50%        .14%     .00%      .64%          .00%            .64%
Morgan Stanley EAFE Index Portfolio......     .30%        .29%     .00%      .59%          .01%            .58%(4)
Neuberger Berman Mid Cap Value
  Portfolio..............................     .68%        .08%     .00%      .76%          .00%            .76%
Russell 2000 Index Portfolio.............     .25%        .12%     .00%      .37%          .01%            .36%(4)
Salomon Brothers U.S. Government
  Portfolio..............................     .55%        .09%     .00%      .64%          .00%            .64%
T. Rowe Price Large Cap Growth
  Portfolio..............................     .62%        .12%     .00%      .74%          .00%            .74%(4)
T. Rowe Price Small Cap Growth
  Portfolio..............................     .52%        .08%     .00%      .60%          .00%            .60%
RUSSELL INVESTMENT FUNDS
  (CLASS 2 SHARES)(5)
Aggressive Equity Fund...................     .95%        .22%     .00%     1.17%          .12%           1.05%
Core Bond Fund...........................     .60%        .13%     .00%      .73%          .03%            .70%
Multi-Style Equity Fund..................     .78%        .10%     .00%      .88%          .01%            .87%
Non-U.S. Fund............................     .95%        .33%     .00%     1.28%          .13%           1.15%
VAN ECK WORLDWIDE INSURANCE TRUST
  (INITIAL CLASS SHARES)
Worldwide Emerging Markets Fund..........    1.00%        .39%     .00%     1.39%          .00%           1.39%(6)
Worldwide Hard Assets Fund...............    1.00%        .20%     .00%     1.20%          .00%           1.20%


---------------


(1) Net Total Annual Expenses do not reflect any voluntary waivers of fees and expenses, or any expense reductions resulting from directed brokerage arrangements.



(2) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2006, the following percentages: 1.10% for the Harris Oakmark International Portfolio, .90% for the Janus Aggressive Growth Portfolio, .90% for the Met/AIM Mid Cap Core Equity Portfolio, 1.05% for the Met/AIM Small Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Neuberger Berman Real Estate Portfolio, 1.10% for the RCM Global Technology Portfolio and .90% for the T. Rowe Price Mid-Cap Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Expenses of the MFS Research International Portfolio have been restated to reflect the terms of the Expense Limitation Agreement. Expenses of the Janus Aggressive Growth

    Portfolio, the Lord Abbett Bond Debenture Portfolio and the RCM Global Technology Portfolio have been restated to reflect management fee reductions that became effective May 1, 2005.



(3) Other Expenses reflect the repayment of fees previously waived and/or expenses previously paid by Met Investors Advisory under the terms of prior expense limitation agreements in the following amounts: .01% for the Harris Oakmark International Portfolio, .05% for the Janus Aggressive Growth Portfolio, .01% for the Lord Abbett Growth and Income Portfolio, .02% for the Met/AIM Mid Cap Core Equity Portfolio, .01% for the Met/AIM Small Cap Growth Portfolio, .12% for the MFS Research International Portfolio and .07% for the T. Rowe Price Mid-Cap Growth Portfolio.



(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses will not exceed, at any time prior to April 30, 2006, .95% for the BlackRock Large Cap Value Portfolio. Under the agreement, if certain conditions are met, the Portfolio may reimburse MetLife Advisers for fees waived and Expenses paid if, in the future, actual Expenses are less than this expense limit. Under the Expense Agreement, MetLife Advisers will also waive the management fee payable by certain Portfolios in the following percentage amounts: .006% for the Lehman Brothers Aggregate Bond Index Portfolio, .007% for the MetLife Stock Index Portfolio, .007% for the MetLife Mid Cap Stock Index Portfolio, .007% for the Morgan Stanley EAFE Index Portfolio, .007% for the Russell 2000 Index Portfolio, .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio, .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.



(5) The Funds' Manager, Frank Russell Investment Company (FRIMCo) has contractually agreed to waive, at least until April 30, 2006, a portion of its management fee, up to the full amount of that fee, equal to the amount by which the funds' operating expenses exceed 1.05% for the Aggressive Equity Fund, .70% for the Core Bond Fund, .87% for the Multi-Style Equity Fund and 1.15% for the Non-U.S. Fund, and to reimburse the Funds for all remaining expenses, after fee waivers, that exceed these amounts for each Fund.



(6) For the period May 1, 2005 through April 30, 2006, the Adviser to the Worldwide Emerging Markets Fund has contractually agreed to waive fees and reimburse certain operating expenses (excluding brokerage fees and expenses, transaction fees, interest, dividends paid on securities sold short, taxes and extraordinary expenses) to the extent total annual operating expenses exceed 1.40% of average daily net assets.



(7) Net Total Annual Expenses reflect a written agreement pursuant to which JPMorgan Funds Management, Inc. agrees that it will reimburse the Portfolios to the extent total annual operating expenses of the Portfolios' Shares (excluding interest, taxes and extraordinary expenses) exceed .75% for the JP Morgan Bond Portfolio and 1.15% for the JP Morgan Small Company Portfolio through April 30, 2006.



CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS



     An investment adviser (other than our affiliate Met Life Advisers and Met Investors Advisory) or sub-adviser or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Funds. The amount of the compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Fund attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to .11%. Additionally, an investment adviser or sub-adviser of a Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.



     We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers, MetLife Advisers and Met Investors Advisory, which are formed as limited liability companies. Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the management fees it receives from a Fund. We may benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Charges and Deductions -- Annual Fund Operating Expenses" for information on the management fees paid to the advisers and the Statement of Additional Information for the Funds for information on the management fees paid by the adviser to sub-advisers.)



     The American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 under which the Funds make payments to our Distributor, MetLife Investors Distribution Company, in consideration of services provided and expenses incurred by our Distributor in distributing the Funds' shares. The payments, which are equal to 0.25% of the Separate Account assets invested in Funds, are deducted from the assets of the Funds and decrease the Funds' investment return. The Distribution Plan is described in more detail in each Fund's prospectus. (See also "Charges and Deductions -- Annual Fund Operating Expenses.")



     We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Global Small Capitalization Fund, the American Funds Growth Fund and the American Funds Growth-Income Fund for the services it provides in marketing the Funds' shares in connection with the Policies.



SELECTION OF THE FUNDS



     We select the Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or sub-adviser is one of our affiliates or whether the Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or transfers of cash value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners. We do not provide investment advice and do not recommend or endorse any particular Fund.

                                 POLICY RIGHTS

TRANSFERS


     Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt portfolio management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).



     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Russell 2000 Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, VIP Overseas Portfolio, American Funds Global Small Capitalization Fund, JPMorgan Small Company Stock Portfolio, Russell Aggressive Equity Fund, Russell Non-U.S. Fund, Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Hard Assets Fund) and we monitor transfer activity in those Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



     Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. If we impose this restriction on your transfer activity, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The cash value will not be affected by any gain or loss due to the transfer and your cash value will be the same as if the transfer had not occurred. You will receive written confirmation of the transactions effecting such reversal.



     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to market timing. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Policy. We do not accommodate market timing in any Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies.



     The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Policy Owners and other persons with interests in the Policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Funds.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that some Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Funds.



     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Fund prospectuses for more details.



                              FEDERAL TAX MATTERS


INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, in particular, with respect to joint and last survivor life insurance policies. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if the owner pay the full amount of premiums under the Policy. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

     1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the

Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred. Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

     A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

     Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

     2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

     Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

     Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

NOTE: MOST DESTINY POLICIES WERE MODIFIED ENDOWMENT CONTACTS FROM THE DATE OF ISSUE, THEREFORE, DISTRIBUTIONS FROM MOST DESTINY POLICIES ARE TAXED AS FOLLOWS:

     3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT
CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

     4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

     Policy Loans from, or secured by, a Policy that is not a modified endowment contract should generally not be treated as distributions. Instead, such loans should generally be treated as indebtedness of the Owner. However, because the tax consequences associated with Policy Loans are not always clear, in particular, with respect to Policy Loans outstanding after the tenth Policy year, you should consult a tax adviser prior to taking any Policy Loan.

     Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

     Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

     5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy is not deductible. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER IF THE DEDUCTIBILITY OF LOAN INTEREST IS A CONSIDERATION IN THE PURCHASE OF A POLICY. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

     6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

     7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

     8. MULTIPLE POLICES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.


     9. LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence.



     10. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.



     11. ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.



     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.



     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.



     The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.



     During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2005, the maximum estate tax rate is 47% and the estate tax exemption is $1,500,000.



     The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.



     12. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 birthday are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.



     13. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.



     14. GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if your Policy is, or may become, subject to a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution.


     In addition, the Sarbanes-Oxley Act of 2002 (the "Act") which was signed into law on July 30, 2002, prohibits, with exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S.

exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.


     15. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.



     16. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.



     17. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.



     18. FOREIGN TAX CREDITS. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Eligible Funds to foreign jurisdictions.



     19. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.


MANAGEMENT

     The directors and executive officers of General American Life Insurance Company and their principal business experience are:

DIRECTORS OF GENERAL AMERICAN


NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Michael K. Farrell***                 Director of General American since 2003 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2002.
James L. Lipscomb****                 Director of General American since 2002 and Executive
                                      Vice-President and General Counsel of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President and Deputy General Counsel 2001-2003 of
                                      Metropolitan Life; President and Chief Executive Officer
                                      2000-2001 of Conning Corporation and Head of Corporate
                                      Planning and Strategy Department 1998-2000 of Metropolitan
                                      Life Insurance Company.
Hugh C. McHaffie*****                 Director of General American since 2004 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      2000.
Catherine A. Rein****                 Director of General American since 2004 and Senior
                                      Executive Vice President and Chief Administrative Officer
                                      of Metropolitan Life Insurance Company since 2005.
                                      Formerly, President and Chief Executive Officer 1999- 2004
                                      of Metropolitan Property and Casualty.
Stewart G. Nagler****                 Director of General American since 2000 and Vice Chairman
                                      of Metropolitan Life Insurance Company since 2003.
                                      Formerly, Vice Chairman and Chief Financial Officer
                                      1998-2003 of Metropolitan Life.

NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
Stanley J. Talbi****                  Director of General American since 2002 and Senior Vice
                                      President of Metropolitan Life Insurance Company since
                                      1974.
Lisa M. Weber****                     Chairman of the Board, President and Chief Executive
                                      Officer of General American since 2004 and President,
                                      Individual Business of Metropolitan Life Insurance Company
                                      since 2004; formerly, Director of General American since
                                      2000 and Senior Executive Vice President and Chief
                                      Administrative Officer 2001- 2004 and Executive Vice
                                      President 1998-2001 of Metropolitan Life.
William J. Wheeler****                Director of General American since 2002 and Executive Vice
                                      President and Chief Financial Officer of Metropolitan Life
                                      Insurance Company since 2003. Formerly, Senior Vice
                                      President 1997-2003 of Metropolitan Life.
Anthony J. Williamson****             Director, Vice President and Treasurer of General American
                                      since 2002 and Senior Vice President and Treasurer of
                                      Metropolitan Life Insurance Company since 2001. Formerly,
                                      Senior Vice President 1998-2001 of Metropolitan Life.


EXECUTIVE OFFICERS OF GENERAL AMERICAN OTHER THAN DIRECTORS


NAME AND PRINCIPAL BUSINESS ADDRESS                  PRINCIPAL BUSINESS EXPERIENCE
-----------------------------------                  -----------------------------
James P. Bossert***                   Vice President and Chief Financial Officer of General
                                      American since 2003 and Vice President of Metropolitan Life
                                      Insurance Company and since 1998.
Jerome M. Mueller*                    Senior Vice President of General American since 1998.
John E. Petersen*                     Senior Vice President of General American since 2000.
                                      Formerly, Vice President 1999-2000 of General American.
Joseph J. Prochaska, Jr.****          Senior Vice President and Chief Accounting Officer of
                                      General American since 2004 and Senior Vice President and
                                      Chief Accounting Officer of Metropolitan Life Insurance
                                      Company since 2003. Formerly, Senior Vice President and
                                      Controller 2000-2003 of Aon Corporation.
A. Greig Woodring**                   Executive Vice President, Reinsurance and President and
                                      Chief Executive Officer of Reinsurance Group of America
                                      since 1992.


---------------
The principal business address:

    * General American, 13045 Tesson Ferry Road, St. Louis, Missouri 63128


   ** Reinsurance Group of America, 1370 Timberlake Manor Parkway, Chesterfield,
      Missouri 63017


  *** Metropolitan Life, 10 Park Avenue, Morristown, NJ 07962


 **** Metropolitan Life, One MetLife Plaza, 27-01 Queens Plaza, North, Long
      Island City, NY 11101


***** Metropolitan Life, 501 Boylston Street, Boston, MA 02116

                                 VOTING RIGHTS

     Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

     The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

     The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

     Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

     DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                                 LEGAL MATTERS

     Legal matters in connection with the Policies have been passed upon by Marie C. Swift, Associate General Counsel of Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to Federal securities laws.

                               LEGAL PROCEEDINGS


     General American, like other insurance companies, is involved in lawsuits, including class action lawsuits. In some class action lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. In addition, on May 14, 2004, MetLife, Inc. announced that General American had received a "Wells Notice" from the Securities and Exchange Commission in connection with an SEC investigation regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The Wells Notice provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, General American does not believe any such litigation or proceedings will have a materially adverse impact upon the Separate Account, or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account, or of General American to meet its obligations under the Policies.


                                    EXPERTS


     The financial statements of General American Separate Account Eleven and General American Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) included in this Prospectus Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte &Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.


                              FINANCIAL STATEMENTS

     The financial statements of General American which are included in this prospectus supplement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GENERAL AMERICAN LIFE SUPPLEMENT


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                            13045 TESSON FERRY ROAD
                           ST. LOUIS, MISSOURI 63128

                        AMERICAN VISION SERIES VUL 2002

                    VARIABLE LIFE INSURANCE POLICY (DESTINY)

                       Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (VARIABLE UNIVERSAL LIFE/EXECUTIVE BENEFIT)

               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR POLICIES

                       Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/RUSSELL VUL)

                       Supplement dated February 15, 2005
                     to the Prospectuses dated May 1, 2000

     General American Life Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove the VIP High Income Portfolio as an investment option under the Company's variable life insurance policies and to replace it with the Lord Abbett Bond Debenture Portfolio, which is an existing investment option under your Policy. Fidelity Management & Research Company is the adviser to the High Income Portfolio. Lord, Abbett & Co. LLC is the subadviser to the Lord Abbett Bond Debenture Portfolio.

     The Company believes that the proposed substitution is in the best interest of policy owners. The Lord Abbett Bond Debenture Portfolio has investment objectives and policies similar to the VIP High Income Portfolio. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitution will occur on or about May 1, 2005.

     Please note that:

     - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     - The elections you have on file for allocating your premium payments and your cash value (under the Dollar Cost Averaging or Portfolio Rebalancing programs) to the VIP High Income Division will be redirected to the Lord Abbett Bond Debenture Division unless you change your elections or transfer your cash value before the substitution takes place.

     - You may transfer your Policy cash value among the investment Divisions and the General Account as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Policy.

     - You may transfer your Policy cash value in the VIP High Income Division (before the substitution) or the Lord Abbett Bond Debenture Division (after the substitution) to any other investment Division without charge.

     - On the effective date of the substitution, your cash value in the investment Divisions will be the same as before the substitution. However, the number of units you receive in the Lord Abbett Bond Debenture Portfolio will be different from the number of your units in the VIP High Income Portfolio due to the differences in unit values.

 THIS SUPPLEMENT SHOULD BE RETAINED WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.

GENERAL AMERICAN DESTINY


                    GENERAL AMERICAN LIFE INSURANCE COMPANY

                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                         VARIABLE LIFE INSURANCE POLICY
                                   (Destiny)
                         Supplement dated June 30, 2004
                      to the Prospectus dated May 1, 2004

             This supplement updates certain information contained in the prospectus. You should read and retain this supplement.

The following is added under RIGHT TO EXAMINE POLICY:

             For Policies issued in California. If you are age 60 or older and you elect on the Policy application to allocate 100% of your initial Net Premium to the State Street Research Money Market Division, we will generally refund the premiums you paid; if you elect to allocate your initial Net Premium to the other investment Divisions and/or the General Account, we will refund the Policy's Cash Value. If you elect to allocate 100% of your initial Net Premium to the State Street Research Money Market Division, we will not automatically transfer your Cash Value or reallocate your future Net Premiums to the other Divisions and/or the General Account at the end of the Right to Examine period. You must contact us in order to transfer your Cash Value or to reallocate your future Net Premiums.

GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN


                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                       (American Vision Series VUL 2002)

                    VARIABLE LIFE INSURANCE POLICY (Destiny)

                         Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (Variable Universal Life/Executive Benefit)

                    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                         VARIABLE LIFE INSURANCE POLICY

                         Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                         Supplement dated June 10, 2004
                     to the Prospectuses dated May 1, 2000

     This supplement updates certain information contained in the prospectuses for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

     On May 14, 2004, MetLife, Inc. announced that General American Life Insurance Company ("General American") had received a "Wells Notice" from the Securities and Exchange Commission ("SEC") in connection with the SEC investigation described in the prospectuses and the prospectus supplements regarding market timing and late trading in a limited number of its privately-placed variable insurance contracts. The "Wells Notice" provides notice that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of U.S. securities laws. Under SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American continues to cooperate fully with the SEC in its investigation and is not aware of any systemic problems with respect to such matters. General American does not believe any such SEC civil action would have an adverse effect on General American's ability to meet its obligations under the policies.

GENAM SA 11 DESTINY-FLEXIBLE PREMIUM VARIABLE LIFE SUPPLEMENT DATED 12/30/04


                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                       (American Vision Series VUL 2002)

                   VARIABLE LIFE INSURANCE POLICY (Destiny)

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2004

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                  (Variable Universal Life/Executive Benefit)

                   FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                        VARIABLE LIFE INSURANCE POLICY

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2002

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                       (VUL 95/VUL 100/VGSP/Russell VUL)

                      Supplement dated December 30, 2004
                     to the Prospectuses dated May 1, 2000

This supplement updates certain information contained in the prospectuses for each of the above-referenced variable life insurance policies, as annually and periodically supplemented. You should read and retain this supplement.

   The Administrative Office address for certain Policy transactions has been changed as follows:

       Surrenders, Loans, Withdrawals and       General American
       Division Transfers                       P.O. Box 543
                                                Warwick, RI 02887-0543

       Death Claims                             General American
                                                P.O. Box 353
                                                Warwick, RI 02887-0353

   On December 1, 2004, the principal underwriter of the policies, General American Distributors, Inc. ("GAD"), was acquired by and became a wholly-owned subsidiary of its affiliate MetLife Investors Group, Inc. Immediately thereafter, GAD's affiliate, MetLife Investors Distribution Company, was merged with and into GAD and GAD changed its name to "MetLife Investors Distribution Company." As a result of the merger, GAD's executive offices have changed to 22 Corporate Plaza, Newport Beach, CA 91108, and its telephone number has changed to (800) 989-3752. It is not anticipated that the merger will have an impact on the distribution of the policies or the level of compensation paid in connection with such distribution. References in the prospectus and the statement of additional information to the principal underwriter of the policies shall be deemed to refer to MetLife Investors Distribution Company.

                        VARIABLE LIFE INSURANCE POLICY

                                   Issued by

                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 TESSON FERRY ROAD
                              ST. LOUIS, MO 63128

    This Prospectus describes an individual variable life insurance Policy ("the Policy") offered by General American Life Insurance Company ("we," "our," "us," "General American" or "the Company"). The Policy is designed to provide lifetime insurance protection in an amount determined in part by the investment performance of the underlying investment options.

    The Policy provides:

    (1) a Cash Surrender Value that can be obtained by surrendering the Policy;

    (2) Policy Loans; and

    (3) a death benefit payable at the Insured's death.

    As long as a Policy remains in force, the death benefit prior to the Insured's Attained Age 100 will be determined by the Insured's Attained Age and by the Cash Value of the Policy. If the Policy is in effect after the Insured reaches Attained Age 100, the death benefit is 101% of the Cash Value (100% if required by state law). A Policy will remain in force as long as its Cash Surrender Value is sufficient to pay the monthly charges.

    You may allocate the Net Premiums to one or more of the Divisions of General American Separate Account Eleven ("the Separate Account") or to General American's General Account. Each Division of the Separate Account invests in shares of an underlying Fund. You will find a list of the Funds in the Separate Account, their investment advisers, sub-advisers, and their investment objectives in the table that begins on page A-12.

    The prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges. The Fund prospectuses are attached to this Prospectus.

    In almost all cases, the Policies will be modified endowment contracts for Federal income tax purposes. This means that a loan or other distribution from the Policy will in almost all cases be taxed as ordinary income to the extent of any earnings in the Policy, and may be subject to an additional 10% Federal penalty tax if taken before the Owner attains age 59 1/2. Special tax and legal considerations apply if this Policy is used in connection with a qualified plan or certain other employment plans.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE POLICY OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY

REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON.

    WE DO NOT GUARANTEE HOW ANY OF THE FUNDS WILL PERFORM. THE POLICIES AND FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  May 1, 2004

                               TABLE OF CONTENTS

          SUMMARY OF BENEFITS AND RISKS...........................  1

              Benefits of the Policy..............................  1
              Risks of the Policy.................................  2
              Risks of the Funds..................................  4

          FEE TABLES..............................................  5

          THE COMPANY, THE SEPARATE ACCOUNT AND THE FUNDS.........  9

              The Company.........................................  9
              The Separate Account................................ 10
              The Funds........................................... 10
              Share Classes of the Funds.......................... 14
              Addition, Deletion or Substitution of Investments... 14
              Voting Rights....................................... 15

          POLICY BENEFITS......................................... 16

              Replacing Existing Insurance........................ 16
              Death Benefit....................................... 16
              Cash Value.......................................... 18

          POLICY RIGHTS........................................... 20

              Loans............................................... 20
              Surrender and Pro-Rata Surrender.................... 22
              Transfers........................................... 23
              Portfolio Rebalancing/Dollar Cost Averaging......... 25

          PAYMENT AND ALLOCATION OF PREMIUMS...................... 25

              Issuance of a Policy................................ 25
              Premiums............................................ 25
              Right to Examine Policy............................. 27
              Allocation of Net Premiums and Cash Value........... 28
              Premium Default and Reinstatement................... 29

          CHARGES AND DEDUCTIONS.................................. 30

              Premium Expense Charges............................. 30
              Initial Policy Charge............................... 31
              Monthly Deduction................................... 31
              Separate Account Charges............................ 32

          THE GENERAL ACCOUNT..................................... 33

              General Description................................. 33
              The Policy.......................................... 33
              General Account Benefits............................ 34
              General Account Cash Value.......................... 34
              Transfers, Surrenders and Policy Loans.............. 35

          GENERAL MATTERS......................................... 36

              Postponement of Payments From the Separate Account.. 36
              The Contract........................................ 36
              Control of Policy................................... 36

              Beneficiary........................................ 36
              Change of Owner or Beneficiary..................... 37
              Policy Changes..................................... 37
              Assignment......................................... 37
              Suicide............................................ 37
              Additional Insurance Benefits...................... 38

          DISTRIBUTION OF THE POLICIES........................... 38

          FEDERAL TAX MATTERS.................................... 39

              Introduction....................................... 39
              Tax Status of the Policy........................... 39

          UNISEX REQUIREMENTS UNDER MONTANA LAW.................. 43

          STATE REGULATION OF THE COMPANY........................ 43

          RESTRICTIONS ON FINANCIAL TRANSACTIONS................. 44

          LEGAL PROCEEDINGS...................................... 44

          EXPERTS................................................ 44

          FINANCIAL STATEMENTS................................... 44

          DEFINITIONS............................................ 45

                         SUMMARY OF BENEFITS AND RISKS

    This summary describes the Policy's important benefits and risks. The sections in the Prospectus following this summary discuss the Policy in more detail. THE DEFINITIONS SECTION AT THE END OF THE PROSPECTUS DESCRIBES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

    DEATH PROCEEDS. The Policies are designed to provide insurance protection.

    Upon receipt of satisfactory proof of the death of the Insured, we pay death proceeds to the Beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the Insured's death, plus any additional insurance provided by rider, less any Indebtedness.

    PREMIUM FLEXIBILITY. When you apply for the Policy, you determine the amount of the premium that you plan to pay each year. The first year's premium must meet our minimum requirements, but the scheduled premium for future years does not have to be level--it may be different from year to year to meet your anticipated needs.

    RIGHT TO EXAMINE THE POLICY. You may cancel the Policy by returning it to us at any time during the first twenty days after receiving it, or, if later, within 45 days after you signed the application. Depending on state law, in the event you cancel the Policy, we will refund the premiums you paid, the Policy's Cash Value or any other amount required by state insurance law.

    INVESTMENT OPTIONS. You can allocate your Net Premiums and Cash Value among your choice of forty-six investment Divisions of the Separate Account, each of which invests in shares of an underlying Fund. The Funds available under the Policy include several common stock funds, including those that invest primarily in foreign securities, as well as bond funds, balanced funds and a money market fund. In most states you may also allocate premiums and Cash Value to our General Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.

    PRO-RATA SURRENDERS. At any time after the first Policy Year, you can withdraw Cash Surrender Value from the Policy by making a Pro-Rata Surrender of the Policy. A Pro-Rata Surrender will reduce the death benefit and the Cash Value of the Policy by the percentage you choose. A PRO-RATA SURRENDER WILL GENERALLY HAVE TAX CONSEQUENCES.

    TRANSFERS. You may transfer your Policy's Cash Value among the Divisions of the Separate Account and between the Divisions and the General Account. The first twelve requested transfers in a Policy Year will be allowed free of charge. We may impose a processing charge of $25 for each transfer in excess of 12 per Policy Year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for more information on such restrictions.)

    We offer the following automated transfer privileges:

   . PORTFOLIO REBALANCING. Under the portfolio rebalancing program, we automatically reallocate your Policy's Cash Value among the Divisions and the General Account periodically to return the allocation to the percentages you specify.

   . DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of your Policy's Cash Value from the State Street Research Money Market Division to one or more other Divisions on a periodic basis.

    LOANS. You may borrow from the Cash Value of your Policy in an amount up to the Loan Value of the Policy. The Loan Value is equal to the Cash Value of the Policy, less interest and anticipated monthly deductions to the next loan interest due date, less any existing loan, plus interest expected to be earned on the Cash Value to the next interest due date. We charge you a maximum annual interest rate of 4.5% on your loan. However, we credit interest at an annual rate of 4% on amounts held in the Loan Account to support your loan. LOANS WILL GENERALLY HAVE TAX CONSEQUENCES.

    SURRENDERS. You may surrender the Policy for its Cash Surrender Value at any time. Cash Surrender Value equals the Cash Value on the date of surrender, increased by cost of insurance charges deducted for the period beyond the date of surrender, less any Indebtedness.

    TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in Cash Value should not be taxable to you. Death benefits paid to your Beneficiary should generally be free of Federal income tax.

    CONVERSION PRIVILEGE. During the first two Policy years, you may convert the Policy to fixed benefit coverage by irrevocably electing to transfer all of your Cash Value, and to allocate all future premiums, to the General Account.

    The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge or transfer limits, if any, and will have no effect on the Policy's death benefit, net amount at risk, risk class or Issue Age.

    SUPPLEMENTAL BENEFITS AND RIDERS. We offer a term insurance rider that provides an additional death benefit payable on the death of the Insured. We generally deduct any monthly charges for this rider as part of the monthly deduction. Your registered representative can help you determine whether this rider is suitable for you. The rider may not be available in all states.

RISKS OF THE POLICY

    INVESTMENT RISK. If you invest your Policy's Cash Value in one or more Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your Cash Value will decrease. In addition, we deduct Policy fees and charges from your Policy's Cash Value, which can significantly reduce your Policy's Cash Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's Cash Value. It is possible to lose your full investment, and your Policy could lapse, i.e., terminate without value, unless you pay additional premium. If you allocate Cash Value to the General Account, then we credit such Cash Value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

    SURRENDER AND PRO-RATA SURRENDER RISKS. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's Cash Value in the near future. You should note that the minimum amount that may be processed under a Pro-Rata Surrender is $500 and that we will not process your Pro-Rata Surrender request if it would reduce your Policy's Cash Value to less than $10,000.

    RISK OF PREMIUM DEFAULT. If, as of any Policy Anniversary, the total amount of premiums you have paid is less than 80% of the total scheduled premiums since the Policy's Issue Date, your Policy will be in default. If you fail to make an additional premium payment by the end of the 62-day grace period that is allowed for such payments, future annual premiums will be limited to the lesser of the scheduled annual premium and the annual premium paid in the year in which cumulative premiums paid fell below 80% of the cumulative scheduled premium. If you do not pay the lesser of these two amounts, no more premiums may be paid unless you reinstate the premium schedule. However, if on any Monthly Anniversary your Cash Surrender Value is insufficient to pay the monthly Policy charges, we will allow you to make a premium payment sufficient to cover those charges. If you do not make the payment by the end of the 62-day grace period, the Policy will terminate without value.

    TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, or if a term rider is added, there is some risk that your Policy may not be treated as a life insurance contract under Federal tax law. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's Cash Value will be taxed currently.

    Although your Policy may be treated as a life insurance contract for Federal tax purposes, it will most likely be a modified endowment contract, or MEC. When a Policy is a MEC, surrenders, Pro-Rata Surrenders and loans are treated as distributions of the earnings in the Policy and are taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age 59 1/2 at the time of the surrender, Pro-Rata Surrender or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

    If your Policy is not a MEC, distributions generally will be treated first as a return of basis, or investment in the contract, and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

    See Federal Tax Matters. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

    LOAN RISKS. A Policy Loan, whether or not repaid, will affect the Cash Value of your Policy over time because we subtract the amount of the loan from the Divisions and/or the General Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Divisions or receive any higher current interest rate that may be credited to the General Account.

    We also reduce the amount we pay on the Insured's death by the amount of any Indebtedness. Your Policy may lapse if the Indebtedness exceeds your Policy's Cash Surrender Value on any Monthly Anniversary.

    LIMITATIONS ON CASH VALUE IN THE GENERAL ACCOUNT. Transfers to and from the General Account must generally be in amounts of $500 or more. The total amount of transfers from the General Account in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) the Cash Surrender Value in the General Account at the beginning of the year, multiplied by the General Account Maximum Transfer Percent Limit shown in your Policy specifications page; and (b) the Maximum Amount for the preceding Policy Year. We may impose a processing charge for transfers in excess of 12 per Policy Year.

    TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE FUNDS

    A comprehensive discussion of the risks associated with each of the Funds can be found in the Fund prospectuses attached at the end of this Prospectus. THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE.

                                  FEE TABLES

    The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers Cash Value among the Divisions and the General Account.

    If the amount of a charge varies depending on the Policy Owner's or the Insured's individual characteristics (such as age, gender, or risk class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or Insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY.

    Your Policy's specifications page will set forth these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Administrative Office.

                               TRANSACTION FEES

                                WHEN CHARGE IS           CURRENT AMOUNT           MAXIMUM AMOUNT
         CHARGE                   DEDUCTED                  DEDUCTED               DEDUCTIBLE
------------------------  --------------------------- ---------------------- -------------------------
Initial Policy Charge     On issuance of the Policy   $800                   $800

State Tax Imposed on      On payment of premium       2.25% in all Policy    2.25% in all Policy
Premiums                                              Years                  Years

Federal Tax Imposed on    On payment of premium       1.30% in all Policy    1.30% in all Policy
Premiums                                              Years                  Years

Transfer Charge           On transfer of Cash Value   Not currently charged  $25 for each transfer in
                          among Divisions and to and                         excess of 12 per Policy
                          from the General Account                           Year

    The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Fund fees and expenses.

              PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

                          WHEN CHARGE IS      CURRENT AMOUNT           MAXIMUM AMOUNT
         CHARGE             DEDUCTED             DEDUCTED                DEDUCTIBLE
------------------------  --------------  ------------------------ ------------------------
Cost of Insurance/(1)/

  Minimum and Maximum        Monthly      $.04 to $83.33 per       $.11 to $83.33 per
   Charge                                 $1,000 of net amount of  $1,000 of net amount at
                                          risk/(2)/                risk/(2)/

  Charge in the first        Monthly      $.12 per $1,000 of net   $.54 per $1,000 of net
   Policy Year for a                      amount at risk           amount at risk
   male insured, age 53
   in the preferred
   nonsmoker risk class
Mortality and Expense        Monthly      .75% (annual rate)       .75% (annual rate)
  Risk Charge                             imposed on Cash Value    imposed on Cash Value


 Distribution Charge   Monthly                   1.50% (annual rate)           1.50% (annual rate)
                                                 imposed on Cash               imposed on Cash Value/(3)/
                                                 Value/(3)/

 Loan Interest Spread  Annually (or on loan      .50% of loan collateral/(4)/  .50% of loan collateral/(4)/
                       termination, if earlier)

--------
(1) The cost of insurance charge varies based on individual characteristics, including the Insured's age, risk class and sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance or other charges that would apply for a particular Insured by contacting your registered representative.
(2) The net amount at risk is the difference between the death benefit and the Policy's Cash Value.
(3) The Distribution Charge that applies is based on the total amount of Cash Value in the General Account and the Divisions of the Separate Account. It ranges from a maximum of 1.50% for the first $500,000 of Cash Value, to a minimum of .50% for Cash Value in excess of $6,500,000.
(4) We charge interest on Policy Loans at an effective rate of 4.5% per year. Cash Value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 4% per year. The loan interest spread is the difference between these interest rates. The current loan interest spread is .50% in Policy Years 1-10 and .25% thereafter.

                    CHARGES FOR OPTIONAL FEATURES (RIDERS)

                           WHEN CHARGE IS         CURRENT AMOUNT        MAXIMUM AMOUNT
         CHARGE              DEDUCTED               DEDUCTED             DEDUCTIBLE
------------------------  -----------------    --------------------- ---------------------
Term Rider/(1)/

  Minimum and Maximum     Monthly              $.04 to $83.33 per    $.11 to $83.33 per
   Charge                                      $1,000 of rider face  $1,000 of rider face
                                               amount                amount

  Charge in the first     Monthly              $.12 per $1,000 of    $.54 per $1,000 of
   Policy Year for a                           rider face amount     rider face amount
   male Insured, age 53
   in the preferred
   nonsmoker risk class

--------
(1) The term rider charge varies based on individual characteristics, including the Insured's age, risk class and sex. The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the charge that would apply for a particular Insured by contacting your registered representative.

ANNUAL FUND OPERATING EXPENSES

    The next table describes the Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Funds for the fiscal year ended December 31, 2003, before and after any contractual fee waivers and expense reimbursements. Expenses of the Funds may be higher or lower in the future. More detail concerning each Fund's fees and expenses is contained in the table that follows and in the prospectus for each Fund.

                                                                                              MINIMUM MAXIMUM
                                                                                              ------- -------
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including
  management fees, distribution (12b-1) fees and other expenses).............................   .31%   1.43%
Net Total Annual Fund Operating Expenses (net of any contractual fee waivers and expense
  reimbursements)*...........................................................................   .31%   1.40%

--------
* The range of Net Total Annual Fund Operating Expenses takes into account contractual arrangements for certain Funds that require the investment adviser to reimburse or waive Fund operating expenses until April 30, 2005, as described in more detail below.

    The following table describes the annual operating expenses for each Fund for the year ended December 31, 2003, before and after any applicable contractual fee waivers and expense reimbursements:

                           ANNUAL OPERATING EXPENSES
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                           GROSS
                                                           TOTAL   FEE WAIVERS AND  NET TOTAL
                                MANAGEMENT  OTHER   12B-1  ANNUAL      EXPENSE        ANNUAL
                                   FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS  EXPENSES/(1)/
                                ---------- -------- ----- -------- --------------- ------------
AMERICAN FUNDS INSURANCE
 SERIES (CLASS 2 SHARES)
   American Funds Global
     Small Capitalization Fund.    .80%      .03%    .25%   1.08%        .00%          1.08%
   American Funds Growth
     Fund......................    .37%      .02%    .25%    .64%        .00%           .64%
   American Funds
     Growth-Income Fund........    .33%      .01%    .25%    .59%        .00%           .59%
   Fidelity(R) Variable
     Insurance Products
     (Initial Class Shares)
   VIP Equity-Income
     Portfolio.................    .48%      .09%    .00%    .57%        .00%           .57%
   VIP Growth Portfolio........    .58%      .09%    .00%    .67%        .00%           .67%
   VIP High Income
     Portfolio.................    .58%      .11%    .00%    .69%        .00%           .69%
   VIP Mid Cap Portfolio.......    .58%      .12%    .00%    .70%        .00%           .70%
   VIP Overseas Portfolio......    .73%      .17%    .00%    .90%        .00%           .90%

   J.P. MORGAN SERIES
     TRUST II
   JPMorgan Bond
     Portfolio.................    .30%      .45%    .00%    .75%        .00%           .75%
   JPMorgan Small
     Company Portfolio.........    .60%      .55%    .00%   1.15%        .00%          1.15%

MET INVESTORS SERIES
 TRUST (CLASS A SHARES)
   Harris Oakmark
     International
     Portfolio.................    .85%      .36%    .00%   1.21%        .01%          1.20%/(2)/
   Janus Aggressive
     Growth Portfolio..........    .78%      .12%    .00%    .90%        .00%           .90%/(2)/
   Lord Abbett Bond
     Debenture Portfolio.......    .60%      .10%    .00%    .70%        .00%           .70%/(3)/
   Lord Abbett Growth
     and Income Portfolio......    .56%      .06%    .00%    .62%        .00%           .62%
   Lord Abbett Mid-Cap
     Value Portfolio...........    .70%      .13%    .00%    .83%        .00%           .83%/(3)/
   Met/AIM Mid Cap Core
     Equity Portfolio..........    .75%      .21%    .00%    .96%        .01%           .95%/(2)/
   Met/AIM Small Cap
     Growth Portfolio..........    .90%      .26%    .00%   1.16%        .11%          1.05%/(2)/
   MFS Research
     International
     Portfolio.................    .80%      .31%    .00%   1.11%        .01%          1.10%/(2)/
   Neuberger Berman Real
     Estate Portfolio..........    .70%      .41%    .00%   1.11%        .21%           .90%/(2,4)/
   PIMCO PEA Innovation
     Portfolio.................    .95%      .31%    .00%   1.26%        .16%          1.10%/(2)/
   PIMCO Total Return
     Portfolio.................    .50%      .09%    .00%    .59%        .00%           .59%/(3)/
   T. Rowe Price Mid-Cap
     Growth Portfolio..........    .75%      .17%    .00%    .92%        .00%           .92%/(2)/

                                                                               GROSS
                                                                               TOTAL   FEE WAIVERS AND  NET TOTAL
                                                    MANAGEMENT  OTHER   12B-1  ANNUAL      EXPENSE        ANNUAL
                                                       FEES    EXPENSES FEES  EXPENSES REIMBURSEMENTS  EXPENSES/(1)/
                                                    ---------- -------- ----- -------- --------------- ------------

METROPOLITAN SERIES FUND, INC.
   (CLASS A SHARES)
   Davis Venture Value Portfolio...................     .74%     .05%    .00%    .79%        .00%           .79%
   FI International Stock Portfolio................     .86%     .23%    .00%   1.09%        .00%          1.09%
   FI Mid Cap Opportunities Portfolio..............     .69%     .08%    .00%    .77%        .00%           .77%
   Harris Oakmark Focused Value Portfolio..........     .75%     .05%    .00%    .80%        .00%           .80%
   Harris Oakmark Large Cap Value Portfolio........     .74%     .09%    .00%    .83%        .00%           .83%
   Lehman Brothers(R) Aggregate Bond Index
     Portfolio.....................................     .25%     .09%    .00%    .34%        .00%           .34%
   MetLife Mid Cap Stock Index Portfolio...........     .25%     .15%    .00%    .40%        .00%           .40%
   MetLife Stock Index Portfolio...................     .25%     .06%    .00%    .31%        .00%           .31%
   MFS Total Return Portfolio......................     .50%     .19%    .00%    .69%        .00%           .69%
   Morgan Stanley EAFE(R) Index Portfolio..........     .30%     .41%    .00%    .71%        .00%           .71%
   Neuberger Berman Partners Mid Cap Value
     Portfolio.....................................     .69%     .11%    .00%    .80%        .00%           .80%
   Russell 2000(R) Index Portfolio.................     .25%     .22%    .00%    .47%        .00%           .47%
   Salomon Brothers U.S. Government Portfolio......     .55%     .10%    .00%    .65%        .00%           .65%
   State Street Research Aggressive Growth
     Portfolio.....................................     .73%     .08%    .00%    .81%        .00%           .81%
   State Street Research Aurora Portfolio..........     .85%     .08%    .00%    .93%        .00%           .93%
   State Street Research Bond Income Portfolio.....     .40%     .07%    .00%    .47%        .00%           .47%
   State Street Research Diversified Portfolio.....     .44%     .07%    .00%    .51%        .00%           .51%
   State Street Research Large Cap Growth
     Portfolio.....................................     .73%     .07%    .00%    .80%        .00%           .80%
   State Street Research Large Cap Value Portfolio.     .70%     .35%    .00%   1.05%        .10%           .95%/(5)/
   State Street Research Money Market Portfolio....     .35%     .05%    .00%    .40%        .00%           .40%
   T. Rowe Price Large Cap Growth Portfolio........     .63%     .16%    .00%    .79%        .00%           .79%
   T. Rowe Price Small Cap Growth Portfolio........     .52%     .11%    .00%    .63%        .00%           .63%

VAN ECK WORLDWIDE INSURANCE
   TRUST
   (INITIAL CLASS SHARES)
   Worldwide Emerging Markets Fund.................    1.00%     .43%    .00%   1.43%        .03%          1.40%/(6)/
   Worldwide Hard Assets Fund......................    1.00%     .23%    .00%   1.23%        .00%          1.23%

--------
(1) Net Total Annual Expenses do not reflect expense reductions that certain Funds achieved as a result of directed brokerage arrangements.
(2) Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory"), and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that Net Total Annual Expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) will not exceed, at any time prior to April 30, 2005, the percentages shown in the table (.95% in the case of the T. Rowe Price Mid-Cap Growth Portfolio). Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory. Due to expense waivers in addition to those shown in the table, actual Net Total Annual Expenses for the year ended December 31, 2003, for the following Portfolios, were: 1.16% for the Harris Oakmark International Portfolio, .89% for the Janus Aggressive Growth Portfolio, .93% for the Met/AIM Mid Cap Core Equity Portfolio, 1.04% for the Met/AIM Small Cap Growth Portfolio, 1.09% for the MFS Research International Portfolio, and .91% for the T. Rowe Price Mid-Cap Growth Portfolio.
(3) Other Expenses reflect the repayment by the Portfolios of fees previously waived by Met Investors Advisory, under the terms of the Expense Limitation Agreement, in the following amounts: .03% for the Lord Abbett Bond Debenture Portfolio, .01% for the Lord Abbett Mid-Cap Value Portfolio; and .02% for the PIMCO Total Return Portfolio.
(4) Expenses for the Neuberger Berman Real Estate Portfolio are annualized estimates for the year ending December 31, 2004, based on the Portfolio's May 1, 2004 start date.
(5) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), and the Metropolitan Series Fund, Inc. (the "Met Series Fund") have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Met Series Fund, so that Net Total Annual Expenses of the State Street Research Large Cap Value Portfolio will not exceed, at any time prior to April 30, 2005, the percentage shown in the table. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and Expenses paid with respect to the State Street Large Cap Value Portfolio if, in the future, actual Expenses of this Portfolio are less than the expense limit.
(6) For the period May 1, 2004 through April 30, 2005, the Adviser to the Worldwide Emerging Markets Fund has contractually agreed to waive fees and reimburse certain operating expenses (excluding brokerage fees and expenses, transaction fees, interest, dividends paid on securities sold short, taxes and extraordinary expenses) to the extent total annual operating expenses exceed 1.40% of average daily net assets. Net Total Annual Expenses for the Fund have been restated to reflect the terms of this agreement.

    The fee and expense information regarding the Funds was provided by the Funds. The American Funds Insurance Series, Fidelity Variable Insurance Products, the J.P. Morgan Series Trust II and the Van Eck Worldwide Insurance Trust are not affiliated with General American.

    An investment adviser or sub-adviser of a Fund or its affiliates may compensate General American and/or certain affiliates for administrative or other services relating to the Funds. The amount of this compensation is based on a percentage of the assets of the Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages vary, and some advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Policies.

    For information concerning compensation paid for the sale of the Policies, see Distribution of the Policies.

                THE COMPANY, THE SEPARATE ACCOUNT AND THE FUNDS

THE COMPANY

    General American Life Insurance Company is an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), whose principal office is located at One Madison Avenue, New York, New York 10010. General American is licensed to sell life insurance in 49 states, the District of Columbia, Puerto Rico and in ten Canadian provinces. General American's Home Office is located at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. We are obligated to pay all benefits under the Policies.

    The Administrative Office for various Policy transactions is as follows:

        Premium Payments                      General American
                                              P.O. Box 14490
                                              St. Louis, MO 63178-4490

        Payment Inquiries and Correspondence  General American
                                              Remittance Processing
                                              4100 Boy Scout Blvd.
                                              Tampa, FL 33607
                                              (800) 638-9294

        Beneficiary and Ownership Changes
        Surrenders, Loans and Withdrawals
        Division Transfers Death Claims       General American
                                              P.O. Box 355
                                              Warwick, RI 02887-0355
                                              (800) 638-9294

        Cancellations (Free Look Period)      General American
                                              13045 Tesson Ferry Road
                                              St. Louis, MO 63128
                                              (800) 638-9294

        Other Inquiries                       (800) 638-9294

THE SEPARATE ACCOUNT

    General American Separate Account Eleven is the funding vehicle for the Policies and other General American variable life insurance policies. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the Cash Values of the variable life insurance policies issued by the Separate Account.

THE FUNDS

    Each Division of the Separate Account invests in a corresponding underlying Fund. Each Fund is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual funds that offer the Funds are the American Funds Insurance Series, Fidelity Variable Insurance Products, the J.P. Morgan Series Trust II, the Met Investors Series Trust, the Metropolitan Series Fund, Inc. and the Van Eck Worldwide Insurance Trust. Each of these mutual funds has an investment adviser responsible for overall management of the fund. Some investment advisers have contracted with sub-advisers to make the day-to-day investment decisions for the Funds.

    The adviser, sub-adviser and investment objective of each Fund are as follows:

AMERICAN FUNDS INSURANCE SERIES
ADVISER: CAPITAL RESEARCH AND MANAGEMENT COMPANY

              FUND                      SUB-ADVISER                           INVESTMENT OBJECTIVE
---------------------------------- ----------------------- -----------------------------------------------------------
American Funds Global Small                 N/A            Capital appreciation through stocks.
Capitalization Fund

American Funds Growth Fund                  N/A            Capital appreciation through stocks.

American Funds Growth-Income                N/A            Capital appreciation and income.
Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
ADVISER: FIDELITY MANAGEMENT & RESEARCH COMPANY

              FUND                      SUB-ADVISER                           INVESTMENT OBJECTIVE
---------------------------------- ----------------------- -----------------------------------------------------------
VIP Equity-Income Portfolio        FMR Co., Inc.           Reasonable income. The fund will also consider the
                                                           potential for capital appreciation. The fund's goal is to
                                                           achieve a yield which exceeds the composite yield of
                                                           securities comprising the Standard & Poor's 500(SM)
                                                           Index (S&P 500(R)).

VIP Growth Portfolio               FMR Co., Inc.           To achieve capital appreciation.

VIP High Income Portfolio          FMR Co., Inc.           A high level of current income, while also considering
                                                           growth of capital.

VIP Mid Cap Portfolio              FMR Co., Inc.           Long-term growth of capital.

VIP Overseas Portfolio             FMR Co., Inc.           Long-term growth of capital.

J.P. MORGAN SERIES TRUST II
ADVISER: J.P. MORGAN INVESTMENT MANAGEMENT INC.

              FUND                      SUB-ADVISER                           INVESTMENT OBJECTIVE
---------------------------------- ----------------------- -----------------------------------------------------------
JPMorgan Bond Portfolio                     N/A            To provide high total return consistent with moderate risk of capital and maintenance of liquidity.

JPMorgan Small Company Portfolio            N/A            To provide high total return from a portfolio of small
                                                           company stocks.

MET INVESTORS SERIES TRUST
ADVISER: MET INVESTORS ADVISORY LLC

              FUND                      SUB-ADVISER                           INVESTMENT OBJECTIVE
---------------------------------- ----------------------- -----------------------------------------------------------
Harris Oakmark International       Harris Associates L.P.  Long-term capital appreciation.
Portfolio

Janus Aggressive Growth Portfolio  Janus Capital           Long-term growth of capital.
                                   Management LLC

Lord Abbett Bond Debenture         Lord, Abbett & Co.      High current income and the opportunity for capital
Portfolio                          LLC                     appreciation to produce a high total return.

                FUND                                SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------------------------------- -------------------------------------  -------------------------------------

Lord Abbett Growth and Income          Lord, Abbett & Co. LLC                 Long-term growth of capital and
Portfolio                                                                     income without excessive fluctuation
                                                                              in market value.

Lord Abbett Mid-Cap Value Portfolio    Lord, Abbett & Co. LLC                 Capital appreciation through
                                                                              investments, primarily in equity
                                                                              securities, which are believed to be
                                                                              undervalued in the marketplace.

Met/AIM Mid Cap Core Equity Portfolio  AIM Capital Management, Inc.           Long-term growth of capital.

Met/AIM Small Cap Growth Portfolio     AIM Capital Management, Inc.           Long-term growth of capital.

MFS Research International Portfolio   Massachusetts Financial Services       Capital appreciation.
                                       Company

Neuberger Berman Real Estate Portfolio Neuberger Berman Management Inc.       Total return through investment in
                                                                              real estate securities, emphasizing
                                                                              both capital appreciation and current
                                                                              income.

PIMCO PEA Innovation Portfolio         PEA Capital LLC (formerly, PIMCO       Capital appreciation; no
(formerly, PIMCO Innovation Portfolio) Equity Advisors LLC)                   consideration is given to income.

PIMCO Total Return Portfolio           Pacific Investment Management Company  Maximum total return, consistent with
                                       LLC                                    the preservation of capital and
                                                                              prudent investment management.

T. Rowe Price Mid-Cap Growth Portfolio T. Rowe Price Associates, Inc.         Long-term growth of capital.

METROPOLITAN SERIES FUND, INC.
ADVISER: METLIFE ADVISERS, LLC/(1)/

                FUND                                SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------------------------------- -------------------------------------  -------------------------------------

Davis Venture Value Portfolio          Davis Selected Advisers, L.P./(2)/     Growth of capital.

FI International Stock Portfolio       Fidelity Management & Research         Long-term growth of capital.
(formerly, Putnam International Stock  Company/(3)/
Portfolio)

FI Mid Cap Opportunities Portfolio     Fidelity Management & Research         Long-term growth of capital.
(formerly, Janus Mid Cap Portfolio)    Company/(4)/

Harris Oakmark Focused Value Portfolio Harris Associates L.P.                 Long-term capital appreciation.

Harris Oakmark Large Cap Value         Harris Associates L.P.                 Long-term capital appreciation.
Portfolio

Lehman Brothers Aggregate Bond Index   Metropolitan Life Insurance Company    To equal the performance of the
Portfolio                                                                     Lehman Brothers Aggregate Bond Index.

MetLife Mid Cap Stock Index Portfolio  Metropolitan Life Insurance Company    To equal the performance of the
                                                                              Standard & Poor's Mid Cap 400
                                                                              Composite Stock Price Index.

                FUND                                SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------------------------------- -------------------------------------- --------------------------------------

MetLife Stock Index Portfolio          Metropolitan Life Insurance Company    To equal the performance of the
                                                                              Standard & Poor's 500 Composite Stock
                                                                              Price Index.

MFS Total Return Portfolio             Massachusetts Financial Services       Favorable total return through
                                       Company                                investment in a diversified portfolio.

Morgan Stanley EAFE Index Portfolio    Metropolitan Life Insurance Company    To equal the performance of the MSCI
                                                                              EAFE Index.

Neuberger Berman Partners Mid Cap      Neuberger Berman Management Inc.       Capital growth.
Value Portfolio

Russell 2000 Index Portfolio           Metropolitan Life Insurance Company    To equal the return of the Russell
                                                                              2000 Index.

Salomon Brothers U.S. Government       Salomon Brothers Asset Management Inc. To maximize total return consistent
Portfolio                                                                     with preservation of capital and
                                                                              maintenance of liquidity.

State Street Research Aggressive       State Street Research & Management     Maximum capital appreciation.
Growth Portfolio                       Company

State Street Research Aurora Portfolio State Street Research & Management     High total return, consisting
                                       Company                                principally of capital appreciation.

State Street Research Bond Income      State Street Research & Management     A competitive total return primarily
Portfolio                              Company                                from investing in fixed-income
                                                                              securities.

State Street Research Diversified      State Street Research & Management     High total return while attempting to
Portfolio                              Company                                limit investment risk and preserve
                                                                              capital.

State Street Research Large Cap        State Street Research & Management     Long-term growth of capital.
Growth Portfolio (formerly, Alger      Company/(5)/
Equity Growth Portfolio)

State Street Research Large Cap Value  State Street Research & Management     Long-term growth of capital.
Portfolio                              Company

State Street Research Money Market     State Street Research & Management     A high level of current income
Portfolio/(6)/                         Company                                consistent with preservation of
                                                                              capital.

T. Rowe Price Large Cap Growth         T. Rowe Price Associates, Inc.         Long-term growth of capital, and
Portfolio                                                                     secondarily, dividend income.

T. Rowe Price Small Cap Growth         T. Rowe Price Associates, Inc.         Long-term capital growth.
Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
ADVISER: VAN ECK ASSOCIATES CORPORATION

                FUND                                SUB-ADVISER                       INVESTMENT OBJECTIVE
-------------------------------------  -------------------------------------  -------------------------------------
Worldwide Emerging Markets Fund        N/A                                    Long-term capital appreciation by
                                                                              investing primarily in equity
                                                                              securities in emerging markets around
                                                                              the world.

           FUND                  SUB-ADVISER           INVESTMENT OBJECTIVE
 ------------------------  ------------------------  ------------------------
 Worldwide Hard Assets     N/A                       Long-term capital
   Fund                                              appreciation by
                                                     investing primarily in
                                                     "hard asset securities."
                                                     Hard asset securities
                                                     are the stocks and bonds
                                                     and other securities of
                                                     companies that derive at
                                                     least 50% of gross
                                                     revenue or profit from
                                                     the exploration,
                                                     development, production
                                                     or distribution of
                                                     precious metals, natural
                                                     resources, real estate
                                                     and commodities. Income
                                                     is a secondary
                                                     consideration.

--------
(1) Prior to May 1, 2001, Metropolitan Life Insurance Company was the adviser to the Metropolitan Series Fund, Inc.
(2) Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.
(3) Prior to December 16, 2003, Putnam Investment Management, LLC was the sub-adviser to this Portfolio.
(4) Prior to May 1, 2004, Janus Capital Management LLC was the sub-adviser to this Portfolio.
(5) Prior to May 1, 2004, Fred Alger Management, Inc. was the sub-adviser to this Portfolio.
(6) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

    FOR MORE INFORMATION REGARDING THE FUNDS AND THEIR INVESTMENT ADVISERS AND SUB-ADVISERS, SEE THE FUND PROSPECTUSES ATTACHED AT THE END OF THIS PROSPECTUS AND THEIR STATEMENTS OF ADDITIONAL INFORMATION.

    The Funds' investment objectives may not be met. The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Funds may be higher or lower than the results of these other funds. There is no assurance, and no representation is made, that the investment results of any Fund will be comparable to the investment results of any other fund.

SHARE CLASSES OF THE FUNDS

    The Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Funds may provide information for share classes that are not available through the Policy. When you consult the attached prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For American Funds Insurance Series, we offer Class 2 shares; for Fidelity Variable Insurance Products and the Van Eck Worldwide Insurance Trust, we offer Initial Class shares; for the Met Investors Series Trust and the Metropolitan Series Fund, Inc., we offer Class A shares.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another registered open-end investment company if the shares of a Fund are no longer available for investment, if in its judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account or for any other reason in our sole discretion. A substituted Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. The Company will not substitute any shares attributable to an Owner's interest in a Division of the Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 (the "1940 Act") or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

    The Company also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a Fund with a specified investment objective. New Divisions may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Division will be made available to existing Owners on a basis to be determined by the Company in our sole discretion. Furthermore, we may make available or close Divisions of the Separate Account to allocation of premiums or Cash Value, or both, for some or all classes of Policies, at any time in our sole discretion. To the extent approved by the SEC, the Company may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

    In the event of a substitution or change, the Company may, if it considers it necessary, make such changes in the Policy by appropriate endorsement and offer conversion options required by law, if any. The Company will notify all Owners of any such changes. If automatic allocations (such as dollar cost averaging, portfolio rebalancing or premium payments made through our pre-authorized checking arrangement) are being made to a Division that is closed, and if you do not give us other instructions, then any amounts that would have gone into the closed Division will be allocated to the State Street Research Money Market Division.

    If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management investment company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

VOTING RIGHTS

    Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

    The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone.

    Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible to vote. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

    The Company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

    Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

    DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next semi-annual report to Owners.

                                POLICY BENEFITS

    This Prospectus provides a general description of the Policy. Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus. Your actual Policy and any endorsements are the controlling documents. You should read the Policy carefully for any variations in your state. If you would like to review a copy of the Policy and endorsements, contact our Home Office.

    We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Division performance and Cash Values. The Policies are also available with a term rider that provides death benefit coverage in addition to the coverage provided under the base Policy. To obtain more information about these other policies and the term rider, contact our Home Office or your registered representative.

REPLACING EXISTING INSURANCE

    It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance. If you exchange an existing policy for the Policy, you should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

DEATH BENEFIT

    As long as the Policy remains in force (See Payment and Allocation of Premiums--Premium Default and Reinstatement), the Company will, upon receipt of proof of the Insured's death at its Administrative Office, pay the Policy proceeds in a lump sum. (See The Company, the Separate Account and the Funds--The Company.) The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The Policy proceeds will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

    AMOUNT OF DEATH BENEFIT. On the Issue Date, the death benefit is the initial death benefit as shown in the Policy. After the Issue Date and prior to the Insured reaching Attained Age 100, the death benefit is equal to the Cash Value on the date of death, plus the cost of insurance charges deducted for the period beyond the date of death, multiplied by the applicable Attained Age factor shown in the Policy. The factors in the Policy are exact for Policy Anniversaries. For any other date, we calculate the factor by straight line interpolation, or by assuming that the difference between Policy Anniversary values occurs in equal increments each month. The resulting value is the death benefit. A list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below. In no event will the death benefit be less than the amount necessary to enable the Policy to meet the definition of a life insurance contract under the Internal Revenue Code of 1986.

    Unlike most other life insurance policies, which are underwritten for a specific face amount, the Policy is underwritten for the premium schedule requested. Consequently, face amount increases and face amount decreases, which are typically available under other life insurance policies, are not available under the Policy.

    If the Insured is rated in either a standard or preferred risk class, and if you have some or all of your Cash Value in the General Account, then we will further guarantee your death benefit. (See The General Account.) The portion of the death benefit associated with the Cash Value in the General Account can only decrease from one Policy Anniversary to the next as a result of:

    .    charges for benefits provided by any riders;

    .    transfers from the General Account to the Separate Account;

    .    Pro-Rata Surrenders; or

    .    Policy Loans.

    At Attained Age 100 and above, the death benefit is 101% of the Cash Value (100% if required by state law).

    Your Policy's total Cash Value will vary to reflect the investment performance of the Divisions of the Separate Account (including underlying Fund expenses) to which you have chosen to allocate amounts and the interest we credit on amounts held in the General Account, and will also vary to reflect any outstanding Indebtedness and charges for the monthly deductions, and, where appropriate, any charges for transfers. Because it depends on Cash Value, your death benefit will also vary based on those factors listed above. If investment performance is particularly adverse, your Cash Value and therefore your corresponding death benefit, could be less than the premiums you paid.

                                 DEATH BENEFIT
                       SAMPLE ATTAINED AGE FACTOR TABLE
                               NON-SMOKER RATES

   INSURED ATTAINED AGE       MALE LIVES FACTOR        FEMALE LIVES FACTOR
 ------------------------  ------------------------  ------------------------
 35                                 4.3267                    4.8520
 40                                 3.6574                    4.1052
 45                                 3.1018                    3.4898

  INSURED ATTAINED AGE         MALE LIVES FACTOR         FEMALE LIVES FACTOR
-------------------------  -------------------------  -------------------------
50                                  2.6430                     2.9790
55                                  2.2664                     2.5552
60                                  1.9629                     2.2033
65                                  1.7206                     1.9091
70                                  1.5315                     1.6724
75                                  1.3865                     1.4809
80                                  1.2805                     1.3373
85                                  1.2015                     1.2310
90                                  1.1454                     1.1563
95                                  1.0892                     1.0906

    PAYMENT OF THE POLICY PROCEEDS. The Policy proceeds will ordinarily be paid in a lump sum within seven days after the Administrative Office receives satisfactory proof of the death of the Insured (and any other information we need to pay the death proceeds). (See The Company, the Separate Account and the Funds--The Company.) Payment may, however, be postponed in certain circumstances. (See General Matters--Postponement of Payments from the Separate Account.) The Policy proceeds will equal the death benefit, calculated as described in Amount of Death Benefit to reflect the cost of insurance charges deducted for the period beyond the date of death, reduced by any outstanding Indebtedness. (See General Matters--Additional Insurance Benefits, and Charges and Deductions.) The Company will pay interest on the death benefit from the date of the Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 4%. Provisions for settlement of proceeds other than a lump sum payment may only be made upon written agreement with the Company.

CASH VALUE

    The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the General Account, and the Loan Account (securing Policy Loans). The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, loans and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. After the first Policy Year, the Owner may make a Pro-Rata Surrender of the Policy and receive a portion of the Policy's Cash Value. (See Policy Rights--Surrender and Pro-Rata Surrender.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Values in each Division. There is no guaranteed minimum Cash Value in the Separate Account.

    DETERMINATION OF CASH VALUE. For each Division of the Separate Account, the Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of the initial Net Premium allocated to the Division, reduced by the portion of the monthly deduction(s) due from the Issue Date through the Investment Start Date charged to the Division. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

    (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined below) for the current Valuation Period; plus

    (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Division; plus

    (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

    (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

    (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

    (6) Any amounts transferred from the Division to the General Account, Loan Account, or to another Division during the current Valuation Period (including any transfer charges); minus

    (7) Any withdrawal due to a Pro-Rata Surrender from the Division during the current Valuation Period; minus

    (8) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Division during the current Valuation Period (See Charges and Deductions.).

    The Policy's total Cash Value in the Separate Account equals the number of accumulation units credited in each Division multiplied by that Division's accumulation unit value. We convert any premium, interest earned on loan Cash Value, or Cash Value allocated to a Division into accumulation units of the Division. Surrenders, Pro-Rata Surrenders, Policy Loans, transfers and charges deducted from the Cash Value reduce the number of accumulation units credited in a Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the Investment Start Date).

    The accumulation unit value of a Division depends on the net investment experience of its corresponding Fund and reflects fees and expenses of the Fund. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the Net Investment Factor for that day. The Net Investment Factor for each Division for a Valuation period is calculated as follows:

    (1) The value of the assets at the end of the preceding Valuation Period;
plus

    (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

    (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

    (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; divided by

    (5) The value of the assets at the end of the preceding Valuation Period.

    For a description of the Cash Value in the General Account, see The General Account. For a description of the Cash Value in the Loan Account, see Policy Rights--Loans.

                                 POLICY RIGHTS

LOANS

   LOAN PRIVILEGES. The Owner may, by written request to General American, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

   POLICY LOANS. You may borrow from the Cash Value of your Policy. The Loan Value is the maximum amount that you may borrow. The Loan Value is:

   .   the Cash Value on the date we receive the loan request;

   . plus interest on the amount of the Cash Value to the next Policy Anniversary, calculated at the guaranteed General Account interest rate;

   .   minus interest on the Loan Value to the next Policy Anniversary;

   .   minus any loans and interest already outstanding;

   .   minus monthly deductions to the next Policy Anniversary.

   The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after General American receives the loan request at its Administrative Office, although payments may be postponed under certain circumstances. (See The Company, the Separate Account and the Funds--The Company and General Matters--Postponement of Payments from the Separate Account.)

   When a Policy Loan is made, Cash Value equal to the amount of the loan plus interest due will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. This will reduce the Policy's Cash Value in the General Account and Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions or to or from the General Account.

   The Cash Value in the Loan Account on the Investment Start Date is zero. On any other Valuation Date, the Cash Value in the Loan Account is:

   . the Cash Value in the Loan Account on the preceding Valuation Date, with interest; plus

   . any amount transferred to the Loan Account from the General Account or from the Divisions of the Separate Account on that day; minus

   .   any loan repayments on that day; plus

   . if that day is a Policy Anniversary, an amount due to cover any unpaid loan interest due.

    Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). Cash Value in the Loan Account will accrue interest daily at an annual earnings rate of 4%.

    Interest credited on the Cash Value held in the Loan Account will be allocated to the General Account and the Divisions of the Separate Account at least annually, in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account.

    INTEREST CHARGED. The borrowing rate we charge for Policy Loan interest will be based on the following schedule:

         FOR LOANS OUTSTANDING DURING       ANNUAL INTEREST RATE
         -----------------------------  -----------------------------
         Policy Years 1-10............. 4.50%
         Policy Years 11+.............. 4.25%

    General American will inform the Owner of the current borrowing rate when a Policy Loan is requested.

    Policy Loan interest is due and payable annually on the earliest of:

    .    the next Policy Anniversary;

    .    the date of termination of the Policy;

    .    the date the loan is repaid in full; or

    .    the date the loan plus loan interest accrued exceeds the Cash Value.

    If the Owner does not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) Cash Value in the amount of the unpaid Policy Loan interest will be transferred to the Loan Account. The Cash Value transferred will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy minus the Cash Value in the Loan Account.

    EFFECT OF POLICY LOANS. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value and the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the investment performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value and the death benefit will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value and death benefit may be higher.

    In addition, if the Indebtedness exceeds the Cash Surrender Value on any Monthly Anniversary, the Policy will lapse (terminate without value) and provide no benefits. A lapsed Policy, however, may later be reinstated subject to certain limitations. (See Payment and Allocation of Premiums--Premium Default and Reinstatement.) A loan from a Policy that is a modified endowment contract will be treated as a distribution and taxed as ordinary income to the extent of any earnings in the Policy. The taxable amount may also be subject to a 10% Federal penalty tax if the loan is taken before the Owner attains age 59 1/2. (See Federal Tax Matters.)

    Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Insured or the surrender of the Policy. Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. Since amounts borrowed and withdrawn from the Policy reduce the Policy's Cash Value, any Cash Value remaining on surrender or lapse may be insufficient to pay the income tax due. (See Federal Tax Matters.)

    We believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. However, the tax consequences associated with loans that are outstanding after the tenth Policy Year are less clear, and you should consult a tax adviser about such loans. (See Federal Tax Matters.)

    REPAYMENT OF INDEBTEDNESS. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account.

    Loan repayments are credited as of the day we receive them at our Administrative Office if they are received before 4:00 p.m. (Eastern Standard
Time) on a Valuation Date. (See The Company, the Separate Account and the Funds--The Company.) Loan repayments received after 4:00 p.m. on a Valuation Date or on a day other than a Valuation Date will be credited on the next succeeding Valuation Date. Repaying a loan (including any unpaid interest that was added to the outstanding Indebtedness) will cause the Policy's Cash Value and death benefit to increase by the amount of the repayment. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

    If you fail to make repayments when the total loan and loan interest due would exceed the Cash Value, your Policy will terminate. We will allow you a grace period for such payment of loans and loan interest due. If the loan and loan interest due at the end of the grace period still exceed the Cash Value, the Policy will lapse at the end of the grace period and provide no benefits. We will mail a notice to your last known address, and that of any assignee of record. This grace period will expire 62 days from the Monthly Anniversary immediately before the date the total loan and loan interest exceeds the Cash Value less any surrender charges, or 31 days after such notice has been mailed, if later.

SURRENDER AND PRO-RATA SURRENDER

    At any time during the lifetime of the Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Administrative Office. (See The Company, the Separate Account and the Funds--The Company.) Amounts payable from the Separate Account upon surrender or Pro-Rata Surrender will ordinarily be paid within seven days of receipt of the written request. (See General Matters--Postponement of Payments from the Separate Account.)

    SURRENDERS. To effect a surrender, either the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, plus cost of insurance charges deducted for the period beyond the date of surrender, less any Indebtedness. The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Administrative Office. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

    PRO-RATA SURRENDER. After the first Policy Year, an Owner can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the death benefit and the Cash Value by a percentage chosen by the Owner. This percentage may be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. (See Federal Tax Matters.) The percentage will be applied to the death benefit and the Cash Value effective on the date we receive the request.

    The Owner may allocate the amount of decrease in Cash Value among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the decrease in Cash Value will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

    A Pro-Rata Surrender will not be processed for less than $500 or if it will reduce the Cash Value below $10,000. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

TRANSFERS

    Under General American's current practices, a Policy's Cash Value, except amounts held in the Loan Account, may be transferred among the Divisions of the Separate Account and between the General Account and the Separate Account.

    Transfers to and from the General Account are subject to restrictions (See The General Account). Requests for transfers from or among Divisions of the Separate Account may be made in writing, by telephone or, for Policies that are not business-owned, over the Internet. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

    Transfers from or among the Divisions of the Separate Account must be in amounts of at least $500 or, if smaller, the Policy's Cash Value in a Division. The first twelve requested transfers in a Policy Year will be allowed free of charge. Thereafter, the Company may impose a charge of $25 for each requested transfer. Currently, the Company does not impose a transfer charge. General American ordinarily will make transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received at our Administrative Office. (See The Company, the Separate Account and the Funds--The Company.) Requests that are not received by 4:00 p.m. Eastern Time on a Valuation Date will not be effective until the next succeeding Valuation Date, regardless of the reason we did not receive your request by that time--even if due to our delay (such as a delay in answering your telephone call).

    Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

    All requests received on the same Valuation Date will be considered a single transfer request. Each transfer must meet the minimum requirement of $500 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, General American will make those transfers that do meet the requirements. Transfers resulting from Policy Loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in a Policy Year.

    We have policies and procedures that attempt to detect transfer activity that may adversely affect other Policy Owners or Fund shareholders in situations where there is potential for pricing inefficiencies or that involve relatively large single or grouped transactions by one or more Policy Owners (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of "round trip" transfers into and out of particular Divisions made by Policy Owners within given periods of time and/or investigating transfer activity identified by us or the Funds on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

    The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Policy. We apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable policies and Divisions and may be more restrictive with regard to certain policies or Divisions than others. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners or Fund shareholders. In addition, we cannot guarantee that the Funds will not be harmed by transfer activity related to other insurance companies and/or retirement plans that may invest in the Funds.

    Our policies and procedures may result in restrictions being applied to Policy Owners. These restrictions may include:

   . requiring you to send us by U.S. mail a signed, written request to make transfers;

   . establishing an earlier submission time for telephone, facsimile, and Internet requests than for written requests, or suspending the right to make such requests altogether;

   .    limiting the number of transfers you may make each Policy Year;

   .    charging a transfer fee or collecting a fund redemption fee;

   . denying a transfer request from an authorized third party acting on behalf of multiple Policy Owners; and

   . imposing other limitations and modifications where we determine that exercise of the transfer privilege may create a disadvantage to other Policy Owners.

    If restrictions are imposed on a Policy Owner, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions.

    Although General American currently intends to continue to permit transfers for the foreseeable future, the Policy provides that General American may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum General Account allocation percentage, and the frequency of such transfers.

    We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities. You should read the Fund prospectuses for more details.

PORTFOLIO REBALANCING/DOLLAR COST AVERAGING

    The Policy offers two automated transfer privileges: portfolio rebalancing and dollar cost averaging. With portfolio rebalancing, your Cash Value will be automatically reallocated among the Divisions and the General Account periodically to return the allocation to the percentages you specify. With dollar cost averaging, your Cash Value will be transferred periodically from the State Street Research Money Market Division to one or more other Divisions that you select. These transfer privileges allow you to take advantage of investment fluctuations, but neither assures a profit nor protects against a loss in declining markets. Dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities. You should consider your financial ability to continue purchases through periods of fluctuating price levels. You may not participate in both portfolio rebalancing and dollar cost averaging at the same time. If, in the future, we exercise our right to impose a charge for transfers in excess of 12 per Policy Year, transfers under these programs will not count against the total number of transfers allowed before a charge is applied. For more information about these features, please contact your registered representative or see the Statement of Additional Information.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

    Individuals wishing to purchase a Policy must complete an application and submit it to an authorized registered agent of General American or to General American's Administrative Office. A Policy will generally be issued to Insureds of Issue Ages 30 through 80 for all risk classes, and to Insureds of Issue Ages 81 through 90 for non-smokers in the standard risk class. General American may, in its sole discretion, issue Policies to individuals falling outside of those Issue Ages. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

    The Issue Date is determined by General American in accordance with its standard underwriting procedures for variable life insurance policies. The Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverage under a Policy will not take effect until the Policy has been delivered and the initial premium has been paid prior to the Insured's death and prior to any change in health as shown in the application.

PREMIUMS

    When applying for the Policy, you determine the amount of the premium for the first Policy Year and succeeding Policy Years. The premium amount for the first Policy year must meet the minimum requirements described below. In succeeding years, although you may pay less than the scheduled premium payment due in a Policy year, failure to satisfy the 80% premium payment requirement described below will cause future premium payments to be restricted. The Policy does not have a "no-lapse premium" provision or Policy rider that will prevent lapse if a certain amount of premiums is paid. The amount of the premiums is shown in the Policy.

    The initial premium is due on the Issue Date, and may be paid to an authorized registered agent of General American or to General American at its Administrative Office. (See The Company, the Separate

Account and the Funds--The Company.) Your initial premium is credited with investment performance as of the Investment Start Date. The Investment Start Date will generally be the date on which your initial premium is received at our Administrative Office.

    Premiums are payable in the amount shown in the Policy for each Policy Year. You may make each year's scheduled premium payment in a lump sum or in installments at any time during the Policy Year. You may also choose to have us withdraw your premiums from your bank checking account under our pre-authorized checking arrangement. Premium payments will be credited to your Policy's Cash Value in the manner described in Allocation of Net Premiums and Cash Value.

    If a Policy is in the intended Owner's possession but the initial premium has not been paid, the Policy is not in force. The intended Owner is deemed to have the Policy for inspection only.

    PREMIUM LIMITATIONS. When you apply for the Policy, you determine the amount of the premium that you plan to pay each year. Each Policy is issued as part of a case consisting of one or more Policies. The minimum scheduled premium in the first Policy year is $50,000 per case. For cases involving more than one Policy, each Policy in the case must have a minimum scheduled premium in the first year of $20,000. The scheduled premium for future years does not have to be level - it may be different from year to year to meet your anticipated needs, and it may be higher or lower than your initial premium.

    After you pay the initial premium, you make future premium payments according to the schedule that you established, which may be for the life of the Policy or for a period of years. The scheduled premiums are shown on the Policy specifications page. We will send you a bill based on your schedule. You may make each year's scheduled premium payment in a lump sum or in installments at any time during the Policy Year. You may not change your premium schedule.

    You may not pay more premiums than the amount billed. You may pay less than the scheduled premium, but there are some important restrictions as described below.

    On each Policy Anniversary we will review the premiums paid into the Policy. If the total amount of premiums paid since the Policy's Issue Date has always been at least 80% of the total scheduled premiums since the Policy's Issue Date, then you may pay any amount of premium up to the current scheduled amount for that Policy Year. If the total amount of the premiums paid is less than 80% of the total scheduled premium, we will notify you of the amount of the shortfall and the consequences of failing to pay at least 80% of the scheduled premium.

    There is a period of 62 days from the end of the Policy Year, called the "grace period." If you pay a premium during the grace period, and if you have paid less than the scheduled premium (or less than the restricted premium, described below, if applicable) for the Policy Year that just ended, then we will treat the premium payment as having been made in the prior Policy Year. By doing this, we allow you greater flexibility in deciding how much premium you want to pay in the current Policy Year. If the sum of the premium paid during the grace period and the premium already applied to the prior Policy Year exceed the amount allowed for the prior Policy Year, then we will treat any excess as a premium payment for the current Policy Year.

    If, on the other hand, a premium remains unpaid after the grace period, and if the total premium you have paid since the Policy's Issue Date is less than 80% of the cumulative scheduled premium, then future annual premiums payable are limited to the lesser of:

    1. the scheduled annual premium, or

    2. the annual premium paid in the year in which the cumulative premiums paid fell below 80% of the cumulative scheduled premium.

    If you do not pay the lesser of these two amounts, no further premiums are payable. We will not accept any more premiums unless they are necessary to pay the charges under your Policy.

    This limit will remain in force for all future years unless you reinstate the premium schedule as described under Premium Default and Reinstatement.

    The following table shows one example of how a premium schedule could become restricted:

EXAMPLE: SCHEDULED PREMIUM IS $50,000 IN EACH OF THE FIRST 6 YEARS.

              PREMIUM       CUMULATIVE                  CUMULATIVE    CUMULATIVE
POLICY YEAR   SCHEDULED     SCHEDULED     PREMIUM PAID  PAID          PERCENTAGE
------------  ------------  ------------  ------------  ------------  ------------
1............ $50,000       $50,000       $50,000       $50,000            100.00%
2............ $50,000       $100,000      $50,000       $100,000           100.00%
3............ $50,000       $150,000      $30,000       $130,000            86.67%
4............ $50,000       $200,000      $30,000       $160,000            80.00%
5............ $50,000       $250,000      $30,000       $190,000            76.00%
6............ $50,000

    In this example, the premium paid in each of the Policy Years 3-5 is $30,000. This amount causes the cumulative percentage to fall below 80% following Policy Year 5. As a result, the premium in future years is limited to the lesser of $30,000 (the premium paid in the year in which the cumulate percentage fell below 80%) or the scheduled premium for the year.

RIGHT TO EXAMINE POLICY

    You may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older) or within 45 days after the application was signed, whichever is later. If a Policy is canceled within this time period, it will be void from the beginning. Where permitted, General American will refund the sum of:

    1. the difference between the premiums paid and the Net Premiums allocated to the Separate Account;

    2. the Cash Values of the Divisions of the Separate Account; and

    3. any charges deducted from the Cash Value of the Separate Account.

    In such cases, during the Right to Examine period we will invest your Net Premiums in the Divisions of the Separate Account that you selected.

    In any jurisdiction in which we are required to refund the total premiums paid, we will hold the Net Premium in the State Street Research Money Market Division until the end of the Right to Examine period. At the end of the Right to Examine period, we will transfer the Cash Value to the General Account and/or the Divisions of the Separate Account that you selected.

    To cancel the Policy, you should mail or deliver the Policy to either General American's Administrative Office or the agent who sold it. (See The Company, the Separate Account and the Funds--The Company.) A refund of premiums paid by check may be delayed until your check has cleared the bank upon which it was drawn. (See General Matters--Postponement of Payments from the Separate Account.)

ALLOCATION OF NET PREMIUMS AND CASH VALUE

    ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, you must allocate a whole percentage of the Net Premium; fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (see General Account). For Policies issued with an allowable percentage to the General Account of more than 1%, the minimum percentage is 1%, and fractional percentages may not be used.

    You can allocate to a cumulative maximum of 49 accounts (i.e., Divisions of the Separate Account and the General Account) over the life of the Policy. We will maintain an ongoing record of the accounts to which you allocate premiums and Cash Values. Each time you make an allocation to an account that has not previously received an allocation, the account will be added to your cumulative lifetime total. An account will not be counted more than once. You may therefore transfer all Cash Value out of an account and later reallocate Cash Value or premiums to that same account without increasing the number of accounts utilized. Allocating premiums and Cash Value among a large number of accounts in early Policy Years may limit your ability to take advantage of new Funds that may be added in later years.

    The allocation for future Net Premiums may be changed at any time by providing notice to the Company at its Administrative Office. (See The Company, the Separate Account and the Funds--The Company.) Any change in allocation will take effect immediately upon receipt by the Company of written notice. No charge is imposed for changing the allocations of future premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

    Net Premiums will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt. We allocate Net Premiums to your Policy's Divisions on the day the payments are received at our Administrative Office if they are received before 4:00 p.m. (Eastern Time) on a Valuation Date. (See The Company, the Separate Account and the Funds--The Company.) Payments received after 4:00 p.m. on a Valuation Date or on a day other than a Valuation Date will be credited on the next succeeding Valuation Date.

    When we allocate Net Premiums to your Policy's Divisions, we convert them into accumulation units of the Divisions. We determine the number of accumulation units by dividing the dollar amount of the Net Premium by the accumulation unit value. For your initial premium we use the accumulation unit value on the Investment Start Date. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See Cash Value.)

    The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights--Transfers.)

    The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions and the Owner bears the entire investment risk. This will affect both the Policy's Cash Value and the death benefit. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial requirements.

PREMIUM DEFAULT AND REINSTATEMENT

    PREMIUM DEFAULT. Your premium is in default if you do not pay it on or before the last day of the Policy Year. We will allow a grace period of 62 days for payment of each premium except the first. The grace period begins on the last day of the Policy Year for which the premium payment was due. If you pay a premium during the grace period, and if you have paid less than the scheduled premium (or less than the restricted premium, if applicable), we will treat the premium payment as having been made in the prior Policy Year. If the sum of the premium paid during the grace period and the premium already applied to the prior Policy Year exceed the amount allowed for the prior Policy Year, then we will treat any excess as a premium payment for the current Policy Year.

    If your premium payments have been restricted because you have not paid at least 80% of the scheduled premiums on a cumulative basis as described under Premiums, you may apply to reinstate the premium payment schedule as described below.

    If the Insured dies during the grace period, we will pay the death benefit to the beneficiary. However, if your Policy entered the grace period because your Cash Surrender Value was insufficient to cover your monthly deduction on the Monthly Anniversary, we will deduct from the proceeds an amount equal to the monthly deductions due for the period before the date of death. With this exception, the Cash Value, Cash Surrender Value and death benefit of the Policy are determined in the same manner both before and after the Policy has entered the grace period.

    You may reinstate your premium payments within three years after the date of default of a premium payment, provided that you have not surrendered the Policy and that:

    1. you submit a written request for reinstatement;

    2. you submit proof satisfactory to us that the Insured is insurable by our standards;

    3. you pay all overdue premiums;

    4. the Insured is alive on the date we approve the request for reinstatement. If the Insured is not alive, the approval is void with no effect.

    For purposes of reinstatement, the term "all overdue premiums" shown in item 3 above means the greater of (a) the amount of the originally scheduled premium for the current Policy Year, or (b) the amount of premium required so that the total premiums paid since the Issue Date (without interest) is equal to 80% of the cumulative scheduled premium.

    After deducting any applicable Federal Tax Charge and State Tax Charge, we will allocate the Net Premiums paid under item 3 above into the General Account or the Divisions of the Separate Account according to your current allocation instructions.

    The Policy with its reinstated premium schedule will be in force from the date we approve the reinstatement application. There will be a full monthly deduction for the Policy Month which includes this date. (See Charges and Deductions--Monthly Deduction.) Any application for reinstatement becomes part of the contract of reinstatement and of the Policy.

                            CHARGES AND DEDUCTIONS

    We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

    Services and benefits we provide:

    .    the death benefit, cash, and loan benefits under the Policy

    .    investment options, including premium allocations

    .    administration of elective options

    . the distribution of reports to Policy Owners. Costs and expenses we incur:

    . costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

    .    overhead and other expenses for providing services and benefits

    .    sales and marketing expenses

    . other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state, and local premium and other taxes and fees.

    Risks we assume:

    . that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the Insureds die sooner that we estimate

    . that the cost of providing the services and benefits under the Policies exceed the charges we deduct.

    The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the distribution charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We may profit from certain Policy charges.

PREMIUM EXPENSE CHARGES

    Prior to allocation of Net Premiums, premium payments will be reduced by premium expense charges consisting of a charge for state taxes and a charge for Federal taxes. The premium payment less the premium expense charge equals the Net Premium.

    STATE TAX CHARGE. Various states or other governing jurisdictions and their subdivisions impose a tax on premiums received by insurance companies. We currently deduct 2.25% of each premium paid to cover the cost of these taxes and administrative expenses. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

    FEDERAL TAX CHARGE. This charge is designed to pass through the equivalent of the Federal tax consequences applicable to the Policy. The charge is currently 1.3% of premium paid, and is guaranteed not to increase except to the extent of any increases in the Federal tax.

    If the tax rates change, we may change the amount of the deduction to cover the new taxes. However, the deduction will never exceed the amount shown on the specifications page of your Policy.

INITIAL POLICY CHARGE

    INITIAL POLICY CHARGE. To cover the costs associated with underwriting and issuing the Policies and the administrative expenses related to the maintenance of each Policy and the Separate Account, we assess an initial Policy charge of $800. We deduct this amount from the Policy's Cash Value as soon as we have issued the Policy and you have made the initial premium payment.

MONTHLY DEDUCTION

    Charges will be deducted on each Monthly Anniversary from the Cash Value of each Policy (the "monthly deduction") to compensate the Company for the cost of insurance, the cost of optional benefits added by rider, and the mortality and expense risk and distribution expense assumed by the Company. The monthly deduction will begin as of the Issue Date. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that a Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

    COST OF INSURANCE. Because this is a life insurance policy, it has a death benefit. We impose a cost of insurance charge each month to cover the risk that the Insured will die and we will have to pay the death benefit. The cost of insurance is deducted on each Monthly Anniversary for the upcoming Policy Month. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The Company will determine the cost of insurance charge by multiplying the applicable monthly cost of insurance rate or rates by the net amount at risk (defined below) for the first day of the Policy Month.

    The cost of insurance rates are determined at the beginning of each Policy Year. The rates will be based on the Attained Age, risk class, and sex of the Insured at issue and on the number of completed Policy Years since the Issue Date. The cost of insurance rates generally increase as the Insured's Attained Age increases. The monthly cost of insurance rate is equal to the annual cost of insurance rate divided by 12.

    The risk class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a preferred risk class, a standard risk class, or into risk classes involving a higher mortality risk.

    Actual cost of insurance rates may change, and the rates will be determined by the Company based on its expectations as to future mortality experience.

    However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. The guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG), for the age nearest the Insured's birthday. Higher rates may apply if the Insured is determined to be in a substandard risk class.

    In two otherwise identical Policies, an Insured in the preferred risk class will have a lower cost of insurance than an Insured in a risk class involving higher mortality risk. Each risk class is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke.

    The net amount at risk on any date is (a) the death benefit on that date less (b) the Cash Value on that date. The net amount at risk is affected by the Insured's age, investment performance, premium payments, fees and charges and Pro-Rata Surrenders.

    MORTALITY AND EXPENSE RISK AND DISTRIBUTION CHARGE. We will deduct a monthly charge to cover mortality and expense risks and certain distribution expenses under the Policy. The charge is based on a percentage of the Cash Value in the General Account and in each Division of the Separate Account. We calculate the mortality and expense risk and distribution charge and deduct them from the Policy's Cash Value at the beginning of each Policy Month. In situations in which multiple Policies exist on an account, such as Policies on a husband and wife or on business partners, we combine the Cash Value of all the Policies to determine the percentage. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:

                                    PERCENTAGE OF CASH VALUE
                                    --------------------------------------------
TOTAL GENERAL AND SEPARATE                              MORTALITY AND
ACCOUNT CASH VALUE                  DISTRIBUTION CHARGE EXPENSE RISK CHARGE TOTAL
----------------------------------  ------------------- ------------------- -----
First $500,000.....................        1.50%               0.75%        2.25%
Next $1,000,000....................        1.25%               0.75%        2.00%
Next $1,000,000....................        1.00%               0.75%        1.75%
Next $1,000,000....................        0.90%               0.75%        1.65%
Next $1,000,000....................        0.80%               0.75%        1.55%
Next $1,000,000....................        0.70%               0.75%        1.45%
Next $1,000,000....................        0.60%               0.75%        1.35%
Over $6,500,000....................        0.50%               0.75%        1.25%

    The mortality risk we assume is that Insureds may die sooner than anticipated and that we will therefore pay an aggregate amount of death benefits greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy. We may make a profit from this charge. Any profit may be used to finance distribution expenses.

    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for the term insurance rider and any other benefits provided by rider. (See General Matters--Additional Insurance Benefits.)

    TRANSACTION CHARGES. There are no transaction charges for processing the first twelve transfers in a Policy Year. There may be a charge of $25 for each transfer in excess of twelve to compensate us for the costs of processing these transfers. Transfers due to dollar cost averaging or portfolio rebalancing do not count as transfers for the purpose of assessing this charge. Currently, we do not impose a transfer charge.

SEPARATE ACCOUNT CHARGES

    FUND EXPENSES. The value of the net assets of the Separate Account will reflect the investment advisory fees, distribution (12b-1) fees, and other expenses incurred by the underlying Funds. A summary of the annual Fund operating expenses for the past year is provided in the Fee Table. See the prospectuses for the respective Funds for more detail on these investment advisory fees, distribution (12b-1) fees, and other expenses.

    TAXES. No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make such a charge for any such taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                              THE GENERAL ACCOUNT

    Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

    The General Account consists of all assets owned by General American other than those in the Loan Account, the Separate Account and other separate accounts. Subject to applicable law, General American has sole discretion over the investment of the assets of the General Account.

    At issue, General American will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies. Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account (the "maximum allocation percentage"). General American may at any time modify the General Account maximum allocation percentage. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account, or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, General American guarantees that Cash Value allocated or transferred to the General Account will accrue interest at a rate of at least 4%, compounded annually, independent of the actual investment experience of the General Account.

THE POLICY

    This Prospectus describes a variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

GENERAL ACCOUNT BENEFITS

   To the extent that the Insured is in a standard or preferred risk class and the Owner invests in the General Account, the death benefit associated with Cash Value invested in the General Account can only decrease from Policy Anniversary to Policy Anniversary due to the following causes:

   1.   charges for benefits provided by any riders,

   2.   transfers from the General Account to the Divisions of the Separate
        Account,

   3.   Pro-Rata Surrenders, and

   4.   Policy loans.

   The amount of the decrease in death benefit is limited to the death benefit associated with the decrease in General Account Cash Value due to the causes listed.

GENERAL ACCOUNT CASH VALUE

   Net Premiums allocated to the General Account are credited to the Cash Value held in the General Account. General American bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 4% per year, compounded annually. General American may, at its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the

   Policy's Cash Value in the General Account in excess of the guaranteed minimum rate of 4% per year will be determined in the sole discretion of General American. The Policy Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.

   The Cash Value of the General Account as of the Investment Start Date is equal to:

   . the portion of the initial Net Premium received and allocated to the General Account, minus

   . the portion of the monthly deductions due from the Issue Date through the Investment Start Date charged to the General Account.

   Subject to the maximum limit described below, General American guarantees that, on each Valuation Date, the Cash Value in the General Account will be:

   . the Cash Value in the General Account on the preceding Valuation Date, with interest on such value at the current rate (guaranteed to be at least an annual rate of 4%); plus

   . any portion of Net Premium received and allocated to the General Account on that day; plus

   .   any amounts transferred to the General Account on that day; plus

   .   any loan repayments allocated to the General Account on that day; plus

   . that portion of any interest credited on outstanding loans which is allocated to the General Account on that day; minus

   . any amount transferred plus any transfer charge from the General Account to the Divisions of the Separate Account on that day; minus

   . any amount transferred from the General Account to the Loan Account on that day; minus

   . any withdrawal due to a Pro-Rata Surrender made from the General Account on that day; minus

   . if that day is a Monthly Anniversary, the portion of the monthly deduction charged to the General Account on that day.

   The General Account Cash Value immediately after any transfer into the General Account cannot exceed:

   . the General Account Cash Value plus the Separate Account Cash Value, multiplied by

   . the General Account Maximum Allocation Percent as shown on the Policy specifications page.

TRANSFERS, SURRENDERS AND POLICY LOANS

    A portion of Cash Value may be transferred from the General Account to the Divisions of the Separate Account. Any transfer must be at least $500, or the Policy's entire Cash Value in the General Account if less than $500. The total amount of transfers in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) the Cash Surrender Value in the General Account at the beginning of the Policy Year, multiplied by the General Account Maximum Transfer Percent Limit, as shown on the Policy's specifications page, or
(b) the previous Policy Year's Maximum Amount (not to exceed the total Cash Surrender Value of the Policy).

    Transfers to the General Account are limited by the maximum allocation percentage (described above) in effect for a Policy at the time a transfer request is made.

    Policy Loans may also be made from the Policy's Cash Value in the General Account.

    Loans from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

    There is no transaction charge for the first twelve requested transfers in a Policy Year. General American may impose a charge of $25 for each requested transfer in excess of twelve in a Policy Year. No charge is currently assessed. General American may revoke or modify the privilege of transferring amounts to or from the General Account at any time.

    Transfers, surrenders and Pro-Rata Surrenders payable from the General Account and the payment of Policy Loans allocated to the General Account may, subject to certain limitations, be delayed for up to six months. However, if payment is deferred for 30 days or more, General American will pay interest at the rate of 2.5% per year for the period of the deferment. Amounts from the General Account used to pay premiums on policies with General American will not be delayed.

                                GENERAL MATTERS

POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

    The Company usually pays amounts payable on Pro-Rata Surrender, surrender, death of the Insured or Policy Loan allocated to the Separate Account Divisions within seven days after written notice is received. (See The Company, the Separate Account and the Funds--The Company). Payment of any amount payable from the Divisions of the Separate Account upon surrender, Pro-Rata Surrender, or death of Insured, as well as payments of a Policy Loan and transfers, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan from the General Account for not more than six months.

    Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn.

THE CONTRACT

    The Policy, the attached application, any riders, endorsements, and any application for reinstatement of the scheduled premium constitute the entire contract. All statements made by the Insured in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

CONTROL OF POLICY

    The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

BENEFICIARY

    The Beneficiary is the person or persons specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Insured. If there is more than one Beneficiary at the death of the Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

    The Company permits the designation of various types of trusts as Beneficiary, including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries.

CHANGE OF OWNER OR BENEFICIARY

    The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the Insured's lifetime subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received at the Company's Administrative Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Insured's death, the Owner may, within sixty days of the Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

    Changing the Policy's ownership may be a taxable transaction, and a tax adviser should be consulted before doing so.

POLICY CHANGES

    The Company reserves the right to limit the number of changes to a Policy and to restrict changes in the first Policy Year. No change will be permitted, if as a result, the Policy would fail to satisfy the definition of life insurance in Section 7702 of the Internal Revenue Code or any applicable successor provision.

ASSIGNMENT

    The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Administrative Office; and
(c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment.

    Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary. Assigning the Policy may have tax consequences. (See Federal Tax Matters.)

SUICIDE

    Suicide within two years of the Issue Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any Pro-Rata Surrenders and outstanding Indebtedness.

    If the Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, unless the Insured intended suicide when the Policy was applied for.

    While your Policy is in force, you have a one-time right during the first two Policy Years to transfer all of your Cash Value from the Divisions of the Separate Account to the General Account.

    If at any time during the first two Policy Years, you request in writing the transfer of the Cash Value held in the Divisions of the Separate Account to the General Account, and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Cash Value, net amount at risk, risk class, or Issue Age.

    If you exercise your one-time conversion right, we will automatically allocate all future Net Premiums to the General Account. Transfers to the Divisions of the Separate Account will not be permitted after exercise of the conversion right.

ADDITIONAL INSURANCE BENEFITS

    Subject to the Company's approval, the Owner may obtain additional insurance coverage in the form of a term life insurance rider. The term rider provides a fixed benefit that does not vary with the investment experience of the Separate Account, and has no surrenderable Cash Value. The cost of any additional insurance coverage will be taken as part of the monthly deduction from the Policy's Cash Value. (See Charges and Deductions--Monthly Deduction.).

    Use of a term rider generally reduces sales compensation. Like the cost of coverage under the Policy, charges deducted from the Policy's Cash Value to pay for term rider coverage no longer participate in the investment experience of the Separate Account and usually increase with the age of the covered individual. Unlike the base Policy, the term rider terminates at age 100. Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

    TERM RIDER. The term rider provides level term insurance coverage on the life of the Insured under the base Policy. The rider can be added only at issue. It cannot be increased or added to an existing Policy. Certain restrictions may apply and are described in the rider. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from General American upon written request.

                         DISTRIBUTION OF THE POLICIES

    We have entered into a distribution agreement with our affiliate, General American Distributors, Inc. ("Distributor") for the distribution and sale of the Policies. Distributor may enter into selling agreements with other broker-dealers ("selling firms") for the sale of the Policies. We pay commissions to Distributor for sales of the Policies by selling firms. The American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing their shares. These payments currently equal 0.25% of Separate Account assets invested in the Funds. An affiliate of General American may also receive brokerage commissions on securities transactions initiated by an investment adviser of a Fund. We also pay for Distributor's operating and other expenses.

    Commissions are based on a service fee determined as a percentage of the Policy's unloaned Cash Value. The maximum percentage paid to any selling firm ranges from 1.50% of the first $500,000 of unloaned Cash Value to 0.50% of unloaned Cash Value in excess of $6,500,000. For sales representatives of an affiliated selling firm, the maximum agent level commissions paid for the sale of the Policies ranges from 1.10% of the first $500,000 of unloaned Cash Value to 0.375% of unloaned Cash Value in excess of $6,500,000. The maximum amount of commissions a sales representative of an unaffiliated selling firm may receive is determined in accordance with the selling firm's internal compensation program.

    Affiliated selling firms pay their sales representatives all or a portion of the commissions received for their sales of Policies; some firms may retain a portion of commissions. Because registered representatives of affiliated selling firms are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We may also pay for the operating and other expenses of affiliated selling firms, including the following sales expenses: sales representative training allowances; compensation and bonuses for the affiliated selling firms' management team; advertising expenses; and all other expenses of distributing the Policies.

    As noted above, a portion of the payments made to unaffiliated selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

    Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

    The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.

                              FEDERAL TAX MATTERS

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY

    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such Policies will in all cases satisfy the applicable requirements. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. In general, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code as in effect on the date the Policy was issued.

    In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

    In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements.

    The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

    1. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the Policy) has occurred.

    Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, or a surrender of the Policy. The transfer of the Policy or designation of a Beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

    A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

    Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a modified endowment contract.

    2. MODIFIED ENDOWMENT CONTRACTS. Certain life insurance contracts are classified as modified endowment contracts, with less favorable tax treatment than other life insurance contracts. The rules for determining whether a life insurance contract is classified as a modified endowment contract are quite complex and depend on the amount of premiums paid in relation to the death benefit. IN MOST CASES A POLICY WILL BE CLASSIFIED AS A MODIFIED ENDOWMENT CONTRACT. Any Policy issued in exchange for a modified endowment contract will be classified as a modified endowment contract. Certain Policies with term insurance riders attached may not be classified as modified endowment contracts. A Policy issued in exchange for a life insurance contract that is not classified as a modified endowment contract will generally not be treated as a modified endowment contract. The payment of additional premiums at the time of or after the exchange or certain changes to such a Policy after it is issued, however, may cause the Policy to be treated as a modified endowment contract.

    Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change (including an exchange) to a Policy or to a term rider attached to a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

    3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that is included in income, except where the distribution or Policy Loan (a) is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

    4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a Pro-Rata Surrender) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

    Policy Loans from, or secured by, a Policy that is not a modified endowment contract are generally not treated as distributions. Instead, such loans are generally treated as indebtedness of the Owner. However, the tax treatment of Policy Loans that are outstanding after the tenth Policy Year is uncertain. You should consult a tax adviser before taking out a Policy Loan after the tenth Policy Year or allowing a Policy Loan to remain outstanding after the tenth Policy Year.

    Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

    Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

    If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

    5. POLICY LOANS. Generally, interest paid on any Policy loan is not deductible, except in very limited circumstances. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER BEFORE DEDUCTING ANY LOAN INTEREST. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

    6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax adviser.

    7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

    8. MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

    9. WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

    10. NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan.

    In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

    Although the prohibition on loans generally took effect as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

    11. ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.

    12. PUERTO RICO. We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

    13. POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

    14. CONTINUATION OF POLICY BEYOND ATTAINED AGE 100. The tax consequences of continuing the Policy beyond the Insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's Attained Age 100.

    15. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to State Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

    16. FOREIGN TAX CREDIT. To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions.

                     UNISEX REQUIREMENTS UNDER MONTANA LAW

    The State of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for policies issued on the lives of its residents. Therefore, all Policies offered by this Prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

                        STATE REGULATION OF THE COMPANY

    General American, a life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

    In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

    Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for Pro-Rata Surrenders, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                               LEGAL PROCEEDINGS

    General American, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, General American believes that, as of the date of this Prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Separate Account or General American Distributors.

    Regulatory bodies have contacted General American and have requested information relating to market timing and late trading of mutual funds and variable insurance products. General American believes that these inquiries are similar to those made to many financial service companies as part of an industry-wide investigation by various regulatory agencies into the practices, policies and procedures relating to trading in mutual fund shares. The SEC has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. We are in the process of responding and are fully cooperating with regard to these information requests and investigations.

    General American at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on General American's financial position.


                  EXPERTS [2004 Financial Statements Omitted]


    The financial statements of the Separate Account included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida 33602, serves as independent public accountants for the Separate Account and General American.


           FINANCIAL STATEMENTS [2004 Financial Statements Omitted]


    You may find the financial statements of General American in the Statement of Additional Information. General American's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                  DEFINITIONS

    ATTAINED AGE. The Issue Age of the Insured plus the number of completed Policy Years.

    BENEFICIARY. The person or persons named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and this Prospectus.

    CASH VALUE. The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account, the General Account, and the Loan Account.

    CASH SURRENDER VALUE. The Cash Value of a Policy on the date of surrender, plus unearned cost of insurance charges from the date of surrender to the end of the Policy Month, less any Indebtedness.

    DIVISION. A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund.

    FUND. A separate investment portfolio. Although sometimes referred to elsewhere as "portfolios," they are referred to in this prospectus as "Funds," except where "Portfolio" is part of their name.

    GENERAL ACCOUNT. The assets of the Company other than those allocated to the Separate Account or any other separate account.

    INDEBTEDNESS. The sum of all unpaid Policy Loans and accrued interest on loans.

    INSURED. The person whose life is insured under the Policy.

    INVESTMENT START DATE. The date the initial premium is applied to the General Account or to the Divisions of the Separate Account. This date is the later of the Issue Date or the date the initial premium is received at General American's Administrative Office.

    ISSUE AGE. The Insured's age at his or her nearest birthday as of the date the Policy is issued.

    ISSUE DATE. The effective date of the coverage under the Policy. This is the date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

    LOAN ACCOUNT. The account of the Company to which amounts securing Policy Loans are allocated.

    LOAN SUBACCOUNT. A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

    MONTHLY ANNIVERSARY. The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

    NET PREMIUM. The premium less the state tax charge and the Federal tax charge.

    OWNER. The Owner of a Policy, as designated in the application or as subsequently changed.

    POLICY. The variable life insurance Policy offered by the Company and described in this Prospectus.

    POLICY ANNIVERSARY. The same date each year as the Issue Date.

    POLICY MONTH. A month beginning on the Monthly Anniversary.

    POLICY YEAR. A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

    PORTFOLIO. See Fund.

    PRO-RATA SURRENDER. A requested reduction of both the death benefit and the Cash Value by a given percentage.

    SEC. The United States Securities and Exchange Commission.

    SEPARATE ACCOUNT. General American Separate Account Eleven, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

    VALUATION DATE. Each day that the New York Stock Exchange is open for trading.

    VALUATION PERIOD. The period between two successive Valuation Dates, currently commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

    Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-638-9294.

    For information about historical values of the Separate Account Divisions, for Division transfers and premium reallocations, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, Beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call 1-800-638-9294.

    This Prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this Prospectus.

    Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 450 Fifth Street, NW, Washington, DC 20549-0102.

                   METROPOLITAN TOWER LIFE INSURANCE COMPANY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN

                    SUPPLEMENT DATED APRIL 30, 2018 TO THE
                      STATEMENT OF ADDITIONAL INFORMATION


This supplement updates certain information in the Statement of Additional Information for policies issued through General American Separate Account Eleven, including the disclosure under the following captions: "GENERAL INFORMATION AND HISTORY," "DISTRIBUTION OF THE POLICIES," "INVESTMENT ADVICE" AND "EXPERTS".


                        GENERAL INFORMATION AND HISTORY

THE COMPANY

Effective following the close of business on April 27, 2018, General American Life Insurance Company was merged into Metropolitan Tower Life Insurance Company ("Met Tower Life" or "the Company"). Simultaneously, Met Tower Life changed its domicile from the state of Delaware to Nebraska.

As a result of the merger, Met Tower Life assumed legal ownership of all of the assets of General American Life Insurance Company, including General American Separate Account Eleven and the assets held in the separate account. Met Tower Life is now responsible for administering your policy and paying any benefits due to you under the policy.

Met Tower Life is a stock life insurance company originally incorporated under the laws of the State of Delaware in 1982 and currently subject to the laws of the state of Nebraska. Met Tower Life is licensed to issue business in fifty states and the District of Columbia. Met Tower Life is a wholly owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The principal executive offices of Met Tower Life are located at 200 Park Avenue, New York, New York 10166.

All references in the Statement of Additional Information to General American Life Insurance Company or the Company are deemed to refer to Met Tower Life.

THE SEPARATE ACCOUNT

The Separate Account was established as a separate account on January 24, 1985 and is the funding vehicle for the Policies, and other variable life insurance policies of the Company; these other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Nebraska Insurance Commissioner regulates the Company and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                         DISTRIBUTION OF THE POLICIES

The Policies are no longer offered for sale. Existing Policy Owners may continue to make additional purchase payments to their Policies.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000 and its principal executive offices are located at 200 Park Avenue, New York, NY 10166. Both the Company and Distributor are an indirect, wholly-owned subsidiaries of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA, Inc. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor received sales compensation with respect to the Policies in the following amounts during the periods indicated:


                                              AGGREGATE AMOUNT OF
                       AGGREGATE AMOUNT OF  COMMISSIONS RETAINED BY
                       COMMISSIONS PAID TO DISTRIBUTOR AFTER PAYMENTS
          FISCAL YEAR      DISTRIBUTOR          TO SELLING FIRMS
          -----------  ------------------- --------------------------
             2017.....     $2,899,144                  $0
             2016.....     $2,424,979                  $0
             2015.....     $2,368,157                  $0



                               INVESTMENT ADVICE

The Separate Account invests in the portfolios of American Funds Insurance Series(R), Brighthouse Funds Trust I and Brighthouse Funds Trust II, JPMorgan Insurance Trust, Fidelity(R) Variable Insurance Products, and VanEck VIP Trust.

Capital Research and Management Company/SM/ serves as the investment adviser to the American Funds Insurance Series(R) portfolios.

Brighthouse Investment Advisers, LLC serves as the investment adviser to Brighthouse Funds Trust I and Brighthouse Funds Trust II and may, from time to time, replace the sub-adviser of a portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the portfolios in which the Separate Account invests.

Fidelity Management & Research Company serves as the investment adviser to the Fidelity(R) Variable Insurance Products portfolios.

J.P. Morgan Investment Management Inc. serves as the investment adviser to the JPMorgan Insurance Trust portfolios.

Van Eck Associates Corporation serves as the investment adviser to the VanEck VIP Trust portfolios.


                                    EXPERTS


Independent Registered Public Accounting Firm

The financial statements and financial highlights comprising each of the Divisions of General American Separate Account Eleven included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Independent Auditors

The consolidated financial statements of Metropolitan Tower Life Insurance Company and subsidiaries, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to Metropolitan Tower Life Insurance Company and subsidiaries being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of General American Life Insurance Company and subsidiary, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to General American Life Insurance Company and subsidiary being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.


                                     *****

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policy Owners of
General American Separate Account Eleven and Board of Directors of
General American Life Insurance Company

OPINION ON THE FINANCIAL STATEMENTS AND FINANCIAL HIGHLIGHTS

We have audited the accompanying statements of assets and liabilities of General American Separate Account Eleven (the "Separate Account") of General American Life Insurance Company (the "Company") comprising each of the individual Divisions listed in Note 2 as of December 31, 2017, the related statements of operations and changes in net assets for the respective stated periods in the three years then ended, the financial highlights in Note 8 for the respective stated periods in the five years then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Divisions constituting the Separate Account of the Company as of December 31, 2017, the results of their operations and changes in net assets for the respective stated periods in the three years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on the Separate Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2017, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 23, 2018



We have served as the Separate Account's auditor since 2000.

This page is intentionally left blank.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2017


                                             AMERICAN FUNDS
                                              GLOBAL SMALL          AMERICAN FUNDS          AMERICAN FUNDS        BHFTI BRIGHTHOUSE
                                             CAPITALIZATION             GROWTH               GROWTH-INCOME      ASSET ALLOCATION 100
                                                DIVISION               DIVISION                DIVISION               DIVISION
                                         ---------------------   --------------------   ---------------------   --------------------
ASSETS:
   Investments at fair value...........  $           3,802,348   $         18,652,569   $          11,710,351   $             48,230
   Due from General American Life
     Insurance Company.................                     --                     --                       1                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Assets...................              3,802,348             18,652,569              11,710,352                 48,230
                                         ---------------------   --------------------   ---------------------   --------------------
LIABILITIES:
   Accrued fees........................                     51                     34                      20                     --
   Due to General American Life
     Insurance Company.................                      1                      1                      --                     --
                                         ---------------------   --------------------   ---------------------   --------------------
        Total Liabilities..............                     52                     35                      20                     --
                                         ---------------------   --------------------   ---------------------   --------------------

NET ASSETS.............................  $           3,802,296   $         18,652,534   $          11,710,332   $             48,230
                                         =====================   ====================   =====================   ====================


 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                                                                       BHFTI
                                       BHFTI CLARION       BHFTI CLEARBRIDGE      HARRIS OAKMARK         BHFTI INVESCO
                                    GLOBAL REAL ESTATE     AGGRESSIVE GROWTH       INTERNATIONAL       SMALL CAP GROWTH
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,004,130  $          1,458,808  $          7,943,407  $          1,220,600
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,004,130             1,458,808             7,943,407             1,220,600
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    44                    32                    46                    58
   Due to General American Life
     Insurance Company...........                     1                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    45                    32                    46                    58
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,004,085  $          1,458,776  $          7,943,361  $          1,220,542
                                   ====================  ====================  ====================  ====================

                                           BHFTI                BHFTI                                      BHFTI
                                       MFS RESEARCH        MORGAN STANLEY            BHFTI             T. ROWE PRICE
                                       INTERNATIONAL       MID CAP GROWTH     PIMCO TOTAL RETURN      LARGE CAP VALUE
                                         DIVISION             DIVISION             DIVISION              DIVISION
                                   --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          9,253,974  $         2,105,291  $        10,459,480  $         2,311,993
   Due from General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Assets.............             9,253,974            2,105,291           10,459,480            2,311,993
                                   --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    11                   77                   26                   41
   Due to General American Life
     Insurance Company...........                    --                   --                   --                   --
                                   --------------------  -------------------  -------------------  -------------------
        Total Liabilities........                    11                   77                   26                   41
                                   --------------------  -------------------  -------------------  -------------------

NET ASSETS.......................  $          9,253,963  $         2,105,214  $        10,459,454  $         2,311,952
                                   ====================  ===================  ===================  ===================

                                           BHFTI                BHFTI
                                       T. ROWE PRICE      VICTORY SYCAMORE
                                      MID CAP GROWTH        MID CAP VALUE
                                         DIVISION             DIVISION
                                   -------------------  --------------------
ASSETS:
   Investments at fair value.....  $         3,167,024  $          3,913,386
   Due from General American Life
     Insurance Company...........                   --                    --
                                   -------------------  --------------------
        Total Assets.............            3,167,024             3,913,386
                                   -------------------  --------------------
LIABILITIES:
   Accrued fees..................                   40                    33
   Due to General American Life
     Insurance Company...........                   --                     1
                                   -------------------  --------------------
        Total Liabilities........                   40                    34
                                   -------------------  --------------------

NET ASSETS.......................  $         3,166,984  $          3,913,352
                                   ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                          BHFTII                BHFTII                 BHFTII           BHFTII BLACKROCK
                                      BAILLIE GIFFORD          BLACKROCK              BLACKROCK            ULTRA-SHORT
                                    INTERNATIONAL STOCK       BOND INCOME       CAPITAL APPRECIATION        TERM BOND
                                         DIVISION              DIVISION               DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          2,275,303  $           4,092,121  $          3,080,218  $          4,497,307
   Due from General American Life
     Insurance Company...........                    --                     --                     1                     1
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............             2,275,303              4,092,121             3,080,219             4,497,308
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    74                     32                    40                    48
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    74                     32                    40                    48
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $          2,275,229  $           4,092,089  $          3,080,179  $          4,497,260
                                   ====================  =====================  ====================  ====================


                                    BHFTII BRIGHTHOUSE     BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE    BHFTII BRIGHTHOUSE
                                    ASSET ALLOCATION 20    ASSET ALLOCATION 40   ASSET ALLOCATION 60   ASSET ALLOCATION 80
                                         DIVISION               DIVISION              DIVISION              DIVISION
                                   --------------------  ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $            108,414  $             252,266  $            413,479  $            912,133
   Due from General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Assets.............               108,414                252,266               413,479               912,133
                                   --------------------  ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    --                     --                    --                    --
   Due to General American Life
     Insurance Company...........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------
        Total Liabilities........                    --                     --                    --                    --
                                   --------------------  ---------------------  --------------------  --------------------

NET ASSETS.......................  $            108,414  $             252,266  $            413,479  $            912,133
                                   ====================  =====================  ====================  ====================

                                           BHFTII
                                     BRIGHTHOUSE/ARTISAN   BHFTII BRIGHTHOUSE/
                                        MID CAP VALUE      WELLINGTON BALANCED
                                          DIVISION              DIVISION
                                   ---------------------  --------------------
ASSETS:
   Investments at fair value.....  $           3,552,034  $         10,120,063
   Due from General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Assets.............              3,552,034            10,120,063
                                   ---------------------  --------------------
LIABILITIES:
   Accrued fees..................                     39                    28
   Due to General American Life
     Insurance Company...........                     --                    --
                                   ---------------------  --------------------
        Total Liabilities........                     39                    28
                                   ---------------------  --------------------

NET ASSETS.......................  $           3,551,995  $         10,120,035
                                   =====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017


                                    BHFTII BRIGHTHOUSE/
                                        WELLINGTON                                                          BHFTII
                                        CORE EQUITY         BHFTII FRONTIER           BHFTII           METLIFE AGGREGATE
                                       OPPORTUNITIES        MID CAP GROWTH        JENNISON GROWTH         BOND INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          5,985,545  $          3,357,360  $         27,987,581  $         13,699,296
   Due from General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             5,985,545             3,357,360            27,987,581            13,699,296
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    48                    47                    24                    18
   Due to General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    48                    47                    25                    18
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          5,985,497  $          3,357,313  $         27,987,556  $         13,699,278
                                   ====================  ====================  ====================  ====================


                                          BHFTII                BHFTII
                                      METLIFE MID CAP        METLIFE MSCI         BHFTII METLIFE        BHFTII METLIFE
                                        STOCK INDEX           EAFE INDEX        RUSSELL 2000 INDEX        STOCK INDEX
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,833,538  $          4,942,208  $          3,455,618  $         59,960,841
   Due from General American Life
     Insurance Company...........                    --                    --                     1                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,833,538             4,942,208             3,455,619            59,960,841
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    52                    31                    49                     4
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    52                    31                    49                     4
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,833,486  $          4,942,177  $          3,455,570  $         59,960,837
                                   ====================  ====================  ====================  ====================



                                        BHFTII MFS
                                       TOTAL RETURN       BHFTII MFS VALUE
                                         DIVISION             DIVISION
                                   --------------------  -------------------
ASSETS:
   Investments at fair value.....  $          2,944,634  $         9,338,319
   Due from General American Life
     Insurance Company...........                    --                   --
                                   --------------------  -------------------
        Total Assets.............             2,944,634            9,338,319
                                   --------------------  -------------------
LIABILITIES:
   Accrued fees..................                    45                   27
   Due to General American Life
     Insurance Company...........                    --                    1
                                   --------------------  -------------------
        Total Liabilities........                    45                   28
                                   --------------------  -------------------

NET ASSETS.......................  $          2,944,589  $         9,338,291
                                   ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2017



                                                                                     BHFTII                BHFTII
                                         BHFTII          BHFTII NEUBERGER         T. ROWE PRICE         T. ROWE PRICE
                                      MFS VALUE II        BERMAN GENESIS        LARGE CAP GROWTH      SMALL CAP GROWTH
                                        DIVISION             DIVISION               DIVISION              DIVISION
                                   -------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $         4,928,545  $          8,669,164  $          7,354,259  $          8,016,895
   Due from General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Assets.............            4,928,545             8,669,164             7,354,259             8,016,895
                                   -------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                   32                    26                    10                    26
   Due to General American Life
     Insurance Company...........                   --                    --                    --                    --
                                   -------------------  --------------------  --------------------  --------------------
        Total Liabilities........                   32                    26                    10                    26
                                   -------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $         4,928,513  $          8,669,138  $          7,354,249  $          8,016,869
                                   ===================  ====================  ====================  ====================

                                                            BHFTII WESTERN
                                          BHFTII           ASSET MANAGEMENT      BHFTII WESTERN
                                      VAN ECK GLOBAL        STRATEGIC BOND      ASSET MANAGEMENT        FIDELITY VIP
                                     NATURAL RESOURCES       OPPORTUNITIES       U.S. GOVERNMENT        EQUITY-INCOME
                                         DIVISION              DIVISION             DIVISION              DIVISION
                                   --------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value.....  $          4,107,902  $          6,950,145  $           723,853  $        15,458,808
   Due from General American Life
     Insurance Company...........                    --                    --                   --                    1
                                   --------------------  --------------------  -------------------  -------------------
        Total Assets.............             4,107,902             6,950,145              723,853           15,458,809
                                   --------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees..................                    52                    53                   45                    1
   Due to General American Life
     Insurance Company...........                    --                    --                   --                   --
                                   --------------------  --------------------  -------------------  -------------------
        Total Liabilities........                    52                    53                   45                    1
                                   --------------------  --------------------  -------------------  -------------------

NET ASSETS.......................  $          4,107,850  $          6,950,092  $           723,808  $        15,458,808
                                   ====================  ====================  ===================  ===================



                                                          JPMORGAN INSURANCE
                                   FIDELITY VIP MID CAP     TRUST CORE BOND
                                         DIVISION              DIVISION
                                   --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          4,672,103  $            750,622
   Due from General American Life
     Insurance Company...........                    --                    --
                                   --------------------  --------------------
        Total Assets.............             4,672,103               750,622
                                   --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    51                    59
   Due to General American Life
     Insurance Company...........                    --                     1
                                   --------------------  --------------------
        Total Liabilities........                    51                    60
                                   --------------------  --------------------

NET ASSETS.......................  $          4,672,052  $            750,562
                                   ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2017


                                    JPMORGAN INSURANCE          RUSSELL                                     RUSSELL
                                        TRUST SMALL          INTERNATIONAL            RUSSELL           U.S. SMALL CAP
                                         CAP CORE          DEVELOPED MARKETS      STRATEGIC BOND            EQUITY
                                         DIVISION              DIVISION              DIVISION              DIVISION
                                   --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value.....  $          3,341,203  $          1,542,746  $            893,733  $          1,782,819
   Due from General American Life
     Insurance Company...........                    --                    --                    --                     1
                                   --------------------  --------------------  --------------------  --------------------
        Total Assets.............             3,341,203             1,542,746               893,733             1,782,820
                                   --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees..................                    64                    43                    60                    67
   Due to General American Life
     Insurance Company...........                    --                    --                    --                    --
                                   --------------------  --------------------  --------------------  --------------------
        Total Liabilities........                    64                    43                    60                    67
                                   --------------------  --------------------  --------------------  --------------------

NET ASSETS.......................  $          3,341,139  $          1,542,703  $            893,673  $          1,782,753
                                   ====================  ====================  ====================  ====================


                                          RUSSELL              VANECK VIP
                                   U.S. STRATEGIC EQUITY    EMERGING MARKETS
                                         DIVISION               DIVISION
                                   ---------------------  ---------------------
ASSETS:
   Investments at fair value.....  $           4,090,917  $           5,093,874
   Due from General American Life
     Insurance Company...........                     --                     --
                                   ---------------------  ---------------------
        Total Assets.............              4,090,917              5,093,874
                                   ---------------------  ---------------------
LIABILITIES:
   Accrued fees..................                     33                     36
   Due to General American Life
     Insurance Company...........                     --                      1
                                   ---------------------  ---------------------
        Total Liabilities........                     33                     37
                                   ---------------------  ---------------------

NET ASSETS.......................  $           4,090,884  $           5,093,837
                                   =====================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             15,120   $              9,379    $                 --
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,564                 16,098                  18,960
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                 (444)                (6,719)                (18,960)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                778,254                 405,109
      Realized gains (losses) on sale of investments.......                41,357               (15,540)                  78,853
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                41,357                762,714                 483,962
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               807,841              (711,241)               (456,444)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               849,198                 51,473                  27,518
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            848,754   $             44,754    $              8,558
                                                             ====================   ====================    ====================


                                                                                    AMERICAN FUNDS GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             87,908   $            123,506   $            102,075
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                74,312                 70,301                 75,298
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                13,596                 53,205                 26,777
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,686,428              1,466,761              3,547,677
      Realized gains (losses) on sale of investments.......               534,981                214,966                389,196
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,221,409              1,681,727              3,936,873
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             2,080,715              (331,473)            (2,894,639)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             4,302,124              1,350,254              1,042,234
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          4,315,720   $          1,403,459   $          1,069,011
                                                             ====================   ====================   ====================


                                                                                 AMERICAN FUNDS GROWTH-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            153,824   $             145,350   $            142,667
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                42,199                  39,492                 43,842
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               111,625                 105,858                 98,825
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               714,326               1,121,427              1,601,651
      Realized gains (losses) on sale of investments.......               224,108                 217,979                219,014
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               938,434               1,339,406              1,820,665
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,145,870               (373,381)            (1,796,982)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             2,084,304                 966,025                 23,683
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          2,195,929   $           1,071,883   $            122,508
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 647   $              1,022    $                772
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                     --                      --
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                    647                  1,022                     772
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  2,420                  5,181                   3,741
      Realized gains (losses) on sale of investments.......                    295                    962                     331
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                  2,715                  6,143                   4,072
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                  5,960                (3,551)                 (5,733)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  8,675                  2,592                 (1,661)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               9,322   $              3,614    $              (889)
                                                             =====================   ====================    ====================


                                                                               BHFTI CLARION GLOBAL REAL ESTATE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             103,821   $              77,055   $            150,322
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                  7,639                   8,724                  9,245
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 96,182                  68,331                141,077
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                      --                     --
      Realized gains (losses) on sale of investments.......                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 19,244                  94,113                 37,749
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                177,972                (93,220)              (239,288)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                197,216                     893              (201,539)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             293,398   $              69,224   $           (60,462)
                                                             =====================   =====================   ====================


                                                                              BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             13,122   $               9,112   $              13,429
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 6,924                   6,741                   7,573
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                 6,198                   2,371                   5,856
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --                      --
      Realized gains (losses) on sale of investments.......                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                68,756                  71,427                 690,168
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               154,155                (43,287)               (702,277)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               222,911                  28,140                (12,109)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            229,109   $              30,511   $             (6,253)
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            131,196   $            148,671   $            252,393
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                31,759                 27,377                 31,194
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                99,437                121,294                221,199
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                416,568                720,780
      Realized gains (losses) on sale of investments.......                60,004              (262,290)                 92,970
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                60,004                154,278                813,750
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,689,235                143,639            (1,386,571)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,749,239                297,917              (572,821)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,848,676   $            419,211   $          (351,622)
                                                             ====================   ====================   ====================


                                                                               BHFTI INVESCO SMALL CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $              1,428
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 3,245                  2,917                  3,103
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (3,245)                (2,917)                (1,675)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               111,604                166,426                232,597
      Realized gains (losses) on sale of investments.......                 (948)                (8,331)                 21,190
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               110,656                158,095                253,787
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               142,459               (50,274)              (268,144)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               253,115                107,821               (14,357)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            249,870   $            104,904   $           (16,032)
                                                             ====================   ====================   ====================


                                                                              BHFTI MFS RESEARCH INTERNATIONAL
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            181,226   $            190,554   $            320,114
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                56,141                 54,366                 68,824
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               125,085                136,188                251,290
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                     --
      Realized gains (losses) on sale of investments.......                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                96,658              (240,470)                 67,399
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,966,754               (90,823)              (423,899)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             2,063,412              (331,293)              (356,500)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          2,188,497   $          (195,105)   $          (105,210)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             6,844   $                 --   $                 --
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                9,208                  7,901                  9,187
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              (2,364)                (7,901)                (9,187)
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               62,637                 32,343                 47,980
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              563,488              (179,232)              (141,174)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              626,125              (146,889)               (93,194)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           623,761   $          (154,790)   $          (102,381)
                                                             ===================   ====================   ====================


                                                                                  BHFTI PIMCO TOTAL RETURN
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            199,256   $            306,253   $            693,908
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                48,959                 51,862                 56,892
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               150,297                254,391                637,016
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                49,596                     --                151,169
      Realized gains (losses) on sale of investments.......              (25,156)              (142,777)               (29,833)
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                24,440              (142,777)                121,336
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               252,866                198,934              (774,770)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               277,306                 56,157              (653,434)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            427,603   $            310,548   $           (16,418)
                                                             ====================   ====================   ====================


                                                                            BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            48,830   $             59,566   $             60,710
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               11,866                 10,620                 10,819
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,964                 48,946                 49,891
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              184,070                227,017                  7,305
      Realized gains (losses) on sale of investments.......               27,777                 52,848                316,500
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              211,847                279,865                323,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               90,317               (41,435)              (455,584)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              302,164                238,430              (131,779)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           339,128   $            287,376   $           (81,888)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                  --   $                 --
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                13,959                  13,494                 14,394
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................              (13,959)                (13,494)               (14,394)
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               247,525                 442,361                531,920
      Realized gains (losses) on sale of investments.......                59,859                  53,369                 72,742
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               307,384                 495,730                604,662
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...               395,543               (290,932)              (379,732)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               702,927                 204,798                224,930
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            688,968   $             191,304   $            210,536
                                                             ====================   =====================   ====================


                                                                             BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              43,336   $             32,057   $              32,247
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 17,455                 16,370                  19,128
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 25,881                 15,687                  13,119
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                171,303                 219,685
      Realized gains (losses) on sale of investments.......                 20,553               (67,586)                 167,606
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                 20,553                103,717                 387,291
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                297,352                399,812               (807,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                317,905                503,529               (420,636)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             343,786   $            519,216   $           (407,517)
                                                             =====================   ====================   =====================


                                                                          BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                    2015
                                                             ---------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,532   $             29,005    $             31,885
                                                             ---------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                  6,987                  6,271                   6,757
                                                             ---------------------   --------------------    --------------------
           Net investment income (loss)....................                 17,545                 22,734                  25,128
                                                             ---------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
           Net realized gains (losses).....................                 21,550               (16,468)                (17,092)
                                                             ---------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                558,804                 84,434                (51,040)
                                                             ---------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                580,354                 67,966                (68,132)
                                                             ---------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             597,899   $             90,700    $           (43,004)
                                                             =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                BHFTII BLACKROCK BOND INCOME
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            116,078   $             60,489   $             73,313
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                22,650                 14,653                  8,886
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................                93,428                 45,836                 64,427
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                 21,470
      Realized gains (losses) on sale of investments.......               (7,702)                (3,875)                  1,441
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               (7,702)                (3,875)                 22,911
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                43,764               (47,132)               (85,628)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                36,062               (51,007)               (62,717)
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            129,490   $            (5,171)   $              1,710
                                                             ====================   ====================   ====================


                                                                            BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              3,082   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                10,327                  9,537                 10,861
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (7,245)                (9,537)               (10,861)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                68,038                235,690                496,837
      Realized gains (losses) on sale of investments.......               104,287                 60,663                 97,006
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               172,325                296,353                593,843
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               660,446              (299,992)              (421,432)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               832,771                (3,639)                172,411
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            825,526   $           (13,176)   $            161,550
                                                             ====================   ====================   ====================


                                                                           BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             16,364   $              3,618   $                179
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,878                 24,233                 25,557
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................               (5,514)               (20,615)               (25,378)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    95                     97                     --
      Realized gains (losses) on sale of investments.......                 3,985                  1,569                     --
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................                 4,080                  1,666                     --
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...                20,890                 12,277                     --
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................                24,970                 13,943                     --
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $             19,456   $            (6,672)   $           (25,378)
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               2,607   $               3,740    $               2,493
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  2,607                   3,740                    2,493
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  1,793                   3,595                    3,330
      Realized gains (losses) on sale of investments.......                   (77)                    (58)                       80
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                  1,716                   3,537                    3,410
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                  3,429                 (2,226)                  (6,137)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  5,145                   1,311                  (2,727)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $               7,752   $               5,051    $               (234)
                                                             =====================   =====================    =====================


                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                           DIVISION
                                                             ---------------------------------------------------------------------
                                                                     2017                    2016                     2015
                                                             ---------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               5,349   $               8,469   $               1,066
                                                             ---------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                      --
                                                             ---------------------   ---------------------   ---------------------
           Net investment income (loss)....................                  5,349                   8,469                   1,066
                                                             ---------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                  7,395                  14,440                  12,280
      Realized gains (losses) on sale of investments.......                  (382)                   (275)                    (93)
                                                             ---------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                  7,013                  14,165                  12,187
                                                             ---------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                 12,945                 (8,803)                (19,736)
                                                             ---------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 19,958                   5,362                 (7,549)
                                                             ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              25,307   $              13,831   $             (6,483)
                                                             =====================   =====================   =====================


                                                                             BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                     2017                     2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $               7,315   $              10,465    $               2,614
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                     --                      --                       --
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                  7,315                  10,465                    2,614
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                 14,690                  27,755                   22,724
      Realized gains (losses) on sale of investments.......                    250                     142                   33,408
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                 14,940                  27,897                   56,132
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                 29,679                (16,166)                 (56,186)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                 44,619                  11,731                     (54)
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              51,934   $              22,196    $               2,560
                                                             =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             14,834   $              22,881   $               4,019
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                    --                      --                      --
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................                14,834                  22,881                   4,019
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                45,573                  84,499                  34,263
      Realized gains (losses) on sale of investments.......                 9,748                  13,417                   4,416
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................                55,321                  97,916                  38,679
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...                79,824                (61,134)                (54,209)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               135,145                  36,782                (15,530)
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            149,979   $              59,663   $            (11,511)
                                                             ====================   =====================   =====================


                                                                           BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              24,071   $              37,800   $             39,521
                                                             ---------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                 13,041                  12,052                 13,354
                                                             ---------------------   ---------------------   --------------------
           Net investment income (loss)....................                 11,030                  25,748                 26,167
                                                             ---------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                 376,674                417,037
      Realized gains (losses) on sale of investments.......                 60,211                   5,740                 63,232
                                                             ---------------------   ---------------------   --------------------
           Net realized gains (losses).....................                 60,211                 382,414                480,269
                                                             ---------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...                339,435                 264,858              (831,669)
                                                             ---------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                399,646                 647,272              (351,400)
                                                             ---------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             410,676   $             673,020   $          (325,233)
                                                             =====================   =====================   ====================


                                                                            BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            187,694   $             208,079   $             157,345
                                                             --------------------   ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                56,350                  44,467                  44,177
                                                             --------------------   ---------------------   ---------------------
           Net investment income (loss)....................               131,344                 163,612                 113,168
                                                             --------------------   ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               236,175                 351,414               1,348,056
      Realized gains (losses) on sale of investments.......                95,977                 119,362                 168,350
                                                             --------------------   ---------------------   ---------------------
           Net realized gains (losses).....................               332,152                 470,776               1,516,406
                                                             --------------------   ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...               853,760               (135,374)             (1,462,562)
                                                             --------------------   ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,185,912                 335,402                  53,844
                                                             --------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,317,256   $             499,014   $             167,012
                                                             ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                    BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             86,951    $            101,444   $             95,607
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,707                  20,721                 21,187
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................                65,244                  80,723                 74,420
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               205,212                 277,052              1,839,176
      Realized gains (losses) on sale of investments.......                15,939                (89,709)                 37,815
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               221,151                 187,343              1,876,991
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               713,120                 121,024            (1,850,670)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               934,271                 308,367                 26,321
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            999,515    $            389,090   $            100,741
                                                             ====================    ====================   ====================


                                                                               BHFTII FRONTIER MID CAP GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $                 --   $                 --   $                 --
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                21,515                 20,381                 23,259
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (21,515)               (20,381)               (23,259)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                81,761                391,022                463,328
      Realized gains (losses) on sale of investments.......               152,646                 74,041                130,430
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................               234,407                465,063                593,758
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               523,297              (286,708)              (476,786)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               757,704                178,355                116,972
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            736,189   $            157,974   $             93,713
                                                             ====================   ====================   ====================


                                                                                   BHFTII JENNISON GROWTH
                                                                                          DIVISION
                                                             ------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             81,209   $             70,398   $             71,978
                                                             --------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               174,087                156,421                180,974
                                                             --------------------   --------------------   --------------------
           Net investment income (loss)....................              (92,878)               (86,023)              (108,996)
                                                             --------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,810,961              3,115,503              3,971,059
      Realized gains (losses) on sale of investments.......               448,919                199,303                760,787
                                                             --------------------   --------------------   --------------------
           Net realized gains (losses).....................             2,259,880              3,314,806              4,731,846
                                                             --------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...             5,682,678            (3,419,832)            (2,060,648)
                                                             --------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             7,942,558              (105,026)              2,671,198
                                                             --------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          7,849,680   $          (191,049)   $          2,562,202
                                                             ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                            BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           401,524   $            388,718   $            416,941
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               85,776                 88,106                 89,982
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              315,748                300,612                326,959
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              (1,761)                 18,120                 21,767
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...               44,573               (77,577)              (396,378)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               42,812               (59,457)              (374,611)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           358,560   $            241,155   $           (47,652)
                                                             ===================   ====================   ====================


                                                                            BHFTII METLIFE MID CAP STOCK INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            47,352   $             26,432   $             26,538
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               10,408                  8,987                  8,991
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               36,944                 17,445                 17,547
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              215,851                158,705                144,250
      Realized gains (losses) on sale of investments.......               28,355                 25,304                271,750
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              244,206                184,009                416,000
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              191,763                180,914              (480,822)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              435,969                364,923               (64,822)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           472,913   $            382,368   $           (47,275)
                                                             ===================   ====================   ====================


                                                                              BHFTII METLIFE MSCI EAFE INDEX
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           121,962   $            103,171   $            144,319
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               24,542                 22,035                 25,232
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................               97,420                 81,136                119,087
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                   --                     --                     --
      Realized gains (losses) on sale of investments.......               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................               58,406                  4,142                 65,063
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              818,791               (50,058)              (237,706)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................              877,197               (45,916)              (172,643)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $           974,617   $             35,220   $           (53,556)
                                                             ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                              BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             39,345   $             41,503    $             43,761
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                14,336                 13,329                  16,029
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                25,009                 28,174                  27,732
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               129,057                174,764                 207,375
      Realized gains (losses) on sale of investments.......               139,118                143,321                 185,460
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               268,175                318,085                 392,835
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               148,566                236,931               (573,131)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               416,741                555,016               (180,296)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            441,750   $            583,190    $          (152,564)
                                                             ====================   ====================    ====================


                                                                                 BHFTII METLIFE STOCK INDEX
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $            998,595   $          1,028,948   $             991,259
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................               331,301                303,209                 330,673
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................               667,294                725,739                 660,586
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................             1,569,540              2,255,946               2,384,414
      Realized gains (losses) on sale of investments.......             1,844,507              1,668,618               3,150,123
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................             3,414,047              3,924,564               5,534,537
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...             6,588,528                724,662             (5,754,918)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................            10,002,575              4,649,226               (220,381)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $         10,669,869   $          5,374,965   $             440,205
                                                             ====================   ====================   =====================


                                                                                   BHFTII MFS TOTAL RETURN
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             72,570   $             82,051    $             86,747
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                15,388                 15,701                  16,503
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                57,182                 66,350                  70,244
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               148,934                117,195                      --
      Realized gains (losses) on sale of investments.......                64,847                132,172                  38,051
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               213,781                249,367                  38,051
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...                50,500               (64,607)               (128,963)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               264,281                184,760                (90,912)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            321,463   $            251,110    $           (20,668)
                                                             ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     BHFTII MFS VALUE
                                                                                         DIVISION
                                                             -----------------------------------------------------------------
                                                                    2017                   2016                   2015
                                                             -------------------   --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $           180,020   $            154,264   $            190,886
                                                             -------------------   --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................               49,469                 43,825                 44,945
                                                             -------------------   --------------------   --------------------
           Net investment income (loss)....................              130,551                110,439                145,941
                                                             -------------------   --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................              531,486                615,342              1,096,736
      Realized gains (losses) on sale of investments.......               43,373               (68,419)                741,069
                                                             -------------------   --------------------   --------------------
           Net realized gains (losses).....................              574,859                546,923              1,837,805
                                                             -------------------   --------------------   --------------------
      Change in unrealized gains (losses) on investments...              645,393                253,948            (2,085,181)
                                                             -------------------   --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................            1,220,252                800,871              (247,376)
                                                             -------------------   --------------------   --------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $         1,350,803   $            911,310   $          (101,435)
                                                             ===================   ====================   ====================


                                                                                     BHFTII MFS VALUE II
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $            125,360   $             74,678   $            91,205
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                30,501                 29,393                33,273
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................                94,859                 45,285                57,932
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                341,314               408,128
      Realized gains (losses) on sale of investments.......              (26,868)              (111,743)              (44,277)
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................              (26,868)                229,571               363,851
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               257,084                479,870             (752,133)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................               230,216                709,441             (388,282)
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $            325,075   $            754,726   $         (330,350)
                                                             ====================   ====================   ===================


                                                                               BHFTII NEUBERGER BERMAN GENESIS
                                                                                          DIVISION
                                                             -----------------------------------------------------------------
                                                                     2017                   2016                   2015
                                                             --------------------   --------------------   -------------------
INVESTMENT INCOME:
      Dividends............................................  $             34,899   $             36,124   $            37,126
                                                             --------------------   --------------------   -------------------
EXPENSES:
      Mortality and expense risk charges...................                46,413                 42,345                48,439
                                                             --------------------   --------------------   -------------------
           Net investment income (loss)....................              (11,514)                (6,221)              (11,313)
                                                             --------------------   --------------------   -------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               692,292                     --                    --
      Realized gains (losses) on sale of investments.......               357,566                453,637               366,420
                                                             --------------------   --------------------   -------------------
           Net realized gains (losses).....................             1,049,858                453,637               366,420
                                                             --------------------   --------------------   -------------------
      Change in unrealized gains (losses) on investments...               159,525                861,100             (356,362)
                                                             --------------------   --------------------   -------------------
      Net realized and changes in unrealized gains (losses)
        on investments.....................................             1,209,383              1,314,737                10,058
                                                             --------------------   --------------------   -------------------
      Net increase (decrease) in net assets resulting
        from operations....................................  $          1,197,869   $          1,308,516   $           (1,255)
                                                             ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $             19,629    $              3,198   $              6,938
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                26,159                  22,806                 25,310
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (6,530)                (19,608)               (18,372)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               386,850                 665,873                887,454
      Realized gains (losses) on sale of investments.......                54,433                   4,035                124,466
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................               441,283                 669,908              1,011,920
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,315,448               (657,494)              (541,770)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,756,731                  12,414                470,150
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,750,201    $            (7,194)   $            451,778
                                                             ====================    ====================   ====================


                                                                            BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             22,559   $             15,644    $              9,423
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                39,628                 32,689                  37,993
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................              (17,069)               (17,045)                (28,570)
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               416,582                745,099                 591,705
      Realized gains (losses) on sale of investments.......               277,815                225,407                 392,599
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................               694,397                970,506                 984,304
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               789,248              (297,835)               (777,293)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,483,645                672,671                 207,011
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,466,576   $            655,626    $            178,441
                                                             ====================   ====================    ====================


                                                                           BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              4,257   $             32,627   $              25,042
                                                             --------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                21,505                 21,451                  24,345
                                                             --------------------   --------------------   ---------------------
           Net investment income (loss)....................              (17,248)                 11,176                     697
                                                             --------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
           Net realized gains (losses).....................              (96,669)              (266,985)               (218,089)
                                                             --------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                60,091              1,653,307             (1,446,457)
                                                             --------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              (36,578)              1,386,322             (1,664,546)
                                                             --------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           (53,826)   $          1,397,498   $         (1,663,849)
                                                             ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                         BHFTII WESTERN ASSET
                                                                MANAGEMENT STRATEGIC BOND OPPORTUNITIES
                                                                               DIVISION
                                                             --------------------------------------------
                                                                     2017                  2016 (a)
                                                             --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $            256,257    $             97,900
                                                             --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                35,694                  22,646
                                                             --------------------    --------------------
           Net investment income (loss)....................               220,563                  75,254
                                                             --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                      --
      Realized gains (losses) on sale of investments.......                33,679                  12,923
                                                             --------------------    --------------------
           Net realized gains (losses).....................                33,679                  12,923
                                                             --------------------    --------------------
      Change in unrealized gains (losses) on investments...               229,611                 184,899
                                                             --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               263,290                 197,822
                                                             --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            483,853    $            273,076
                                                             ====================    ====================



                                                                       BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                          DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                   2016                    2015
                                                             --------------------   --------------------    --------------------
INVESTMENT INCOME:
      Dividends............................................  $             18,877   $             15,336    $             25,111
                                                             --------------------   --------------------    --------------------
EXPENSES:
      Mortality and expense risk charges...................                 2,929                  2,291                   2,794
                                                             --------------------   --------------------    --------------------
           Net investment income (loss)....................                15,948                 13,045                  22,317
                                                             --------------------   --------------------    --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                    --                     --                      --
      Realized gains (losses) on sale of investments.......                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
           Net realized gains (losses).....................                 (752)                (1,395)                 (1,768)
                                                             --------------------   --------------------    --------------------
      Change in unrealized gains (losses) on investments...               (7,363)                  4,332                (16,976)
                                                             --------------------   --------------------    --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               (8,115)                  2,937                (18,744)
                                                             --------------------   --------------------    --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              7,833   $             15,982    $              3,573
                                                             ====================   ====================    ====================



                                                                                  FIDELITY VIP EQUITY-INCOME
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------   ---------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $            254,352   $             320,613   $            495,388
                                                             --------------------   ---------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                96,459                  92,775                100,658
                                                             --------------------   ---------------------   --------------------
           Net investment income (loss)....................               157,893                 227,838                394,730
                                                             --------------------   ---------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               309,975                 964,441              1,496,073
      Realized gains (losses) on sale of investments.......                88,011               (111,757)                 34,354
                                                             --------------------   ---------------------   --------------------
           Net realized gains (losses).....................               397,986                 852,684              1,530,427
                                                             --------------------   ---------------------   --------------------
      Change in unrealized gains (losses) on investments...             1,177,762               1,277,548            (2,639,815)
                                                             --------------------   ---------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................             1,575,748               2,130,232            (1,109,388)
                                                             --------------------   ---------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $          1,733,641   $           2,358,070   $          (714,658)
                                                             ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                     FIDELITY VIP MID CAP
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $             30,757    $             20,410   $              23,403
                                                             --------------------    --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                25,229                  24,064                  28,152
                                                             --------------------    --------------------   ---------------------
           Net investment income (loss)....................                 5,528                 (3,654)                 (4,749)
                                                             --------------------    --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................               201,360                 272,451                 612,064
      Realized gains (losses) on sale of investments.......                85,404                  39,317                 131,710
                                                             --------------------    --------------------   ---------------------
           Net realized gains (losses).....................               286,764                 311,768                 743,774
                                                             --------------------    --------------------   ---------------------
      Change in unrealized gains (losses) on investments...               527,778                 155,735               (795,687)
                                                             --------------------    --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               814,542                 467,503                (51,913)
                                                             --------------------    --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            820,070    $            463,849   $            (56,662)
                                                             ====================    ====================   =====================


                                                                              JPMORGAN INSURANCE TRUST CORE BOND
                                                                                           DIVISION
                                                             --------------------------------------------------------------------
                                                                      2017                   2016                    2015
                                                             ---------------------   --------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              18,897   $             19,307   $              30,525
                                                             ---------------------   --------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                  3,796                  3,856                   4,423
                                                             ---------------------   --------------------   ---------------------
           Net investment income (loss)....................                 15,101                 15,451                  26,102
                                                             ---------------------   --------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                     --                      --
      Realized gains (losses) on sale of investments.......                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
           Net realized gains (losses).....................                  (748)                (1,000)                 (1,941)
                                                             ---------------------   --------------------   ---------------------
      Change in unrealized gains (losses) on investments...                  7,512                  (657)                (19,927)
                                                             ---------------------   --------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                  6,764                (1,657)                (21,868)
                                                             ---------------------   --------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $              21,865   $             13,794   $               4,234
                                                             =====================   ====================   =====================


                                                                            JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                           DIVISION
                                                             -------------------------------------------------------------------
                                                                     2017                    2016                   2015
                                                             --------------------    --------------------   --------------------
INVESTMENT INCOME:
      Dividends............................................  $              9,006    $             11,087   $              4,187
                                                             --------------------    --------------------   --------------------
EXPENSES:
      Mortality and expense risk charges...................                11,456                   9,976                 11,077
                                                             --------------------    --------------------   --------------------
           Net investment income (loss)....................               (2,450)                   1,111                (6,890)
                                                             --------------------    --------------------   --------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                19,772                 173,271                295,568
      Realized gains (losses) on sale of investments.......                71,832                 166,566                151,620
                                                             --------------------    --------------------   --------------------
           Net realized gains (losses).....................                91,604                 339,837                447,188
                                                             --------------------    --------------------   --------------------
      Change in unrealized gains (losses) on investments...               328,670                   1,666              (621,720)
                                                             --------------------    --------------------   --------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................               420,274                 341,503              (174,532)
                                                             --------------------    --------------------   --------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $            417,824    $            342,614   $          (181,422)
                                                             ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                             RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $               38,103   $              44,466    $              18,345
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   8,092                   8,473                    9,313
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                  30,011                  35,993                    9,032
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                  51,158                      --                       --
       Realized gains (losses) on sale of investments.....                  21,564                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                  72,722                  30,847                   18,277
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 209,463                (39,455)                 (51,390)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 282,185                 (8,608)                 (33,113)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              312,196   $              27,385    $            (24,081)
                                                            ======================   =====================    =====================


                                                                                     RUSSELL STRATEGIC BOND
                                                                                            DIVISION
                                                            ------------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ----------------------   ----------------------
INVESTMENT INCOME:
       Dividends..........................................  $               12,727   $               17,013   $               26,477
                                                            ----------------------   ----------------------   ----------------------
EXPENSES:
       Mortality and expense risk charges.................                   5,469                    6,422                    6,749
                                                            ----------------------   ----------------------   ----------------------
            Net investment income (loss)..................                   7,258                   10,591                   19,728
                                                            ----------------------   ----------------------   ----------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                      --                   27,119                   12,843
       Realized gains (losses) on sale of investments.....                 (1,391)                    2,093                      874
                                                            ----------------------   ----------------------   ----------------------
            Net realized gains (losses)...................                 (1,391)                   29,212                   13,717
                                                            ----------------------   ----------------------   ----------------------
       Change in unrealized gains (losses) on investments.                  25,589                 (10,512)                 (41,255)
                                                            ----------------------   ----------------------   ----------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                  24,198                   18,700                 (27,538)
                                                            ----------------------   ----------------------   ----------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $               31,456   $               29,291   $              (7,810)
                                                            ======================   ======================   ======================


                                                                                  RUSSELL U.S. SMALL CAP EQUITY
                                                                                            DIVISION
                                                            -----------------------------------------------------------------------
                                                                     2017                     2016                     2015
                                                            ----------------------   ---------------------    ---------------------
INVESTMENT INCOME:
       Dividends..........................................  $                3,051   $              12,990    $              11,352
                                                            ----------------------   ---------------------    ---------------------
EXPENSES:
       Mortality and expense risk charges.................                   9,638                   9,144                   10,125
                                                            ----------------------   ---------------------    ---------------------
            Net investment income (loss)..................                 (6,587)                   3,846                    1,227
                                                            ----------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
       Realized gain distributions........................                 115,656                     858                  154,225
       Realized gains (losses) on sale of investments.....                  29,365                  11,311                   13,018
                                                            ----------------------   ---------------------    ---------------------
            Net realized gains (losses)...................                 145,021                  12,169                  167,243
                                                            ----------------------   ---------------------    ---------------------
       Change in unrealized gains (losses) on investments.                 100,755                 248,974                (300,458)
                                                            ----------------------   ---------------------    ---------------------
       Net realized and changes in unrealized gains (losses)
         on investments...................................                 245,776                 261,143                (133,215)
                                                            ----------------------   ---------------------    ---------------------
       Net increase (decrease) in net assets resulting
         from operations..................................  $              239,189   $             264,989    $           (131,988)
                                                            ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015



                                                                                  RUSSELL U.S. STRATEGIC EQUITY
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------   ---------------------    ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              39,412   $              38,106    $              30,646
                                                             ---------------------   ---------------------    ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 22,315                  21,434                   22,287
                                                             ---------------------   ---------------------    ---------------------
           Net investment income (loss)....................                 17,097                  16,672                    8,359
                                                             ---------------------   ---------------------    ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                378,230                 225,502                  313,207
      Realized gains (losses) on sale of investments.......                 55,257                  88,713                   45,490
                                                             ---------------------   ---------------------    ---------------------
           Net realized gains (losses).....................                433,487                 314,215                  358,697
                                                             ---------------------   ---------------------    ---------------------
      Change in unrealized gains (losses) on investments...                253,931                  15,350                (348,438)
                                                             ---------------------   ---------------------    ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................                687,418                 329,565                   10,259
                                                             ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $             704,515   $             346,237    $              18,618
                                                             =====================   =====================    =====================


                                                                                   VANECK VIP EMERGING MARKETS
                                                                                            DIVISION
                                                             ----------------------------------------------------------------------
                                                                      2017                    2016                    2015
                                                             ---------------------    ---------------------   ---------------------
INVESTMENT INCOME:
      Dividends............................................  $              14,924    $              19,433   $              27,015
                                                             ---------------------    ---------------------   ---------------------
EXPENSES:
      Mortality and expense risk charges...................                 15,293                   13,411                  16,334
                                                             ---------------------    ---------------------   ---------------------
           Net investment income (loss)....................                  (369)                    6,022                  10,681
                                                             ---------------------    ---------------------   ---------------------
NET REALIZED AND CHANGES IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions..........................                     --                   21,052                 266,571
      Realized gains (losses) on sale of investments.......                 33,302                (288,559)                (24,212)
                                                             ---------------------    ---------------------   ---------------------
           Net realized gains (losses).....................                 33,302                (267,507)                 242,359
                                                             ---------------------    ---------------------   ---------------------
      Change in unrealized gains (losses) on investments...              1,574,155                  288,392               (973,993)
                                                             ---------------------    ---------------------   ---------------------
      Net realized and changes in unrealized gains (losses)
         on investments....................................              1,607,457                   20,885               (731,634)
                                                             ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
         from operations...................................  $           1,607,088    $              26,907   $           (720,953)
                                                             =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                     AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (444)   $            (6,719)   $           (18,960)
   Net realized gains (losses).........................                41,357                762,714                483,962
   Change in unrealized gains (losses) on investments..               807,841              (711,241)              (456,444)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               848,754                 44,754                  8,558
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               157,039                174,030                209,666
   Net transfers (including fixed account).............             (489,820)              (804,093)                365,247
   Policy charges......................................             (155,094)              (191,524)              (216,755)
   Transfers for Policy benefits and terminations......             (321,268)              (293,219)              (247,095)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (809,143)            (1,114,806)                111,063
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............                39,611            (1,070,052)                119,621
NET ASSETS:
   Beginning of year...................................             3,762,685              4,832,737              4,713,116
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,802,296   $          3,762,685   $          4,832,737
                                                         ====================   ====================   ====================

                                                                                AMERICAN FUNDS GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------    -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             13,596   $             53,205    $            26,777
   Net realized gains (losses).........................             2,221,409              1,681,727              3,936,873
   Change in unrealized gains (losses) on investments..             2,080,715              (331,473)            (2,894,639)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             4,315,720              1,403,459              1,069,011
                                                         --------------------   --------------------    -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               767,596                830,232                960,812
   Net transfers (including fixed account).............             (865,480)              (518,352)              (729,180)
   Policy charges......................................             (693,537)              (692,655)              (758,489)
   Transfers for Policy benefits and terminations......           (1,429,251)            (1,222,645)              (653,372)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (2,220,672)            (1,603,420)            (1,180,229)
                                                         --------------------   --------------------    -------------------
     Net increase (decrease) in net assets.............             2,095,048              (199,961)              (111,218)
NET ASSETS:
   Beginning of year...................................            16,557,486             16,757,447             16,868,665
                                                         --------------------   --------------------    -------------------
   End of year.........................................  $         18,652,534   $         16,557,486    $        16,757,447
                                                         ====================   ====================    ===================

                                                                            AMERICAN FUNDS GROWTH-INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         -------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           111,625    $            105,858   $             98,825
   Net realized gains (losses).........................              938,434               1,339,406              1,820,665
   Change in unrealized gains (losses) on investments..            1,145,870               (373,381)            (1,796,982)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            2,195,929               1,071,883                122,508
                                                         -------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              489,656                 528,275                588,440
   Net transfers (including fixed account).............            (174,668)               (580,379)              (245,740)
   Policy charges......................................            (423,868)               (415,436)              (452,321)
   Transfers for Policy benefits and terminations......            (611,624)               (920,226)              (408,414)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (720,504)             (1,387,766)              (518,035)
                                                         -------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............            1,475,425               (315,883)              (395,527)
NET ASSETS:
   Beginning of year...................................           10,234,907              10,550,790             10,946,317
                                                         -------------------    --------------------   --------------------
   End of year.........................................  $        11,710,332    $         10,234,907   $         10,550,790
                                                         ===================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                647    $              1,022   $                 772
   Net realized gains (losses).........................                 2,715                   6,143                   4,072
   Change in unrealized gains (losses) on investments..                 5,960                 (3,551)                 (5,733)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 9,322                   3,614                   (889)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                   271                     271                   3,442
   Net transfers (including fixed account).............                    16                 (7,962)                   2,830
   Policy charges......................................               (1,783)                 (1,794)                 (2,031)
   Transfers for Policy benefits and terminations......               (1,515)                   (801)                    (29)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               (3,011)                (10,286)                   4,212
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............                 6,311                 (6,672)                   3,323
NET ASSETS:
   Beginning of year...................................                41,919                  48,591                  45,268
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $             48,230    $             41,919   $              48,591
                                                         ====================    ====================   =====================

                                                                           BHFTI CLARION GLOBAL REAL ESTATE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             96,182   $              68,331   $             141,077
   Net realized gains (losses).........................                19,244                  94,113                  37,749
   Change in unrealized gains (losses) on investments..               177,972                (93,220)               (239,288)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               293,398                  69,224                (60,462)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                77,723                  72,697                  71,590
   Net transfers (including fixed account).............              (53,852)               (568,321)                  18,073
   Policy charges......................................              (99,538)               (108,794)               (108,684)
   Transfers for Policy benefits and terminations......              (48,439)                      --                (96,753)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (124,106)               (604,418)               (115,774)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               169,292               (535,194)               (176,236)
NET ASSETS:
   Beginning of year...................................             2,834,793               3,369,987               3,546,223
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $          3,004,085   $           2,834,793   $           3,369,987
                                                         ====================   =====================   =====================

                                                                          BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              6,198    $              2,371   $               5,856
   Net realized gains (losses).........................                68,756                  71,427                 690,168
   Change in unrealized gains (losses) on investments..               154,155                (43,287)               (702,277)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               229,109                  30,511                 (6,253)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                72,482                  72,976                  81,096
   Net transfers (including fixed account).............              (12,379)                (91,266)             (1,455,033)
   Policy charges......................................              (70,750)                (72,833)               (102,818)
   Transfers for Policy benefits and terminations......             (100,058)                (25,128)                (29,195)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (110,705)               (116,251)             (1,505,950)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               118,404                (85,740)             (1,512,203)
NET ASSETS:
   Beginning of year...................................             1,340,372               1,426,112               2,938,315
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          1,458,776    $          1,340,372   $           1,426,112
                                                         ====================    ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI HARRIS OAKMARK INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             99,437   $            121,294   $            221,199
   Net realized gains (losses).........................                60,004                154,278                813,750
   Change in unrealized gains (losses) on investments..             1,689,235                143,639            (1,386,571)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,848,676                419,211              (351,622)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               270,612                272,674                291,531
   Net transfers (including fixed account).............               100,407            (1,022,351)              (213,410)
   Policy charges......................................             (292,798)              (276,123)              (288,125)
   Transfers for Policy benefits and terminations......             (164,112)              (310,861)              (266,994)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (85,891)            (1,336,661)              (476,998)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,762,785              (917,450)              (828,620)
NET ASSETS:
   Beginning of year...................................             6,180,576              7,098,026              7,926,646
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          7,943,361   $          6,180,576   $          7,098,026
                                                         ====================   ====================   ====================

                                                                           BHFTI INVESCO SMALL CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (3,245)   $            (2,917)   $            (1,675)
   Net realized gains (losses).........................               110,656                158,095                253,787
   Change in unrealized gains (losses) on investments..               142,459               (50,274)              (268,144)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               249,870                104,904               (16,032)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                43,445                 44,153                 45,753
   Net transfers (including fixed account).............               (9,268)               (35,143)               (16,877)
   Policy charges......................................              (34,336)               (34,190)               (36,099)
   Transfers for Policy benefits and terminations......              (17,491)               (18,398)               (17,079)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (17,650)               (43,578)               (24,302)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               232,220                 61,326               (40,334)
NET ASSETS:
   Beginning of year...................................               988,322                926,996                967,330
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          1,220,542   $            988,322   $            926,996
                                                         ====================   ====================   ====================

                                                                          BHFTI MFS RESEARCH INTERNATIONAL
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            125,085   $            136,188   $            251,290
   Net realized gains (losses).........................                96,658              (240,470)                 67,399
   Change in unrealized gains (losses) on investments..             1,966,754               (90,823)              (423,899)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             2,188,497              (195,105)              (105,210)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               499,486                500,995                553,626
   Net transfers (including fixed account).............             (939,318)            (1,329,078)                317,343
   Policy charges......................................             (463,699)              (476,499)              (524,579)
   Transfers for Policy benefits and terminations......             (282,681)              (413,471)              (384,259)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,186,212)            (1,718,053)               (37,869)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             1,002,285            (1,913,158)              (143,079)
NET ASSETS:
   Beginning of year...................................             8,251,678             10,164,836             10,307,915
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          9,253,963   $          8,251,678   $         10,164,836
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTI MORGAN STANLEY MID CAP GROWTH
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (2,364)   $            (7,901)   $            (9,187)
   Net realized gains (losses).........................               62,637                 32,343                 47,980
   Change in unrealized gains (losses) on investments..              563,488              (179,232)              (141,174)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              623,761              (154,790)              (102,381)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              116,136                125,831                128,187
   Net transfers (including fixed account).............             (56,829)               (38,125)               (31,990)
   Policy charges......................................             (85,464)               (83,113)               (86,177)
   Transfers for Policy benefits and terminations......             (80,116)               (48,411)               (57,769)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (106,273)               (43,818)               (47,749)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              517,488              (198,608)              (150,130)
NET ASSETS:
   Beginning of year...................................            1,587,726              1,786,334              1,936,464
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,105,214   $          1,587,726   $          1,786,334
                                                         ===================   ====================   ====================

                                                                              BHFTI PIMCO TOTAL RETURN
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            150,297   $            254,391   $            637,016
   Net realized gains (losses).........................                24,440              (142,777)                121,336
   Change in unrealized gains (losses) on investments..               252,866                198,934              (774,770)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               427,603                310,548               (16,418)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               539,052                526,508                555,683
   Net transfers (including fixed account).............               246,664            (1,573,215)              (201,352)
   Policy charges......................................             (446,558)              (500,052)              (521,279)
   Transfers for Policy benefits and terminations......             (305,978)            (1,086,148)              (265,467)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                33,180            (2,632,907)              (432,415)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               460,783            (2,322,359)              (448,833)
NET ASSETS:
   Beginning of year...................................             9,998,671             12,321,030             12,769,863
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         10,459,454   $          9,998,671   $         12,321,030
                                                         ====================   ====================   ====================

                                                                        BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,964   $             48,946   $             49,891
   Net realized gains (losses).........................              211,847                279,865                323,805
   Change in unrealized gains (losses) on investments..               90,317               (41,435)              (455,584)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              339,128                287,376               (81,888)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              171,014                154,224                153,355
   Net transfers (including fixed account).............             (53,111)                 15,860            (1,179,113)
   Policy charges......................................            (191,793)              (191,210)              (193,744)
   Transfers for Policy benefits and terminations......             (40,750)               (54,506)               (78,413)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (114,640)               (75,632)            (1,297,915)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              224,488                211,744            (1,379,803)
NET ASSETS:
   Beginning of year...................................            2,087,464              1,875,720              3,255,523
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         2,311,952   $          2,087,464   $          1,875,720
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTI T. ROWE PRICE MID CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (13,959)   $            (13,494)   $           (14,394)
   Net realized gains (losses).........................               307,384                 495,730                604,662
   Change in unrealized gains (losses) on investments..               395,543               (290,932)              (379,732)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               688,968                 191,304                210,536
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,825                 109,599                109,713
   Net transfers (including fixed account).............             (331,745)               (591,851)                765,982
   Policy charges......................................             (117,174)               (131,145)              (142,421)
   Transfers for Policy benefits and terminations......             (297,638)               (162,405)              (135,440)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (641,732)               (775,802)                597,834
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............                47,236               (584,498)                808,370
NET ASSETS:
   Beginning of year...................................             3,119,748               3,704,246              2,895,876
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $          3,166,984   $           3,119,748   $          3,704,246
                                                         ====================   =====================   ====================

                                                                         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              25,881   $             15,687   $              13,119
   Net realized gains (losses).........................                 20,553                103,717                 387,291
   Change in unrealized gains (losses) on investments..                297,352                399,812               (807,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                343,786                519,216               (407,517)
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                160,136                201,029                 246,302
   Net transfers (including fixed account).............              (109,138)              (544,756)                 520,158
   Policy charges......................................              (169,162)              (177,172)               (213,927)
   Transfers for Policy benefits and terminations......               (56,837)              (297,355)               (264,269)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (175,001)              (818,254)                 288,264
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                168,785              (299,038)               (119,253)
NET ASSETS:
   Beginning of year...................................              3,744,567              4,043,605               4,162,858
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $           3,913,352   $          3,744,567   $           4,043,605
                                                         =====================   ====================   =====================

                                                                      BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                    2015
                                                         ---------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,545   $             22,734    $             25,128
   Net realized gains (losses).........................                 21,550               (16,468)                (17,092)
   Change in unrealized gains (losses) on investments..                558,804                 84,434                (51,040)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                597,899                 90,700                (43,004)
                                                         ---------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                118,094                133,824                 147,302
   Net transfers (including fixed account).............               (63,789)                 24,431                   5,816
   Policy charges......................................               (84,526)               (80,068)                (77,294)
   Transfers for Policy benefits and terminations......               (99,290)              (127,060)               (120,467)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (129,511)               (48,873)                (44,643)
                                                         ---------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                468,388                 41,827                (87,647)
NET ASSETS:
   Beginning of year...................................              1,806,841              1,765,014               1,852,661
                                                         ---------------------   --------------------    --------------------
   End of year.........................................  $           2,275,229   $          1,806,841    $          1,765,014
                                                         =====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                            BHFTII BLACKROCK BOND INCOME
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             93,428   $             45,836   $             64,427
   Net realized gains (losses).........................               (7,702)                (3,875)                 22,911
   Change in unrealized gains (losses) on investments..                43,764               (47,132)               (85,628)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               129,490                (5,171)                  1,710
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               104,645                104,805                106,154
   Net transfers (including fixed account).............               478,526              2,025,275                 89,471
   Policy charges......................................             (170,449)              (122,526)               (84,993)
   Transfers for Policy benefits and terminations......             (178,527)              (205,032)               (49,470)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               234,195              1,802,522                 61,162
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               363,685              1,797,351                 62,872
NET ASSETS:
   Beginning of year...................................             3,728,404              1,931,053              1,868,181
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,092,089   $          3,728,404   $          1,931,053
                                                         ====================   ====================   ====================

                                                                        BHFTII BLACKROCK CAPITAL APPRECIATION
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (7,245)   $            (9,537)   $           (10,861)
   Net realized gains (losses).........................               172,325                296,353                593,843
   Change in unrealized gains (losses) on investments..               660,446              (299,992)              (421,432)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               825,526               (13,176)                161,550
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               154,760                167,532                192,543
   Net transfers (including fixed account).............             (182,718)              (129,390)              (123,712)
   Policy charges......................................             (148,128)              (149,263)              (146,699)
   Transfers for Policy benefits and terminations......             (131,594)              (148,167)              (125,759)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (307,680)              (259,288)              (203,627)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               517,846              (272,464)               (42,077)
NET ASSETS:
   Beginning of year...................................             2,562,333              2,834,797              2,876,874
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,080,179   $          2,562,333   $          2,834,797
                                                         ====================   ====================   ====================

                                                                       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (5,514)   $           (20,615)   $           (25,378)
   Net realized gains (losses).........................                 4,080                  1,666                     --
   Change in unrealized gains (losses) on investments..                20,890                 12,277                     --
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                19,456                (6,672)               (25,378)
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               415,445                450,687                534,610
   Net transfers (including fixed account).............              (33,364)              (118,238)              1,192,319
   Policy charges......................................             (333,907)              (353,827)              (423,919)
   Transfers for Policy benefits and terminations......             (383,114)              (663,241)            (1,513,527)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (334,940)              (684,619)              (210,517)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (315,484)              (691,291)              (235,895)
NET ASSETS:
   Beginning of year...................................             4,812,744              5,504,035              5,739,930
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          4,497,260   $          4,812,744   $          5,504,035
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 20
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               2,607   $               3,740    $               2,493
   Net realized gains (losses).........................                  1,716                   3,537                    3,410
   Change in unrealized gains (losses) on investments..                  3,429                 (2,226)                  (6,137)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  7,752                   5,051                    (234)
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  1,222                   1,222                    2,404
   Net transfers (including fixed account).............                     --                      --                        1
   Policy charges......................................                (3,289)                 (2,974)                  (3,215)
   Transfers for Policy benefits and terminations......                (7,481)                     (2)                       --
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (9,548)                 (1,754)                    (810)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                (1,796)                   3,297                  (1,044)
NET ASSETS:
   Beginning of year...................................                110,210                 106,913                  107,957
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             108,414   $             110,210    $             106,913
                                                         =====================   =====================    =====================

                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                                                       DIVISION
                                                         ---------------------------------------------------------------------
                                                                 2017                    2016                     2015
                                                         ---------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               5,349   $               8,469   $               1,066
   Net realized gains (losses).........................                  7,013                  14,165                  12,187
   Change in unrealized gains (losses) on investments..                 12,945                 (8,803)                (19,736)
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 25,307                  13,831                 (6,483)
                                                         ---------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                    253                      67                      --
   Net transfers (including fixed account).............                     --                      --                 227,070
   Policy charges......................................                (4,416)                 (2,353)                 (1,633)
   Transfers for Policy benefits and terminations......                     --                      --                      --
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (4,163)                 (2,286)                 225,437
                                                         ---------------------   ---------------------   ---------------------
      Net increase (decrease) in net assets............                 21,144                  11,545                 218,954
NET ASSETS:
   Beginning of year...................................                231,122                 219,577                     623
                                                         ---------------------   ---------------------   ---------------------
   End of year.........................................  $             252,266   $             231,122   $             219,577
                                                         =====================   =====================   =====================

                                                                         BHFTII BRIGHTHOUSE ASSET ALLOCATION 60
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                 2017                     2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               7,315   $              10,465    $               2,614
   Net realized gains (losses).........................                 14,940                  27,897                   56,132
   Change in unrealized gains (losses) on investments..                 29,679                (16,166)                 (56,186)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 51,934                  22,196                    2,560
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 33,616                  31,626                   39,530
   Net transfers (including fixed account).............                     11                  62,669                  (9,808)
   Policy charges......................................                (8,885)                 (9,109)                 (15,462)
   Transfers for Policy benefits and terminations......                     --                      --                (214,052)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 24,742                  85,186                (199,792)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 76,676                 107,382                (197,232)
NET ASSETS:
   Beginning of year...................................                336,803                 229,421                  426,653
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $             413,479   $             336,803    $             229,421
                                                         =====================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             14,834   $              22,881   $               4,019
   Net realized gains (losses).........................                55,321                  97,916                  38,679
   Change in unrealized gains (losses) on investments..                79,824                (61,134)                (54,209)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               149,979                  59,663                (11,511)
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                62,701                  64,526                  71,665
   Net transfers (including fixed account).............                    --                (62,668)                      --
   Policy charges......................................              (22,699)                (31,158)                (37,518)
   Transfers for Policy benefits and terminations......              (56,266)                 (9,543)                   (894)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (16,264)                (38,843)                  33,253
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               133,715                  20,820                  21,742
NET ASSETS:
   Beginning of year...................................               778,418                 757,598                 735,856
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $            912,133   $             778,418   $             757,598
                                                         ====================   =====================   =====================

                                                                       BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              11,030   $              25,748   $             26,167
   Net realized gains (losses).........................                 60,211                 382,414                480,269
   Change in unrealized gains (losses) on investments..                339,435                 264,858              (831,669)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                410,676                 673,020              (325,233)
                                                         ---------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                173,476                 191,653                261,397
   Net transfers (including fixed account).............              (217,122)                 172,543              (103,143)
   Policy charges......................................              (164,373)               (182,301)              (235,757)
   Transfers for Policy benefits and terminations......              (233,777)               (200,747)              (236,534)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (441,796)                (18,852)              (314,037)
                                                         ---------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               (31,120)                 654,168              (639,270)
NET ASSETS:
   Beginning of year...................................              3,583,115               2,928,947              3,568,217
                                                         ---------------------   ---------------------   --------------------
   End of year.........................................  $           3,551,995   $           3,583,115   $          2,928,947
                                                         =====================   =====================   ====================

                                                                        BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            131,344   $             163,612   $             113,168
   Net realized gains (losses).........................               332,152                 470,776               1,516,406
   Change in unrealized gains (losses) on investments..               853,760               (135,374)             (1,462,562)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,317,256                 499,014                 167,012
                                                         --------------------   ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               409,816                 405,104                 376,761
   Net transfers (including fixed account).............                18,965               1,022,564                  69,367
   Policy charges......................................             (402,447)               (384,657)               (362,701)
   Transfers for Policy benefits and terminations......             (395,816)               (331,314)               (454,436)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (369,482)                 711,697               (371,009)
                                                         --------------------   ---------------------   ---------------------
     Net increase (decrease) in net assets.............               947,774               1,210,711               (203,997)
NET ASSETS:
   Beginning of year...................................             9,172,261               7,961,550               8,165,547
                                                         --------------------   ---------------------   ---------------------
   End of year.........................................  $         10,120,035   $           9,172,261   $           7,961,550
                                                         ====================   =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII BRIGHTHOUSE/WELLINGTON CORE EQUITY OPPORTUNITIES
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             65,244    $             80,723   $             74,420
   Net realized gains (losses).........................               221,151                 187,343              1,876,991
   Change in unrealized gains (losses) on investments..               713,120                 121,024            (1,850,670)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               999,515                 389,090                100,741
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               272,089                 317,110                306,639
   Net transfers (including fixed account).............             (530,226)                 301,240              (144,772)
   Policy charges......................................             (259,078)               (285,220)              (242,235)
   Transfers for Policy benefits and terminations......             (247,440)               (233,430)              (219,730)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (764,655)                  99,700              (300,098)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............               234,860                 488,790              (199,357)
NET ASSETS:
   Beginning of year...................................             5,750,637               5,261,847              5,461,204
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          5,985,497    $          5,750,637   $          5,261,847
                                                         ====================    ====================   ====================

                                                                           BHFTII FRONTIER MID CAP GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (21,515)   $           (20,381)   $           (23,259)
   Net realized gains (losses).........................               234,407                465,063                593,758
   Change in unrealized gains (losses) on investments..               523,297              (286,708)              (476,786)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               736,189                157,974                 93,713
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               203,510                208,222                226,654
   Net transfers (including fixed account).............              (83,302)              (311,354)               (24,124)
   Policy charges......................................             (208,120)              (216,715)              (227,960)
   Transfers for Policy benefits and terminations......             (436,017)               (99,016)              (216,623)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (523,929)              (418,863)              (242,053)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............               212,260              (260,889)              (148,340)
NET ASSETS:
   Beginning of year...................................             3,145,053              3,405,942              3,554,282
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $          3,357,313   $          3,145,053   $          3,405,942
                                                         ====================   ====================   ====================

                                                                               BHFTII JENNISON GROWTH
                                                                                      DIVISION
                                                         ------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (92,878)   $           (86,023)   $          (108,996)
   Net realized gains (losses).........................             2,259,880              3,314,806              4,731,846
   Change in unrealized gains (losses) on investments..             5,682,678            (3,419,832)            (2,060,648)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             7,849,680              (191,049)              2,562,202
                                                         --------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             1,336,728              1,361,226              1,484,488
   Net transfers (including fixed account).............             (330,337)            (2,521,193)            (1,130,021)
   Policy charges......................................           (1,602,837)            (1,563,870)            (1,574,145)
   Transfers for Policy benefits and terminations......           (1,196,802)            (1,061,873)            (1,491,131)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,793,248)            (3,785,710)            (2,710,809)
                                                         --------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             6,056,432            (3,976,759)              (148,607)
NET ASSETS:
   Beginning of year...................................            21,931,124             25,907,883             26,056,490
                                                         --------------------   --------------------   --------------------
   End of year.........................................  $         27,987,556   $         21,931,124   $         25,907,883
                                                         ====================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                        BHFTII METLIFE AGGREGATE BOND INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           315,748   $            300,612   $            326,959
   Net realized gains (losses).........................              (1,761)                 18,120                 21,767
   Change in unrealized gains (losses) on investments..               44,573               (77,577)              (396,378)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              358,560                241,155               (47,652)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              515,090                526,120                536,187
   Net transfers (including fixed account).............               37,870                 34,078               (10,629)
   Policy charges......................................            (630,491)              (670,645)              (632,399)
   Transfers for Policy benefits and terminations......            (348,486)              (379,713)              (314,883)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            (426,017)              (490,160)              (421,724)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............             (67,457)              (249,005)              (469,376)
NET ASSETS:
   Beginning of year...................................           13,766,735             14,015,740             14,485,116
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $        13,699,278   $         13,766,735   $         14,015,740
                                                         ===================   ====================   ====================

                                                                        BHFTII METLIFE MID CAP STOCK INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            36,944   $             17,445   $             17,547
   Net realized gains (losses).........................              244,206                184,009                416,000
   Change in unrealized gains (losses) on investments..              191,763                180,914              (480,822)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              472,913                382,368               (47,275)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               84,596                 76,347                 77,604
   Net transfers (including fixed account).............            1,104,945              (105,809)              (943,720)
   Policy charges......................................             (86,335)               (65,494)               (66,245)
   Transfers for Policy benefits and terminations......             (10,556)               (32,709)               (90,256)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................            1,092,650              (127,665)            (1,022,617)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            1,565,563                254,703            (1,069,892)
NET ASSETS:
   Beginning of year...................................            2,267,923              2,013,220              3,083,112
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         3,833,486   $          2,267,923   $          2,013,220
                                                         ===================   ====================   ====================

                                                                          BHFTII METLIFE MSCI EAFE INDEX
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            97,420   $             81,136   $            119,087
   Net realized gains (losses).........................               58,406                  4,142                 65,063
   Change in unrealized gains (losses) on investments..              818,791               (50,058)              (237,706)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................              974,617                 35,220               (53,556)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              260,250                269,233                286,853
   Net transfers (including fixed account).............              104,934               (46,984)                 79,362
   Policy charges......................................            (232,101)              (250,940)              (265,228)
   Transfers for Policy benefits and terminations......            (209,480)               (67,532)              (407,339)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (76,397)               (96,223)              (306,352)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............              898,220               (61,003)              (359,908)
NET ASSETS:
   Beginning of year...................................            4,043,957              4,104,960              4,464,868
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         4,942,177   $          4,043,957   $          4,104,960
                                                         ===================   ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          BHFTII METLIFE RUSSELL 2000 INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             25,009   $             28,174    $             27,732
   Net realized gains (losses).........................               268,175                318,085                 392,835
   Change in unrealized gains (losses) on investments..               148,566                236,931               (573,131)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               441,750                583,190               (152,564)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               118,727                111,560                 129,283
   Net transfers (including fixed account).............              (15,395)              (206,162)               (284,372)
   Policy charges......................................             (111,452)              (109,315)               (117,849)
   Transfers for Policy benefits and terminations......             (232,395)              (242,881)               (156,265)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (240,515)              (446,798)               (429,203)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               201,235                136,392               (581,767)
NET ASSETS:
   Beginning of year...................................             3,254,335              3,117,943               3,699,710
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          3,455,570   $          3,254,335    $          3,117,943
                                                         ====================   ====================    ====================

                                                                             BHFTII METLIFE STOCK INDEX
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            667,294   $            725,739   $             660,586
   Net realized gains (losses).........................             3,414,047              3,924,564               5,534,537
   Change in unrealized gains (losses) on investments..             6,588,528                724,662             (5,754,918)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................            10,669,869              5,374,965                 440,205
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........             2,794,879              2,913,736               3,151,873
   Net transfers (including fixed account).............                 4,417            (1,314,555)             (2,024,189)
   Policy charges......................................           (3,206,860)            (3,434,129)             (3,576,575)
   Transfers for Policy benefits and terminations......           (2,947,853)            (2,427,687)             (5,025,841)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (3,355,417)            (4,262,635)             (7,474,732)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             7,314,452              1,112,330             (7,034,527)
NET ASSETS:
   Beginning of year...................................            52,646,385             51,534,055              58,568,582
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $         59,960,837   $         52,646,385   $          51,534,055
                                                         ====================   ====================   =====================

                                                                               BHFTII MFS TOTAL RETURN
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             57,182   $             66,350    $             70,244
   Net realized gains (losses).........................               213,781                249,367                  38,051
   Change in unrealized gains (losses) on investments..                50,500               (64,607)               (128,963)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               321,463                251,110                (20,668)
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               133,421                145,664                 145,455
   Net transfers (including fixed account).............                31,528              (487,689)                (15,206)
   Policy charges......................................             (161,244)              (168,857)               (164,300)
   Transfers for Policy benefits and terminations......             (252,389)              (110,198)                (63,250)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (248,684)              (621,080)                (97,301)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............                72,779              (369,970)               (117,969)
NET ASSETS:
   Beginning of year...................................             2,871,810              3,241,780               3,359,749
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          2,944,589   $          2,871,810    $          3,241,780
                                                         ====================   ====================    ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 BHFTII MFS VALUE
                                                                                     DIVISION
                                                         -----------------------------------------------------------------
                                                                2017                   2016                   2015
                                                         -------------------   --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           130,551   $            110,439   $            145,941
   Net realized gains (losses).........................              574,859                546,923              1,837,805
   Change in unrealized gains (losses) on investments..              645,393                253,948            (2,085,181)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................            1,350,803                911,310              (101,435)
                                                         -------------------   --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........              216,687                211,751                261,646
   Net transfers (including fixed account).............            1,272,109            (1,151,434)              1,295,988
   Policy charges......................................            (278,150)              (283,083)              (289,889)
   Transfers for Policy benefits and terminations......            (331,149)              (657,430)              (193,581)
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              879,497            (1,880,196)              1,074,164
                                                         -------------------   --------------------   --------------------
     Net increase (decrease) in net assets.............            2,230,300              (968,886)                972,729
NET ASSETS:
   Beginning of year...................................            7,107,991              8,076,877              7,104,148
                                                         -------------------   --------------------   --------------------
   End of year.........................................  $         9,338,291   $          7,107,991   $          8,076,877
                                                         ===================   ====================   ====================

                                                                                 BHFTII MFS VALUE II
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             94,859   $             45,285   $            57,932
   Net realized gains (losses).........................              (26,868)                229,571               363,851
   Change in unrealized gains (losses) on investments..               257,084                479,870             (752,133)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................               325,075                754,726             (330,350)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               339,002                386,121               383,914
   Net transfers (including fixed account).............                   146               (62,853)              (70,757)
   Policy charges......................................             (317,135)              (341,311)             (353,506)
   Transfers for Policy benefits and terminations......             (223,640)              (489,112)             (492,577)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (201,627)              (507,155)             (532,926)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               123,448                247,571             (863,276)
NET ASSETS:
   Beginning of year...................................             4,805,065              4,557,494             5,420,770
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          4,928,513   $          4,805,065   $         4,557,494
                                                         ====================   ====================   ===================

                                                                           BHFTII NEUBERGER BERMAN GENESIS
                                                                                      DIVISION
                                                         -----------------------------------------------------------------
                                                                 2017                   2016                   2015
                                                         --------------------   --------------------   -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (11,514)   $            (6,221)   $          (11,313)
   Net realized gains (losses).........................             1,049,858                453,637               366,420
   Change in unrealized gains (losses) on investments..               159,525                861,100             (356,362)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,197,869              1,308,516               (1,255)
                                                         --------------------   --------------------   -------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               334,810                350,134               427,946
   Net transfers (including fixed account).............             (340,036)              (665,556)             (278,138)
   Policy charges......................................             (304,353)              (322,724)             (345,019)
   Transfers for Policy benefits and terminations......             (325,200)              (377,307)             (447,432)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (634,779)            (1,015,453)             (642,643)
                                                         --------------------   --------------------   -------------------
     Net increase (decrease) in net assets.............               563,090                293,063             (643,898)
NET ASSETS:
   Beginning of year...................................             8,106,048              7,812,985             8,456,883
                                                         --------------------   --------------------   -------------------
   End of year.........................................  $          8,669,138   $          8,106,048   $         7,812,985
                                                         ====================   ====================   ===================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                         BHFTII T. ROWE PRICE LARGE CAP GROWTH
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (6,530)    $           (19,608)   $           (18,372)
   Net realized gains (losses).........................               441,283                 669,908              1,011,920
   Change in unrealized gains (losses) on investments..             1,315,448               (657,494)              (541,770)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,750,201                 (7,194)                451,778
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               128,412                 146,857                139,638
   Net transfers (including fixed account).............               710,670             (1,331,839)              2,071,915
   Policy charges......................................             (250,019)               (247,831)              (246,584)
   Transfers for Policy benefits and terminations......             (136,994)               (335,748)              (269,520)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               452,069             (1,768,561)              1,695,449
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             2,202,270             (1,775,755)              2,147,227
NET ASSETS:
   Beginning of year...................................             5,151,979               6,927,734              4,780,507
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          7,354,249    $          5,151,979   $          6,927,734
                                                         ====================    ====================   ====================

                                                                        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,069)   $           (17,045)    $           (28,570)
   Net realized gains (losses).........................               694,397                970,506                 984,304
   Change in unrealized gains (losses) on investments..               789,248              (297,835)               (777,293)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,466,576                655,626                 178,441
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               237,047                234,437                 262,429
   Net transfers (including fixed account).............               281,335              (147,615)               (675,813)
   Policy charges......................................             (238,295)              (224,255)               (222,565)
   Transfers for Policy benefits and terminations......             (345,307)              (150,228)               (140,371)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (65,220)              (287,661)               (776,320)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............             1,401,356                367,965               (597,879)
NET ASSETS:
   Beginning of year...................................             6,615,513              6,247,548               6,845,427
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $          8,016,869   $          6,615,513    $          6,247,548
                                                         ====================   ====================    ====================

                                                                       BHFTII VAN ECK GLOBAL NATURAL RESOURCES
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $           (17,248)   $             11,176   $                 697
   Net realized gains (losses).........................              (96,669)              (266,985)               (218,089)
   Change in unrealized gains (losses) on investments..                60,091              1,653,307             (1,446,457)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................              (53,826)              1,397,498             (1,663,849)
                                                         --------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                49,089                 59,447                  89,204
   Net transfers (including fixed account).............                16,073              (379,476)                 135,003
   Policy charges......................................             (119,021)              (124,113)               (136,170)
   Transfers for Policy benefits and terminations......             (102,355)                     --               (164,149)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (156,214)              (444,142)                (76,112)
                                                         --------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............             (210,040)                953,356             (1,739,961)
NET ASSETS:
   Beginning of year...................................             4,317,890              3,364,534               5,104,495
                                                         --------------------   --------------------   ---------------------
   End of year.........................................  $          4,107,850   $          4,317,890   $           3,364,534
                                                         ====================   ====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                BHFTII WESTERN ASSET MANAGEMENT
                                                                 STRATEGIC BOND OPPORTUNITIES
                                                                           DIVISION
                                                         --------------------------------------------
                                                                 2017                  2016 (a)
                                                         --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            220,563    $             75,254
   Net realized gains (losses).........................                33,679                  12,923
   Change in unrealized gains (losses) on investments..               229,611                 184,899
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               483,853                 273,076
                                                         --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               308,320                 189,322
   Net transfers (including fixed account).............               363,536               6,269,062
   Policy charges......................................             (311,865)               (216,730)
   Transfers for Policy benefits and terminations......             (151,444)               (257,038)
                                                         --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               208,547               5,984,616
                                                         --------------------    --------------------
     Net increase (decrease) in net assets.............               692,400               6,257,692
NET ASSETS:
   Beginning of year...................................             6,257,692                      --
                                                         --------------------    --------------------
   End of year.........................................  $          6,950,092    $          6,257,692
                                                         ====================    ====================


                                                                   BHFTII WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
                                                                                      DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                   2016                    2015
                                                         --------------------   --------------------    --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $             15,948   $             13,045    $             22,317
   Net realized gains (losses).........................                 (752)                (1,395)                 (1,768)
   Change in unrealized gains (losses) on investments..               (7,363)                  4,332                (16,976)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 7,833                 15,982                   3,573
                                                         --------------------   --------------------    --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                26,406                 32,681                  31,387
   Net transfers (including fixed account).............               281,747              (424,015)                  18,603
   Policy charges......................................              (23,200)               (23,895)                (38,426)
   Transfers for Policy benefits and terminations......              (16,365)              (163,851)                (89,282)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               268,588              (579,080)                (77,718)
                                                         --------------------   --------------------    --------------------
     Net increase (decrease) in net assets.............               276,421              (563,098)                (74,145)
NET ASSETS:
   Beginning of year...................................               447,387              1,010,485               1,084,630
                                                         --------------------   --------------------    --------------------
   End of year.........................................  $            723,808   $            447,387    $          1,010,485
                                                         ====================   ====================    ====================


                                                                              FIDELITY VIP EQUITY-INCOME
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------   ---------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            157,893   $             227,838   $            394,730
   Net realized gains (losses).........................               397,986                 852,684              1,530,427
   Change in unrealized gains (losses) on investments..             1,177,762               1,277,548            (2,639,815)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................             1,733,641               2,358,070              (714,658)
                                                         --------------------   ---------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               711,885                 750,160                820,946
   Net transfers (including fixed account).............             (182,470)               (936,113)              (313,064)
   Policy charges......................................             (859,005)               (900,466)              (882,793)
   Transfers for Policy benefits and terminations......             (851,560)             (1,097,797)              (842,313)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................           (1,181,150)             (2,184,216)            (1,217,224)
                                                         --------------------   ---------------------   --------------------
     Net increase (decrease) in net assets.............               552,491                 173,854            (1,931,882)
NET ASSETS:
   Beginning of year...................................            14,906,317              14,732,463             16,664,345
                                                         --------------------   ---------------------   --------------------
   End of year.........................................  $         15,458,808   $          14,906,317   $         14,732,463
                                                         ====================   =====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                                 FIDELITY VIP MID CAP
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              5,528    $            (3,654)   $             (4,749)
   Net realized gains (losses).........................               286,764                 311,768                 743,774
   Change in unrealized gains (losses) on investments..               527,778                 155,735               (795,687)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................               820,070                 463,849                (56,662)
                                                         --------------------    --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........               166,617                 195,502                 265,812
   Net transfers (including fixed account).............             (168,577)               (132,030)               (462,030)
   Policy charges......................................             (249,316)               (261,535)               (267,240)
   Transfers for Policy benefits and terminations......             (177,004)               (446,142)               (211,095)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................             (428,280)               (644,205)               (674,553)
                                                         --------------------    --------------------   ---------------------
     Net increase (decrease) in net assets.............               391,790               (180,356)               (731,215)
NET ASSETS:
   Beginning of year...................................             4,280,262               4,460,618               5,191,833
                                                         --------------------    --------------------   ---------------------
   End of year.........................................  $          4,672,052    $          4,280,262   $           4,460,618
                                                         ====================    ====================   =====================

                                                                          JPMORGAN INSURANCE TRUST CORE BOND
                                                                                       DIVISION
                                                         --------------------------------------------------------------------
                                                                  2017                   2016                    2015
                                                         ---------------------   --------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              15,101   $             15,451   $              26,102
   Net realized gains (losses).........................                  (748)                (1,000)                 (1,941)
   Change in unrealized gains (losses) on investments..                  7,512                  (657)                (19,927)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from operations................................                 21,865                 13,794                   4,234
                                                         ---------------------   --------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                 49,276                 52,595                  57,460
   Net transfers (including fixed account).............                 36,335               (34,264)                  75,813
   Policy charges......................................               (37,722)               (40,085)                (47,058)
   Transfers for Policy benefits and terminations......               (18,018)              (141,200)                (77,675)
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................                 29,871              (162,954)                   8,540
                                                         ---------------------   --------------------   ---------------------
     Net increase (decrease) in net assets.............                 51,736              (149,160)                  12,774
NET ASSETS:
   Beginning of year...................................                698,826                847,986                 835,212
                                                         ---------------------   --------------------   ---------------------
   End of year.........................................  $             750,562   $            698,826   $             847,986
                                                         =====================   ====================   =====================

                                                                        JPMORGAN INSURANCE TRUST SMALL CAP CORE
                                                                                       DIVISION
                                                         -------------------------------------------------------------------
                                                                 2017                    2016                   2015
                                                         --------------------    --------------------   --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $            (2,450)    $              1,111   $            (6,890)
   Net realized gains (losses).........................                91,604                 339,837                447,188
   Change in unrealized gains (losses) on investments..               328,670                   1,666              (621,720)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from operations................................               417,824                 342,614              (181,422)
                                                         --------------------    --------------------   --------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                94,376                  98,392                104,803
   Net transfers (including fixed account).............               785,464               (900,618)                 59,099
   Policy charges......................................             (108,872)                (95,987)              (115,256)
   Transfers for Policy benefits and terminations......             (124,977)                (57,794)              (130,155)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets resulting
        from Policy transactions.......................               645,991               (956,007)               (81,509)
                                                         --------------------    --------------------   --------------------
     Net increase (decrease) in net assets.............             1,063,815               (613,393)              (262,931)
NET ASSETS:
   Beginning of year...................................             2,277,324               2,890,717              3,153,648
                                                         --------------------    --------------------   --------------------
   End of year.........................................  $          3,341,139    $          2,277,324   $          2,890,717
                                                         ====================    ====================   ====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                          RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               30,011   $              35,993    $               9,032
   Net realized gains (losses).........................                  72,722                  30,847                   18,277
   Change in unrealized gains (losses) on investments..                 209,463                (39,455)                 (51,390)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 312,196                  27,385                 (24,081)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  30,791                  38,008                   38,646
   Net transfers (including fixed account).............                (71,504)               (212,157)                 (22,403)
   Policy charges......................................                (32,080)                (37,882)                 (39,996)
   Transfers for Policy benefits and terminations......                 (3,031)                (18,425)                  (9,974)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (75,824)               (230,456)                 (33,727)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 236,372               (203,071)                 (57,808)
NET ASSETS:
   Beginning of year...................................               1,306,331               1,509,402                1,567,210
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,542,703   $           1,306,331    $           1,509,402
                                                         ======================   =====================    =====================

                                                                                  RUSSELL STRATEGIC BOND
                                                                                         DIVISION
                                                         ------------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ----------------------   ----------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $                7,258   $               10,591   $               19,728
   Net realized gains (losses).........................                 (1,391)                   29,212                   13,717
   Change in unrealized gains (losses) on investments..                  25,589                 (10,512)                 (41,255)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from operations................................                  31,456                   29,291                  (7,810)
                                                         ----------------------   ----------------------   ----------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  22,663                   24,803                   29,017
   Net transfers (including fixed account).............                (47,918)                (119,683)                    6,146
   Policy charges......................................                (58,671)                 (64,781)                 (63,084)
   Transfers for Policy benefits and terminations......                 (3,164)                 (10,131)                       --
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (87,090)                (169,792)                 (27,921)
                                                         ----------------------   ----------------------   ----------------------
      Net increase (decrease) in net assets............                (55,634)                (140,501)                 (35,731)
NET ASSETS:
   Beginning of year...................................                 949,307                1,089,808                1,125,539
                                                         ----------------------   ----------------------   ----------------------
   End of year.........................................  $              893,673   $              949,307   $            1,089,808
                                                         ======================   ======================   ======================

                                                                               RUSSELL U.S. SMALL CAP EQUITY
                                                                                         DIVISION
                                                         -----------------------------------------------------------------------
                                                                  2017                     2016                     2015
                                                         ----------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              (6,587)   $               3,846    $               1,227
   Net realized gains (losses).........................                 145,021                  12,169                  167,243
   Change in unrealized gains (losses) on investments..                 100,755                 248,974                (300,458)
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                 239,189                 264,989                (131,988)
                                                         ----------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                  48,091                  49,566                   56,208
   Net transfers (including fixed account).............                (35,859)               (191,033)                   24,881
   Policy charges......................................                (46,252)                (49,655)                 (52,663)
   Transfers for Policy benefits and terminations......                (58,777)                (25,245)                       --
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                (92,797)               (216,367)                   28,426
                                                         ----------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                 146,392                  48,622                (103,562)
NET ASSETS:
   Beginning of year...................................               1,636,361               1,587,739                1,691,301
                                                         ----------------------   ---------------------    ---------------------
   End of year.........................................  $            1,782,753   $           1,636,361    $           1,587,739
                                                         ======================   =====================    =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                 OF GENERAL AMERICAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
            FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015


                                                                              RUSSELL U.S. STRATEGIC EQUITY
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------   ---------------------    ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $              17,097   $              16,672    $               8,359
   Net realized gains (losses).........................                433,487                 314,215                  358,697
   Change in unrealized gains (losses) on investments..                253,931                  15,350                (348,438)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................                704,515                 346,237                   18,618
                                                         ---------------------   ---------------------    ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                114,659                 135,355                  107,638
   Net transfers (including fixed account).............              (148,122)               (374,679)                 (72,144)
   Policy charges......................................              (132,908)               (139,589)                (134,202)
   Transfers for Policy benefits and terminations......               (12,362)                (50,667)                 (23,948)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................              (178,733)               (429,580)                (122,656)
                                                         ---------------------   ---------------------    ---------------------
      Net increase (decrease) in net assets............                525,782                (83,343)                (104,038)
NET ASSETS:
   Beginning of year...................................              3,565,102               3,648,445                3,752,483
                                                         ---------------------   ---------------------    ---------------------
   End of year.........................................  $           4,090,884   $           3,565,102    $           3,648,445
                                                         =====================   =====================    =====================

                                                                               VANECK VIP EMERGING MARKETS
                                                                                        DIVISION
                                                         ----------------------------------------------------------------------
                                                                  2017                    2016                    2015
                                                         ---------------------    ---------------------   ---------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)........................  $               (369)    $               6,022   $              10,681
   Net realized gains (losses).........................                 33,302                (267,507)                 242,359
   Change in unrealized gains (losses) on investments..              1,574,155                  288,392               (973,993)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from operations................................              1,607,088                   26,907               (720,953)
                                                         ---------------------    ---------------------   ---------------------
POLICY TRANSACTIONS:
   Premium payments received from Policy owners........                129,241                  151,482                 176,069
   Net transfers (including fixed account).............                751,790              (1,371,737)                 358,695
   Policy charges......................................              (160,466)                (146,221)               (169,964)
   Transfers for Policy benefits and terminations......              (102,727)                 (27,728)               (239,442)
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets resulting
        from Policy transactions.......................                617,838              (1,394,204)                 125,358
                                                         ---------------------    ---------------------   ---------------------
      Net increase (decrease) in net assets............              2,224,926              (1,367,297)               (595,595)
NET ASSETS:
   Beginning of year...................................              2,868,911                4,236,208               4,831,803
                                                         ---------------------    ---------------------   ---------------------
   End of year.........................................  $           5,093,837    $           2,868,911   $           4,236,208
                                                         =====================    =====================   =====================

(a) For the period April 29, 2016 to December 31, 2016.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
          OF GENERAL AMERICAN LIFE INSURANCE COMPANY
               NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


General American Separate Account Eleven (the "Separate Account"), a separate account of General American Life Insurance Company (the "Company"), was established by the Company's Board of Directors on January 30, 1985 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Division invests in shares of the corresponding fund or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

American Funds Insurance Series ("American Funds")         JPMorgan Insurance Trust ("JP Morgan")
Brighthouse Funds Trust I ("BHFTI")                        Russell Investment Funds ("Russell")
Brighthouse Funds Trust II ("BHFTII")                      VanEck VIP Trust ("VanEck VIP")
Fidelity Variable Insurance Products ("Fidelity VIP")

The assets of each of the Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies cannot be used for liabilities arising out of any other business conducted by the Company.


2.  LIST OF DIVISIONS


Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Divisions in accordance with the selection made by the Policy owner. The following Divisions had net assets as of December 31, 2017:

American Funds Global Small Capitalization Division       BHFTII Brighthouse/Wellington Balanced Division (a)
American Funds Growth Division                            BHFTII Brighthouse/Wellington Core Equity
American Funds Growth-Income Division                       Opportunities Division
BHFTI Brighthouse Asset Allocation 100 Division           BHFTII Frontier Mid Cap Growth Division
BHFTI Clarion Global Real Estate Division                 BHFTII Jennison Growth Division
BHFTI ClearBridge Aggressive Growth Division              BHFTII MetLife Aggregate Bond Index Division
BHFTI Harris Oakmark International Division               BHFTII MetLife Mid Cap Stock Index Division
BHFTI Invesco Small Cap Growth Division                   BHFTII MetLife MSCI EAFE Index Division
BHFTI MFS Research International Division                 BHFTII MetLife Russell 2000 Index Division
BHFTI Morgan Stanley Mid Cap Growth Division              BHFTII MetLife Stock Index Division
BHFTI PIMCO Total Return Division                         BHFTII MFS Total Return Division
BHFTI T. Rowe Price Large Cap Value Division              BHFTII MFS Value Division
BHFTI T. Rowe Price Mid Cap Growth Division               BHFTII MFS Value II Division
BHFTI Victory Sycamore Mid Cap Value Division             BHFTII Neuberger Berman Genesis Division
BHFTII Baillie Gifford International Stock Division       BHFTII T. Rowe Price Large Cap Growth Division
BHFTII BlackRock Bond Income Division                     BHFTII T. Rowe Price Small Cap Growth Division
BHFTII BlackRock Capital Appreciation Division            BHFTII Van Eck Global Natural Resources Division
BHFTII BlackRock Ultra-Short Term Bond Division           BHFTII Western Asset Management Strategic Bond
BHFTII Brighthouse Asset Allocation 20 Division             Opportunities Division
BHFTII Brighthouse Asset Allocation 40 Division           BHFTII Western Asset Management U.S. Government
BHFTII Brighthouse Asset Allocation 60 Division             Division
BHFTII Brighthouse Asset Allocation 80 Division           Fidelity VIP Equity-Income Division
BHFTII Brighthouse/Artisan Mid Cap Value Division         Fidelity VIP Mid Cap Division

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF DIVISIONS -- (CONCLUDED)


JPMorgan Insurance Trust Core Bond Division                Russell U.S. Small Cap Equity Division
JPMorgan Insurance Trust Small Cap Core Division           Russell U.S. Strategic Equity Division
Russell International Developed Markets Division           VanEck VIP Emerging Markets Division
Russell Strategic Bond Division

(a) This Division invests in two or more share classes within the underlying fund or portfolio of the Trusts.


3.  PORTFOLIO CHANGES


The operations of the Divisions were affected by the following changes that occurred during the year ended December 31, 2017:

TRUST NAME CHANGES:

Former Trust                                             New Trust

Met Investors Series Trust (MIST)                        Brighthouse Funds Trust I (BHFTI)
Metropolitan Series Fund (MSF)                           Brighthouse Funds Trust II (BHFTII)

NAME CHANGES:

Former Name                                               New Name

(BHFTI) Invesco Mid Cap Value Portfolio                   (BHFTI) Victory Sycamore Mid Cap Value Portfolio
(BHFTII) BlackRock Large Cap Value Portfolio              (BHFTII) MFS Value II Portfolio
(MIST) MetLife Asset Allocation 100 Portfolio             (BHFTI) Brighthouse Asset Allocation 100 Portfolio
(MSF) Barclays Aggregate Bond Index Portfolio             (BHFTII) MetLife Aggregate Bond Index Portfolio
(MSF) Met/Artisan Mid Cap Value Portfolio                 (BHFTII) Brighthouse/Artisan Mid Cap Value Portfolio
(MSF) Met/Wellington Balanced Portfolio                   (BHFTII) Brighthouse/Wellington Balanced Portfolio
(MSF) Met/Wellington Core Equity Opportunities            (BHFTII) Brighthouse/Wellington Core Equity
   Portfolio                                                Opportunities Portfolio
(MSF) MetLife Asset Allocation 20 Portfolio               (BHFTII) Brighthouse Asset Allocation 20 Portfolio
(MSF) MetLife Asset Allocation 40 Portfolio               (BHFTII) Brighthouse Asset Allocation 40 Portfolio
(MSF) MetLife Asset Allocation 60 Portfolio               (BHFTII) Brighthouse Asset Allocation 60 Portfolio
(MSF) MetLife Asset Allocation 80 Portfolio               (BHFTII) Brighthouse Asset Allocation 80 Portfolio
(MSF) MSCI EAFE Index Portfolio                           (BHFTII) MetLife MSCI EAFE Index Portfolio
(MSF) Russell 2000 Index Portfolio                        (BHFTII) MetLife Russell 2000 Index Portfolio
(MSF) Van Eck Global Natural Resources Portfolio          (BHFTII) VanEck Global Natural Resources Portfolio
Russell Aggressive Equity Fund                            Russell U.S. Small Cap Equity Fund
Russell Core Bond Fund                                    Russell Strategic Bond Fund
Russell Multi-Style Equity Fund                           Russell U.S. Strategic Equity Fund
Russell Non-U.S. Fund                                     Russell International Developed Markets Fund

4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable life separate accounts registered as unit investment trusts, which follow the accounting and reporting guidance in Financial Accounting Standards Board ACCOUNTING STANDARDS CODIFICATION TOPIC 946, INVESTMENT COMPANIES.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Division's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Divisions.The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Each Division invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.


PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to Policy acquisition expenses. Net premiums are reported as premium payments received from Policy owners on the statements of changes in net assets of the applicable Divisions and are credited as units.


NET TRANSFERS
Funds transferred by the policy owner into or out of Divisions within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Divisions.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES


The following annual Separate Account charge paid to the Company is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Divisions:

     Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES -- (CONCLUDED)


      The table below represents the range of effective annual rates for the charge for the year ended December 31, 2017:

     -------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                              0.00% - 0.90%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular Policy.

For some Policies, a Mortality and Expense Risk charge ranging from 0.15% to 0.75% is assessed on a monthly basis through the redemption of units. Other Policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a Policy fee, and charges for benefits provided by rider, if any. The COI charge is the primary charge under the Policy for the death benefit provided by the Company. Policy administrative charges range from $.03 to $.38 for every $1,000 of the Policy face amount and are assessed per month for the first 10 Policy years.

Policy fees range from $4 to $25 and are assessed monthly depending on the Policy and the Policy year. In addition, a surrender charge is imposed if the Policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the Policy's target premium. Most Policies offer optional benefits that can be added to the Policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $2.40 to $61.44 per $100 of the benefit provided. These charges are paid to the Company and are recorded as Policy charges in the accompanying statements of changes in net assets of the applicable Divisions for the years ended December 31, 2017, 2016 and 2015.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                               AS OF
                                            DECEMBER 31                          FOR THE YEAR ENDED DECEMBER 31
                                      ----------------------  -------------------------------------------------------------------
                                                                            COST OF                          PROCEEDS
                                        SHARES     COST ($)              PURCHASES ($)                    FROM SALES ($)
                                      ---------   ----------  ---------------------------------  --------------------------------
                                         2017        2017        2017        2016       2015        2017       2016        2015
                                      ---------   ----------  ---------   ---------   ---------  ---------   ---------  ---------
     American Funds Global Small
       Capitalization Division......    153,817    3,240,113    162,628   1,095,338     926,294    972,200   1,438,622    429,061
     American Funds Growth
       Division.....................    241,145   14,600,850  2,388,041   2,135,949   4,156,453  2,908,666   2,219,421  1,762,197
     American Funds Growth-Income
       Division.....................    235,573    9,321,659  1,406,849   1,572,505   2,183,604  1,301,382   1,733,010  1,001,172
     BHFTI Brighthouse Asset
       Allocation 100 Division......      3,621       40,648      3,067       6,203      10,499      3,011      10,286      1,774
     BHFTI Clarion Global Real
       Estate Division..............    241,296    2,695,743    252,073     404,355     462,527    279,989     940,487    437,146
     BHFTI ClearBridge Aggressive
       Growth Division..............     79,283      905,784     96,908     138,536     396,346    201,428     252,428  1,896,423
     BHFTI Harris Oakmark
       International Division.......    469,469    6,616,529    772,686     993,106   1,691,059    759,132   1,791,921  1,226,042
     BHFTI Invesco Small Cap
       Growth Division..............     78,698    1,152,667    177,070     208,552     348,607     86,376      88,600    141,931
     BHFTI MFS Research
       International Division.......    723,532    7,893,232    738,668     816,729   2,330,445  1,799,798   2,398,610  2,117,004
     BHFTI Morgan Stanley Mid Cap
       Growth Division..............    104,377    1,263,056     77,659     134,284     111,681    186,287     186,016    168,550
     BHFTI PIMCO Total Return
       Division.....................    904,017   10,787,433    917,070   1,092,151   1,422,891    683,999   3,470,676  1,067,083
     BHFTI T. Rowe Price Large Cap
       Value Division...............     65,218    2,004,406    374,637     763,751     662,226    268,263     563,423  1,902,891
     BHFTI T. Rowe Price Mid Cap
       Growth Division..............    265,690    2,799,810    399,192     695,958   1,564,525    807,350   1,042,930    449,120
     BHFTI Victory Sycamore Mid
       Cap Value Division...........    187,333    3,519,378    160,022     381,577   4,022,573    309,137   1,012,854  3,501,505
     BHFTII Baillie Gifford
       International Stock Division.    169,419    1,799,303    132,320     245,236     185,364    244,260     271,392    204,819
     BHFTII BlackRock Bond
       Income Division..............     38,269    4,145,018    777,048   2,368,766     577,412    449,413     520,447    430,336
     BHFTII BlackRock Capital
       Appreciation Division........     70,940    2,051,061    140,394     338,650     618,011    387,283     371,812    335,571
     BHFTII BlackRock Ultra-Short
       Term Bond Division...........     44,607    4,464,134    509,634   1,069,048   2,741,583    849,991   1,774,172  2,977,508
     BHFTII Brighthouse Asset
       Allocation 20 Division.......      9,847      108,271      5,622       8,556       8,201     10,770       2,975      3,188
     BHFTII Brighthouse Asset
       Allocation 40 Division.......     21,110      267,794     12,996      22,976     240,415      4,416       2,353      1,633
     BHFTII Brighthouse Asset
       Allocation 60 Division.......     32,506      381,977     52,420     129,523      61,516      5,673       6,117    235,969
     BHFTII Brighthouse Asset
       Allocation 80 Division.......     64,009      757,012    112,527     154,826      89,858     68,385      86,289     18,323
     BHFTII Brighthouse/Artisan
       Mid Cap Value Division.......     13,711    2,987,680    169,173   1,041,624     602,805    599,935     658,096    473,598
     BHFTII Brighthouse/Wellington
       Balanced Division............    496,627    8,588,997    779,651   2,390,423   1,932,981    781,605   1,163,714    872,036
     BHFTII Brighthouse/Wellington
       Core Equity Opportunities
       Division.....................    185,311    5,591,351    488,577   1,723,467   2,157,947    982,787   1,266,019  2,069,708
     BHFTII Frontier Mid Cap
       Growth Division..............     87,363    2,394,055    171,310     472,024     604,941    635,008     520,258    406,843
     BHFTII Jennison Growth
       Division.....................  1,660,984   21,569,207  2,542,858   4,002,407   4,791,866  2,618,017   4,758,642  3,640,600

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                               AS OF
                                            DECEMBER 31
                                      ----------------------

                                        SHARES     COST ($)
                                      ---------   ----------
                                         2017        2017
                                      ---------   ----------
     BHFTII MetLife Aggregate
       Bond Index Division..........  1,256,816   13,730,755
     BHFTII MetLife Mid Cap Stock
       Index Division...............    189,404    3,255,210
     BHFTII MetLife MSCI EAFE
       Index Division...............    339,671    4,047,543
     BHFTII MetLife Russell 2000
       Index Division...............    157,216    2,335,785
     BHFTII MetLife Stock Index
       Division.....................  1,122,862   36,785,402
     BHFTII MFS Total Return
       Division.....................     16,634    2,430,689
     BHFTII MFS Value Division......    561,535    8,720,866
     BHFTII MFS Value II Division...    520,988    5,029,556
     BHFTII Neuberger Berman
       Genesis Division.............    382,745    5,902,332
     BHFTII T. Rowe Price Large
       Cap Growth Division..........    290,223    6,134,695
     BHFTII T. Rowe Price Small
       Cap Growth Division..........    324,702    6,187,461
     BHFTII Van Eck Global Natural
       Resources Division...........    381,067    4,967,288
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......    498,934    6,535,634
     BHFTII Western Asset
       Management U.S. Government
       Division.....................     62,133      744,445
     Fidelity VIP Equity-Income
       Division.....................    647,083   13,908,484
     Fidelity VIP Mid Cap Division..    119,982    3,625,969
     JPMorgan Insurance Trust Core
       Bond Division................     68,613      763,124
     JPMorgan Insurance Trust Small
       Cap Core Division............    130,312    2,434,166
     Russell International Developed
       Markets Division.............    117,587    1,208,222
     Russell Strategic Bond Division     86,184      902,166
     Russell U.S. Small Cap Equity
       Division.....................    108,708    1,436,914
     Russell U.S. Strategic Equity
       Division.....................    220,773    3,279,259
     VanEck VIP Emerging Markets
       Division.....................    325,904    3,947,242


                                                            FOR THE YEAR ENDED DECEMBER 31
                                      ------------------------------------------------------------------------
                                                     COST OF                             PROCEEDS
                                                  PURCHASES ($)                       FROM SALES ($)
                                      -----------------------------------  -----------------------------------
                                         2017        2016         2015        2017       2016           2015
                                      ---------   ------------  ---------  ---------   ------------  ---------
     BHFTII MetLife Aggregate
       Bond Index Division..........    943,551     864,213       936,481  1,053,801   1,053,792     1,031,214
     BHFTII MetLife Mid Cap Stock
       Index Division...............  1,531,202     284,956       418,822    185,735     236,528     1,279,601
     BHFTII MetLife MSCI EAFE
       Index Division...............    517,960     285,289       477,233    496,972     300,410       664,426
     BHFTII MetLife Russell 2000
       Index Division...............    366,981     375,291       439,886    453,433     619,139       633,963
     BHFTII MetLife Stock Index
       Division.....................  4,154,022   4,522,586     4,959,280  5,272,603   5,803,543     9,389,013
     BHFTII MFS Total Return
       Division.....................    348,931     286,772       172,928    391,506     724,327       199,950
     BHFTII MFS Value Division......  2,710,633   1,708,492     6,129,934  1,169,104   2,862,929     3,813,042
     BHFTII MFS Value II Division...    285,967     603,944       663,667    392,733     724,507       730,521
     BHFTII Neuberger Berman
       Genesis Division.............  1,255,636     825,562       840,351  1,209,635   1,847,251     1,494,296
     BHFTII T. Rowe Price Large
       Cap Growth Division..........  1,434,059     991,996     3,336,345    601,698   2,114,285       771,831
     BHFTII T. Rowe Price Small
       Cap Growth Division..........  1,745,081   1,898,350     1,133,703  1,410,775   1,457,966     1,346,890
     BHFTII Van Eck Global Natural
       Resources Division...........    158,923     218,376       642,333    332,390     651,338       717,710
     BHFTII Western Asset
       Management Strategic Bond
       Opportunities Division.......  1,057,411   6,578,692(a)         --    628,295     518,776(a)         --
     BHFTII Western Asset
       Management U.S. Government
       Division.....................    318,408      71,931        89,228     33,872     637,997       144,549
     Fidelity VIP Equity-Income
       Division.....................    817,059   1,675,094     2,259,996  1,530,341   2,667,058     1,586,389
     Fidelity VIP Mid Cap Division..    302,089     439,977       848,393    523,473     815,389       915,612
     JPMorgan Insurance Trust Core
       Bond Division................     89,474      73,695       162,042     44,484     221,215       127,343
     JPMorgan Insurance Trust Small
       Cap Core Division............    943,923     306,835       698,146    280,608   1,088,466       490,916
     Russell International Developed
       Markets Division.............    109,056     120,185        76,001    103,712     314,676       100,630
     Russell Strategic Bond Division     66,751     103,965        87,256    146,577     236,026        82,591
     Russell U.S. Small Cap Equity
       Division.....................    156,693      63,316       264,965    140,395     274,966        81,093
     Russell U.S. Strategic Equity
       Division.....................    488,542     359,106       411,915    271,919     546,530       213,014
     VanEck VIP Emerging Markets
       Division.....................    961,152     701,805       908,608    343,716   2,068,955       505,915

(a)  For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                 AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION              AMERICAN FUNDS GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                  ------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        125,474        163,034        159,261        569,479        628,692        673,739
Units issued and transferred
   from other funding options..         15,190         86,267         85,631         49,289         61,204         62,717
Units redeemed and transferred
   to other funding options....       (39,133)      (123,827)       (81,858)      (117,193)      (120,417)      (107,764)
                                  ------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        101,531        125,474        163,034        501,575        569,479        628,692
                                  ============  =============  =============  =============  =============  =============


                                        AMERICAN FUNDS GROWTH-INCOME            BHFTI BRIGHTHOUSE ASSET ALLOCATION 100
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        401,481        460,171        482,665            210            266            243
Units issued and transferred
   from other funding options..         38,691         42,359         48,067              2              2             34
Units redeemed and transferred
   to other funding options....       (63,530)      (101,049)       (70,561)           (16)           (58)           (11)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        376,642        401,481        460,171            196            210            266
                                 =============  =============  =============  =============  =============  =============

                                      BHFTI CLARION GLOBAL REAL ESTATE            BHFTI CLEARBRIDGE AGGRESSIVE GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         13,092         15,700         16,220         73,866        80,654        156,189
Units issued and transferred
   from other funding options..          6,053         13,388         12,460         11,382        12,290         88,181
Units redeemed and transferred
   to other funding options....        (6,615)       (15,996)       (12,980)       (17,035)      (19,078)      (163,716)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         12,530         13,092         15,700         68,213        73,866         80,654
                                 =============  =============  =============  =============  ============  =============


                                      BHFTI HARRIS OAKMARK INTERNATIONAL            BHFTI INVESCO SMALL CAP GROWTH
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016           2015          2017           2016            2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        211,967        260,788        276,598         31,851         33,362         34,237
Units issued and transferred
   from other funding options..         36,510         89,751        100,288          2,883          3,661          6,864
Units redeemed and transferred
   to other funding options....       (40,048)      (138,572)      (116,098)        (3,379)        (5,172)        (7,739)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        208,429        211,967        260,788         31,355         31,851         33,362
                                 =============  =============  =============  =============  =============  =============

                                     BHFTI MFS RESEARCH INTERNATIONAL         BHFTI MORGAN STANLEY MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  -----------------------------------------
                                     2017          2016          2015          2017          2016           2015
                                 ------------  ------------  ------------  ------------  ------------  -------------

Units beginning of year........       505,458       620,513       614,725       253,466       260,351        267,514
Units issued and transferred
   from other funding options..       423,100       576,302       945,195        25,945        39,308         31,792
Units redeemed and transferred
   to other funding options....     (486,557)     (691,357)     (939,407)      (39,334)      (46,193)       (38,955)
                                 ------------  ------------  ------------  ------------  ------------  -------------
Units end of year..............       442,001       505,458       620,513       240,077       253,466        260,351
                                 ============  ============  ============  ============  ============  =============


                                          BHFTI PIMCO TOTAL RETURN                BHFTI T. ROWE PRICE LARGE CAP VALUE
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                      2017          2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        507,351        636,895        659,283         82,219         85,892       145,449
Units issued and transferred
   from other funding options..         69,954         74,722         74,450         15,441         27,825        86,360
Units redeemed and transferred
   to other funding options....       (68,843)      (204,266)       (96,838)       (19,732)       (31,498)     (145,917)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        508,462        507,351        636,895         77,928         82,219        85,892
                                 =============  =============  =============  =============  =============  ============

                                      BHFTI T. ROWE PRICE MID CAP GROWTH         BHFTI VICTORY SYCAMORE MID CAP VALUE
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017            2016           2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........         91,082        113,903         95,587        108,901       134,329        126,894
Units issued and transferred
   from other funding options..         10,663         38,046         55,692          8,649        13,386        148,944
Units redeemed and transferred
   to other funding options....       (27,474)       (60,867)       (37,376)       (13,175)      (38,814)      (141,509)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............         74,271         91,082        113,903        104,375       108,901        134,329
                                 =============  =============  =============  =============  ============  =============


                                 BHFTII BAILLIE GIFFORD INTERNATIONAL STOCK           BHFTII BLACKROCK BOND INCOME
                                                  DIVISION                                      DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017            2016           2015
                                 -------------  -------------  ------------   -------------  -------------  -------------

Units beginning of year........        124,728        128,073       131,453         210,062        109,875        105,634
Units issued and transferred
   from other funding options..         11,627         22,510        17,859          46,923        142,784         39,716
Units redeemed and transferred
   to other funding options....       (19,880)       (25,855)      (21,239)        (34,731)       (42,597)       (35,475)
                                 -------------  -------------  ------------   -------------  -------------  -------------
Units end of year..............        116,475        124,728       128,073         222,254        210,062        109,875
                                 =============  =============  ============   =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                    BHFTII BLACKROCK CAPITAL APPRECIATION       BHFTII BLACKROCK ULTRA-SHORT TERM BOND
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                     2017            2016          2015           2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        159,889        178,137        191,991        354,205        405,006        419,869
Units issued and transferred
   from other funding options..         14,008         19,170         25,400         67,365        156,872        258,836
Units redeemed and transferred
   to other funding options....       (30,486)       (37,418)       (39,254)       (88,606)      (207,673)      (273,699)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        143,411        159,889        178,137        332,964        354,205        405,006
                                 =============  =============  =============  =============  =============  =============


                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 20       BHFTII BRIGHTHOUSE ASSET ALLOCATION 40
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015          2017            2016          2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........            629            640            644          1,238          1,251              4
Units issued and transferred
   from other funding options..              7              7             15              2             --          1,257
Units redeemed and transferred
   to other funding options....           (58)           (18)           (19)           (22)           (13)           (10)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............            578            629            640          1,218          1,238          1,251
                                 =============  =============  =============  =============  =============  =============

                                   BHFTII BRIGHTHOUSE ASSET ALLOCATION 60        BHFTII BRIGHTHOUSE ASSET ALLOCATION 80
                                                  DIVISION                                      DIVISION
                                 --------------------------------------------  -------------------------------------------
                                      2017          2016            2015            2017          2016            2015
                                 -------------  -------------  --------------  -------------  -------------  -------------

Units beginning of year........          1,726          1,263           2,326          3,880          4,095          3,918
Units issued and transferred
   from other funding options..            160            512             217            282            338            382
Units redeemed and transferred
   to other funding options....           (43)           (49)         (1,280)          (355)          (553)          (205)
                                 -------------  -------------  --------------  -------------  -------------  -------------
Units end of year..............          1,843          1,726           1,263          3,807          3,880          4,095
                                 =============  =============  ==============  =============  =============  =============


                                  BHFTII BRIGHTHOUSE/ARTISAN MID CAP VALUE      BHFTII BRIGHTHOUSE/WELLINGTON BALANCED
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017          2016            2015           2017          2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........        139,549        140,373        154,007        259,365        253,047        260,192
Units issued and transferred
   from other funding options..         12,929         53,382         18,380         24,653         59,394         28,125
Units redeemed and transferred
   to other funding options....       (28,661)       (54,206)       (32,014)       (31,704)       (53,076)       (35,270)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............        123,817        139,549        140,373        252,314        259,365        253,047
                                 =============  =============  =============  =============  =============  =============

                                       BHFTII BRIGHTHOUSE/WELLINGTON
                                         CORE EQUITY OPPORTUNITIES              BHFTII FRONTIER MID CAP GROWTH
                                                 DIVISION                                  DIVISION
                                 ----------------------------------------  ----------------------------------------
                                     2017          2016          2015          2017          2016          2015
                                 ------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........       230,817       227,185       240,504       116,003       129,380       137,561
Units issued and transferred
   from other funding options..        17,195       121,338        23,405         8,289         9,533        14,315
Units redeemed and transferred
   to other funding options....      (44,353)     (117,706)      (36,724)      (25,581)      (22,910)      (22,496)
                                 ------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............       203,659       230,817       227,185        98,711       116,003       129,380
                                 ============  ============  ============  ============  ============  ============



                                           BHFTII JENNISON GROWTH                 BHFTII METLIFE AGGREGATE BOND INDEX
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016           2015            2017           2016          2015
                                 -------------  -------------  -------------  -------------  -------------  ------------

Units beginning of year........        137,262        161,430        178,819        554,637        571,075       583,090
Units issued and transferred
   from other funding options..         63,452         69,494         94,341        208,427        182,427       223,771
Units redeemed and transferred
   to other funding options....       (72,256)       (93,662)      (111,730)      (222,986)      (198,865)     (235,786)
                                 -------------  -------------  -------------  -------------  -------------  ------------
Units end of year..............        128,458        137,262        161,430        540,078        554,637       571,075
                                 =============  =============  =============  =============  =============  ============

                                      BHFTII METLIFE MID CAP STOCK INDEX             BHFTII METLIFE MSCI EAFE INDEX
                                                   DIVISION                                     DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016           2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         56,764         60,247         87,019        191,182        193,536        206,415
Units issued and transferred
   from other funding options..         34,427          9,978         12,550         33,879         24,983         38,090
Units redeemed and transferred
   to other funding options....       (10,840)       (13,461)       (39,322)       (37,151)       (27,337)       (50,969)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         80,351         56,764         60,247        187,910        191,182        193,536
                                 =============  =============  =============  =============  =============  =============


                                      BHFTII METLIFE RUSSELL 2000 INDEX            BHFTII METLIFE STOCK INDEX
                                                  DIVISION                                  DIVISION
                                 -----------------------------------------  ----------------------------------------
                                      2017          2016          2015          2017          2016          2015
                                 -------------  ------------  ------------  ------------  ------------  ------------

Units beginning of year........        109,019       126,144       142,869     1,533,315     1,645,553     1,882,074
Units issued and transferred
   from other funding options..         15,313        26,276        22,683       349,832       352,268       459,235
Units redeemed and transferred
   to other funding options....       (23,218)      (43,401)      (39,408)     (447,085)     (464,506)     (695,756)
                                 -------------  ------------  ------------  ------------  ------------  ------------
Units end of year..............        101,114       109,019       126,144     1,436,062     1,533,315     1,645,553
                                 =============  ============  ============  ============  ============  ============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                          BHFTII MFS TOTAL RETURN                       BHFTII MFS VALUE
                                                 DIVISION                                   DIVISION
                                 ----------------------------------------  ------------------------------------------
                                     2017          2016          2015          2017           2016           2015
                                 ------------  ------------  ------------  -------------  -------------  ------------

Units beginning of year........       102,854       128,448       131,854        329,931        419,200       370,993
Units issued and transferred
   from other funding options..         8,578         7,833         7,642        766,348        715,209       774,171
Units redeemed and transferred
   to other funding options....      (16,735)      (33,427)      (11,048)      (732,451)      (804,478)     (725,964)
                                 ------------  ------------  ------------  -------------  -------------  ------------
Units end of year..............        94,697       102,854       128,448        363,828        329,931       419,200
                                 ============  ============  ============  =============  =============  ============


                                            BHFTII MFS VALUE II                   BHFTII NEUBERGER BERMAN GENESIS
                                                 DIVISION                                    DIVISION
                                 ----------------------------------------  -------------------------------------------
                                     2017          2016          2015           2017           2016          2015
                                 ------------  ------------  ------------  -------------  -------------  -------------

Units beginning of year........       117,240       127,118       138,760        249,669        281,941        304,878
Units issued and transferred
   from other funding options..        11,822        15,402        16,451        307,024        336,047        465,634
Units redeemed and transferred
   to other funding options....      (15,146)      (25,280)      (28,093)      (324,393)      (368,319)      (488,571)
                                 ------------  ------------  ------------  -------------  -------------  -------------
Units end of year..............       113,916       117,240       127,118        232,300        249,669        281,941
                                 ============  ============  ============  =============  =============  =============



                                    BHFTII T. ROWE PRICE LARGE CAP GROWTH        BHFTII T. ROWE PRICE SMALL CAP GROWTH
                                                  DIVISION                                     DIVISION
                                 -------------------------------------------  ------------------------------------------
                                     2017           2016            2015           2017          2016          2015
                                 -------------  -------------  -------------  -------------  ------------  -------------

Units beginning of year........        222,063        298,914        230,571        239,530       252,940        283,047
Units issued and transferred
   from other funding options..         49,519        100,439        122,782        277,501       273,110        321,866
Units redeemed and transferred
   to other funding options....       (35,961)      (177,290)       (54,439)      (278,116)     (286,520)      (351,973)
                                 -------------  -------------  -------------  -------------  ------------  -------------
Units end of year..............        235,621        222,063        298,914        238,915       239,530        252,940
                                 =============  =============  =============  =============  ============  =============


                                                                                 BHFTII WESTERN ASSET
                                                                                 MANAGEMENT STRATEGIC
                                  BHFTII VAN ECK GLOBAL NATURAL RESOURCES         BOND OPPORTUNITIES
                                                 DIVISION                              DIVISION
                                 ------------------------------------------  ---------------------------
                                     2017          2016           2015            2017        2016 (a)
                                 ------------  -------------  -------------  -------------  ------------

Units beginning of year........       122,401        135,926        138,590         16,545            --
Units issued and transferred
   from other funding options..        34,824         94,178         90,662          9,461        23,501
Units redeemed and transferred
   to other funding options....      (39,675)      (107,703)       (93,326)        (8,953)       (6,956)
                                 ------------  -------------  -------------  -------------  ------------
Units end of year..............       117,550        122,401        135,926         17,053        16,545
                                 ============  =============  =============  =============  ============

                                            BHFTII WESTERN ASSET
                                         MANAGEMENT U.S. GOVERNMENT                  FIDELITY VIP EQUITY-INCOME
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017           2016          2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........          1,947         4,211          4,552        391,589        454,388        487,769
Units issued and transferred
   from other funding options..          2,365           323            385         25,026         35,763         33,377
Units redeemed and transferred
   to other funding options....        (1,228)       (2,587)          (726)       (56,437)       (98,562)       (66,758)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............          3,084         1,947          4,211        360,178        391,589        454,388
                                 =============  ============  =============  =============  =============  =============



                                            FIDELITY VIP MID CAP                 JPMORGAN INSURANCE TRUST CORE BOND
                                                  DIVISION                                    DIVISION
                                 ------------------------------------------  -------------------------------------------
                                      2017          2016          2015            2017          2016           2015
                                 -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year........         97,355       113,273        129,432         44,403         54,729         54,228
Units issued and transferred
   from other funding options..          5,279         9,384         12,716          6,167          4,938         10,328
Units redeemed and transferred
   to other funding options....       (14,086)      (25,302)       (28,875)        (4,329)       (15,264)        (9,827)
                                 -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..............         88,548        97,355        113,273         46,241         44,403         54,729
                                 =============  ============  =============  =============  =============  =============

                                   JPMORGAN INSURANCE TRUST SMALL CAP CORE        RUSSELL INTERNATIONAL DEVELOPED MARKETS
                                                  DIVISION                                       DIVISION
                                 --------------------------------------------  --------------------------------------------
                                     2017           2016            2015            2017            2016           2015
                                 -------------  -------------  --------------  --------------  -------------  -------------

Units beginning of year........         57,449         86,284          89,168          67,002         78,843         80,335
Units issued and transferred
   from other funding options..         24,723          6,379          49,591           1,585          5,148          3,846
Units redeemed and transferred
   to other funding options....        (9,370)       (35,214)        (52,475)         (4,851)       (16,989)        (5,338)
                                 -------------  -------------  --------------  --------------  -------------  -------------
Units end of year..............         72,802         57,449          86,284          63,736         67,002         78,843
                                 =============  =============  ==============  ==============  =============  =============


                                            RUSSELL STRATEGIC BOND                   RUSSELL U.S. SMALL CAP EQUITY
                                                   DIVISION                                    DIVISION
                                 -------------------------------------------  -------------------------------------------
                                      2017           2016          2015           2017           2016           2015
                                 -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year........         39,229         45,991         47,149         50,721         58,685         57,287
Units issued and transferred
   from other funding options..          3,132          3,773          3,643          1,974          3,017          6,985
Units redeemed and transferred
   to other funding options....        (6,715)       (10,535)        (4,801)        (4,610)       (10,981)        (5,587)
                                 -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..............         35,646         39,229         45,991         48,085         50,721         58,685
                                 =============  =============  =============  =============  =============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015:


                                                 RUSSELL U.S. STRATEGIC EQUITY                  VANECK VIP EMERGING MARKETS
                                                           DIVISION                                      DIVISION
                                         --------------------------------------------  --------------------------------------------
                                              2017            2016           2015          2017            2016            2015
                                         --------------  -------------  -------------  -------------  --------------  -------------

Units beginning of year................         126,635        141,010        146,011         66,650         100,691         96,903
Units issued and transferred
   from other funding options..........           4,521          6,900          7,468         39,001         122,664         90,735
Units redeemed and transferred
   to other funding options............        (10,917)       (21,275)       (12,469)       (24,689)       (156,705)       (86,947)
                                         --------------  -------------  -------------  -------------  --------------  -------------
Units end of year......................         120,239        126,635        141,010         80,962          66,650        100,691
                                         ==============  =============  =============  =============  ==============  =============


(a) For the period April 29, 2016 to December 31, 2016.

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable life products which have unique combinations of features and fees, some of which directly affect the unit values of the Divisions. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Policies, net assets, net investment income ratios, expense ratios, excluding expenses for the underlying fund or portfolio, and total return ratios for the respective stated periods in the five years ended December 31, 2017:

                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  -------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  ----------------
  American Funds Global Small    2017     101,531     34.77 - 40.55    3,802,296      0.41         0.00 - 0.90        24.77 - 25.89
     Capitalization Division     2016     125,474     27.86 - 32.21    3,762,685      0.23         0.00 - 0.90          1.19 - 2.10
                                 2015     163,034     27.54 - 31.55    4,832,737        --         0.00 - 0.90        (0.63) - 0.27
                                 2014     159,261     27.71 - 31.46    4,713,116      0.12         0.00 - 0.90          1.21 - 2.12
                                 2013     167,877     27.38 - 30.81    4,877,240      0.87         0.00 - 0.90        27.13 - 28.28

  American Funds Growth          2017     501,575     34.53 - 39.87   18,652,534      0.49         0.00 - 0.90        27.15 - 28.29
     Division                    2016     569,479     27.16 - 31.08   16,557,486      0.77         0.00 - 0.90          8.51 - 9.49
                                 2015     628,692     25.03 - 28.38   16,757,447      0.60         0.00 - 0.90          5.90 - 6.86
                                 2014     673,739     23.63 - 26.56   16,868,665      0.77         0.00 - 0.90          7.54 - 8.51
                                 2013     817,414     21.98 - 24.48   18,843,562      0.93         0.00 - 0.90        28.94 - 30.10

  American Funds                 2017     376,642     28.80 - 32.75   11,710,332      1.39         0.00 - 0.90        21.29 - 22.38
     Growth-Income Division      2016     401,481     23.75 - 27.08   10,234,907      1.44         0.00 - 0.90        10.53 - 11.52
                                 2015     460,171     21.49 - 24.29   10,550,790      1.30         0.00 - 0.90          0.55 - 1.45
                                 2014     482,665     21.37 - 23.94   10,946,317      1.23         0.00 - 0.90         9.65 - 10.63
                                 2013     554,860     19.49 - 21.64   11,399,061      1.29         0.00 - 0.90        32.31 - 33.50

  BHFTI Brighthouse Asset        2017         196            246.20       48,230      1.45                0.00                23.21
     Allocation 100 Division     2016         210            199.82       41,919      2.38                0.00                 9.19
                                 2015         266            183.00       48,591      1.56                0.00               (1.67)
                                 2014         243            186.11       45,268      0.92                0.00                 5.24
                                 2013         240            176.84       42,449      0.97                0.00                29.77

  BHFTI Clarion Global Real      2017      12,530   220.12 - 248.81    3,004,085      3.62         0.00 - 0.90         9.99 - 10.97
     Estate Division             2016      13,092   200.14 - 224.21    2,834,793      2.44         0.00 - 0.90          0.25 - 1.15
                                 2015      15,700   199.63 - 221.65    3,369,987      4.18         0.00 - 0.90      (2.11) - (1.23)
                                 2014      16,220   203.93 - 224.41    3,546,223      1.84         0.00 - 0.90        12.66 - 13.67
                                 2013      20,668   181.02 - 197.41    3,945,811      6.89         0.00 - 0.90          2.84 - 3.76

  BHFTI ClearBridge              2017      68,213     19.31 - 31.67    1,458,776      0.94         0.00 - 0.90        17.64 - 18.70
     Aggressive Growth Division  2016      73,866     16.41 - 26.68    1,340,372      0.67         0.00 - 0.90          2.07 - 2.98
                                 2015      80,654     16.08 - 25.91    1,426,112      0.52         0.00 - 0.90      (4.67) - (3.81)
                                 2014     156,189     16.87 - 26.93    2,938,315      0.31         0.00 - 0.90        18.06 - 19.12
                                 2013     152,062     14.29 - 22.61    2,407,917      0.38         0.00 - 0.90        44.60 - 45.90

  BHFTI Harris Oakmark           2017     208,429     35.54 - 40.91    7,943,361      1.81         0.00 - 0.90        29.62 - 30.78
     International Division      2016     211,967     27.42 - 31.28    6,180,576      2.35         0.00 - 0.90          7.46 - 8.43
                                 2015     260,788     25.52 - 28.85    7,098,026      3.26         0.00 - 0.90      (5.16) - (4.31)
                                 2014     276,598     26.91 - 30.15    7,926,646      2.64         0.00 - 0.90      (6.37) - (5.52)
                                 2013     297,787     28.74 - 31.91    9,062,309      2.67         0.00 - 0.90        29.64 - 30.80

  BHFTI Invesco Small Cap        2017      31,355     35.01 - 41.50    1,220,542        --         0.00 - 0.90        24.49 - 25.61
     Growth Division             2016      31,851     28.13 - 33.04      988,322        --         0.00 - 0.90        10.73 - 11.72
                                 2015      33,362     25.40 - 29.58      926,996      0.15         0.00 - 0.90      (2.30) - (1.42)
                                 2014      34,237     26.00 - 30.00      967,330        --         0.00 - 0.90          7.22 - 8.18
                                 2013      35,415     24.25 - 27.73      926,737      0.49         0.00 - 0.90        39.28 - 40.54

            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                        AS OF DECEMBER 31
                                           ------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO          NET
                                              UNITS        HIGHEST ($)     ASSETS ($)
                                           ----------   ---------------   -----------
  BHFTI MFS Research                 2017     442,001     18.90 - 24.72     9,253,963
     International Division          2016     505,458     14.84 - 19.23     8,251,678
                                     2015     620,513     15.08 - 19.36    10,164,836
                                     2014     614,725     15.44 - 19.66    10,307,915
                                     2013     664,072     16.71 - 21.08    12,004,740

  BHFTI Morgan Stanley Mid           2017     240,077      7.96 - 22.86     2,105,214
     Cap Growth Division             2016     253,466      5.72 - 16.29     1,587,726
                                     2015     260,351      6.29 - 17.76     1,786,334
                                     2014     267,514      6.67 - 18.65     1,936,464
                                     2013     272,756      6.64 - 18.41     1,958,145

  BHFTI PIMCO Total Return           2017     508,462     19.27 - 22.18    10,459,454
     Division                        2016     507,351     18.56 - 21.17     9,998,671
                                     2015     636,895     18.21 - 20.58    12,321,030
                                     2014     659,283     18.32 - 20.52    12,769,863
                                     2013     691,410     17.69 - 19.64    12,853,474

  BHFTI T. Rowe Price Large          2017      77,928     23.76 - 32.58     2,311,952
     Cap Value Division              2016      82,219     20.44 - 27.91     2,087,464
                                     2015      85,892     17.75 - 24.13     1,875,720
                                     2014     145,449     18.53 - 25.07     3,255,523
                                     2013     155,132     16.46 - 22.17     3,089,993

  BHFTI T. Rowe Price Mid Cap        2017      74,271     39.47 - 47.68     3,166,984
     Growth Division                 2016      91,082     31.82 - 38.11     3,119,748
                                     2015     113,903     30.14 - 35.77     3,704,246
                                     2014      95,587     28.46 - 33.47     2,895,876
                                     2013      98,132     25.40 - 29.61     2,647,566

  BHFTI Victory Sycamore Mid         2017     104,375     31.77 - 42.34     3,913,352
     Cap Value Division              2016     108,901     29.20 - 38.57     3,744,567
                                     2015     134,329     25.45 - 33.31     4,043,605
                                     2014     126,894     28.14 - 36.51     4,162,858
                                     2013     140,555     25.71 - 33.20     4,231,405

  BHFTII Baillie Gifford             2017     116,475     18.00 - 20.37     2,275,229
     International Stock Division    2016     124,728     13.44 - 15.07     1,806,841
                                     2015     128,073     12.87 - 14.54     1,765,014
                                     2014     131,453     13.24 - 14.84     1,852,661
                                     2013     144,655     13.79 - 15.31     2,114,987

  BHFTII BlackRock Bond              2017     222,254     17.52 - 20.09     4,092,089
     Income Division                 2016     210,062     16.98 - 19.36     3,728,404
                                     2015     109,875     16.61 - 18.78     1,931,053
                                     2014     105,634     16.66 - 18.67     1,868,181
                                     2013      95,087     15.70 - 17.43     1,583,484

  BHFTII BlackRock Capital           2017     143,411     18.14 - 32.96     3,080,179
     Appreciation Division           2016     159,889     13.66 - 24.61     2,562,333
                                     2015     178,137     13.77 - 24.59     2,834,797
                                     2014     191,991     13.08 - 23.14     2,876,874
                                     2013     214,788     12.12 - 21.25     2,948,369



                                                     FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTI MFS Research                 2017      2.01         0.00 - 0.90        27.37 - 28.51
     International Division          2016      2.22         0.00 - 0.90      (1.56) - (0.67)
                                     2015      3.00         0.00 - 0.90      (2.38) - (1.50)
                                     2014      2.51         0.00 - 0.90      (7.57) - (6.74)
                                     2013      2.71         0.00 - 0.90        18.51 - 19.58

  BHFTI Morgan Stanley Mid           2017      0.35         0.00 - 0.90        39.11 - 40.36
     Cap Growth Division             2016        --         0.00 - 0.90      (9.09) - (8.27)
                                     2015        --         0.00 - 0.90      (5.63) - (4.78)
                                     2014      0.06         0.00 - 0.90          0.38 - 1.29
                                     2013      0.79         0.00 - 0.90        38.06 - 39.30

  BHFTI PIMCO Total Return           2017      1.94         0.00 - 0.90          3.84 - 4.77
     Division                        2016      2.70         0.00 - 0.90          1.93 - 2.85
                                     2015      5.46         0.00 - 0.90        (0.61) - 0.28
                                     2014      2.56         0.00 - 0.90          3.56 - 4.49
                                     2013      4.29         0.00 - 0.90      (2.60) - (1.72)

  BHFTI T. Rowe Price Large          2017      2.22         0.00 - 0.90        16.23 - 17.27
     Cap Value Division              2016      3.03         0.00 - 0.90        15.17 - 16.20
                                     2015      2.09         0.00 - 0.90      (4.17) - (3.31)
                                     2014      1.53         0.00 - 0.90        12.55 - 13.57
                                     2013      1.49         0.00 - 0.90        32.89 - 34.09

  BHFTI T. Rowe Price Mid Cap        2017        --         0.00 - 0.90        24.02 - 25.13
     Growth Division                 2016        --         0.00 - 0.90          5.57 - 6.52
                                     2015        --         0.00 - 0.90          5.92 - 6.88
                                     2014        --         0.00 - 0.90        12.03 - 13.04
                                     2013      0.41         0.00 - 0.90        35.74 - 36.96

  BHFTI Victory Sycamore Mid         2017      1.14         0.00 - 0.90          8.80 - 9.77
     Cap Value Division              2016      0.88         0.00 - 0.90        14.75 - 15.78
                                     2015      0.71         0.00 - 0.90      (9.57) - (8.76)
                                     2014      0.70         0.00 - 0.90          8.98 - 9.96
                                     2013      0.92         0.00 - 0.90        29.46 - 30.63

  BHFTII Baillie Gifford             2017      1.20         0.00 - 0.90        33.95 - 35.15
     International Stock Division    2016      1.64         0.00 - 0.90          4.44 - 5.38
                                     2015      1.70         0.00 - 0.90      (2.84) - (1.97)
                                     2014      1.46         0.00 - 0.90      (3.97) - (3.10)
                                     2013      1.64         0.00 - 0.90        14.51 - 15.54

  BHFTII BlackRock Bond              2017      2.98         0.00 - 0.90          3.18 - 4.10
     Income Division                 2016      2.22         0.00 - 0.90          2.20 - 3.12
                                     2015      3.83         0.00 - 0.90        (0.30) - 0.59
                                     2014      3.40         0.00 - 0.90          6.13 - 7.08
                                     2013      4.09         0.00 - 0.90      (1.65) - (0.77)

  BHFTII BlackRock Capital           2017      0.11         0.00 - 0.90        32.74 - 33.93
     Appreciation Division           2016        --         0.00 - 0.90        (0.81) - 0.09
                                     2015        --         0.00 - 0.90          5.33 - 6.28
                                     2014      0.06         0.00 - 0.90          7.93 - 8.90
                                     2013      0.81         0.00 - 0.90        33.02 - 34.22



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                       AS OF DECEMBER 31
                                           -----------------------------------------
                                                          UNIT VALUE
                                                           LOWEST TO         NET
                                              UNITS       HIGHEST ($)    ASSETS ($)
                                           ---------   ---------------   -----------
  BHFTII BlackRock                   2017    332,964     12.16 - 21.37     4,497,260
     Ultra-Short Term Bond           2016    354,205     12.06 - 21.36     4,812,744
     Division                        2015    405,006     12.02 - 21.47     5,504,035
                                     2014    419,869     12.01 - 21.65     5,739,930
                                     2013    463,735     12.01 - 21.83     6,325,032

  BHFTII Brighthouse Asset           2017        578            187.67       108,414
     Allocation 20 Division          2016        629            175.14       110,210
                                     2015        640            167.17       106,913
                                     2014        644            167.56       107,957
                                     2013        661            159.99       105,789

  BHFTII Brighthouse Asset           2017      1,218            207.18       252,266
     Allocation 40 Division          2016      1,238            186.63       231,122
                                     2015      1,251            175.51       219,577
                                     2014          4            176.90           623
                                     2013          5            168.21           829

  BHFTII Brighthouse Asset           2017      1,843            224.31       413,479
     Allocation 60 Division          2016      1,726            195.16       336,803
                                     2015      1,263            181.60       229,421
                                     2014      2,326            183.41       426,653
                                     2013      2,465            174.19       429,361

  BHFTII Brighthouse Asset           2017      3,807            239.61       912,133
     Allocation 80 Division          2016      3,880            200.61       778,418
                                     2015      4,095            185.01       757,598
                                     2014      3,918            187.82       735,856
                                     2013      4,064            177.97       723,222

  BHFTII Brighthouse/Artisan         2017    123,817     27.02 - 32.05     3,551,995
     Mid Cap Value Division          2016    139,549     23.95 - 28.41     3,583,115
                                     2015    140,373     19.48 - 23.10     2,928,947
                                     2014    154,007     21.51 - 25.51     3,568,217
                                     2013    163,386     21.10 - 25.03     3,734,658

  BHFTII                             2017    252,314     26.49 - 87.34    10,120,035
     Brighthouse/Wellington          2016    259,365     23.05 - 76.49     9,172,261
     Balanced Division               2015    253,047     21.57 - 72.10     7,961,550
                                     2014    260,192     21.07 - 70.89     8,165,547
                                     2013    242,115     19.08 - 64.67     7,318,486

  BHFTII                             2017    203,659     27.22 - 31.33     5,985,497
     Brighthouse/Wellington Core     2016    230,817     23.07 - 26.31     5,750,637
     Equity Opportunities Division   2015    227,185     21.68 - 24.51     5,261,847
                                     2014    240,504     21.37 - 23.94     5,461,204
                                     2013    330,731     19.49 - 21.64     6,737,547

  BHFTII Frontier Mid Cap            2017     98,711     26.49 - 43.62     3,357,313
     Growth Division                 2016    116,003     21.17 - 35.07     3,145,053
                                     2015    129,380     20.09 - 33.50     3,405,942
                                     2014    137,561     19.45 - 32.79     3,554,282
                                     2013    148,284     17.57 - 29.71     3,462,021



                                                    FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  BHFTII BlackRock                   2017      0.35         0.00 - 0.90        (0.01) - 0.89
     Ultra-Short Term Bond           2016      0.07         0.00 - 0.90        (0.55) - 0.35
     Division                        2015        --         0.00 - 0.90        (0.89) - 0.00
                                     2014        --         0.00 - 0.90        (0.89) - 0.00
                                     2013        --         0.00 - 0.90        (0.89) - 0.00

  BHFTII Brighthouse Asset           2017      2.32                0.00                 7.16
     Allocation 20 Division          2016      3.44                0.00                 4.76
                                     2015      2.32                0.00               (0.23)
                                     2014      4.04                0.00                 4.73
                                     2013      3.01                0.00                 4.50

  BHFTII Brighthouse Asset           2017      2.20                0.00                11.01
     Allocation 40 Division          2016      3.77                0.00                 6.33
                                     2015      0.58                0.00               (0.78)
                                     2014      3.27                0.00                 5.16
                                     2013      2.92                0.00                11.20

  BHFTII Brighthouse Asset           2017      1.94                0.00                14.93
     Allocation 60 Division          2016      3.64                0.00                 7.47
                                     2015      0.74                0.00               (0.99)
                                     2014      2.37                0.00                 5.29
                                     2013      2.09                0.00                18.29

  BHFTII Brighthouse Asset           2017      1.75                0.00                19.44
     Allocation 80 Division          2016      3.07                0.00                 8.43
                                     2015      0.53                0.00               (1.50)
                                     2014      1.80                0.00                 5.53
                                     2013      1.58                0.00                24.51

  BHFTII Brighthouse/Artisan         2017      0.68         0.00 - 0.90        11.81 - 12.82
     Mid Cap Value Division          2016      1.14         0.00 - 0.90        21.87 - 22.96
                                     2015      1.19         0.00 - 0.90     (10.25) - (9.44)
                                     2014      0.74         0.00 - 0.90          1.02 - 1.93
                                     2013      0.97         0.00 - 0.90        35.63 - 36.85

  BHFTII                             2017      1.91         0.00 - 0.90        14.12 - 14.95
     Brighthouse/Wellington          2016      2.60         0.00 - 0.90          6.04 - 6.99
     Balanced Division               2015      1.94         0.00 - 0.90          1.66 - 2.58
                                     2014      2.01         0.00 - 0.90         9.57 - 10.55
                                     2013      2.40         0.00 - 0.90        19.52 - 20.39

  BHFTII                             2017      1.49         0.00 - 0.90        18.01 - 19.07
     Brighthouse/Wellington Core     2016      1.75         0.00 - 0.90          6.39 - 7.34
     Equity Opportunities Division   2015      1.78         0.00 - 0.90          1.48 - 2.40
                                     2014      0.69         0.00 - 0.90         9.65 - 10.63
                                     2013      1.42         0.00 - 0.90        32.51 - 33.70

  BHFTII Frontier Mid Cap            2017        --         0.00 - 0.90        24.15 - 25.26
     Growth Division                 2016        --         0.00 - 0.90          4.46 - 5.40
                                     2015        --         0.00 - 0.90          1.96 - 2.88
                                     2014        --         0.00 - 0.90        10.15 - 11.14
                                     2013      1.25         0.00 - 0.90        31.58 - 32.77



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------   -------------------------------------------------
                                                      UNIT VALUE                   INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                       LOWEST TO          NET         INCOME          LOWEST TO         LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)     RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       ----------  ----------------  -----------   -------------  ----------------  ----------------
  BHFTII Jennison Growth        2017      128,458   210.05 - 244.37   27,987,556       0.31         0.00 - 0.90        36.10 - 37.32
     Division                   2016      137,262   154.33 - 177.95   21,931,124       0.30         0.00 - 0.90        (0.72) - 0.17
                                2015      161,430   155.46 - 177.65   25,907,883       0.27         0.00 - 0.90         9.80 - 10.78
                                2014      178,819   141.59 - 160.36   26,056,490       0.26         0.00 - 0.90          8.08 - 9.06
                                2013      188,489   131.00 - 147.04   25,358,338       0.42         0.00 - 0.90        35.78 - 37.00

  BHFTII MetLife Aggregate      2017      540,078     19.14 - 45.02   13,699,278       2.90         0.00 - 0.90          2.34 - 3.26
     Bond Index Division        2016      554,637     18.53 - 43.97   13,766,735       2.76         0.00 - 0.90          1.44 - 2.35
                                2015      571,075     18.11 - 43.33   14,015,740       2.92         0.00 - 0.90        (0.64) - 0.25
                                2014      583,090     18.06 - 43.58   14,485,116       3.00         0.00 - 0.90          4.86 - 5.81
                                2013      548,388     17.07 - 41.54   12,382,548       3.39         0.00 - 0.90      (3.20) - (2.33)

  BHFTII MetLife Mid Cap        2017       80,351     42.73 - 51.60    3,833,486       1.52         0.00 - 0.90        14.92 - 15.95
     Stock Index Division       2016       56,764     36.85 - 44.50    2,267,923       1.27         0.00 - 0.90        19.36 - 20.43
                                2015       60,247     30.60 - 36.95    2,013,220       1.17         0.00 - 0.90      (3.22) - (2.35)
                                2014       87,019     31.33 - 37.84    3,083,112       1.05         0.00 - 0.90          8.51 - 9.49
                                2013       86,252     28.62 - 34.56    2,797,763       1.18         0.00 - 0.90        31.96 - 33.15

  BHFTII MetLife MSCI EAFE      2017      187,910     21.49 - 36.45    4,942,177       2.69         0.00 - 0.90        23.79 - 24.90
     Index Division             2016      191,182     17.20 - 29.43    4,043,957       2.60         0.00 - 0.90          0.44 - 1.34
                                2015      193,536     16.98 - 29.29    4,104,960       3.24         0.00 - 0.90      (1.97) - (1.09)
                                2014      206,415     17.16 - 29.86    4,464,868       2.71         0.00 - 0.90      (6.84) - (6.00)
                                2013      262,613     18.26 - 32.04    5,974,855       3.07         0.00 - 0.90        20.78 - 21.86

  BHFTII MetLife Russell 2000   2017      101,114     31.61 - 37.59    3,455,570       1.20         0.00 - 0.90        13.65 - 14.67
     Index Division             2016      109,019     27.82 - 32.78    3,254,335       1.37         0.00 - 0.90        20.20 - 21.28
                                2015      126,144     23.14 - 27.03    3,117,943       1.22         0.00 - 0.90      (5.13) - (4.27)
                                2014      142,869     24.39 - 28.23    3,699,710       1.21         0.00 - 0.90          4.10 - 5.04
                                2013      183,170     23.43 - 26.88    4,556,433       1.58         0.00 - 0.90        37.32 - 38.55

  BHFTII MetLife Stock Index    2017    1,436,062    32.13 - 116.39   59,960,837       1.77         0.00 - 0.90        20.46 - 21.54
     Division                   2016    1,533,315     26.58 - 96.58   52,646,385       2.01         0.00 - 0.90        10.68 - 11.67
                                2015    1,645,553     21.03 - 87.22   51,534,055       1.78         0.00 - 0.90          0.26 - 1.17
                                2014    1,882,074     20.79 - 86.95   58,568,582       1.69         0.00 - 0.90        12.35 - 13.36
                                2013    2,118,048     18.34 - 77.35   58,201,585       1.86         0.00 - 0.90        30.84 - 32.02

  BHFTII MFS Total Return       2017       94,697     27.30 - 39.54    2,944,589       2.53         0.00 - 0.90        11.44 - 12.44
     Division                   2016      102,854     23.68 - 35.41    2,871,810       2.74         0.00 - 0.90          8.23 - 9.20
                                2015      128,448     21.68 - 32.65    3,241,780       2.61         0.00 - 0.90      (1.05) - (0.16)
                                2014      131,854     21.71 - 32.93    3,359,749       2.33         0.00 - 0.90          7.67 - 8.64
                                2013      122,035     20.50 - 30.53    2,940,354       2.57         0.00 - 0.90        17.93 - 18.99

  BHFTII MFS Value Division     2017      363,828     24.36 - 28.04    9,338,291       2.13         0.00 - 0.90        16.95 - 18.00
                                2016      329,931     20.83 - 23.76    7,107,991       2.15         0.00 - 0.90        13.37 - 14.39
                                2015      419,200     18.38 - 20.77    8,076,877       2.53         0.00 - 0.90      (1.04) - (0.15)
                                2014      370,993     18.57 - 20.80    7,104,148       1.74         0.00 - 0.90         9.82 - 10.81
                                2013      387,875     16.91 - 18.77    6,760,489       1.84         0.00 - 0.90        34.52 - 35.73

  BHFTII MFS Value II Division  2017      113,916     25.29 - 80.63    4,928,513       2.62         0.00 - 0.90          6.68 - 7.64
                                2016      117,240     23.50 - 75.54    4,805,065       1.65         0.00 - 0.90        17.46 - 18.51
                                2015      127,118     19.83 - 64.28    4,557,494       1.82         0.00 - 0.90      (6.83) - (5.99)
                                2014      138,760     21.09 - 68.96    5,420,770       1.28         0.00 - 0.90          8.94 - 9.92
                                2013      158,289     19.19 - 63.27    5,636,500       1.40         0.00 - 0.90        30.87 - 32.05



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31                      FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ---------   ---------------   -----------  -------------  ----------------  -----------------
  BHFTII Neuberger Berman        2017    232,300     28.03 - 39.36     8,669,138      0.41          0.00 - 0.90        14.72 - 15.75
     Genesis Division            2016    249,669     24.21 - 34.24     8,106,048      0.47          0.00 - 0.90        17.63 - 18.68
                                 2015    281,941     20.40 - 29.05     7,812,985      0.44          0.00 - 0.90        (0.32) - 0.58
                                 2014    304,878     20.28 - 29.09     8,456,883      0.38          0.00 - 0.90        (0.88) - 0.01
                                 2013    341,566     20.28 - 29.29     9,567,958      0.78          0.00 - 0.90        37.29 - 38.52

  BHFTII T. Rowe Price Large     2017    235,621     28.05 - 41.30     7,354,249      0.31          0.00 - 0.90        32.67 - 33.86
     Cap Growth Division         2016    222,063     21.14 - 30.86     5,151,979      0.06          0.00 - 0.90          0.85 - 1.76
                                 2015    298,914     20.96 - 30.32     6,927,734      0.12          0.00 - 0.90         9.79 - 10.78
                                 2014    230,571     19.09 - 27.37     4,780,507      0.06          0.00 - 0.90          8.11 - 9.09
                                 2013    205,282     17.66 - 25.09     3,998,233      0.25          0.00 - 0.90        37.92 - 39.16

  BHFTII T. Rowe Price Small     2017    238,915     30.89 - 47.49     8,016,869      0.31          0.00 - 0.90        21.79 - 22.88
     Cap Growth Division         2016    239,530     25.36 - 38.64     6,615,513      0.25          0.00 - 0.90        10.74 - 11.74
                                 2015    252,940     22.90 - 34.58     6,247,548      0.14          0.00 - 0.90          1.79 - 2.71
                                 2014    283,047     22.50 - 33.67     6,845,427      0.02          0.00 - 0.90          5.95 - 6.91
                                 2013    296,588     21.24 - 31.50     6,759,154      0.33          0.00 - 0.90        43.27 - 44.55

  BHFTII Van Eck Global          2017    117,550     31.18 - 44.83     4,107,850      0.11          0.00 - 0.90      (1.50) - (0.62)
     Natural Resources Division  2016    122,401     31.66 - 45.31     4,317,890      0.83          0.00 - 0.90        42.98 - 44.26
                                 2015    135,926     22.14 - 31.55     3,364,534      0.53          0.00 - 0.90    (33.24) - (32.64)
                                 2014    138,590     33.17 - 47.04     5,104,495      0.51          0.00 - 0.90    (19.36) - (18.63)
                                 2013     75,347     41.13 - 58.08     3,701,909      0.87          0.00 - 0.90        10.07 - 11.06

  BHFTII Western Asset           2017     17,053   377.18 - 458.03     6,950,092      3.84          0.00 - 0.90          7.26 - 8.23
     Management Strategic Bond   2016     16,545   351.64 - 423.22     6,257,692      1.54          0.00 - 0.90          4.26 - 4.89
     Opportunities Division
     (Commenced 4/29/2016)

  BHFTII Western Asset           2017      3,084   212.75 - 261.85       723,808      3.05          0.00 - 0.90          1.03 - 1.93
     Management U.S. Government  2016      1,947   210.59 - 256.88       447,387      2.15          0.00 - 0.90          0.38 - 1.28
     Division                    2015      4,211   209.79 - 253.62     1,010,485      2.36          0.00 - 0.90        (0.33) - 0.57
                                 2014      4,552   210.47 - 252.18     1,084,630      1.89          0.00 - 0.90          1.89 - 2.81
                                 2013      3,003   206.56 - 245.29       676,204      2.08          0.00 - 0.90      (1.62) - (0.74)

  Fidelity VIP Equity-Income     2017    360,178     27.94 - 67.24    15,458,808      1.69          0.00 - 0.90        11.89 - 12.89
     Division                    2016    391,589     24.75 - 59.98    14,906,317      2.20          0.00 - 0.90        16.97 - 18.02
                                 2015    454,388     20.97 - 51.18    14,732,463      3.11          0.00 - 0.90      (4.82) - (3.96)
                                 2014    487,769     21.83 - 53.66    16,664,345      2.86          0.00 - 0.90          7.75 - 8.72
                                 2013    497,125     20.08 - 49.70    16,000,845      2.33          0.00 - 0.90        27.00 - 28.15

  Fidelity VIP Mid Cap           2017     88,548     49.84 - 58.39     4,672,052      0.69          0.00 - 0.90        19.73 - 20.81
     Division                    2016     97,355     41.63 - 48.34     4,280,262      0.48          0.00 - 0.90        11.23 - 12.23
                                 2015    113,273     37.42 - 43.07     4,460,618      0.48          0.00 - 0.90      (2.27) - (1.39)
                                 2014    129,432     38.29 - 43.67     5,191,833      0.24          0.00 - 0.90          5.34 - 6.29
                                 2013    157,436     36.35 - 41.09     5,966,757      0.50          0.00 - 0.90        35.02 - 36.23

  JPMorgan Insurance Trust       2017     46,241     14.95 - 16.49       750,562      2.57          0.45 - 0.90          2.65 - 3.11
     Core Bond Division          2016     44,403     14.56 - 15.99       698,826      2.63          0.45 - 0.90          1.20 - 1.66
                                 2015     54,729     14.39 - 15.73       847,986      3.60          0.45 - 0.90          0.22 - 0.67
                                 2014     54,228     14.36 - 15.63       835,212      3.84          0.45 - 0.90          3.98 - 4.45
                                 2013     55,103     13.81 - 14.96       810,630      4.60          0.45 - 0.90      (2.35) - (1.91)



            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
           OF GENERAL AMERICAN LIFE INSURANCE COMPANY
        NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                    AS OF DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                       -----------------------------------------  --------------------------------------------------
                                                      UNIT VALUE                  INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                       LOWEST TO          NET        INCOME          LOWEST TO          LOWEST TO
                                          UNITS       HIGHEST ($)     ASSETS ($)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       ----------  ----------------  -----------  -------------  ----------------  -----------------
  JPMorgan Insurance Trust       2017      72,802     37.34 - 47.42    3,341,139      0.32         0.00 - 0.90         14.20 - 15.23
     Small Cap Core Division     2016      57,449     32.70 - 41.34    2,277,324      0.50         0.00 - 0.90         19.14 - 20.21
                                 2015      86,284     27.45 - 34.54    2,890,717      0.14         0.00 - 0.90       (6.13) - (5.28)
                                 2014      89,168     29.24 - 36.63    3,153,648      0.15         0.00 - 0.90           8.62 - 9.59
                                 2013      99,271     26.92 - 33.57    3,196,530      0.56         0.00 - 0.90         41.03 - 42.29

  Russell International          2017      63,736     20.07 - 24.90    1,542,703      2.62         0.45 - 0.90         23.86 - 24.42
     Developed Markets Division  2016      67,002     16.20 - 20.02    1,306,331      3.03         0.45 - 0.90           1.45 - 1.90
                                 2015      78,843     15.97 - 19.64    1,509,402      1.15         0.45 - 0.90       (2.19) - (1.76)
                                 2014      80,335     16.33 - 19.99    1,567,210      2.00         0.45 - 0.90       (5.30) - (4.88)
                                 2013      84,037     17.25 - 21.02    1,727,325      1.95         0.45 - 0.90         20.82 - 21.36

  Russell Strategic Bond         2017      35,646     22.04 - 26.49      893,673      1.35         0.45 - 0.90           2.94 - 3.40
     Division                    2016      39,229     21.41 - 25.63      949,307      1.59         0.45 - 0.90           2.18 - 2.64
                                 2015      45,991     20.95 - 24.98    1,089,808      2.38         0.45 - 0.90       (1.03) - (0.59)
                                 2014      47,149     21.17 - 25.14    1,125,539      1.59         0.45 - 0.90           4.51 - 4.98
                                 2013      61,515     20.25 - 23.96    1,406,359      1.45         0.45 - 0.90       (2.33) - (1.89)

  Russell U.S. Small Cap         2017      48,085     25.26 - 40.56    1,782,753      0.18         0.45 - 0.90         14.45 - 14.96
     Equity Division             2016      50,721     22.07 - 35.30    1,636,361      0.82         0.45 - 0.90         17.60 - 18.13
                                 2015      58,685     18.77 - 29.90    1,587,739      0.66         0.45 - 0.90       (8.01) - (7.60)
                                 2014      57,287     20.40 - 32.37    1,691,301      0.25         0.45 - 0.90           0.65 - 1.10
                                 2013      59,741     20.27 - 32.04    1,723,890      0.43         0.45 - 0.90         38.75 - 39.38

  Russell U.S. Strategic         2017     120,239     24.58 - 39.61    4,090,884      1.02         0.45 - 0.90         19.72 - 20.26
     Equity Division             2016     126,635     20.53 - 32.95    3,565,102      1.05         0.45 - 0.90          9.65 - 10.14
                                 2015     141,010     18.73 - 29.94    3,648,445      0.82         0.45 - 0.90           0.20 - 0.65
                                 2014     146,011     18.69 - 29.76    3,752,483      1.17         0.45 - 0.90         10.70 - 11.20
                                 2013     154,054     16.88 - 26.77    3,539,995      1.22         0.45 - 0.90         31.73 - 32.32

  VanEck VIP Emerging Markets    2017      80,962     49.12 - 81.81    5,093,837      0.36         0.00 - 0.90         49.69 - 51.03
     Division                    2016      66,650     32.81 - 54.41    2,868,911      0.53         0.00 - 0.90         (0.79) - 0.10
                                 2015     100,691     33.08 - 54.60    4,236,208      0.55         0.00 - 0.90     (14.76) - (13.99)
                                 2014      96,903     38.80 - 63.77    4,831,803      0.50         0.00 - 0.90       (1.30) - (0.41)
                                 2013     111,107     39.32 - 64.32    5,639,281      1.48         0.00 - 0.90         11.02 - 12.02

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Division from the underlying fund or portfolio, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Division invests. The investment income ratio is calculated as a weighted average ratio since the Division may invest in two or more share classes, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios.

2 These amounts represent annualized policy expenses of each of the applicable
  Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund or portfolio have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Division.

Metropolitan Tower Life Insurance Company and Subsidiaries

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

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                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Metropolitan Tower Life Insurance Company:

We have audited the accompanying consolidated financial statements of Metropolitan Tower Life Insurance Company and its subsidiaries (a wholly-owned subsidiary of MetLife, Inc.) (the "Company") which comprise the consolidated balance sheet as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Tower Life Insurance Company and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 13, 2018

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                       2017          2016
                                                                                   ------------  -----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized
  cost: $3,421 and $2,939, respectively).......................................... $      3,712  $     3,159
Equity securities available-for-sale, at estimated fair value (cost: $11 and $11,
  respectively)...................................................................           11           11
Mortgage loans (net of valuation allowances of: $1 and $1, respectively)..........          306          231
Policy loans......................................................................          250          257
Real estate and real estate joint ventures........................................          377          296
Short-term investments, at estimated fair value...................................           53          132
Annuities funding structured settlement claims....................................        4,330        4,372
Other invested assets.............................................................          179          261
                                                                                   ------------  -----------
   Total investments..............................................................        9,218        8,719
Cash and cash equivalents, principally at estimated fair value....................           86           71
Accrued investment income.........................................................           38           34
Premiums, reinsurance and other receivables.......................................          974          971
Current income tax recoverable....................................................           20           --
Other assets......................................................................           37           30
Separate account assets...........................................................          123          112
                                                                                   ------------  -----------
   Total assets................................................................... $     10,496  $     9,937
                                                                                   ============  ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................ $        895  $       340
Policyholder account balances.....................................................        3,287        3,390
Other policy-related balances.....................................................        4,372        4,416
Payables for collateral under securities loaned and other transactions............          499          443
Deferred income tax liability.....................................................          119          202
Other liabilities.................................................................           84           61
Separate account liabilities......................................................          123          112
                                                                                   ------------  -----------
   Total liabilities..............................................................        9,379        8,964
                                                                                   ------------  -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
Common stock, par value $2,000 per share; 1,000 shares authorized, issued and
  outstanding.....................................................................            3            3
Additional paid-in capital........................................................          967          967
Retained earnings (deficit).......................................................           (6)        (139)
Accumulated other comprehensive income (loss).....................................          153          142
                                                                                   ------------  -----------
   Total stockholder's equity.....................................................        1,117          973
                                                                                   ------------  -----------
   Total liabilities and stockholder's equity..................................... $     10,496  $     9,937
                                                                                   ============  ===========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                            2017       2016      2015
                                                         ----------  --------  --------
Revenues
Premiums................................................ $      517  $     --  $     --
Universal life and investment-type product policy fees..         76        82        84
Net investment income...................................        447       454       487
Other revenues..........................................         10        15        15
Net investment gains (losses)...........................         --       (49)      (33)
Net derivative gains (losses)...........................         (1)        9         5
                                                         ----------  --------  --------
   Total revenues.......................................      1,049       511       558
                                                         ----------  --------  --------
Expenses
Policyholder benefits and claims........................        842       352       364
Interest credited to policyholder account balances......        112       115       120
Other expenses..........................................         65        31        51
                                                         ----------  --------  --------
   Total expenses.......................................      1,019       498       535
                                                         ----------  --------  --------
   Income (loss) before provision for income tax........         30        13        23
Provision for income tax expense (benefit)..............       (103)        5         8
                                                         ----------  --------  --------
   Net income (loss).................................... $      133  $      8  $     15
                                                         ==========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                               2017      2016      2015
                                                            ---------  --------  --------
Net income (loss).......................................... $     133  $      8  $     15
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related
  offsets..................................................        24        34      (129)
Unrealized gains (losses) on derivatives...................        (8)        1         4
                                                            ---------  --------  --------
   Other comprehensive income (loss), before income tax....        16        35      (125)
Income tax (expense) benefit related to items of other
  comprehensive income (loss)..............................        (5)      (13)       43
                                                            ---------  --------  --------
   Other comprehensive income (loss), net of income tax....        11        22       (82)
                                                            ---------  --------  --------
   Comprehensive income (loss)............................. $     144  $     30  $    (67)
                                                            =========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        Accumulated
                                                  Additional Retained      Other         Total
                                           Common  Paid-in   Earnings  Comprehensive Stockholder's
                                           Stock   Capital   (Deficit) Income (Loss)    Equity
                                           ------ ---------- --------- ------------- -------------
Balance at December 31, 2014.............. $    3  $    967  $     --    $    202     $    1,172
Dividends paid to MetLife, Inc............                       (102)                      (102)
Net income (loss).........................                         15                         15
Other comprehensive income (loss), net of
  income tax..............................                                    (82)           (82)
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2015..............      3       967       (87)        120          1,003
                                           ------  --------  --------    --------     ----------
Dividends paid to MetLife, Inc............                        (60)                       (60)
Net income (loss).........................                          8                          8
Other comprehensive income (loss), net of
  income tax..............................                                     22             22
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2016..............      3       967      (139)        142            973
                                           ------  --------  --------    --------     ----------
Net income (loss).........................                        133                        133
Other comprehensive income (loss), net of
  income tax..............................                                     11             11
                                           ------  --------  --------    --------     ----------
Balance at December 31, 2017.............. $    3  $    967  $     (6)   $    153     $    1,117
                                           ======  ========  ========    ========     ==========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                        2017       2016       2015
                                                                     ----------  --------  ----------
Cash flows from operating activities
Net income (loss)................................................... $      133  $      8  $       15
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
Depreciation and amortization expenses..............................         12         9          11
Amortization of premiums and accretion of discounts associated with
  investments, net..................................................        (20)      (24)        (27)
(Gains) losses on investments, net..................................         --        49          33
(Gains) losses on derivatives, net..................................          7        13          30
(Income) loss from equity method investments, net of dividends or
  distributions.....................................................          3         3          (1)
Interest credited to policyholder account balances..................        112       115         120
Universal life and investment-type product policy fees..............        (76)      (82)        (84)
Asset impairment....................................................         --        --          21
Change in accrued investment income.................................         (4)       11           1
Change in premiums, reinsurance and other receivables...............         (4)        2          11
Change in income tax................................................       (108)      (58)        (47)
Change in other assets..............................................          3        11          16
Change in future policy benefits and policy-related balances........        504        15           9
Change in other liabilities.........................................         24       (12)        (10)
Other, net..........................................................          4        --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) operating activities..............        590        60          98
                                                                     ----------  --------  ----------
Cash flows from investing activities
Sales, maturities and repayments of:
   Fixed maturity securities........................................      1,457       898       1,186
   Mortgage loans...................................................         34        67          58
   Real estate and real estate joint ventures.......................         --         1         181
Purchases of:
   Fixed maturity securities........................................     (1,923)     (731)     (1,246)
   Mortgage loans...................................................       (109)      (51)        (18)
   Real estate and real estate joint ventures.......................        (19)       (8)        (16)
Cash received in connection with freestanding derivatives...........          8         5           2
Cash paid in connection with freestanding derivatives...............        (10)       (1)         (2)
Net change in policy loans..........................................          7         8          12
Net change in short-term investments................................         79        --          94
Net change in other invested assets.................................         --         1          --
Net change in property and equipment................................        (10)       --          --
                                                                     ----------  --------  ----------
   Net cash provided by (used in) investing activities.............. $     (486) $    189  $      251
                                                                     ----------  --------  ----------

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                2017      2016      2015
                                                                              --------  --------  --------
Cash flows from financing activities
Policyholder account balances:
   Deposits.................................................................. $    772  $    348  $    183
   Withdrawals...............................................................     (917)     (489)     (323)
Net change in payables for collateral under securities loaned and other
  transactions...............................................................       56       (52)     (112)
Dividends paid to MetLife, Inc...............................................       --       (60)     (102)
Other, net...................................................................       --        --         3
                                                                              --------  --------  --------
   Net cash provided by (used in) financing activities.......................      (89)     (253)     (351)
                                                                              --------  --------  --------
   Change in cash and cash equivalents.......................................       15        (4)       (2)
Cash and cash equivalents, beginning of year.................................       71        75        77
                                                                              --------  --------  --------
   Cash and cash equivalents, end of year.................................... $     86  $     71  $     75
                                                                              ========  ========  ========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Income tax................................................................... $      5  $     61  $     57
                                                                              ========  ========  ========
Non-cash transactions:
Increase in real estate and real estate joint ventures due to the expiration
  of a leveraged lease where the underlying asset was real estate............ $     73  $     --  $     --
                                                                              ========  ========  ========

       See accompanying notes to the consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   Metropolitan Tower Life Insurance Company ("MTL") and its subsidiaries (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. The Company is domiciled in the state of Delaware ("Delaware"), and is licensed to transact insurance business in, and is subject to regulation by all 50 states and the District of Columbia. The Company is actively selling structured settlement annuities, as well as term life insurance sold through the Company's direct to consumer channel. The Company is no longer actively selling traditional fixed annuities, variable and universal life insurance, and whole life insurance.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of MTL and its subsidiaries, including partnerships in which the Company has control. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .   such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .   investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                          Note
-------------------------------------------------------------------------------
Insurance                                                                   2
-------------------------------------------------------------------------------
Deferred Policy Acquisition Costs                                           3
-------------------------------------------------------------------------------
Reinsurance                                                                 4
-------------------------------------------------------------------------------
Investments                                                                 5
-------------------------------------------------------------------------------
Derivatives                                                                 6
-------------------------------------------------------------------------------
Fair Value                                                                  7
-------------------------------------------------------------------------------
Income Tax                                                                  10
-------------------------------------------------------------------------------
Litigation Contingencies                                                    11

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Liabilities for universal life paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the paid-up guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

   Other Policy-Related Balances

      Other policy-related balances primarily include obligations assumed under structured settlement assignments as described in Note 2.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC and reported in other assets on the balance sheet. Such costs include:

   .   incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     DAC is amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .   Nonparticipating and               Actual and expected future gross
     non-dividend-paying traditional    premiums.
     contracts (primarily term
     insurance)
 -----------------------------------------------------------------------------
 .   Fixed and variable universal life  Actual and expected future gross
     contracts                          profits.
 -----------------------------------------------------------------------------

     See Note 3 for additional information on DAC amortization. Amortization of DAC is included in other expenses.

     The recovery of DAC is dependent upon the future profitability of the related business.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

      Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments when such distributions become payable or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

      The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

   Annuities Funding Structured Settlement Claims

      Annuities funding structured settlement claims represent annuities funding claims assumed by the Company in its capacity as a structured settlements assignment company. The annuities are stated at their contract value, which represents the present value of the future periodic claim payments to be provided. The net investment income recognized reflects the amortization of discount of the annuity at its implied effective interest rate. See Note 2.

   Other Invested Assets

      Other invested assets consist principally of the following:

   . Leveraged leases which are recorded net of non-recourse debt. Income is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. Leveraged leases derive investment returns in part from their income tax treatment. The Company regularly reviews residual values for impairment.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

  . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

  . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

 Fair Value

    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

 Income Tax

   Metropolitan Tower Life Insurance Company and its includable subsidiaries join with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to Metropolitan Tower Life Insurance Company and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If Metropolitan Tower Life Insurance Company or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by Metropolitan Tower Life Insurance Company and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if Metropolitan Tower Life Insurance Company or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

    The Company's accounting for income taxes represents management's best estimate of various events and transactions.

    Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

    The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination the Company considers many factors, including:

  . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

  .   the jurisdiction in which the deferred tax asset was generated;

  . the length of time that carryforward can be utilized in the various taxing jurisdictions;

  . future taxable income exclusive of reversing temporary differences and carryforwards;

  .   future reversals of existing taxable temporary differences;

  .   taxable income in prior carryback years; and

  .   tax planning strategies.

    The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

    The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

    On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See Note 10 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

 Litigation Contingencies

    The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

 Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Property and Equipment

      Property and equipment, which is included in other assets, is stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property and from three to seven years for property and equipment. The cost basis was $37 million and $36 million at December 31, 2017 and 2016, respectively. Accumulated depreciation was $15 million and $16 million at December 31, 2017 and 2016, respectively. Related depreciation expense was $3 million, $3 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively. During the year ended December 31, 2015, an impairment of $21 million was recognized on company owned property. As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $6 million, $7 million, $7 million, $7 million, $1 million and $3 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively. See Note 12 for information on rental revenues related to a lease agreement with an affiliate.

   Other Revenues

      Other revenues include fees on reinsurance financing agreements, as well as, rental income with affiliates. Such fees are recognized in the period in which services are performed.

   Employee Benefit Plans

      Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

   Foreign Currency

      Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption of the new guidance did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in the first quarter of 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $32 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt
Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In February 2016, the FASB issued new guidance on leasing transactions
(ASU 2016-02, Leases - Topic 842). The new guidance is effective for the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and requires a modified retrospective transition approach. Early adoption is permitted. The new guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Leases would be classified as finance or operating leases and both types of leases will be recognized on the balance sheet. Lessor accounting will remain largely unchanged from current guidance except for certain targeted changes. The new guidance will also require new qualitative and quantitative disclosures. The Company's implementation efforts are primarily focused on the review of its existing lease contracts, identification of other contracts that may fall under the scope of the new guidance, and performing a gap analysis on the current state of lease-related activities compared with the future state of lease-related activities. The Company is currently evaluating the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments-Overall: Technical Corrections and Improvements, issued in February
2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option ("FVO") that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company did not identify any material revenue streams within the scope of the guidance. The modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

 -----------------------------------------------------------------------------
 Product Type:                          Measurement Assumptions:
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Nonparticipating life                  Aggregate of the present value of
                                        future expected benefit payments and
                                        related expenses less the present
                                        value of future expected net
                                        premiums. Assumptions as to mortality
                                        and persistency are based upon the
                                        Company's experience when the basis
                                        of the liability is established.
                                        Interest rate assumptions for the
                                        aggregate future policy benefit
                                        liabilities range from 3% to 8%.
 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------
 Traditional fixed annuities after      Present value of future expected
 annuitization                          payments. Interest rate assumptions
                                        used in establishing such liabilities
                                        range from 3% to 8%.
 -----------------------------------------------------------------------------

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


Guarantees

   The Company previously issued universal life contracts where the Company contractually guarantees to the contractholder a guaranteed paid-up benefit.

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to universal life contracts was as follows:

                                                               Universal Life
                                                                 Contracts
                                                             ------------------
                                                             Paid-Up Guarantees
                                                             ------------------
                                                               (In millions)
Direct:
Balance at January 1, 2015..................................      $    206
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           215
Incurred guaranteed benefits................................            14
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           229
Incurred guaranteed benefits................................            10
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    239
                                                                  ========
Ceded:
Balance at January 1, 2015..................................      $    146
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................           152
Incurred guaranteed benefits................................             9
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................           161
Incurred guaranteed benefits................................             6
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $    167
                                                                  ========
Net:
Balance at January 1, 2015..................................      $     60
Incurred guaranteed benefits................................             3
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2015................................            63
Incurred guaranteed benefits................................             5
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2016................................            68
Incurred guaranteed benefits................................             4
Paid guaranteed benefits....................................            --
                                                                  --------
Balance at December 31, 2017................................      $     72
                                                                  ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                           December 31,
                                                      ----------------------
                                                         2017       2016
                                                      ---------- -----------
                                                        Paid-Up Guarantees
                                                      ----------------------
                                                          (In millions)
   Total account value (1)........................... $    2,230 $     2,323
   Net amount at risk (2)............................ $    9,902 $    10,622
   Average attained age of policyholders.............   64 years    63 years

--------
(1)Includes the contractholder's investments in the general account.

(2)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

Obligations Assumed Under Structured Settlement Assignments

   The Company assumed structured settlement claim obligations when operating solely as an assignment company. These liabilities are measured at the present value of the periodic claims to be provided and reported as other policy-related balances. The Company received a fee for assuming these claim obligations and, as the assignee of the claim, is legally obligated to ensure periodic payments are made to the claimant. The Company purchased annuities from an affiliate to fund these periodic payment claim obligations and designated payments to be made directly to the claimant by the affiliated annuity writer. These annuities funding the assigned structured settlement claims are recorded as an investment. See Note 1.

   See Note 5 for additional information on obligations assumed under structured settlement assignments.

Obligations Under Funding Agreements

   MTL is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. Holdings of common stock of the FHLB of Pittsburgh, included in equity securities, were $11 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Pittsburgh. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                         Liability        Collateral (2)
                                    ------------------- -------------------
                                                 December 31,
                                    ---------------------------------------
                                      2017      2016      2017      2016
                                    --------- --------- --------- ---------
                                                 (In millions)
     FHLB of Pittsburgh (1)........ $     250 $     250 $     311 $     383

--------
(1)Represents funding agreements issued to the FHLB of Pittsburgh in exchange for cash and for which the FHLB of Pittsburgh has been granted a lien on certain assets, some of which are in the custody of the FHLB of Pittsburgh, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Pittsburgh as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

   Separate account assets and liabilities consist of pass-through separate accounts totaling $123 million and $112 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


   For the years ended December 31, 2017, 2016, and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

Liabilities for Unpaid Claims and Claim Expenses

       Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                   Years Ended December 31,
                                                ----------------------------
                                                  2017      2016      2015
                                                --------  --------  --------
                                                        (In millions)
  Balance at January 1,........................ $     38  $     31  $     31
     Less: Reinsurance recoverables............       13        15        14
                                                --------  --------  --------
  Net balance at January 1,....................       25        16        17
                                                --------  --------  --------
  Incurred related to:
     Current year..............................       59        67        46
     Prior years (1)...........................        5         6         5
                                                --------  --------  --------
         Total incurred........................       64        73        51
                                                --------  --------  --------
  Paid related to:
     Current year..............................      (59)      (59)      (47)
     Prior years...............................       (5)       (5)       (5)
                                                --------  --------  --------
         Total paid............................      (64)      (64)      (52)
                                                --------  --------  --------
  Net balance at December 31,..................       25        25        16
     Add: Reinsurance recoverables.............       15        13        15
                                                --------  --------  --------
  Balance at December 31(included in other
    policy-related balances),.................. $     40  $     38  $     31
                                                ========  ========  ========

--------
(1)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events that occurred in prior years, but reported during the current year.

3. Deferred Policy Acquisition Costs

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance unless the DAC balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)

Fixed and Variable Universal Life Contracts

   The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and the effect of certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs (continued)


   Information regarding DAC was as follows:

                                               Years Ended December 31,
                                             ---------------------------
                                               2017     2016      2015
                                             -------  --------  --------
                                                    (In millions)
       DAC:
       Balance at January 1,................ $    --  $     --  $      1
       Capitalizations......................      --        --        --
       Amortization related to:
       Other expenses.......................      (7)       (7)      (13)
                                             -------  --------  --------
          Total amortization................      (7)       (7)      (13)
                                             -------  --------  --------
       Unrealized investment gains (losses).       9         7        12
                                             -------  --------  --------
       Balance at December 31,.............. $     2  $     --  $     --
                                             =======  ========  ========

4. Reinsurance

   The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis. In addition, the Company has reinsured a significant portion of the mortality risk on its individual universal life insurance policies. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has reinsured certain of its annuity and supplementary contract business to an affiliate.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company had $234 million and $228 million of net unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2017 and 2016, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                   Years Ended December 31,
                                                               -------------------------------
                                                                  2017       2016       2015
                                                               ---------  ---------  ---------
                                                                        (In millions)
Premiums
Direct premiums............................................... $     522  $      11  $       6
Reinsurance assumed...........................................         1         --         --
Reinsurance ceded.............................................        (6)       (11)        (6)
                                                               ---------  ---------  ---------
   Net premiums............................................... $     517  $      --  $      --
                                                               =========  =========  =========
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $     177  $     182  $     188
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (101)      (100)      (104)
                                                               ---------  ---------  ---------
   Net universal life and investment-type product policy fees. $      76  $      82  $      84
                                                               =========  =========  =========
Other revenues
Direct other revenues......................................... $       8  $       5  $       5
Reinsurance assumed...........................................         2          5          4
Reinsurance ceded.............................................        --          5          6
                                                               ---------  ---------  ---------
   Net other revenues......................................... $      10  $      15  $      15
                                                               =========  =========  =========
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $     974  $     492  $     492
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................      (132)      (140)      (128)
                                                               ---------  ---------  ---------
   Net policyholder benefits and claims....................... $     842  $     352  $     364
                                                               =========  =========  =========
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $     133  $     136  $     142
Reinsurance assumed...........................................        --         --         --
Reinsurance ceded.............................................       (21)       (21)       (22)
                                                               ---------  ---------  ---------
   Net interest credited to policyholder account balances..... $     112  $     115  $     120
                                                               =========  =========  =========

   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                        December 31,
                                 -----------------------------------------------------------
                                             2017                          2016
                                 ----------------------------- -----------------------------
                                                        Total                         Total
                                                       Balance                       Balance
                                 Direct Assumed Ceded   Sheet  Direct Assumed Ceded   Sheet
                                 ------ ------- ------ ------- ------ ------- ------ -------
                                                        (In millions)
Assets
Premiums, reinsurance and other
  receivables................... $   4   $  1   $  969 $  974  $   --  $  1   $  970 $  971
                                 =====   ====   ====== ======  ======  ====   ====== ======
Liabilities
Other liabilities............... $  56   $  2   $   26 $   84  $   36  $  1   $   24 $   61
                                 =====   ====   ====== ======  ======  ====   ====== ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance are the result of affiliated reinsurance transactions. See "-- Related Party Reinsurance Transactions." The deposit liabilities on reinsurance were $2 million and $1 million at December 31, 2017 and 2016, respectively.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC and MetLife Insurance K.K., each of which is a related party.

   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                               Years Ended December 31,
                                                              -------------------------
                                                                2017     2016     2015
                                                              -------  -------  -------
                                                                    (In millions)
Premiums
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (6)     (11)      (6)
                                                              -------  -------  -------
    Net premiums............................................. $    (6) $   (11) $    (6)
                                                              =======  =======  =======
Other revenues
Reinsurance assumed.......................................... $     3  $     5  $     4
Reinsurance ceded............................................      --        5        6
                                                              -------  -------  -------
    Net other revenues....................................... $     3  $    10  $    10
                                                              =======  =======  =======
Policyholder benefits and claims
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................      (5)     (11)      (8)
                                                              -------  -------  -------
    Net policyholder benefits and claims..................... $    (5) $   (11) $    (8)
                                                              =======  =======  =======
Interest credited to policyholder account balances
Reinsurance assumed.......................................... $    --  $    --  $    --
Reinsurance ceded............................................     (21)     (21)     (22)
                                                              -------  -------  -------
    Net interest credited to policyholder account balances... $   (21) $   (21) $   (22)
                                                              =======  =======  =======

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                 December 31,
                                                       ---------------------------------
                                                             2017             2016
                                                       ---------------- ----------------
                                                       Assumed  Ceded   Assumed  Ceded
                                                       ------- -------- ------- --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other receivables........... $    1  $    709 $    2  $    718
                                                       ======  ======== ======  ========

   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $709 million and $718 million of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $660 million and $667 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                  December 31, 2017                           December 31, 2016
                     ------------------------------------------- -------------------------------------------
                                  Gross Unrealized                            Gross Unrealized
                               -----------------------                     -----------------------
                      Cost or                          Estimated  Cost or                          Estimated
                     Amortized        Temporary  OTTI    Fair    Amortized        Temporary  OTTI    Fair
                       Cost    Gains   Losses   Losses   Value     Cost    Gains   Losses   Losses   Value
                     --------- ------ --------- ------ --------- --------- ------ --------- ------ ---------
                                                          (In millions)
Fixed maturity
  securities:
U.S. corporate...... $  1,076  $  105   $   3   $  --  $  1,178  $  1,001  $   87   $   5   $  --  $  1,083
U.S. government and
  agency............      565     127       2      --       690       426     102       1      --       527
RMBS................      621      13       2      --       632       390      14       4      --       400
Foreign corporate...      400      23       7      --       416       309      12      12      --       309
CMBS................      303       3      --      --       306       159       3      --      --       162
ABS.................      287       2       2      --       287       515       3       5      --       513
State and political
  subdivision.......      131      31      --      --       162       110      24      --      --       134
Foreign government..       38       3      --      --        41        29       2      --      --        31
                     --------  ------   -----   -----  --------  --------  ------   -----   -----  --------
   Total fixed
     maturity
     securities..... $  3,421  $  307   $  16   $  --  $  3,712  $  2,939  $  247   $  27   $  --  $  3,159
                     ========  ======   =====   =====  ========  ========  ======   =====   =====  ========
Equity securities:
Common stock........ $     11  $   --   $  --   $  --  $     11  $     11  $   --   $  --   $  --  $     11

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than ($1) million at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

    Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

    The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                                    Due After Five
                                                      Due After One     Years                               Total Fixed
                                          Due in One  Year Through   Through Ten   Due After Ten Structured  Maturity
                                         Year or Less  Five Years       Years          Years     Securities Securities
                                         ------------ ------------- -------------- ------------- ---------- -----------
                                                                         (In millions)
Amortized cost..........................   $    84      $    555       $    671     $      900   $    1,211 $    3,421
Estimated fair value....................   $    85      $    571       $    683     $    1,148   $    1,225 $    3,712

    Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

  Continuous Gross Unrealized Losses for Fixed Maturity AFS by Sector

    The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                               December 31, 2017                              December 31, 2016
                                  ---------------------------------------------- ----------------------------------------------
                                                        Equal to or Greater than                       Equal to or Greater than
                                   Less than 12 Months        12 Months           Less than 12 Months        12 Months
                                  --------------------- ------------------------ --------------------- ------------------------
                                               Gross                   Gross                  Gross                   Gross
                                  Estimated  Unrealized Estimated    Unrealized  Estimated  Unrealized Estimated    Unrealized
                                  Fair Value   Losses   Fair Value     Losses    Fair Value   Losses   Fair Value     Losses
                                  ---------- ---------- ----------   ----------  ---------- ---------- ----------   ----------
                                                                   (Dollars in millions)
Fixed maturity securities:
U.S. corporate...................   $  124     $   1      $   18       $   2       $   89     $   1      $   49       $   4
U.S. government and agency.......      262         2           1          --           53         1          --          --
RMBS.............................      163        --          45           2          108         2          49           2
Foreign corporate................       70         3          28           4           83         2          42          10
CMBS.............................       20        --          --          --           29        --          12          --
ABS..............................       10        --          44           2           67         1         113           4
State and political
 subdivision.....................        5        --          --          --           --        --          --          --
Foreign government...............       --        --          --          --            2        --          --          --
                                    ------     -----      ------       -----       ------     -----      ------       -----
    Total fixed maturity
     securities..................   $  654     $   6      $  136       $  10       $  431     $   7      $  265       $  20
                                    ======     =====      ======       =====       ======     =====      ======       =====
Total number of securities in an
 unrealized loss position........      131                    35                      120                    80
                                    ======                ======                   ======                ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

      Gross unrealized losses on fixed maturity securities decreased
   $11 million during the year ended December 31, 2017 to $16 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $16 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to foreign corporate securities (primarily industrial securities) and non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers and evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security and the payment priority within the tranche structure of the security.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                 December 31,
                                   ----------------------------------------
                                           2017                 2016
                                   -------------------  -------------------
                                   Carrying    % of     Carrying    % of
                                    Value      Total     Value      Total
                                   --------  ---------  --------  ---------
                                             (Dollars in millions)
    Mortgage loans:
    Commercial.................... $    248       81.0% $    191       82.7%
    Agricultural..................       59       19.3        41       17.7
                                   --------  ---------  --------  ---------
       Subtotal(1)................      307      100.3       232      100.4
    Valuation allowances..........       (1)      (0.3)       (1)      (0.4)
                                   --------  ---------  --------  ---------
       Total mortgage loans, net.. $    306      100.0% $    231      100.0%
                                   ========  =========  ========  =========

--------

(1)Purchases of commercial mortgage loans were $7 million and $0 for the years ended December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $118 million, $59 million and $15 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $43 million, $81 million and $71 million during the years ended December 31, 2017, 2016 and 2015, respectively.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     At December 31, 2017 and 2016, the Company had no impaired mortgage loans, all mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for the commercial mortgage loans. For both the years ended December 31, 2017 and 2016, the change in valuation allowance relating to provision (release) was less than $1 million.

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                                Recorded Investment
                                    ----------------------------------------------
                                    Debt Service Coverage Ratios
                                    ----------------------------
                                               1.00x -
                                    > 1.20x     1.20x   < 1.00x   Total  % of Total
                                     --------  -------  -------  ------- ----------
                                         (Dollars in millions)
December 31, 2017
Loan-to-value ratios:
Less than 65%...................... $    212   $    --  $    --  $   212     85.5%
65% to 75%.........................       27        --       --       27     10.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --         9       --        9      3.6
                                     --------  -------  -------  -------   ------
Total.............................. $    239   $     9  $    --  $   248    100.0%
                                     ========  =======  =======  =======   ======
December 31, 2016
Loan-to-value ratios:
Less than 65%...................... $    173   $     1  $     2  $   176     92.1%
65% to 75%.........................       15        --       --       15      7.9
76% to 80%.........................       --        --       --       --       --
Greater than 80%...................       --        --       --       --       --
                                     --------  -------  -------  -------   ------
Total.............................. $    188   $     1  $     2  $   191    100.0%
                                     ========  =======  =======  =======   ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                                    December 31,
                                     -----------------------------------------
                                             2017                 2016
                                     -------------------  --------------------
                                      Recorded    % of     Recorded    % of
                                     Investment   Total   Investment   Total
                                     ---------- --------  ---------- ---------
                                               (Dollars in millions)
Loan-to-value ratios:
Less than 65%.......................  $    48       81.4%  $    41       100.0%
65% to 75%..........................       11       18.6        --          --
                                      -------   --------   -------   ---------
   Total............................  $    59      100.0%  $    41       100.0%
                                      =======   ========   =======   =========

  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Real Estate

   Real estate investments consisted of traditional real estate at December 31, 2017 and 2016.

   The Company classifies within traditional real estate its investment in income-producing real estate, which is comprised primarily of wholly-owned real estate and joint ventures with interest in single property income-producing real estate.

   The wholly-owned real estate within traditional real estate is net of accumulated depreciation of $47 million and $39 million at December 31, 2017 and 2016, respectively. Related depreciation expense on wholly-owned real estate was $9 million, $6 million and $10 million for the year ended December 31, 2017, 2016 and 2015, respectively.

   There were no real estate impairments recognized for both the year ended December 31, 2017 and 2016.

   As of December 31, 2017, total minimum rental payments to be received in the future under non-cancelable leases was $17 million, $22 million, $23 million, $23 million, $23 million and $89 million for the years ended December 31, 2018, 2019, 2020, 2021, 2022 and years thereafter, respectively.

Other Invested Assets

   Other invested assets is comprised primarily of leveraged leases and freestanding derivatives with positive estimated fair values (see Note 6).

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Leveraged Leases

     Investment in leveraged leases consisted of the following at:

                                                             December 31,
                                                         --------------------
                                                            2017       2016
                                                         ---------  ---------
                                                             (In millions)
 Rental receivables, net................................ $      --  $      --
 Estimated residual values..............................       189        262
                                                         ---------  ---------
    Subtotal............................................       189        262
 Unearned income........................................       (23)       (31)
                                                         ---------  ---------
    Investment in leveraged leases, net of non-recourse
      debt.............................................. $     166  $     231
                                                         =========  =========

     Rental receivables are generally due in periodic installments. The payment periods range from one to four years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. Rental receivables, which were less than $1 million at both December 31, 2017 and 2016, were performing.

     The deferred income tax liability related to leveraged leases was $58 million and $102 million at December 31, 2017 and 2016, respectively.

     The components of income from investments in leveraged leases, excluding net investment gains (losses), were as follows:

                                                             December 31,
                                                        -----------------------
                                                         2017    2016    2015
                                                        ------- ------- -------
                                                             (In millions)
Income from investment in leveraged leases............. $     8 $    11 $    12
Less: Income tax expense on leveraged leases...........       3       4       4
                                                        ------- ------- -------
   Investment income after income tax in leveraged
     leases............................................ $     5 $     7 $     8
                                                        ======= ======= =======

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $47 million and $48 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity securities AFS and the effect on DAC and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                       Years Ended December 31,
                                                     ----------------------------
                                                       2017      2016      2015
                                                     --------  --------  --------
                                                             (In millions)
Fixed maturity securities........................... $    294  $    225  $    198
Derivatives.........................................       (1)        7         6
                                                     --------  --------  --------
       Subtotal.....................................      293       232       204
                                                     --------  --------  --------
Amounts allocated from:
   Future policy benefits...........................      (54)       --        --
   DAC..............................................       (4)      (13)      (20)
                                                     --------  --------  --------
       Subtotal.....................................      (58)      (13)      (20)
Deferred income tax benefit (expense)...............      (82)      (77)      (64)
                                                     --------  --------  --------
       Net unrealized investment gains (losses)..... $    153  $    142  $    120
                                                     ========  ========  ========

   The changes in net unrealized investment gains (losses) were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2017      2016      2015
                                                                        --------  --------  --------
                                                                                (In millions)
Balance at January 1,.................................................. $    142  $    120  $    202
Unrealized investment gains (losses) during the year...................       61        28      (138)
Unrealized investment gains (losses) relating to:
Future policy benefits.................................................      (54)       --         1
DAC related to noncredit OTTI losses recognized in AOCI................       --        --         1
DAC....................................................................        9         7        11
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       --        --        (1)
Deferred income tax benefit (expense)..................................       (5)      (13)       44
                                                                        --------  --------  --------
Balance at December 31,................................................ $    153  $    142  $    120
                                                                        ========  ========  ========
   Change in net unrealized investment gains (losses).................. $     11  $     22  $    (82)
                                                                        ========  ========  ========

Concentrations of Credit Risk

   There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2017 and 2016.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Securities Lending

   Elements of the securities lending program are presented below at:

                                                             December 31,
                                                           -----------------
                                                             2017     2016
                                                           -------- --------
                                                             (In millions)
   Securities on loan: (1)
      Amortized cost...................................... $    367 $    316
      Estimated fair value................................ $    482 $    415
   Cash collateral received from counterparties (2)....... $    485 $    417
   Security collateral received from counterparties (3)... $      7 $      5
   Reinvestment portfolio -- estimated fair value......... $    488 $    417

--------
(1)Included within fixed maturity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                           December 31, 2017                    December 31, 2016
                                     ------------------------------------ ------------------------------------
                                     Remaining Tenor of Securities        Remaining Tenor of Securities
                                       Lending Agreements                   Lending Agreements
                                     -----------------------------        -----------------------------
                                                          Over 1                               Over 1
                                                1 Month    to 6                      1 Month    to 6
                                     Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                     --------   -------   ------   ------ --------   -------   ------   ------
                                                             (In millions)
Cash collateral liability by loaned
  security type:
U.S. government and agency..........  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      -----     ------     ------  ------  -----      -----     ------  ------
   Total............................  $  74     $  181    $  230   $  485  $  34      $  87    $  296   $  417
                                      =====     ======     ======  ======  =====      =====     ======  ======

--------
(1)The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $72 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including agency RMBS, ABS, CMBS, foreign corporate securities) and cash equivalents with 44% invested in agency RMBS, cash equivalents, U.S. government and agency securities or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Invested Assets on Deposit, Held in Trust and Pledged as Collateral

   Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value for all asset classes at:

                                                                                December 31,
                                                                              -----------------
                                                                                2017     2016
                                                                              -------- --------
                                                                                (In millions)
Invested assets on deposit (regulatory deposits)............................. $      8 $      8
Invested assets held in trust (reinsurance agreements).......................       10       10
Invested assets pledged as collateral (1)....................................      317      283
                                                                              -------- --------
   Total invested assets on deposit, held in trust and pledged as collateral. $    335 $    301
                                                                              ======== ========

--------
(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

   See "-- Securities Lending" for information regarding securities on loan.

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2017 and 2016.

  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                              December 31,
                                              ---------------------------------------------
                                                       2017                   2016
                                              ---------------------- ----------------------
                                                           Maximum                Maximum
                                               Carrying   Exposure    Carrying   Exposure
                                                Amount   to Loss (1)   Amount   to Loss (1)
                                              ---------- ----------- ---------- -----------
                                                              (In millions)
Fixed maturity securities AFS:
   Structured Securities (2)................. $    1,225 $    1,225  $    1,075 $    1,075
   U.S. corporate............................         25         25          24         24
Real estate joint ventures...................         57         57          44         44
Other limited partnership interests..........         --         95          --         --
                                              ---------- ----------  ---------- ----------
       Total................................. $    1,307 $    1,402  $    1,143 $    1,143
                                              ========== ==========  ========== ==========

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

Net Investment Income

   The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                        --------------------------
                                                          2017     2016     2015
                                                        -------- -------- --------
                                                              (In millions)
Investment income:
Fixed maturity securities.............................. $    127 $    129 $    137
Equity securities......................................        1        1        1
Mortgage loans.........................................       12       16       14
Policy loans...........................................       19       20       20
Real estate............................................       22       14       33
Annuities funding structured settlement claims.........      277      276      288
Other..................................................       10       13       14
                                                        -------- -------- --------
   Subtotal............................................      468      469      507
Less: Investment expenses..............................       21       15       20
                                                        -------- -------- --------
   Net investment income............................... $    447 $    454 $    487
                                                        ======== ======== ========

   See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                         Years Ended December 31,
                                                        -------------------------
                                                          2017     2016     2015
                                                        -------- -------  -------
                                                              (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized-- by sector and industry:
U.S. and foreign corporate securities -- Industrial.... $     -- $    (1) $    --
                                                        -------- -------  -------
   OTTI losses on fixed maturity securities recognized
     in earnings....................................... $     -- $    (1) $    --
Fixed maturity securities -- net gains (losses) on
  sales and disposals.................................. $     -- $    (8) $    --
                                                        -------- -------  -------
   Total gains (losses) on fixed maturity securities... $     -- $    (9) $    --
Real estate............................................ $     -- $     1  $   (34)
Leveraged lease impairments............................ $     -- $   (41) $     1
                                                        -------- -------  -------
   Total net investment gains (losses)................. $     -- $   (49) $   (33)
                                                        ======== =======  =======

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were less than ($1) million, less than ($1) million and less than $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Sales or Disposals and Impairments of Fixed Maturity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown in the table below.

                                                     Years Ended December 31,
                                                    -------------------------
                                                      2017     2016     2015
                                                    -------  -------  -------
                                                          (In millions)
 Proceeds.......................................... $ 1,161  $   577  $   789
                                                    =======  =======  =======
 Gross investment gains............................ $     4  $     3  $     7
 Gross investment losses...........................      (4)     (11)      (7)
 OTTI losses.......................................      --       (1)      --
                                                    -------  -------  -------
    Net investment gains (losses).................. $    --  $    (9) $    --
                                                    =======  =======  =======

Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The estimated fair value of invested assets transferred from affiliates was $113 million for the year ended December 31, 2017.

   As a structured settlements assignment company, the Company purchased annuities from an affiliate to fund the periodic structured settlement claim payment obligations it assumed. Each annuity purchased is contractually designated to the assumed claim obligation it funds. The aggregate contract values of annuities funding structured settlement claims are recorded as an asset for which the Company has also recorded an unpaid claim obligation of equal amount. Such aggregated contract values were $4.3 billion and $4.4 billion at December 31, 2017 and 2016, respectively. The related net investment income and corresponding policyholder benefits and claims recognized were $277 million, $276 million and $288 million for the years ended
December 31, 2017, 2016 and 2015 respectively.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $6 million, $6 million and $5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with an affiliate.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value hedging relationships.

     The Company purchases interest rate floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in nonqualifying hedging relationships.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium. Synthetic GICs are not designated as hedging instruments.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency swaps and foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

  Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities, or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                               December 31,
                                                          -----------------------------------------------------------
                                                                     2017                          2016
                                                          ----------------------------- -----------------------------
                        Primary Underlying Risk Exposure           Estimated Fair Value          Estimated Fair Value
                        --------------------------------           --------------------          --------------------
                                                           Gross                         Gross
                                                          Notional                      Notional
                                                           Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                                          -------- ------  -----------  -------- ------  -----------
                                                                              (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps        Interest rate................. $     10 $   --    $   --     $     16 $   --    $   --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       25      3        --           21      5        --
                                                          -------- ------    ------     -------- ------    ------
   Subtotal...........................................          35      3        --           37      5        --
                                                          -------- ------    ------     -------- ------    ------
Cash flow hedges:
Foreign currency swaps     Foreign currency exchange
                           rate..........................      125      3         4           51      7        --
                                                          -------- ------    ------     -------- ------    ------
   Total qualifying hedges............................         160      6         4           88     12        --
                                                          -------- ------    ------     -------- ------    ------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate floors       Interest rate.................       --     --        --        3,100      9         4
Synthetic GICs             Interest rate.................    1,504     --        --           --     --        --
Foreign currency swaps     Foreign currency exchange
                           rate..........................       54      4         1           53      8        --
Foreign currency           Foreign currency exchange
  forwards                 rate..........................        8     --        --            7     --        --
Credit default swaps -
  written                  Credit........................       87      2        --           87      1        --
                                                          -------- ------    ------     -------- ------    ------
   Total non-designated or nonqualifying
     derivatives......................................       1,653      6         1        3,247     18         4
                                                          -------- ------    ------     -------- ------    ------
   Total..............................................    $  1,813 $   12    $    5     $  3,335 $   30    $    4
                                                          ======== ======    ======     ======== ======    ======

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                           Years Ended December 31,
                                                         ----------------------------
                                                            2017      2016     2015
                                                         ---------- -------- --------
                                                                (In millions)
Freestanding derivatives and hedging gains (losses) (1). $      (1) $      9 $      5

--------
(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $1 million for both the years ended
December 31, 2017 and 2016. The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the year ended December 31, 2015 was not significant.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $9 million, $23 million, and $45 million for the years ended December 31, 2017, 2016, and 2015 respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                      Net
                                                                   Derivative
                                                                 Gains (Losses)
                                                                 --------------
                                                                 (In millions)
 Year Ended December 31, 2017
 Interest rate derivatives......................................  $        (8)
 Foreign currency exchange rate derivatives.....................           (5)
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2016
 Interest rate derivatives......................................  $       (20)
 Foreign currency exchange rate derivatives.....................            7
 Credit derivatives -- written..................................            1
                                                                  -----------
    Total.......................................................  $       (12)
                                                                  ===========
 Year Ended December 31, 2015
 Interest rate derivatives......................................  $       (40)
 Foreign currency exchange rate derivatives.....................            2
 Credit derivatives -- written..................................           (1)
                                                                  -----------
    Total.......................................................  $       (39)
                                                                  ===========

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts the Company recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million and ($1) million for the years ended December 31, 2017 and 2016, respectively. The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was not significant for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives recognized in net derivative gains (losses) were ($2) million, $3 million and $1 million for each of the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items recognized in net derivative gains (losses) were $2 million, ($4) million, and ($1) million for each of the years ended December 31, 2017, 2016 and 2015, respectively.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges. For the year ended December 31, 2015, the amount reclassified into net derivative gains (losses) related to such discontinued cash flow hedges was not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   At December 31, 2017, 2016, and 2015, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges were ($1) million, $7 million, and $6 million, respectively .

   For the year ended December 31, 2017, there were ($10) million of gains (losses) deferred in AOCI related to foreign currency swaps. For both the years ended December 31, 2016 and 2015, there were $4 million of gains (losses) deferred in AOCI related to foreign currency swaps. For the years ended December 31, 2017 and 2016, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were ($2) million and $3 million, respectively. For the year ended December 31, 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2017, there were no amounts reclassified to net investment income related to foreign currency swaps. For both the years ended December 31, 2016, and 2015 the amounts reclassified to net investment income related to foreign currency swaps were not significant. For the year ended December 31, 2017 the amount recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges was less than $1 million. For the years ended December 31, 2016 and 2015 the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the amounts of deferred net gains (losses) on derivatives in AOCI that were expected to be reclassified to earnings within the next 12 months were less than $1 million.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $87 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At December 31, 2017 and 2016, the Company would have received $2 million and $1 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                          December 31,
                                          -----------------------------------------------------------------------------
                                                           2017                                   2016
                                          -------------------------------------- --------------------------------------
                                                        Maximum                                Maximum
                                          Estimated      Amount                  Estimated      Amount
                                          Fair Value   of Future      Weighted   Fair Value   of Future      Weighted
                                          of Credit  Payments under   Average    of Credit  Payments under   Average
Rating Agency Designation of Referenced    Default   Credit Default   Years to    Default   Credit Default   Years to
Credit Obligations (1)                      Swaps        Swaps      Maturity (2)   Swaps        Swaps      Maturity (2)
----------------------------------------- ---------- -------------- ------------ ---------- -------------- ------------
                                                                      (Dollars in millions)
Baa
Credit default swaps referencing indices.   $    2      $    87         5.0        $    1      $    87         4.0
                                            ------      -------                    ------      -------
    Total................................   $    2      $    87         5.0        $    1      $    87         4.0
                                            ======      =======                    ======      =======

--------
(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                                                December 31,
                                                                                  ----------------------------------------
                                                                                          2017                 2016
----------------------------------------------------------------------            -------------------  -------------------
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement       Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------------------      -------  ----------- -------  -----------
                                                                                                (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)................................................................ $    10    $     5   $    29    $     5
OTC-cleared (1)..................................................................       2         --         1         --
                                                                                  -------    -------   -------    -------
    Total gross estimated fair value of derivatives (1)..........................      12          5        30          5
Amounts offset on the consolidated balance sheets................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Estimated fair value of derivatives presented on the consolidated balance
     sheets (1)..................................................................      12          5        30          5
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral....................................................................      (4)        (4)       (5)        (5)
OTC-cleared......................................................................      --         --        --         --
Cash collateral: (3)
OTC-bilateral....................................................................      (6)        --       (23)        --
OTC-cleared......................................................................      (2)        --        (1)        --
Securities collateral: (4)
OTC-bilateral....................................................................      --         --        --         --
OTC-cleared......................................................................      --         --        --         --
                                                                                  -------    -------   -------    -------
    Net amount after application of master netting agreements and
     collateral.................................................................. $    --    $     1   $     1    $    --
                                                                                  =======    =======   =======    =======

--------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)

(1)Derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities were less than $1 million and $1 million at December 31, 2017 and 2016, respectively. At December 31, 2017, the derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities were less than $1 million. At December 31, 2016, there were no derivative assets included in income or (expense) accruals reported in accrued investment income or other liabilities.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $5 million and $1 million, respectively. At December 31, 2017 and 2016, the Company did not provide excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017 and 2016, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2017, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $4 million for its OTC-bilateral derivatives. At December 31, 2016, the Company did not receive or provide excess securities collateral for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company did not receive excess securities collateral, and provided excess securities collateral with an estimated fair value of $2 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the collateral amount owed by that counterparty reaches a minimum transfer amount. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both MTL and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit or financial strength rating, as applicable, were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

   At December 31, 2017 , the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting arrangements were $1 million and was not significant at December 31, 2016. At December 31, 2017, the estimated fair value of the collateral pledged was less than $1 million and was not significant at December 31, 2016. At December 31, 2017 and 2016, there was no incremental collateral that MTL would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered a full overnight collateralization or termination of the derivative position at reporting date.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                     December 31, 2017
                                         ------------------------------------------
                                            Fair Value Hierarchy
                                         --------------------------
                                                                    Total Estimated
                                         Level 1  Level 2  Level 3    Fair Value
                                         -------- -------- -------- ---------------
                                                       (In millions)
Assets
Fixed maturity securities:
U.S. corporate.......................... $     -- $  1,159 $     19    $  1,178
U.S. government and agency..............      313      377       --         690
RMBS....................................       --      552       80         632
Foreign corporate.......................       --      351       65         416
CMBS....................................       --      306       --         306
ABS.....................................       --      269       18         287
State and political subdivision.........       --      162       --         162
Foreign government......................       --       41       --          41
                                         -------- -------- --------    --------
   Total fixed maturity securities......      313    3,217      182       3,712
                                         -------- -------- --------    --------
Equity securities.......................       --       11       --          11
Short-term investments..................        9       44       --          53
Derivative assets: (1)
Interest rate...........................       --       --       --          --
Foreign currency exchange rate..........       --       10       --          10
Credit..................................       --        2       --           2
                                         -------- -------- --------    --------
   Total derivative assets..............       --       12       --          12
                                         -------- -------- --------    --------
Separate account assets (2).............       --      123       --         123
                                         -------- -------- --------    --------
   Total assets......................... $    322 $  3,407 $    182    $  3,911
                                         ======== ======== ========    ========
Liabilities
Derivative liabilities: (1)
Interest rate........................... $     -- $     -- $     --    $     --
Foreign currency exchange rate..........       --        5       --    $      5
                                         -------- -------- --------    --------
   Total derivative liabilities......... $     -- $      5 $     --    $      5
                                         ======== ======== ========    ========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                            December 31, 2016
                                               --------------------------------------------
                                                   Fair Value Hierarchy
                                               ----------------------------
                                                                            Total Estimated
                                               Level 1   Level 2   Level 3    Fair Value
                                               -------- ---------- -------- ---------------
                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate................................ $     -- $    1,044 $     39   $    1,083
U.S. government and agency....................      185        342       --          527
RMBS..........................................       --        344       56          400
Foreign corporate.............................       --        265       44          309
CMBS..........................................       --        162       --          162
ABS...........................................       --        499       14          513
State and political subdivision...............       --        134       --          134
Foreign government............................       --         31       --           31
                                               -------- ---------- --------   ----------
   Total fixed maturity securities............      185      2,821      153        3,159
                                               -------- ---------- --------   ----------
Equity securities.............................       --         11       --           11
Short-term investments........................       23        109       --          132
Derivative assets: (1)
Interest rate.................................       --          9       --            9
Foreign currency exchange rate................       --         20       --           20
Credit........................................       --          1       --            1
                                               -------- ---------- --------   ----------
   Total derivative assets....................       --         30       --           30
                                               -------- ---------- --------   ----------
Separate account assets (2)...................       --        112       --          112
                                               -------- ---------- --------   ----------
   Total assets............................... $    208 $    3,083 $    153   $    3,444
                                               ======== ========== ========   ==========
Liabilities
Derivative liabilities: (1)
Interest rate................................. $     -- $        4 $     --   $        4
Foreign currency exchange rate................       --         --       --           --
                                               -------- ---------- --------   ----------
   Total derivative liabilities............... $     -- $        4 $     --   $        4
                                               ======== ========== ========   ==========

--------

(1)Derivative assets are presented within other invested assets on the consolidated balance sheet and derivative liabilities are presented within other liabilities on the consolidated balance sheet.

(2)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2016. Independent non-binding broker quotations were not utilized at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

-----------------------------------------------------------------------------------------------------------------
Instrument                       Level 2                                            Level 3
                            Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;    . credit spreads
              duration                                         . quoted prices in markets that are not active
            . Privately-placed securities are valued using       for identical or similar securities that are
              the additional key inputs:                         less liquid and based on lower levels of
              .  market yield curve; call provisions             trading activity than securities classified in
              .  observable prices and spreads for similar       Level 2
                 public or private securities that             . independent non-binding broker quotations
                 incorporate the credit quality and industry
                 sector of the issuer
              .  delta spread adjustments to reflect specific
                 credit-related issues
-----------------------------------------------------------------------------------------------------------------
 U.S. government and agency, State and political subdivision and Foreign government securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:

            .  quoted prices in markets that are not active    .  independent non-binding broker quotations
            .  benchmark U.S. Treasury yield or other yields   .  quoted prices in markets that are not active
            .  the spread off the U.S. Treasury yield curve       for identical or similar securities that are
               for the identical security                         less liquid and based on lower levels of
            .  issuer ratings and issuer spreads;                 trading activity than securities classified in
               broker-dealer quotes                               Level 2
            .  comparable securities that are actively traded  .  credit spreads
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            .  quoted prices in markets that are not active    .  credit spreads
            .  spreads for actively traded securities;         .  quoted prices in markets that are not active
               spreads off benchmark yields                       for identical or similar securities that are
            .  expected prepayment speeds and volumes             less liquid and based on lower levels of
            .  current and forecasted loss severity; ratings;     trading activity than securities classified in
               geographic region                                  Level 2
            .  weighted average coupon and weighted average    .  independent non-binding broker quotations
               maturity
            .  average delinquency rates; debt-service
               coverage ratios
            .  issuance-specific information, including, but
               not limited to:
              .  collateral type; structure of the security;
                 vintage of the loans
              .  payment terms of the underlying assets
              .  payment priority within the tranche; deal
                 performance
-----------------------------------------------------------------------------------------------------------------

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Instrument                                     Level 2                                            Level 3
                                           Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market approach.                                 N/A
            Key Input:

            .quoted prices in markets that are not considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            .Short-term investments are of a similar nature and class to the fixed maturity        N/A
             and equity securities described above; accordingly, the valuation approaches and observable inputs used in their valuation are also similar to those described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                                                             N/A
            .quoted prices or reported NAV provided by the fund managers
-----------------------------------------------------------------------------------------------------------------

--------
(1)Estimated fair value equals carrying value, based on the value of the underlying assets, including mutual funds.

 Derivatives

    The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

    The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

    Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

    The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   Freestanding Derivatives Valuation Approaches and Key Inputs

     Level 2

        This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

        Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

             Instrument                        Interest Rate                Foreign Currency              Credit
                                                                             Exchange Rate
-----------------------------------------------------------------------------------------------------------------------
 Inputs common to Level 2 by           .swap yield curves             .swap yield curves            .swap yield curves
 instrument type                       .basis curves                  .basis curves                 .credit curves
                                       .interest rate volatility (1)  .currency spot rates          .recovery rates
                                                                      .cross currency basis curves
-----------------------------------------------------------------------------------------------------------------------

--------
(1)Option-based only.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                       December 31, 2017    December 31, 2016       Impact of
                                                                      -------------------- -------------------- Increase in Input
                                                    Significant                 Weighted             Weighted     on Estimated
                          Valuation Techniques  Unobservable Inputs    Range   Average (1)  Range   Average (1)  Fair Value (2)
                          --------------------  --------------------- -------- ----------- -------- ----------- -----------------
Fixed maturity
 securities (3)
U.S. corporate and        Matrix pricing        Offered quotes (4)    100 -141     110     99 - 138     111          Increase
 foreign corporate.......
                          Market pricing        Quoted prices (4)     99 - 103     101     25 - 100      84          Increase
                          -------------------------------------------------------------------------------------------------------
RMBS..................... Market pricing        Quoted prices (4)     84 - 104      99     83 - 105      97         Increase (5)
                          -------------------------------------------------------------------------------------------------------
ABS...................... Market pricing        Quoted prices (4)     90 - 103      99     99 - 101     100         Increase (5)
                          Consensus pricing     Offered quotes (4)                          99 - 99      99         Increase (5)
                          -------------------------------------------------------------------------------------------------------

--------
(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5)Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                                               Fair Value Measurements Using
                                                                            Significant Unobservable Inputs (Level 3)
                                                                            ----------------------------------------
                                                                                 Fixed Maturity Securities
                                                                            ----------------------------------------
                                                                                                          Foreign
                                                                            Corporate (1)   Structured   Government
                                                                            -------------   ----------   ----------
                                                                                       (In millions)
Balance, January 1, 2016...................................................    $   94         $   81       $   19
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................        (2)            --           --
Purchases (4)..............................................................         8             19           --
Sales (4)..................................................................       (13)            (5)          --
Transfers into Level 3 (5).................................................         8             --           --
Transfers out of Level 3 (5)...............................................       (12)           (26)         (19)
                                                                               ------         ------       ------
Balance, December 31, 2016.................................................    $   83         $   70       $   --
                                                                               ======         ======       ======
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................        --              1           --
Total realized/unrealized gains (losses) included in AOCI..................         5             --           --
Purchases (4)..............................................................        40             72           --
Sales (4)..................................................................        (4)           (31)          --
Transfers into Level 3 (5).................................................         6             --           --
Transfers out of Level 3 (5)...............................................       (46)           (14)          --
                                                                               ------         ------       ------
Balance, December 31, 2017.................................................    $   84         $   98       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2015: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2016: (6).........................    $   --         $    1       $   --
                                                                               ======         ======       ======
Changes in unrealized gains (losses) included in net income (loss) for the
  instruments still held at December 31, 2017: (6).........................    $   --         $   --       $   --
                                                                               ======         ======       ======
Gains (Losses) Data for the year ended December 31, 2015:
Total realized/unrealized gains (losses) included in net income
  (loss) (2) (3)...........................................................    $    1         $    1       $   --
Total realized/unrealized gains (losses) included in AOCI..................    $   (9)        $   (1)      $   (1)

--------
(1)Comprised of U.S. and foreign corporate securities.

(2)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses).

(3)Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

(4)Items purchased and then sold in the same period are excluded from the rollforward.

(5)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(6)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the period.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                        December 31, 2017
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    306 $     -- $     -- $     325  $    325
Policy loans............................ $    250 $     -- $     32 $     371  $    403
Premiums, reinsurance and other
  receivables........................... $    661 $     -- $      1 $     689  $    690
Liabilities
Policyholder account balances........... $    911 $     -- $     -- $     938  $    938
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

                                                        December 31, 2016
                                         -----------------------------------------------
                                                     Fair Value Hierarchy
                                                  ---------------------------
                                                                                Total
                                         Carrying                             Estimated
                                          Value   Level 1  Level 2   Level 3  Fair Value
                                         -------- -------- -------- --------- ----------
                                                          (In millions)
Assets
Mortgage loans.......................... $    231 $     -- $     -- $     237  $    237
Policy loans............................ $    257 $     -- $     32 $     387  $    419
Premiums, reinsurance and other
  receivables........................... $    667 $     -- $     -- $     722  $    722
Liabilities
Policyholder account balances........... $    917 $     -- $     -- $     931  $    931
Other liabilities....................... $      8 $     -- $      8 $      --  $      8

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


 Policy Loans

    Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Premiums, Reinsurance and Other Receivables

    Premiums, reinsurance and other receivables are comprised of certain amounts recoverable under reinsurance agreements.

    Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Policyholder Account Balances

    These policyholder account balances include investment contracts which primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

    Other liabilities consist primarily of amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. Equity

Statutory Equity and Income

   The state of domicile of MTL imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratios for MTL were in excess of 400% at both December 31, 2017 and 2016.

   MTL prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of MTL.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by MTL are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   The tables below present amounts from MTL, which are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

   Statutory net income (loss) was as follows:

                                                  Years Ended December 31,
                                               ------------------------------
   Company                   State of Domicile   2017      2016      2015
   ------------------------  ----------------- --------- -------- -----------
                                                       (In millions)
   Metropolitan Tower Life
     Insurance Company......     Delaware      $      74 $      8 $      (42)

   Statutory capital and surplus was as follows at:

                                                            December 31,
                                                        ---------------------
   Company                                                 2017       2016
   ---------------------------------------------------  ---------- ----------
                                                            (In millions)
   Metropolitan Tower Life Insurance Company........... $      733 $      669

Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by MTL to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                         2018           2017      2016
                                                   ----------------- ---------- ---------
                                                   Permitted Without
Company                                              Approval (1)       Paid      Paid
-------------------------------------------------  ----------------- ---------- ---------
                                                               (In millions)
Metropolitan Tower Life Insurance Company.........     $      73     $       -- $      60

--------
(1)Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2018, some or all of such dividends may require regulatory approval.

   Under Delaware Insurance Code, MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of each insurer's own securities. MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware Insurance Code, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                                   Unrealized
                                                Investment Gains     Unrealized
                                                (Losses), Net of   Gains (Losses)
                                               Related Offsets (1) on Derivatives  Total
                                               ------------------- -------------- -------
                                                              (In millions)
Balance at December 31, 2014..................       $   202          $    --     $   202
OCI before reclassifications..................          (129)               4        (125)
Deferred income tax benefit (expense).........            45               (2)         43
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           118                2         120
Amounts reclassified from AOCI................            --               --          --
Deferred income tax benefit (expense).........            --               --          --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            --               --          --
                                                     -------          -------     -------
Balance at December 31, 2015..................           118                2         120
OCI before reclassifications..................            22                4          26
Deferred income tax benefit (expense).........            (9)              (1)        (10)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           131                5         136
Amounts reclassified from AOCI................            12               (3)          9
Deferred income tax benefit (expense).........            (4)               1          (3)
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................             8               (2)          6
                                                     -------          -------     -------
Balance at December 31, 2016..................           139                3         142
OCI before reclassifications..................            27              (10)         17
Deferred income tax benefit (expense).........            (8)               3          (5)
                                                     -------          -------     -------
   AOCI before reclassifications, net of
     income tax...............................           158               (4)        154
Amounts reclassified from AOCI................            (3)               2          (1)
Deferred income tax benefit (expense).........             1               (1)         --
                                                     -------          -------     -------
   Amounts reclassified from AOCI, net of
     income tax...............................            (2)               1          (1)
                                                     -------          -------     -------
Balance at December 31, 2017..................       $   156          $    (3)    $   153
                                                     =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to DAC.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

8. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                     Consolidated Statement of
AOCI Components                                     Amounts Reclassified from AOCI     Operations Locations
-------------------------------------------------   -----------------------------  ------------------------------
                                                      Years Ended December 31,
                                                   -------------------------------
                                                      2017       2016      2015
                                                   ---------  ---------  ---------
                                                            (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses).......... $       1  $      (9) $      -- Net investment gains (losses)
Net unrealized investment gains (losses)..........         2         (3)        -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses),
     before income tax............................         3        (12)        --
Income tax (expense) benefit......................        (1)         4         --
                                                   ---------  ---------  ---------
   Net unrealized investment gains (losses), net
     of income tax................................         2         (8)        --
                                                   ---------  ---------  ---------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps............................        (2)         3         -- Net derivative gains (losses)
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, before
     income tax...................................        (2)         3         --
Income tax (expense) benefit......................         1         (1)        --
                                                   ---------  ---------  ---------
   Gains (losses) on cash flow hedges, net of
     income tax...................................        (1)         2         --
                                                   ---------  ---------  ---------
   Total reclassifications, net of income tax..... $       1  $      (6) $      --
                                                   =========  =========  =========

9. Other Expenses

   Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                     2017      2016      2015
                                                   --------- --------- ---------
                                                           (In millions)
General and administrative expenses............... $      34 $      20 $      34
Premium taxes, other taxes, and licenses & fees...         2         3         3
Commissions and other variable expenses...........        22         1         1
Amortization of DAC...............................         7         7        13
                                                   --------- --------- ---------
   Total other expenses........................... $      65 $      31 $      51
                                                   ========= ========= =========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Amortization of DAC

   See Note 3 for additional information on DAC including impacts of amortization.

Affiliated Expenses

   See Note 12 for a discussion of affiliated expenses included in the table above.

10. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)

taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                               U.S. Tax Reform
                                                               ---------------
                                                                (In millions)
  Income (loss) before provision for income tax...............   $       (1)
  Provision for income tax expense (benefit):
  Deferred tax revaluation....................................          (65)
                                                                 ----------
     Total provision for income tax expense (benefit).........          (65)
                                                                 ----------
  Income (loss), net of income tax............................           64
  Income tax (expense) benefit related to items of other
    comprehensive income (loss)...............................            1
                                                                 ----------
  Increase to net equity from U.S. Tax Reform.................   $       65
                                                                 ==========

   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.9%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                         Years Ended December 31,
                                                   -----------------------------------
                                                      2017        2016        2015
                                                   ----------  ----------  ----------
                                                              (In millions)
Current:
Federal........................................... $      (15) $       10  $       88
Deferred:
Federal...........................................        (88)         (5)        (80)
                                                   ----------  ----------  ----------
   Provision for income tax expense (benefit)..... $     (103) $        5  $        8
                                                   ==========  ==========  ==========

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                   Years Ended December 31,
                                               ---------------------------------
                                                  2017        2016       2015
                                               ----------  ---------- ----------
                                                         (In millions)
Tax provision at U.S. statutory rate.......... $       11  $        5 $        8
Tax effect of:
U.S. Tax Reform impact........................        (65)         --         --
Distribution of former subsidiary (1).........        (48)         --         --
Other, net....................................         (1)         --         --
                                               ----------  ---------- ----------
   Provision for income tax expense (benefit). $     (103) $        5 $        8
                                               ==========  ========== ==========

--------
(1)In 2013, the Company distributed all of the issued and outstanding shares of common stock of MetLife Reinsurance Company of Delaware ("MRD"), a wholly-owned subsidiary, to MetLife, Inc. in the form of a dividend and deferred the related tax benefit. In August 2017, MetLife, Inc. distributed MRD to third parties and the Company recognized the deferred tax benefit related to the dividend of MRD.

   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                           December 31,
                                                     ------------------------
                                                         2017         2016
                                                     -----------  -----------
                                                           (In millions)
  Deferred income tax assets:
  Tax credit carryforwards.......................... $         6  $         7
  DAC...............................................           6            6
                                                     -----------  -----------
     Total deferred income tax assets...............          12           13
                                                     -----------  -----------
  Deferred income tax liabilities:
  Investments, including derivatives................          47           76
  Net unrealized investment gains...................          49           77
  Policyholder liabilities and receivables..........          25           50
  Other liabilities.................................          10           12
                                                     -----------  -----------
     Total deferred income tax liabilities..........         131          215
                                                     -----------  -----------
     Net deferred income tax asset (liability)...... $      (119) $      (202)
                                                     ===========  ===========

   Tax credit carryforwards of $7 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $21 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years prior to 2007.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

10. Income Tax (continued)


   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period. The Company had no unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense. The Company had no interest or penalties for the years ended December 31, 2017, 2016 and 2015.

11. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million at both December 31, 2017 and 2016.

  Commitments to Fund Private Corporate Bond Investments

     The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $129 million and $3 million at December 31, 2017 and 2016, respectively.

          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Contingencies, Commitments and Guarantees (continued)


Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $1 million, with a cumulative maximum of $2 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company's recorded liabilities were less than $1 million at both December 31, 2017 and 2016 for indemnities, guarantees and commitments.

12. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel and policy administrative functions. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $25 million, $13 million and $13 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues related to a lease agreement with an affiliate, recorded in other revenues, were $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   The Company had net receivables (payables) to affiliates, related to the items discussed above, of $3 million and ($1) million at December 31, 2017 and 2016 respectively.

   See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Events

   The Company has evaluated events subsequent to December 31, 2017, through April 13, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of MTL and General American Life Insurance Company ("GALIC"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals. At December 31, 2017, GALIC's total stockholder's equity was $2.0 billion.

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General American Life Insurance Company and Subsidiary

Consolidated Financial Statements

As of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of General American Life Insurance Company:

We have audited the accompanying consolidated financial statements of General American Life Insurance Company and its subsidiary (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and its subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 12, 2018

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2017 and 2016

                (In millions, except share and per share data)

                                                                                                              2017        2016
                                                                                                           ----------- ----------
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $7,617 and $7,378,
 respectively)............................................................................................  $    8,356 $    7,808
Equity securities available-for-sale, at estimated fair value (cost: $49 and $49, respectively)...........          51         53
Mortgage loans (net of valuation allowances of $5 and $4, respectively)...................................         980        857
Policy loans..............................................................................................       1,664      1,680
Real estate and real estate joint ventures................................................................          78         52
Other limited partnership interests.......................................................................         208        185
Short-term investments, at estimated fair value...........................................................          71        169
Other invested assets.....................................................................................         172        209
                                                                                                           ----------- ----------
   Total investments......................................................................................      11,580     11,013
Cash and cash equivalents, principally at estimated fair value............................................         271        130
Accrued investment income.................................................................................          99         97
Premiums, reinsurance and other receivables...............................................................       3,021      2,927
Deferred policy acquisition costs and value of business acquired..........................................         582        523
Current income tax recoverable............................................................................          39          9
Other assets..............................................................................................         146        138
Separate account assets...................................................................................       1,828        824
                                                                                                           ----------- ----------
   Total assets...........................................................................................  $   17,566 $   15,661
                                                                                                           =========== ==========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits....................................................................................  $    6,593 $    6,175
Policyholder account balances.............................................................................       5,272      5,308
Other policy-related balances.............................................................................         238        259
Policyholder dividends payable............................................................................         100         96
Payables for collateral under securities loaned and other transactions....................................         420        381
Long-term debt............................................................................................         104        104
Deferred income tax liability.............................................................................         137        117
Other liabilities.........................................................................................         894        756
Separate account liabilities..............................................................................       1,828        824
                                                                                                           ----------- ----------
   Total liabilities......................................................................................      15,586     14,020
                                                                                                           ----------- ----------
Contingencies, Commitments and Guarantees (Note 12)
Stockholder's Equity
Common stock, par value $1.00 per share; 5,000,000 shares authorized; 3,000,000 shares issued and
 outstanding..............................................................................................           3          3
Additional paid-in capital................................................................................         852        852
Retained earnings.........................................................................................         741        545
Accumulated other comprehensive income (loss).............................................................         384        241
                                                                                                           ----------- ----------
   Total stockholder's equity.............................................................................       1,980      1,641
                                                                                                           ----------- ----------
   Total liabilities and stockholder's equity.............................................................  $   17,566 $   15,661
                                                                                                           =========== ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 2017        2016        2015
                                                                              ----------  ----------  ----------
Revenues
Premiums..................................................................... $      710  $      750  $      687
Universal life and investment-type product policy fees.......................         66          64          76
Net investment income........................................................        516         489         507
Other revenues...............................................................          4           7           6
Net investment gains (losses):
Other-than-temporary impairments on fixed maturity securities................         (1)         (3)         (1)
Other-than-temporary impairments on fixed maturity securities transferred to
  other comprehensive income (loss)..........................................         --          --          (1)
Other net investment gains (losses)..........................................         (9)         (7)         (6)
                                                                              ----------  ----------  ----------
 Total net investment gains (losses).........................................        (10)        (10)         (8)
Net derivative gains (losses)................................................       (109)        (30)        219
                                                                              ----------  ----------  ----------
 Total revenues..............................................................      1,177       1,270       1,487
                                                                              ----------  ----------  ----------
Expenses
Policyholder benefits and claims.............................................        725         865         763
Interest credited to policyholder account balances...........................        128         131         133
Policyholder dividends.......................................................        146         148         140
Other expenses...............................................................         53         143         153
                                                                              ----------  ----------  ----------
 Total expenses..............................................................      1,052       1,287       1,189
                                                                              ----------  ----------  ----------
Income (loss) before provision for income tax................................        125         (17)        298
Provision for income tax expense (benefit)...................................        (71)        (20)        103
                                                                              ----------  ----------  ----------
 Net income (loss)........................................................... $      196  $        3  $      195
                                                                              ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                               2017      2016     2015
                                                                             --------  -------  --------
Net income (loss)........................................................... $    196  $     3  $    195
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related offsets................      251       87      (473)
Unrealized gains (losses) on derivatives....................................      (40)       7        18
Foreign currency translation adjustments....................................        2       (2)       (3)
Defined benefit plans adjustment............................................       --       --         1
                                                                             --------  -------  --------
  Other comprehensive income (loss), before income tax......................      213       92      (457)
Income tax (expense) benefit related to items of other comprehensive income
  (loss)....................................................................      (70)     (32)      161
                                                                             --------  -------  --------
  Other comprehensive income (loss), net of income tax......................      143       60      (296)
                                                                             --------  -------  --------
  Comprehensive income (loss)............................................... $    339  $    63  $   (101)
                                                                             ========  =======  ========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                 Accumulated
                                                            Additional              Other         Total
                                                   Common    Paid-in   Retained Comprehensive Stockholder's
                                                   Stock     Capital   Earnings Income (Loss)    Equity
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2014.....................  $      3  $    853  $    347  $      477    $    1,680
Net income (loss)................................                           195                       195
Other comprehensive income (loss), net of income
  tax............................................                                      (296)         (296)
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2015.....................         3       853       542         181         1,579
Return of capital................................                  (1)                                 (1)
Net income (loss)................................                             3                         3
Other comprehensive income (loss), net of income
  tax............................................                                        60            60
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2016.....................         3       852       545         241         1,641
Net income (loss)................................                           196                       196
Other comprehensive income (loss), net of income
  tax............................................                                       143           143
                                                  --------- ---------- -------- ------------- -------------
Balance at December 31, 2017.....................  $      3  $    852  $    741  $      384    $    1,980
                                                  ========= ========== ======== ============= =============

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                2017       2016       2015
                                                             ---------  ---------  ---------
Cash flows from operating activities
Net income (loss)........................................... $     196  $       3  $     195
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
Depreciation and amortization expenses......................         1          1          2
Amortization of premiums and accretion of discounts
 associated with investments, net...........................       (36)       (38)       (37)
(Gains) losses on investments, net..........................        10         10          8
(Gains) losses on derivatives, net..........................       122         43       (207)
(Income) loss from equity method investments, net of
 dividends or distributions.................................        (2)        (1)        25
Interest credited to policyholder account balances..........       128        131        133
Interest (income) expense on equity-linked notes............       (16)        (7)         1
Universal life and investment-type product policy fees......       (66)       (64)       (76)
Change in premiums, reinsurance and other receivables.......      (116)        16        (39)
Change in deferred policy acquisition costs and value of
 business acquired, net.....................................       (81)       (48)       (67)
Change in income tax........................................       (80)       (30)        51
Change in other assets......................................         1          1         12
Change in insurance-related liabilities and policy-related
 balances...................................................       359        284        304
Change in other liabilities.................................         5         (8)       (39)
Other, net..................................................         1          2          4
                                                             ---------  ---------  ---------
 Net cash provided by (used in) operating activities........       426        295        270
                                                             ---------  ---------  ---------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities..................................     2,254      2,231      2,417
 Equity securities..........................................         3         10         16
 Mortgage loans.............................................       112        229        196
 Real estate and real estate joint ventures.................        --          3         49
 Other limited partnership interests........................        21         42         68
Purchases of:
 Fixed maturity securities..................................    (2,407)    (2,400)    (2,467)
 Equity securities..........................................        (2)        (1)        (5)
 Mortgage loans.............................................      (207)      (194)      (308)
 Real estate and real estate joint ventures.................       (29)        (3)        (2)
 Other limited partnership interests........................       (39)       (39)       (37)
Cash received in connection with freestanding derivatives...        46         91        131
Cash paid in connection with freestanding derivatives.......       (85)       (83)       (23)
Net change in policy loans..................................        16         52         17
Net change in short-term investments........................       102         57         13
Net change in other invested assets.........................        (1)        (8)       (22)
                                                             ---------  ---------  ---------
  Net cash provided by (used in) investing activities....... $    (216) $     (13) $      43
                                                             ---------  ---------  ---------

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (continued)
             For the Years Ended December 31, 2017, 2016 and 2015

                                 (In millions)

                                                                                         2017        2016        2015
                                                                                      ----------  ----------  ----------
Cash flows from financing activities
Policyholder account balances:
  Deposits........................................................................... $    1,340  $      427  $      453
  Withdrawals........................................................................     (1,445)       (598)       (739)
Net change in payables for collateral under securities loaned and other transactions.         39        (117)         12
Return of capital....................................................................         --          (1)         --
Other, net...........................................................................         (3)         (2)         (1)
                                                                                      ----------  ----------  ----------
  Net cash provided by (used in) financing activities................................        (69)       (291)       (275)
                                                                                      ----------  ----------  ----------
  Change in cash and cash equivalents................................................        141          (9)         38
Cash and cash equivalents, beginning of year.........................................        130         139         101
                                                                                      ----------  ----------  ----------
  Cash and cash equivalents, end of year............................................. $      271  $      130  $      139
                                                                                      ==========  ==========  ==========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
Interest............................................................................. $        8  $        8  $        8
                                                                                      ==========  ==========  ==========
Income tax........................................................................... $       15  $        6  $       53
                                                                                      ==========  ==========  ==========

       See accompanying notes to the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   General American Life Insurance Company ("General American") and its subsidiary (collectively, the "Company") is a wholly-owned subsidiary of MetLife, Inc. General American is a Missouri corporation incorporated in 1933. In December 2016, the Company was distributed as a non-cash extraordinary dividend from Metropolitan Life Insurance Company ("MLIC") to MetLife, Inc.

   The Company is licensed to conduct business in 49 states, the District of Columbia and Puerto Rico. The Company provides annuities and universal, variable and traditional life insurance, although not marketing these products. The Company actively sells separate account contracts for the investment management of defined benefit and contribution plan assets. This business includes certain products to fund corporate-owned life insurance used to finance nonqualified benefit programs for executives.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from these estimates.

  Consolidation

     The accompanying consolidated financial statements include the accounts of General American and its subsidiary. Intercompany accounts and transactions have been eliminated.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

   .  such separate accounts are legally recognized;

   . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;

   .  investments are directed by the contractholder; and

   . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

     The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

  Reclassifications

     Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

     ----------------------------------------------------------------------
     Accounting Policy                                                 Note
     ----------------------------------------------------------------------
     Insurance                                                          2
     ----------------------------------------------------------------------
     Deferred Policy Acquisition Costs and Value of Business Acquired   3
     ----------------------------------------------------------------------
     Reinsurance                                                        4
     ----------------------------------------------------------------------
     Investments                                                        5
     ----------------------------------------------------------------------
     Derivatives                                                        6
     ----------------------------------------------------------------------
     Fair Value                                                         7
     ----------------------------------------------------------------------
     Income Tax                                                         11
     ----------------------------------------------------------------------
     Litigation Contingencies                                           12
     ----------------------------------------------------------------------

  Insurance

   Future Policy Benefit Liabilities and Policyholder Account Balances

      The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long-duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

      Premium deficiency reserves may also be established for short-duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts.

      Liabilities for universal life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

      Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Policy-Related Balances

      Other policy-related balances include policy and contract claims, policyholder dividends left on deposit, unearned revenue liabilities, policyholder dividends due and unpaid and premiums received in advance.

      The liability for policy and contract claims generally relates to incurred but not reported ("IBNR") death and disability claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of IBNR claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

      The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

      The Company accounts for the prepayment of premiums on its individual life and health contracts as premiums received in advance and applies the cash received to premiums when due.

   Recognition of Insurance Revenues and Deposits

      Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

      All revenues and expenses are presented net of reinsurance, as applicable.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

   .  incremental direct costs of contract acquisition, such as commissions;

   . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and

   . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

     All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

     Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

     DAC and VOBA are amortized as follows:

 ------------------------------------------------------------------------------
                                        In proportion to the following over
 Products:                              estimated lives of the contracts:
 ------------------------------------------------------------------------------
 .  Nonparticipating and                  Actual and expected future gross
    non-dividend-paying   traditional     premiums.
    contracts:
  . Term insurance
  . Nonparticipating whole life
    insurance
 ------------------------------------------------------------------------------
 .  Participating, dividend-paying        Actual and expected future gross
    traditional contracts                 margins.
 ------------------------------------------------------------------------------
 .  Fixed and variable universal life     Actual and expected future gross
    contracts                             profits.
 .  Fixed and variable deferred
    annuity contracts
 ------------------------------------------------------------------------------

     See Note 3 for additional information on DAC and VOBA amortization. Amortization of DAC and VOBA is included in other expenses.

     The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated on the financial statements for reporting purposes.

  Reinsurance

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums; and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums. Unearned premiums are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are recognized immediately as a loss and are reported in the appropriate line item within the statement of operations. Any gain on such retroactive agreement is deferred and is amortized as part of DAC, primarily using the recovery method.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


     The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

   Net Investment Income and Net Investment Gains (Losses)

      Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

   Fixed Maturity and Equity Securities

      The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

      Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts, and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 5 "-- Fixed Maturity and Equity Securities AFS -- Methodology for Amortization of Premium and Accretion of Discount on Structured Securities." The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

      The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Fixed Maturity and Equity Securities AFS -- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

      For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
   (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

   Mortgage Loans

      The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to both portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5. Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

   Policy Loans

      Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

   Real Estate

      Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

      Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

   Real Estate Joint Ventures and Other Limited Partnership Interests

      The Company uses the equity method of accounting for equity securities when it has significant influence or at least 20% interest and for real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

      The Company routinely evaluates its equity method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred.

   Short-term Investments

      Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Other Invested Assets

      Other invested assets consist principally of the following:

   . Loans to affiliates, which are stated at unpaid principal balance and adjusted for any unamortized premium or discount.

   . Freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

   . Tax credit partnerships which derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method. See Note 11.

   Securities Lending Program

      Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or re-pledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the Company's financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

  Derivatives

   Freestanding Derivatives

      Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

      Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivative's carrying value in other invested assets or other liabilities.

      If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

   Hedge Accounting

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


      The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

      In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transaction will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

   Embedded Derivatives

      The Company is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

      Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

   the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Fair Value

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

     Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management's judgment are used to determine the estimated fair value of assets and liabilities.

  Income Tax

     General American joins with MetLife, Inc. and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to General American under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife, Inc. has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife, Inc. to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife, Inc. the federal income tax which it would have paid based upon that year's taxable income. If General American has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by General American when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if General American would not have realized the attributes on a stand-alone basis under a "wait and see" method.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    .  the jurisdiction in which the deferred tax asset was generated;

    . the length of time that carryforward can be utilized in the various taxing jurisdictions;

    . future taxable income exclusive of reversing temporary differences and carryforwards;

    .  future reversals of existing taxable temporary differences;

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    .  taxable income in prior carryback years; and

    .  tax planning strategies.

     The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

     On December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act of 2017 ("U.S. Tax Reform"). See
  Note 11 for additional information on U.S. Tax Reform and related Staff Accounting Bulletin ("SAB") 118 provisional amounts.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

  Other Accounting Policies

   Cash and Cash Equivalents

      The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

   Policyholder Dividends

      Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

   Foreign Currency

      Assets, liabilities and operations of foreign affiliates are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and revenues and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Employee Benefit Plans

      Eligible employees and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by MLIC. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

Adoption of New Accounting Pronouncements

   Effective January 1, 2017, the Company early adopted guidance relating to business combinations. The new guidance clarifies the definition of a business and requires that an entity apply certain criteria in order to determine when a set of assets and activities qualifies as a business. The adoption of this standard will result in fewer acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that do not qualify as businesses will be capitalized rather than expensed. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2017, the Company retrospectively adopted guidance relating to consolidation. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a variable interest entity ("VIE") by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2016, the Company retrospectively adopted guidance relating to short-duration contracts. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption did not have an impact on the Company's consolidated financial statements other than expanded disclosures in Note 2.

   Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 5, reflect the application of the new guidance.

Other

   Effective January 3, 2017, the Chicago Mercantile Exchange ("CME") amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. These amendments impacted the accounting treatment of the Company's centrally cleared derivatives for which the CME serves as the central clearing party. As of the effective date, the application of the amended rulebook did not have a material impact on the Company's consolidated financial statements.

Future Adoption of New Accounting Pronouncements

   In February 2018, the Financial Accounting Standards Board ("FASB") issued new guidance on reporting comprehensive income (Accounting Standards Update ("ASU") 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220):
Reclassification of Certain Tax Effects from AOCI). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate or law in U.S. Tax Reform is recognized. Early adoption is permitted. Current GAAP guidance requires that the effect of a change in tax laws or rates on deferred tax liabilities or assets to be included in income from

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

continuing operations in the reporting period that includes the enactment date, even if the related income tax effects were originally charged or credited directly to accumulated OCI ("AOCI"). The new guidance allows a reclassification of AOCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. Also, the new guidance requires certain disclosures about stranded tax effects. The Company will early adopt the new guidance in 2018. The Company expects the impact of the new guidance at adoption will be a decrease to retained earnings as of January 1, 2018 of $79 million with a corresponding increase to AOCI.

   In August 2017, the FASB issued new guidance on hedging activities
(ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The new guidance simplifies the application of hedge accounting in certain situations and amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In March 2017, the FASB issued new guidance on purchased callable debt securities (ASU 2017-08, Receivables -Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities). The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and should be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings. Early adoption is permitted. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the new guidance does not require an accounting change for securities held at a discount whose discount continues to be amortized to maturity. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

   In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017-05, Other Income -Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment to retained earnings at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an "in-substance nonfinancial asset" and defines the term, "in-substance nonfinancial asset." The ASU also adds guidance for partial sales of nonfinancial assets. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In November 2016, the FASB issued new guidance on restricted cash
(ASU 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. The Company will apply the guidance as of January 1, 2018. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Based on the Company's assessment of the intra-entity asset transfers and related deferred income taxes that are in scope, the Company expects the adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. The new guidance addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its consolidated financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as amended by ASU 2018-03, Financial Instruments
Overall: Technical Corrections and Improvements, issued in February 2018) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The Company has assessed the population of financial instruments that are subject to the new guidance and has determined that the most significant impact will be the requirement to report changes in fair value in net income each reporting period for all equity securities currently classified as AFS. The Company will utilize a modified retrospective approach to adopt the new guidance effective January 1, 2018. The expected impact related to the change in accounting for equity securities AFS will be $2 million of net unrealized investment gains, net of income tax, which will be reclassified from AOCI to retained earnings.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers - Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the guidance retrospectively with a cumulative-effect adjustment as of January 1, 2018. The new guidance supersedes nearly all existing revenue recognition guidance under U.S. GAAP. However, it does not impact the accounting for insurance and investment contracts within the scope of Accounting Standards Codification
(ASC) Topic 944, Financial Services - Insurance, leases, financial instruments and certain guarantees. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company identified revenue streams within the scope of the guidance that are all included within other revenues in the consolidated statements of operations and evaluated the related contracts, primarily consisting of distribution and administrative services fees. As other revenues represents less than 1% of consolidated total revenues for the year ended December 31, 2017, the modified retrospective adoption as of January 1, 2018, did not have a material impact on the Company's consolidated financial position and the Company has not identified any material prospective changes in the recognition and measurement of other revenue.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



2. Insurance

Insurance Liabilities

   Future policy benefits are measured as follows:

    -----------------------------------------------------------------------
    Product Type:                Measurement Assumptions:
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Participating life           Aggregate of (i) net level premium
                                   reserves for death and endowment policy
                                   benefits (calculated based upon the
                                   non-forfeiture interest rate, ranging
                                   from 3% to 6%, and mortality rates
                                   guaranteed in calculating the cash
                                   surrender values described in such
                                   contracts); and (ii) the liability for
                                   terminal dividends.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Nonparticipating life        Aggregate of the present value of future
                                   expected benefit payments and related
                                   expenses less the present value of
                                   future expected net premiums.
                                   Assumptions as to mortality and
                                   persistency are based upon the
                                   Company's experience when the basis of
                                   the liability is established. Interest
                                   rate assumptions for the aggregate
                                   future policy benefit liabilities range
                                   from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Individual and group         Present value of future expected
    traditional fixed annuities    payments. Interest rate assumptions
    after annuitization            used in establishing such liabilities
                                   range from 3% to 8%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Non-medical health           The net level premium method and
    insurance                      assumptions as to future morbidity,
                                   withdrawals and interest, which provide
                                   a margin for adverse deviation. The
                                   interest rate assumption used in
                                   establishing such liabilities is 5%.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
    Disabled lives               Present value of benefits method and
                                   experience assumptions as to claim
                                   terminations, expenses and interest.
                                   Interest rate assumptions used in
                                   establishing such liabilities range
                                   from 3% to 7%.
    -----------------------------------------------------------------------

   Participating business represented 38% and 34% of the Company's life insurance in-force at December 31, 2017 and 2016, respectively. Participating policies represented 94%, 94% and 93% of gross traditional life insurance premiums for the years ended December 31, 2017, 2016 and 2015, respectively.

   Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 6%, less expenses, mortality charges and withdrawals.

Guarantees

   The Company issued annuity contracts that apply a lower rate on funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize. These guarantees include benefits that are payable in the event of death, maturity or at annuitization. Additionally, the Company issued universal life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

   Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal life contracts was as follows:

                                        Annuity    Universal Life
                                       Contracts     Contracts
                                     ------------- --------------
                                      Guaranteed
                                     Annuitization   Secondary
                                       Benefits      Guarantees    Total
                                     ------------- --------------  -----
                                                (In millions)
       Direct:
       Balance at January 1, 2015...           $ 6           $121   $127
       Incurred guaranteed benefits.            --             10     10
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6            131    137
       Incurred guaranteed benefits.            --            (31)   (31)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6            100    106
       Incurred guaranteed benefits.            --             13     13
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $113   $119
                                     ============= ==============  =====
       Ceded:
       Balance at January 1, 2015...           $--           $117   $117
       Incurred guaranteed benefits.            --             11     11
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.            --            128    128
       Incurred guaranteed benefits.            --            (30)   (30)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.            --             98     98
       Incurred guaranteed benefits.            --             15     15
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $--           $113   $113
                                     ============= ==============  =====
       Net:
       Balance at January 1, 2015...           $ 6           $  4   $ 10
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2015.             6              3      9
       Incurred guaranteed benefits.            --             (1)    (1)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2016.             6              2      8
       Incurred guaranteed benefits.            --             (2)    (2)
       Paid guaranteed benefits.....            --             --     --
                                     ------------- --------------  -----
       Balance at December 31, 2017.           $ 6           $ --   $  6
                                     ============= ==============  =====

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


     Information regarding the Company's guarantee exposure, which includes direct business, but excludes offsets from hedging or reinsurance, if any, was as follows at:

                                                               December 31,
                                                           ---------------------
                                                              2017       2016
                                                           ---------- ----------
                                                                    At
                                                               Annuitization
                                                           ---------------------
                                                           (Dollars in millions)
Annuity Contracts:
Other Annuity Guarantees:
  Total account value (1)................................. $      259 $      262
  Net amount at risk (2).................................. $       47 $       47
Average attained age of contractholders...................   68 years   67 years

                                                                    December 31,
                                                           -------------------------------
                                                                2017            2016
                                                           --------------- ---------------
                                                                      Secondary
                                                                     Guarantees
                                                           -------------------------------
                                                                (Dollars in millions)
Universal Life Contracts:
  Total account value (1)................................. $         1,756 $         1,757
  Net amount at risk (3).................................. $        11,455 $        11,999
Average attained age of policyholders.....................        67 years        66 years

-----------

(1)Includes the contractholder's investments in the general account and separate account, if applicable.

(2)Defined as either the excess of the upper tier, adjusted for a profit margin, less the lower tier, as of the balance sheet date or the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. These amounts represent the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date.

(3)Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  Account balances of contracts with guarantees were invested in separate account asset classes as follows at:

                                                               December 31,
                                                              ---------------
                                                               2017    2016
                                                              ------- -------
                                                               (In millions)
   Fund Groupings:
   Equity.................................................... $    24 $    21
   Bond......................................................       3       2
   Balanced..................................................       2       2
   Money Market..............................................       1      --
                                                              ------- -------
     Total................................................... $    30 $    25
                                                              ======= =======

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)

Obligations Under Funding Agreements

   General American is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of common stock of the FHLB of Des Moines, included in equity securities, were $35 million at both December 31, 2017 and 2016.

   The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows at:

                                                                 Liability          Collateral (2)
                                                           --------------------- ---------------------
                                                                          December 31,
                                                           -------------------------------------------
                                                              2017       2016       2017       2016
                                                           ---------- ---------- ---------- ----------
                                                                          (In millions)
FHLB of Des Moines (1)....................................  $     625  $     625  $     701  $     811

-----------

(1) Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2) Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Liabilities for Unpaid Claims and Claim Expenses

   Information regarding the liabilities for unpaid claims and claim adjustment expenses was as follows:

                                                                           Years Ended December 31,
                                                                      ----------------------------------
                                                                         2017      2016 (1)    2015 (1)
                                                                      ----------  ----------  ----------
                                                                                 (In millions)
Balance at January 1,................................................ $      241  $      271  $      251
 Less: Reinsurance recoverables......................................        161         184         183
                                                                      ----------  ----------  ----------
Net balance at January 1,............................................         80          87          68
                                                                      ----------  ----------  ----------
Incurred related to:
 Current year........................................................        248         297         247
 Prior years (2).....................................................         30          46          42
                                                                      ----------  ----------  ----------
   Total incurred....................................................        278         343         289
                                                                      ----------  ----------  ----------
Paid related to:
 Current year........................................................       (241)       (297)       (228)
 Prior years.........................................................        (32)        (53)        (42)
                                                                      ----------  ----------  ----------
   Total paid........................................................       (273)       (350)       (270)
                                                                      ----------  ----------  ----------
Net balance at December 31,..........................................         85          80          87
 Add: Reinsurance recoverables.......................................        142         161         184
                                                                      ----------  ----------  ----------
Balance at December 31 (included in future policy benefits and other
  policy-related balances),.......................................... $      227  $      241  $      271
                                                                      ==========  ==========  ==========

-----------

(1) At December 31, 2016 and 2015, the Net balance decreased by $16 million and $28 million, respectively, and the Reinsurance recoverables increased by $16 million and $21 million, respectively, from those amounts previously reported primarily to correct for the improper classification of reinsurance recoverables.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

2. Insurance (continued)


(2)During 2017, 2016 and 2015, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years increased due to events incurred in prior years, but reported during the current year.

Separate Accounts

   Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1.7 billion and $737 million at December 31, 2017 and 2016, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $127 million and $87 million at December 31, 2017 and 2016, respectively. The latter category consisted primarily of bank-owned life insurance. The average interest rate credited on these contracts was 3.72% and 1.88% at December 31, 2017 and 2016, respectively.

   For each of the years ended December 31, 2017, 2016 and 2015, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs and Value of Business Acquired

   See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts (term insurance and nonparticipating whole life insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

   The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

   Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

   The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, policyholder behavior and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

   Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

   Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

3. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)


   Information regarding DAC and VOBA was as follows:

                                                                      Years Ended December 31,
                                                                 ----------------------------------
                                                                    2017        2016        2015
                                                                 ----------  ----------  ----------
                                                                            (In millions)
DAC:
Balance at January 1,........................................... $      481  $      445  $      345
Capitalizations.................................................         81         128         143
Amortization related to:
Net investment gains (losses) and net derivative gains (losses).          3           2          (6)
Other expenses..................................................         (2)        (81)        (64)
                                                                 ----------  ----------  ----------
 Total amortization.............................................          1         (79)        (70)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................        (20)        (13)         27
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................        543         481         445
                                                                 ----------  ----------  ----------
VOBA:
Balance at January 1,...........................................         42          36          41
Amortization related to:
Other expenses..................................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
 Total amortization.............................................         (2)         (2)         (6)
                                                                 ----------  ----------  ----------
Unrealized investment gains (losses)............................         (1)          8           1
                                                                 ----------  ----------  ----------
Balance at December 31,.........................................         39          42          36
                                                                 ----------  ----------  ----------
Total DAC and VOBA:
Balance at December 31,......................................... $      582  $      523  $      481
                                                                 ==========  ==========  ==========

   The estimated future amortization expense to be reported in other expenses for the next five years was as follows:

                                                      VOBA
                                                    ----------
                                                    (In millions)
                     2018.......................... $       4
                     2019.......................... $       4
                     2020.......................... $       4
                     2021.......................... $       4
                     2022.......................... $       4

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



4. Reinsurance

   The Company enters into reinsurance agreements as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

   Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

   For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures portions of certain level premium term and universal life policies with secondary death benefit guarantees to a former affiliate. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

   The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

   The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at both December 31, 2017 and 2016, were not significant.

   The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. The Company had $398 million and $369 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   At December 31, 2017, the Company had $656 million of net unaffiliated ceded reinsurance recoverables. Of this total, $526 million, or 80%, were with the Company's five largest unaffiliated ceded reinsurers, including $269 million of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2016, the Company had $582 million of net unaffiliated ceded reinsurance recoverables. Of this total, $478 million, or 82%, were with the Company's five largest unaffiliated ceded reinsurers, including $266 million of net unaffiliated ceded reinsurance recoverables which were unsecured.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                       Years Ended December 31,
                                                               ---------------------------------------
                                                                   2017         2016          2015
                                                               -----------  ------------  ------------
                                                                            (In millions)
Premiums
Direct premiums............................................... $       219  $        228  $        238
Reinsurance assumed...........................................         754           775           706
Reinsurance ceded.............................................        (263)         (253)         (257)
                                                               -----------  ------------  ------------
 Net premiums................................................. $       710  $        750  $        687
                                                               ===========  ============  ============
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees. $       288  $        290  $        306
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................        (222)         (226)         (230)
                                                               -----------  ------------  ------------
 Net universal life and investment-type product policy fees... $        66  $         64  $         76
                                                               ===========  ============  ============
Policyholder benefits and claims
Direct policyholder benefits and claims....................... $       575  $        537  $        564
Reinsurance assumed...........................................         606           590           529
Reinsurance ceded.............................................        (456)         (262)         (330)
                                                               -----------  ------------  ------------
 Net policyholder benefits and claims......................... $       725  $        865  $        763
                                                               ===========  ============  ============
Interest credited to policyholder account balances
Direct interest credited to policyholder account balances..... $       210  $        215  $        219
Reinsurance assumed...........................................          --            --            --
Reinsurance ceded.............................................         (82)          (84)          (86)
                                                               -----------  ------------  ------------
 Net interest credited to policyholder account balances....... $       128  $        131  $        133
                                                               ===========  ============  ============
Other expenses
Direct other expenses......................................... $         9  $         58  $         93
Reinsurance assumed...........................................          56           139           132
Reinsurance ceded.............................................         (12)          (54)          (72)
                                                               -----------  ------------  ------------
 Net other expenses........................................... $        53  $        143  $        153
                                                               ===========  ============  ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The amounts on the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                 December 31,
                                   -------------------------------------------------------------------------
                                                   2017                                 2016
                                   ------------------------------------ ------------------------------------
                                                                Total                                Total
                                                               Balance                              Balance
                                    Direct  Assumed    Ceded    Sheet    Direct  Assumed    Ceded    Sheet
                                   -------- -------- --------  -------- -------- -------- --------  --------
                                                                 (In millions)
Assets
Premiums, reinsurance and other
 receivables...................... $     16 $    151 $  2,854  $  3,021 $     38 $    158 $  2,731  $  2,927
Deferred policy acquisition costs
 and value of business acquired...      170      498      (86)      582      162      449      (88)      523
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total assets.................... $    186 $    649 $  2,768  $  3,603 $    200 $    607 $  2,643  $  3,450
                                   ======== ======== ========  ======== ======== ======== ========  ========
Liabilities
Future policy benefits............ $  4,699 $  1,894 $     --  $  6,593 $  4,625 $  1,553 $     (3) $  6,175
Other policy-related balances.....      133       77       28       238      165       67       27       259
Other liabilities.................      174       40      680       894      130       48      578       756
                                   -------- -------- --------  -------- -------- -------- --------  --------
  Total liabilities............... $  5,006 $  2,011 $    708  $  7,725 $  4,920 $  1,668 $    602  $  7,190
                                   ======== ======== ========  ======== ======== ======== ========  ========

   Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $327 million and $325 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on reinsurance at both December 31, 2017 and 2016.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including MLIC, which is a related party. Additionally, the Company has reinsurance agreements with Brighthouse Life Insurance Company, a former subsidiary of MetLife, Inc.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   Information regarding the significant effects of affiliated reinsurance included on the consolidated statements of operations was as follows:

                                                                    Years Ended December 31,
                                                             -------------------------------------
                                                                 2017         2016         2015
                                                             -----------  -----------  -----------
                                                                         (In millions)
Premiums
Reinsurance assumed......................................... $       542  $       574  $       503
Reinsurance ceded...........................................         (11)          (9)          (9)
                                                             -----------  -----------  -----------
 Net premiums............................................... $       531  $       565  $       494
                                                             ===========  ===========  ===========
Universal life and investment-type product policy fees
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (99)        (102)        (115)
                                                             -----------  -----------  -----------
 Net universal life and investment-type product policy fees. $       (99) $      (102) $      (115)
                                                             ===========  ===========  ===========
Policyholder benefits and claims
Reinsurance assumed......................................... $       430  $       469  $       388
Reinsurance ceded...........................................         (39)         (25)         (33)
                                                             -----------  -----------  -----------
 Net policyholder benefits and claims....................... $       391  $       444  $       355
                                                             ===========  ===========  ===========
Interest credited to policyholder account balances
Reinsurance assumed......................................... $        --  $        --  $        --
Reinsurance ceded...........................................         (82)         (84)         (86)
                                                             -----------  -----------  -----------
 Net interest credited to policyholder account balances..... $       (82) $       (84) $       (86)
                                                             ===========  ===========  ===========
Other expenses
Reinsurance assumed......................................... $        24  $       109  $       101
Reinsurance ceded...........................................         (21)         (29)         (45)
                                                             -----------  -----------  -----------
 Net other expenses......................................... $         3  $        80  $        56
                                                             ===========  ===========  ===========

   Information regarding the significant effects of affiliated reinsurance included on the consolidated balance sheets was as follows at:

                                                                         December 31,
                                                         --------------------------------------------
                                                                  2017                   2016
                                                         ---------------------  ---------------------
                                                          Assumed      Ceded     Assumed      Ceded
                                                         ---------- ----------  ---------- ----------
                                                                         (In millions)
Assets
Premiums, reinsurance and other receivables............. $      151 $    2,143  $      158 $    2,119
Deferred policy acquisition costs and value of business
  acquired..............................................        498        (40)        449        (71)
                                                         ---------- ----------  ---------- ----------
 Total assets........................................... $      649 $    2,103  $      607 $    2,048
                                                         ========== ==========  ========== ==========
Liabilities
Future policy benefits.................................. $    1,807 $       --  $    1,470 $       (3)
Other policy-related balances...........................         23         28          18         27
Other liabilities.......................................         40         18          48         19
                                                         ---------- ----------  ---------- ----------
 Total liabilities...................................... $    1,870 $       46  $    1,536 $       43
                                                         ========== ==========  ========== ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

4. Reinsurance (continued)


   The Company may secure certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $346 million and $2.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2017 and 2016, respectively.

   Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $326 million and $324 million at December 31, 2017 and 2016, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2017 and 2016.

5. Investments

   See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

   Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

   The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

   The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

  Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS (collectively, "Structured Securities").

                                         December 31, 2017                               December 31, 2016
                          ----------------------------------------------- ------------------------------------------------
                                         Gross Unrealized                                 Gross Unrealized
                           Cost or  --------------------------  Estimated  Cost or  ---------------------------- Estimated
                          Amortized        Temporary    OTTI      Fair    Amortized         Temporary    OTTI      Fair
                            Cost    Gains   Losses   Losses (1)   Value     Cost     Gains   Losses   Losses (1)   Value
                          --------- ------ --------- ---------- --------- --------- ------- --------- ---------- ---------
                                                                   (In millions)
Fixed maturity
 securities:
U.S. corporate........... $  2,896  $  260  $    11    $    --  $  3,145  $  2,942  $   214 $     34    $    --  $  3,122
Foreign corporate........    1,514     164       25         --     1,653     1,364       85       84         --     1,365
Foreign government.......    1,067     236       12         --     1,291     1,059      186       36         --     1,209
U.S. government and
 agency..................      934      81        4         --     1,011       720       68        6         --       782
RMBS.....................      640      31        3         (1)      669       672       31        9         --       694
CMBS.....................      286       7        1         --       292       318        8        2         --       324
ABS......................      174       1       --         --       175       180        2        2         --       180
State and political
 subdivision.............      106      15       --          1       120       123       12        3         --       132
                          --------  ------  -------   --------  --------  --------  ------- --------   --------  --------
 Total fixed maturity
   securities............ $  7,617  $  795  $    56    $    --  $  8,356  $  7,378  $   606 $    176    $    --  $  7,808
                          ========  ======  =======   ========  ========  ========  ======= ========   ========  ========
Equity securities:
Common stock............. $     49  $    3  $     1    $    --  $     51  $     49  $     4 $     --    $    --  $     53

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


(1) Noncredit OTTI losses included in AOCI in an unrealized gain position are due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also "-- Net Unrealized Investment Gains (Losses)."

     The Company held non-income producing fixed maturity securities with an estimated fair value of $1 million and less than $1 million with unrealized gains (losses) of ($1) million and less than ($1) million at December 31, 2017 and 2016, respectively.

  Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

     Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

  Maturities of Fixed Maturity Securities

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2017:

                                                    Due After Five
                                     Due After One      Years                                Total Fixed
                       Due in One    Year Through    Through Ten    Due After Ten Structured  Maturity
                       Year or Less   Five Years        Years          Years      Securities Securities
                      ------------- -------------- --------------- -------------- ---------- -----------
                                                        (In millions)
Amortized cost.......   $    265      $    1,378     $    2,164      $    2,710   $    1,100 $    7,617
Estimated fair value.   $    271      $    1,470     $    2,348      $    3,131   $    1,136 $    8,356

     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

     The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position at:

                                                     December 31, 2017                          December 31, 2016
                                         ------------------------------------------ ------------------------------------------
                                                               Equal to or Greater                        Equal to or Greater
                                          Less than 12 Months     than 12 Months     Less than 12 Months     than 12 Months
                                         --------------------- -------------------- --------------------- --------------------

                                         Estimated    Gross    Estimated   Gross    Estimated    Gross    Estimated   Gross
                                           Fair     Unrealized   Fair    Unrealized   Fair     Unrealized   Fair    Unrealized
                                           Value      Losses     Value     Losses     Value      Losses     Value     Losses
                                         ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                                         (Dollars in millions)
Fixed maturity securities:
U.S. corporate.......................... $      235  $     3   $    139  $       8  $      595  $     18  $    144  $       16
Foreign corporate.......................        138        1        255         24         333        19       281          65
Foreign government......................         40        1        157         11         266        15       102          21
U.S. government and agency..............        525        2         20          2         189         6        --          --
RMBS....................................        120        1         39          1         149         6        51           3
CMBS....................................         43       --          7          1          59         2         7          --
ABS.....................................         14       --          5         --          17         1        42           1
State and political subdivision.........          6        1          6         --          41         2         1           1
                                         ----------  -------   --------  ---------  ----------  --------  --------  ----------
 Total fixed maturity securities........ $    1,121  $     9   $    628  $      47  $    1,649  $     69  $    628  $      107
                                         ==========  =======   ========  =========  ==========  ========  ========  ==========
Equity securities:
Common stock............................ $        4  $     1   $     --  $      --  $        3  $     --  $     --  $       --
Total number of securities in an
 unrealized loss position...............        214                 206                    500                 257
                                         ==========            ========             ==========            ========

  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

   Evaluation and Measurement Methodologies

      Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
   (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers;
   (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security;
   (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

      With respect to securities that have attributes of debt and equity ("perpetual hybrid securities"), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

      The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

      In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

   Current Period Evaluation

      Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2017. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      Gross unrealized losses on fixed maturity securities decreased
   $120 million during the year ended December 31, 2017 to $56 million. The decrease in gross unrealized losses for the year ended December 31, 2017, was primarily attributable to narrowing credit spreads and strengthening foreign currencies on non-functional currency denominated fixed maturity securities.

      At December 31, 2017, $1 million of the total $56 million of gross unrealized losses were from three below investment grade fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on below investment grade fixed maturity securities are principally related to state and political subdivision securities and U.S. corporate securities (primarily financial industry securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, in part due to economic and market uncertainties. Management evaluates state and political subdivision securities and U.S. corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

     Mortgage loans are summarized as follows at:

                                                December 31,
                                --------------------------------------------
                                         2017                   2016
                                ---------------------  ---------------------
                                 Carrying     % of      Carrying     % of
                                  Value       Total      Value       Total
                                ----------  ---------  ----------  ---------
                                            (Dollars in millions)
   Mortgage loans:
   Commercial.................. $      852       86.9% $      772       90.1%
   Agricultural................        133       13.6          89       10.4
                                ----------  ---------  ----------  ---------
     Subtotal..................        985      100.5         861      100.5
   Valuation allowances........         (5)      (0.5)         (4)      (0.5)
                                ----------  ---------  ----------  ---------
     Total mortgage loans, net. $      980      100.0% $      857      100.0%
                                ==========  =========  ==========  =========

     The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2017, 2016 and 2015 were $216 million, $158 million and $287 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $85 million, $263 million and $138 million during the years ended December 31, 2017, 2016 and 2015, respectively.

     See "-- Related Party Investment Transactions" for additional discussion of related party mortgage loans.

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

     All mortgage loans were evaluated collectively for credit losses and the related valuation allowances were maintained primarily for commercial mortgage loans. The Company had no impaired mortgage loans during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Valuation Allowance Rollforward by Portfolio Segment

     The changes in the valuation allowance, by portfolio segment, were as follows:

                                    Commercial  Agricultural     Total
                                   ------------ ------------- ------------
                                                (In millions)
     Balance at January 1, 2015... $          3 $          -- $          3
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2015.            4            --            4
     Provision (release)..........           --            --           --
                                   ------------ ------------- ------------
     Balance at December 31, 2016.            4            --            4
     Provision (release)..........            1            --            1
                                   ------------ ------------- ------------
     Balance at December 31, 2017. $          5 $          -- $          5
                                   ============ ============= ============

   Valuation Allowance Methodology

      Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

   Commercial and Agricultural Mortgage Loan Portfolio Segments

      The Company typically uses several years of historical experience in establishing non-specific valuation allowances which capture multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

      All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


      For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

      For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

  Credit Quality of Commercial Mortgage Loans

     The credit quality of commercial mortgage loans was as follows at:

                                          Recorded Investment
                           ------------------------------------------------
                            Debt Service Coverage Ratios
                           -------------------------------           % of
                           > 1.20x  1.00x - 1.20x < 1.00x   Total    Total
                           -------- ------------- -------- -------- -------
                                         (Dollars in millions)
    December 31, 2017
    Loan-to-value ratios:
    Less than 65%......... $    698   $      58   $      2 $    758    89.0%
    65% to 75%............       81           2          2       85    10.0
    76% to 80%............        9          --         --        9     1.0
                           --------   ---------   -------- -------- -------
      Total............... $    788   $      60   $      4 $    852   100.0%
                           ========   =========   ======== ======== =======
    December 31, 2016
    Loan-to-value ratios:
    Less than 65%......... $    671   $      41   $     14 $    726    94.0%
    65% to 75%............       44          --          2       46     6.0
    76% to 80%............       --          --         --       --      --
                           --------   ---------   -------- -------- -------
      Total............... $    715   $      41   $     16 $    772   100.0%
                           ========   =========   ======== ======== =======

  Credit Quality of Agricultural Mortgage Loans

     The credit quality of agricultural mortgage loans was as follows at:

                                             December 31,
                         ---------------------------------------------------
                                    2017                      2016
                         -------------------------  ------------------------
                           Recorded       % of       Recorded       % of
                          Investment      Total     Investment      Total
                         ------------ ------------  ----------- ------------
                                        (Dollars in millions)
  Loan-to-value ratios:
  Less than 65%......... $        107         80.5% $        77         86.5%
  65% to 75%............           26         19.5           12         13.5
                         ------------ ------------  ----------- ------------
    Total............... $        133        100.0% $        89        100.0%
                         ============ ============  =========== ============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Past Due and Nonaccrual Mortgage Loans

     The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2017 and 2016. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans - 60 days and agricultural mortgage loans - 90 days. The Company had no mortgage loans past due and no nonaccrual mortgage loans at both December 31, 2017 and 2016.

  Mortgage Loans Modified in a Troubled Debt Restructuring

     The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring for both the years ended December 31, 2017 and 2016.

Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $136 million and $39 million at December 31, 2017 and 2016, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity and equity securities AFS and the effect on DAC, VOBA and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                            Years Ended December 31,
                                                                       ----------------------------------
                                                                          2017        2016        2015
                                                                       ----------  ----------  ----------
                                                                                  (In millions)
Fixed maturity securities............................................. $      739  $      430  $      340
Fixed maturity securities with noncredit OTTI losses included in AOCI.         --          --          --
                                                                       ----------  ----------  ----------
  Total fixed maturity securities.....................................        739         430         340
Equity securities.....................................................          2           4          (3)
Derivatives...........................................................        (12)         28          21
Other.................................................................          2          (3)         (2)
                                                                       ----------  ----------  ----------
  Subtotal............................................................        731         459         356
                                                                       ----------  ----------  ----------
Amounts allocated from:
Future policy benefits................................................        (44)         (4)         --
DAC and VOBA..........................................................        (73)        (52)        (47)
                                                                       ----------  ----------  ----------
  Subtotal............................................................       (117)        (56)        (47)
                                                                       ----------  ----------  ----------
Deferred income tax benefit (expense).................................       (210)       (141)       (109)
                                                                       ----------  ----------  ----------
  Net unrealized investment gains (losses)............................ $      404  $      262  $      200
                                                                       ==========  ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The changes in net unrealized investment gains (losses) were as follows:

                                                                                    Years Ended December 31,
                                                                               ----------------------------------
                                                                                  2017        2016        2015
                                                                               ----------  ----------  ----------
                                                                                          (In millions)
Balance at January 1,......................................................... $      262  $      200  $      497
Fixed maturity securities on which noncredit OTTI losses have been recognized.         --          --           1
Unrealized investment gains (losses) during the year..........................        272         103        (486)
Unrealized investment gains (losses) relating to:
Future policy benefits........................................................        (40)         (4)          2
DAC and VOBA..................................................................        (21)         (5)         28
Deferred income tax benefit (expense).........................................        (69)        (32)        158
                                                                               ----------  ----------  ----------
Balance at December 31,....................................................... $      404  $      262  $      200
                                                                               ==========  ==========  ==========
  Change in net unrealized investment gains (losses).......................... $      142  $       62  $     (297)
                                                                               ==========  ==========  ==========

Concentrations of Credit Risk

   Investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, were in fixed income securities of the Canadian federal and provincial governments with an estimated fair value of $1.2 billion and $1.1 billion at December 31, 2017 and 2016, respectively.

Securities Lending

   Elements of the securities lending program are presented below at:

                                                            December 31,
                                                      -------------------------
                                                          2017         2016
                                                      ------------ ------------
                                                            (In millions)
Securities on loan: (1)
  Amortized cost..................................... $        328 $        246
  Estimated fair value............................... $        365 $        281
Cash collateral received from counterparties (2)..... $        373 $        286
Security collateral received from counterparties (3). $         -- $          1
Reinvestment portfolio -- estimated fair value....... $        375 $        286

-----------
(1) Included within fixed maturity securities.

(2) Included within payables for collateral under securities loaned and other transactions.

(3) Security collateral received from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the consolidated financial statements.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


   The cash collateral liability by loaned security type and remaining tenor of the agreements was as follows at:

                                               December 31, 2017                    December 31, 2016
                                         ------------------------------------ ------------------------------------
                                         Remaining Tenor of Securities        Remaining Tenor of Securities
                                           Lending Agreements                   Lending Agreements
                                         -----------------------------        -----------------------------
                                                               Over                                 Over
                                                    1 Month   1 to 6                     1 Month   1 to 6
                                         Open (1)   or Less   Months   Total  Open (1)   or Less   Months   Total
                                         --------   -------   ------   ------ --------   -------   ------   ------
                                                                 (In millions)
Cash collateral liability by loaned
 security type:
U.S. government and agency.............. $   158    $   66    $  149   $  373  $   43    $   64    $  136   $  243
All other securities....................      --        --        --       --      --        43        --       43
                                         -------    ------     ------  ------  ------    ------     ------  ------
 Total.................................. $   158    $   66    $  149   $  373  $   43    $  107    $  136   $  286
                                         =======    ======     ======  ======  ======    ======     ======  ======

-----------
(1) The related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

   If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2017 was $155 million, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

   The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including U.S. government and agency securities, agency RMBS, ABS) short-term investments and cash equivalents with 66% invested in cash equivalents, U.S. government and agency securities, agency RMBS, short-term investments, or held in cash. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

Invested Assets on Deposit and Pledged as Collateral

   Invested assets on deposit and pledged as collateral are presented below at estimated fair value for all asset classes except mortgage loans, which are presented at carrying value, at:

                                                                   December 31,
                                                             -------------------------
                                                                 2017            2016
                                                             ------------    ------------
                                                                   (In millions)
Invested assets on deposit (regulatory deposits)............ $      1,445    $      1,288
Invested assets held in trust (reinsurance agreements)......          329              --
Invested assets pledged as collateral (1)...................          730             715
                                                             ------------    ------------
 Total invested assets on deposit and pledged as collateral. $      2,504    $      2,003
                                                             ============    ============

-----------
(1) The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2), and derivative transactions (see Note 6).

    See "-- Securities Lending" for information regarding securities on loan.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Collectively Significant Equity Method Investments

   The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $273 million at December 31, 2017. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $95 million at December 31, 2017. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

   As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) for two of the three most recent annual periods: 2017 and 2016. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

   The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for the years ended
December 31, 2017, 2016 and 2015. Aggregate total assets of these entities totaled $119.9 billion and $113.8 billion at December 31, 2017 and 2016, respectively. Aggregate total liabilities of these entities totaled
$11.1 billion and $8.4 billion at December 31, 2017 and 2016, respectively. Aggregate net income (loss) of these entities totaled $11.4 billion, $7.4 billion and $10.0 billion for the years ended December 31, 2017, 2016 and 2015, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

   The Company has invested in legal entities that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

  Consolidated VIEs

     There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Unconsolidated VIEs

     The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                        December 31,
                                     ---------------------------------------------------
                                               2017                      2016
                                     ------------------------- -------------------------
                                                    Maximum                   Maximum
                                       Carrying    Exposure      Carrying    Exposure
                                        Amount    to Loss (1)     Amount    to Loss (1)
                                     ------------ ------------ ------------ ------------
                                                        (In millions)
Fixed maturity securities AFS:
  Structured Securities (2)......... $      1,136 $      1,136 $      1,198 $      1,198
  U.S. and foreign corporate........          105          105           42           42
Other limited partnership interests.          192          282          181          289
Real estate joint ventures..........           63           63           --           --
Other invested assets...............            1            1            1            1
                                     ------------ ------------ ------------ ------------
  Total............................. $      1,497 $      1,587 $      1,422 $      1,530
                                     ============ ============ ============ ============

-----------
(1) The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. For certain of its investments in other invested assets, the Company's return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties of less than $1 million at both December 31, 2017 and 2016. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2) For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

    As described in Note 12, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during each of the years ended December 31, 2017, 2016 and 2015.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Income

    The components of net investment income were as follows:

                                                          Years Ended December 31,
                                                   --------------------------------------
                                                       2017            2016            2015
                                                   ------------    ------------    ------------
                                                               (In millions)
Investment income:
Fixed maturity securities......................... $        365    $        349    $        344
Equity securities.................................            2               2               3
Mortgage loans....................................           41              47              60
Policy loans......................................           86              87              91
Real estate and real estate joint ventures........            3               3              13
Other limited partnership interests...............           29              15              12
Cash, cash equivalents and short-term investments.            2               1              --
Other.............................................            4               2               1
                                                   ------------    ------------    ------------
 Subtotal.........................................          532             506             524
Less: Investment expenses.........................           16              17              17
                                                   ------------    ------------    ------------
 Net investment income............................ $        516    $        489    $        507
                                                   ============    ============    ============

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

     The components of net investment gains (losses) were as follows:

                                                                                Years Ended December 31,
                                                                        ----------------------------------------
                                                                            2017            2016            2015
                                                                        ------------    ------------    ------------
                                                                                      (In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized -- by sector and industry:
U.S. and foreign corporate securities -- by industry:
Industrial............................................................. $         --    $         (3)   $         --
                                                                        ------------    ------------    ------------
  Total U.S. and foreign corporate securities..........................           --              (3)             --
RMBS...................................................................           --              --              (1)
State and political subdivision........................................           (1)             --              (1)
                                                                        ------------    ------------    ------------
  OTTI losses on fixed maturity securities recognized in earnings......           (1)             (3)             (2)
Fixed maturity securities -- net gains (losses) on sales and disposals.           (2)             --               1
                                                                        ------------    ------------    ------------
  Total gains (losses) on fixed maturity securities....................           (3)             (3)             (1)
Total gains (losses) on equity securities:
Total OTTI losses recognized -- by sector:
Common stock...........................................................           --              (3)             (3)
                                                                        ------------    ------------    ------------
  OTTI losses on equity securities recognized in earnings..............           --              (3)             (3)
Equity securities -- net gains (losses) on sales and disposals.........           --              (2)             (1)
                                                                        ------------    ------------    ------------
  Total gains (losses) on equity securities............................           --              (5)             (4)
                                                                        ------------    ------------    ------------
Mortgage loans.........................................................           (1)             --              (1)
Real estate and real estate joint ventures.............................           --              --              10
Other limited partnership interests....................................           (4)             --               1
Other..................................................................           (2)             (2)            (13)
                                                                        ------------    ------------    ------------
  Total net investment gains (losses).................................. $        (10)   $        (10)   $         (8)
                                                                        ============    ============    ============

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($5) million, ($7) million and ($30) million for the years ended December 31, 2017, 2016 and 2015, respectively.

  Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

     Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown in the table below.

                                                        Years Ended December 31,
                                 ---------------------------------------------------------------------
                                    2017        2016        2015        2017       2016        2015
                                 ----------  ----------  ----------  ---------- ----------  ----------
                                      Fixed Maturity Securities              Equity Securities
                                 ----------------------------------  ---------------------------------
                                                             (In millions)
Proceeds........................ $    1,803  $    1,604  $    1,853  $        3 $        6  $        5
                                 ==========  ==========  ==========  ========== ==========  ==========
Gross investment gains.......... $       13  $       31  $       25  $       -- $       --  $        1
Gross investment losses.........        (15)        (31)        (24)         --         (2)         (2)
OTTI losses.....................         (1)         (3)         (2)         --         (3)         (3)
                                 ----------  ----------  ----------  ---------- ----------  ----------
  Net investment gains (losses). $       (3) $       (3) $       (1) $       -- $       (5) $       (4)
                                 ==========  ==========  ==========  ========== ==========  ==========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

5. Investments (continued)


  Credit Loss Rollforward

     The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                                                   Years Ended December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------  ------------
                                                                                                        (In millions)
Balance at January 1,............................................................................ $          4  $          4
Reductions:
  Sales (maturities, pay downs or prepayments) of securities previously impaired as credit loss
   OTTI..........................................................................................           (1)           --
                                                                                                  ------------  ------------
Balance at December 31,.......................................................................... $          3  $          4
                                                                                                  ============  ============

  Related Party Investment Transactions

   The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                          Years Ended December 31,
                                                                     -----------------------------------
                                                                        2017        2016        2015
                                                                     ----------- ----------- -----------
                                                                                (In millions)
Estimated fair value of invested assets transferred to affiliates...  $       --  $       97  $       --
Amortized cost of invested assets transferred to affiliates.........  $       --  $       85  $       --
Net investment gains (losses) recognized on transfers...............  $       --  $       12  $       --
Estimated fair value of invested assets transferred from affiliates.  $      341  $      102  $       --

   The unpaid principal balance of affiliated loans to MetLife, Inc. held by the Company totals $100 million, bear interest at the following fixed rates, payable semiannually, and are due as follows: $87 million at 5.64% due July 15, 2021 and $13 million at 5.86% due December 16, 2021. The carrying value of these affiliated loans totaled $103 million at both December 31, 2017 and 2016, and are included in other invested assets. Net investment income from these affiliated loans was $5 million for each of the years ended December 31, 2017, 2016 and 2015.

   In August 2015, an affiliated loan with a carrying value of $75 million was repaid in cash prior to maturity. This affiliated loan was secured by interests in real estate subsidiaries, which owned operating real estate with an estimated fair value in excess of the affiliated loan. Net investment income from this affiliated loan was $4 million for the year ended December 31, 2015. In addition, mortgage loan prepayment income earned from the repayment prior to maturity in August 2015 described above was $18 million for the year ended December 31, 2015.

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $11 million, $13 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   See "-- Mortgage Loans -- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with affiliate.

6. Derivatives

Accounting for Derivatives

   See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

   The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

  Interest Rate Derivatives

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and nonqualifying hedging relationships.

  Foreign Currency Exchange Rate Derivatives

     The Company uses foreign currency exchange rate derivatives, including foreign currency swaps and foreign currency forwards, to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and nonqualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in nonqualifying hedging relationships.

  Credit Derivatives

     The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations and involuntary restructuring for corporate obligors, as well as repudiation, moratorium or governmental intervention for sovereign obligors. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

     The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

  Equity Derivatives

     To a lesser extent, the Company uses equity index options in nonqualifying hedging relationships.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


Primary Risks Managed by Derivatives

   The following table presents the primary underlying risk exposure, gross notional amount and estimated fair value of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                         December 31,
                                                                  --------------------------------------------------------------
                                                                              2017                             2016
                                                                  -------------------------------- -----------------------------
                                                                              Estimated Fair Value           Estimated Fair Value
                                                                            ----------------------           -------------------
                                                                   Gross                            Gross
                                                                  Notional                         Notional
                                 Primary Underlying Risk Exposure  Amount   Assets   Liabilities    Amount   Assets   Liabilities
                                 -------------------------------- --------- ------   -----------   --------- -------  -----------
                                                                                        (In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps.............      Interest rate.............. $       7 $   --     $   --      $      12 $    --    $    --
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............         9     --         --             --      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Subtotal.......................................................         16     --         --             12      --         --
                                                                  ---------  ------    ------      --------- -------    -------
Cash flow hedges:
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       593     13         24            352      34          3
                                                                  ---------  ------    ------      --------- -------    -------
 Total qualifying hedges........................................        609     13         24            364      34          3
                                                                  ---------  ------    ------      --------- -------    -------
Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate swaps.............      Interest rate..............       300     36          7            310      44          6
Foreign currency swaps..........      Foreign currency
                                       exchange rate.............       167     11          8            150      19         --
Foreign currency forwards.......      Foreign currency
                                       exchange rate.............       628     --         13            679       1          8
Credit default swaps --               Credit.....................
 purchased......................                                          5     --         --              5       1         --
Credit default swaps -- written.      Credit.....................       193      5         --            193       3         --
Equity index options............      Equity market..............        12     --         --             35      --         --
                                                                  ---------  ------    ------      --------- -------    -------
 Total non-designated or nonqualifying derivatives..............      1,305     52         28          1,372      68         14
                                                                  ---------  ------    ------      --------- -------    -------
 Total..........................................................  $   1,914 $   65     $   52      $   1,736 $   102    $    17
                                                                  =========  ======    ======      ========= =======    =======

   Based on gross notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2017 and 2016. The Company's use of derivatives includes (i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules;
(ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

   The components of net derivative gains (losses) were as follows:

                                                              Years Ended December 31,
                                                         -----------------------------------
                                                             2017        2016        2015
                                                         -----------  ----------  ----------
                                                                    (In millions)
Freestanding derivatives and hedging gains (losses) (1). $       (54) $      (11) $      139
Embedded derivatives gains (losses).....................         (55)        (19)         80
                                                         -----------  ----------  ----------
 Total net derivative gains (losses).................... $      (109) $      (30) $      219
                                                         ===========  ==========  ==========

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(1) Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

   The Company recognized net investment income from settlement payments related to qualifying hedges of $5 million, $4 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $11 million, $12 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

                                                                       Net
                                                                    Derivative
                                                                  Gains (Losses)
                                                                  --------------
                                                                  (In millions)
Year Ended December 31, 2017
Interest rate derivatives........................................  $         (8)
Foreign currency exchange rate derivatives.......................           (60)
Credit derivatives -- written....................................             2
                                                                   ------------
  Total..........................................................  $        (66)
                                                                   ============
Year Ended December 31, 2016
Interest rate derivatives........................................  $         (9)
Foreign currency exchange rate derivatives.......................           (10)
Credit derivatives -- written....................................             1
                                                                   ------------
  Total..........................................................  $        (18)
                                                                   ============
Year Ended December 31, 2015
Interest rate derivatives........................................  $         (7)
Foreign currency exchange rate derivatives.......................           141
Credit derivatives -- written....................................            (2)
                                                                   ------------
  Total..........................................................  $        132
                                                                   ============

Fair Value Hedges

   The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets to floating rate assets; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets.

   The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges were less than $1 million for both the years ended December 31, 2017 and 2016. The amount recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges was ($1) million for the year ended December 31, 2015. Changes in the estimated fair value of the derivatives were less than ($1) million, less than $1 million and less than ($1) million for the years ended December 31, 2017, 2016 and 2015, respectively. Changes in the estimated fair value of the hedged items were less than $1 million for both the years ended December 31, 2017 and 2016. Change in the estimated fair value of the hedged items was ($1) million for the year ended December 31, 2015.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

   The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified amounts from AOCI into net derivative gains (losses). For both the years ended December 31, 2017 and 2016, there were no amounts reclassified into net derivative gains (losses) related to discontinued cash flow hedges. For the year ended December 31, 2015, the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant.

   There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for each of the years ended December 31, 2017, 2016 and 2015.

   At December 31, 2017 and 2016, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($12) million and $28 million, respectively.

   For the years ended December 31, 2017, 2016 and 2015, there were ($42) million, $7 million and $18 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For the year ended December 31, 2017, the amount reclassified to net derivative gains (losses) related to foreign currency swaps was ($2) million. For the years ended December 31, 2016 and 2015, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the years ended December 31, 2017, 2016 and 2015, there were no amounts reclassified to net investment income related to foreign currency swaps and the amount of net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant.

   All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

   At December 31, 2017, the Company expected to reclassify ($1) million of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

Credit Derivatives

   In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $193 million at both December 31, 2017 and 2016. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. At
December 31, 2017 and 2016, the Company would have received $5 million and $3 million, respectively, to terminate all of these contracts.

   The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                     December 31,
                                    -------------------------------------------------------------------------------
                                                     2017                                    2016
                                    --------------------------------------- ---------------------------------------
                                                  Maximum                                 Maximum
                                    Estimated    Amount of                  Estimated    Amount of
                                    Fair Value     Future       Weighted    Fair Value     Future       Weighted
Rating Agency Designation of        of Credit  Payments under    Average    of Credit  Payments under    Average
Referenced                           Default   Credit Default   Years to     Default   Credit Default   Years to
Credit Obligations (1)                Swaps        Swaps       Maturity (2)   Swaps        Swaps       Maturity (2)
----------------------------------  ---------- -------------- ------------- ---------- -------------- -------------
                                                                 (Dollars in millions)
Baa
Credit default swaps referencing
 indices...........................  $      5   $       193           5.0    $      3    $       193          5.0

-----------

(1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), Standard & Poor's Global Ratings ("S&P") and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.

Credit Risk on Freestanding Derivatives

   The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

   The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

   The Company's OTC-cleared derivatives are effected through central clearing counterparties. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

   See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

   The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                               December 31,
                                                             ------------------------------------------------
                                                                       2017                        2016
                                                             -----------------------     -----------------------
Derivatives Subject to a Master Netting Arrangement or a
Similar Arrangement                                            Assets       Liabilities    Assets       Liabilities
------------------------------------------------------------ ----------    ------------  ----------    ------------
                                                                               (In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)........................................... $       62     $       51   $      100     $       16
OTC-cleared (1), (5)........................................          5             --            4             --
                                                             ----------     ----------   ----------     ----------
 Total gross estimated fair value of derivatives (1)........         67             51          104             16
Amounts offset on the consolidated balance sheets...........         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Estimated fair value of derivatives presented on the
   consolidated balance sheets (1), (5).....................         67             51          104             16
Gross amounts not offset on the consolidated balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral...............................................        (22)           (22)          (7)            (7)
OTC-cleared.................................................         --             --           --             --
Cash collateral: (3)
OTC-bilateral...............................................        (40)            --          (85)            --
OTC-cleared.................................................         (5)            --           (4)            --
Securities collateral: (4)
OTC-bilateral...............................................         --            (21)          (5)            (5)
OTC-cleared.................................................         --             --           --             --
                                                             ----------     ----------   ----------     ----------
 Net amount after application of master netting agreements
   and collateral........................................... $       --     $        8   $        3     $        4
                                                             ==========     ==========   ==========     ==========

-----------
(1) At both December 31, 2017 and 2016, derivative assets included income or (expense) accruals reported in accrued investment income or in other liabilities of $2 million. At both December 31, 2017 and 2016, derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities of ($1) million.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


(2) Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3) Cash collateral received is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2017 and 2016, the Company received excess cash collateral of $2 million and $6 million, respectively, which is not included in the table above due to the foregoing limitation. At both December 31, 2017 and 2016, the Company did not provide any excess cash collateral.

(4) Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2017, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At
    December 31, 2017 and 2016, the Company received excess securities collateral with an estimated fair value of $5 million and $8 million, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $3 million and $0, respectively, for its OTC-bilateral derivatives. At both December 31, 2017 and 2016, the Company provided excess securities collateral with an estimated fair value of $5 million, for its OTC-cleared derivatives, which are not included in the table above due to the foregoing limitation.

(5) Effective January 3, 2017, the CME amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. See Note 1 for further information on the CME amendments.

   The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the estimated fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of General American and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both General American and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

6. Derivatives (continued)


   The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that were in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that General American would be required to provide if there was a one-notch downgrade in its financial strength rating at the reporting date or if its financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                                                                                         December 31,
                                                                                                  --------------------------
                                                                                                      2017          2016
                                                                                                  ------------- ------------
                                                                                                        (In millions)
Estimated Fair Value of Derivatives in a Net Liability Position (1).............................. $          29 $          9
Estimated Fair Value of Collateral Provided:
Fixed maturity securities........................................................................ $          24 $          5
Cash............................................................................................. $          -- $         --
Estimated Fair Value of Incremental Collateral Provided Upon:
One-notch downgrade in financial strength rating................................................. $          -- $         --
Downgrade in financial strength rating to a level that triggers full overnight collateralization
 or termination of the derivative position....................................................... $           5 $          4

-----------
(1) After taking into consideration the existence of netting agreements.

Embedded Derivatives

   The Company issues certain products that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts are funds withheld on ceded reinsurance.

   The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                                        December 31,
                                                                                 -------------------------
                                                         Balance Sheet Location      2017            2016
                                                       ------------------------  ------------    ------------
                                                                                       (In millions)
Embedded derivatives within liability host contracts:
Funds withheld on ceded reinsurance...................    Other liabilities      $         25    $        (30)

   The following table presents changes in estimated fair value related to embedded derivatives:

                                           Years Ended December 31,
                                    ---------------------------------------
                                        2017          2016         2015
                                    ------------- ------------- -----------
                                                 (In millions)
     Net derivative gains (losses). $        (55) $        (19) $        80

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)


7. Fair Value

   When developing estimated fair values, the Company considers three broad valuation approaches: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation approach to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

   Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

   Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below at:

                                                                          December 31, 2017
                                                          --------------------------------------------------
                                                                  Fair Value Hierarchy
                                                          ------------------------------------
                                                                                                  Total
                                                                                                Estimated
                                                            Level 1     Level 2      Level 3    Fair Value
                                                          ----------- ------------ ----------- -------------
                                                                            (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $        -- $      2,907 $       238 $       3,145
Foreign corporate........................................          --        1,335         318         1,653
Foreign government.......................................          --        1,248          43         1,291
U.S. government and agency...............................         728          283          --         1,011
RMBS.....................................................          --          580          89           669
CMBS.....................................................          --          287           5           292
ABS......................................................          --          161          14           175
State and political subdivision..........................          --          120          --           120
                                                          ----------- ------------ ----------- -------------
  Total fixed maturity securities........................         728        6,921         707         8,356
                                                          ----------- ------------ ----------- -------------
Equity securities........................................          16           35          --            51
Short-term investments...................................          53           13           5            71
Derivative assets: (1)
Interest rate............................................          --           36          --            36
Foreign currency exchange rate...........................          --           24          --            24
Credit...................................................          --            5          --             5
                                                          ----------- ------------ ----------- -------------
  Total derivative assets................................          --           65          --            65
                                                          ----------- ------------ ----------- -------------
Separate account assets (2)..............................          94        1,734          --         1,828
                                                          ----------- ------------ ----------- -------------
  Total assets........................................... $       891 $      8,768 $       712 $      10,371
                                                          =========== ============ =========== =============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $        -- $          7 $        -- $           7
Foreign currency exchange rate...........................          --           45          --            45
                                                          ----------- ------------ ----------- -------------
  Total derivative liabilities...........................          --           52          --            52
                                                          ----------- ------------ ----------- -------------
Embedded derivatives within liability host contracts (3).          --           --          25            25
                                                          ----------- ------------ ----------- -------------
  Total liabilities...................................... $        -- $         52 $        25 $          77
                                                          =========== ============ =========== =============

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                                            December 31, 2016
                                                          ----------------------------------------------------
                                                                   Fair Value Hierarchy
                                                          --------------------------------------
                                                                                                             Total
                                                                                                           Estimated
                                                            Level 1         Level 2          Level 3       Fair Value
                                                          ------------    ------------    ------------    ------------
                                                                              (In millions)
Assets
Fixed maturity securities:
U.S. corporate........................................... $         --    $      2,940    $        182    $      3,122
Foreign corporate........................................           --           1,162             203           1,365
Foreign government.......................................           --           1,171              38           1,209
U.S. government and agency...............................          523             259              --             782
RMBS.....................................................           --             600              94             694
CMBS.....................................................           --             319               5             324
ABS......................................................           --             168              12             180
State and political subdivision..........................           --             132              --             132
                                                          ------------    ------------    ------------    ------------
  Total fixed maturity securities........................          523           6,751             534           7,808
                                                          ------------    ------------    ------------    ------------
Equity securities........................................           18              35              --              53
Short-term investments...................................           61             108              --             169
Derivative assets: (1)
Interest rate............................................           --              44              --              44
Foreign currency exchange rate...........................           --              54              --              54
Credit...................................................           --               4              --               4
                                                          ------------    ------------    ------------    ------------
  Total derivative assets................................           --             102              --             102
                                                          ------------    ------------    ------------    ------------
Separate account assets (2)..............................           23             801              --             824
                                                          ------------    ------------    ------------    ------------
  Total assets........................................... $        625    $      7,797    $        534    $      8,956
                                                          ============    ============    ============    ============
Liabilities
Derivative liabilities: (1)
Interest rate............................................ $         --    $          6    $         --    $          6
Foreign currency exchange rate...........................           --              11              --              11
                                                          ------------    ------------    ------------    ------------
  Total derivative liabilities...........................           --              17              --              17
                                                          ------------    ------------    ------------    ------------
Embedded derivatives within liability host contracts (3).           --              --             (30)            (30)
                                                          ------------    ------------    ------------    ------------
  Total liabilities...................................... $         --    $         17    $        (30)   $        (13)
                                                          ============    ============    ============    ============

-----------
(1) Derivative assets are presented within other invested assets on the consolidated balance sheets and derivative liabilities are presented within other liabilities on the consolidated balance sheets.

(2) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(3) Embedded derivatives within liability host contracts are presented within other liabilities on the consolidated balance sheets.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

  Investments

   Valuation Controls and Procedures

      On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third-party pricing providers and the controls and procedures to evaluate third-party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

      The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities at December 31, 2017.

      The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

      When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


      The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

                                 Level 2                                            Level 3
Instrument                  Observable Inputs                                 Unobservable Inputs
-----------------------------------------------------------------------------------------------------------------
Fixed maturity securities
-----------------------------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market
            income approaches.                                 approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . illiquidity premium
            . benchmark yields; spreads off benchmark yields;  . delta spread adjustments to reflect specific
              new issuances; issuer rating                       credit-related issues
            . trades of identical or comparable securities;
              duration                                         . credit spreads
            . Privately-placed securities are valued using     . quoted prices in markets that are not active
              the additional key inputs:                         for identical or similar securities that are
             . market yield curve; call provisions               less liquid and based on lower levels of
             . observable prices and spreads for similar         trading activity than securities classified in
               public or private securities that incorporate     Level 2
               the credit quality and industry sector of the   . independent non-binding broker quotations
               issuer
             . delta spread adjustments to reflect specific
               credit-related issues
-----------------------------------------------------------------------------------------------------------------
 Foreign government, U.S. government and agency and State and political subdivision securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market       Valuation Approaches: Principally the market
            approach.                                          approach.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . independent non-binding broker quotations
            . benchmark U.S. Treasury yield or other yields    . quoted prices in markets that are not active
                                                                 for identical or similar securities that are
            . the spread off the U.S. Treasury yield curve       less liquid and based on lower levels of
              for the identical security                         trading activity than securities classified in
            . issuer ratings and issuer spreads;                 Level 2
              broker-dealer quotes                             . credit spreads
            . comparable securities that are actively traded
-----------------------------------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market and   Valuation Approaches: Principally the market and
            income approaches.                                 income approaches.
            Key Inputs:                                        Key Inputs:
            . quoted prices in markets that are not active     . credit spreads
            . spreads for actively traded securities; spreads  . quoted prices in markets that are not active
              off benchmark yields                               for identical or similar securities that are
            . expected prepayment speeds and volumes             less liquid and based on lower levels of
            . current and forecasted loss severity; ratings;     trading activity than securities classified in
              geographic region                                  Level 2
            . weighted average coupon and weighted average     . independent non-binding broker quotations
              maturity
            . average delinquency rates; debt-service
              coverage ratios
            . issuance-specific information, including, but
              not limited to:
             . collateral type; structure of the security;
               vintage of the loans
             . payment terms of the underlying assets
             . payment priority within the tranche; deal
               performance
-----------------------------------------------------------------------------------------------------------------
Equity securities
-----------------------------------------------------------------------------------------------------------------
            Valuation Approaches: Principally the market
            approach.                                          . N/A
            Key Input:
            . quoted prices in markets that are not
              considered active
-----------------------------------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------------------------------
            . Short-term investments are of a similar nature   . Short-term investments are of a similar nature
              and class to the fixed maturity and equity         and class to the fixed maturity securities
              securities described above; accordingly, the       described above; accordingly, the valuation
              valuation techniques and observable inputs used    techniques and unobservable inputs used in
              in their valuation are also similar to those       their valuation are also similar to those
              described above.                                   described above.
-----------------------------------------------------------------------------------------------------------------
Separate account assets (1)
-----------------------------------------------------------------------------------------------------------------
 Mutual funds and hedge funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------------------------------
            Key Input:                                         .  N/A
            . quoted prices or reported net asset value
              provided by the fund managers

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

    (1)Estimated fair value equals carrying value, based on the value of the underlying assets, including: mutual fund interests, fixed maturity securities, equity securities, derivatives, hedge funds, short-term investments and cash and cash equivalents.

  Derivatives

     The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

     The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

     Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

   Freestanding Derivatives Valuation Approaches and Key Inputs:

      Level 2 includes all types of derivatives utilized by the Company.

      Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques. Key inputs are as follows:

                                                                                    Foreign Currency
             Instrument                            Interest Rate                      Exchange Rate                Credit
---------------------------------------------------------------------------------------------------------------------------------
Inputs common to Level 2 by            . swap yield curves                    . swap yield curves            . swap yield curves
 instrument type                       . basis curves                         . basis curves                 . credit curves
                                                                              . currency spot rates          . recovery rates
                                                                              . cross currency basis curves

  Embedded Derivatives

     Embedded derivatives are included within funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

   Embedded Derivatives Within Liability Host Contracts

     Level 3 Valuation Approaches and Key Inputs:

       Embedded derivatives within funds withheld on ceded reinsurance

          These embedded derivatives are principally valued using the income approach. The valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curves and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

  Transfers between Levels

     Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at both December 31, 2017 and 2016.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

     The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                            December 31, 2017                     December 31, 2016
                                                        --------------------------            -------------------------

                                     Significant                               Weighted                              Weighted
            Valuation Techniques  Unobservable Inputs       Range             Average (1)         Range             Average (1)
            -------------------- ---------------------- -------------         ------------    -------------         -----------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate. . Matrix pricing      . Offered quotes (4)   93      -    124         108          94      -    126         106
            . Market pricing      . Quoted prices (4)    65      -    374         184           6      -    305         195
            ------------------------------------------------------------------------------------------------------------------
            . Consensus pricing   . Offered quotes (4)                                         117     -    117         117
 Foreign
 government
            . Market pricing      . Quoted prices (4)    106     -    131         131
            ------------------------------------------------------------------------------------------------------------------
RMBS....... . Market pricing      . Quoted prices (4)    70      -    101          95          61      -    137         91
            ------------------------------------------------------------------------------------------------------------------
ABS........ . Market pricing      . Quoted prices (4)    90      -    103          98          99      -    100         99
            ------------------------------------------------------------------------------------------------------------------

               Impact of
            Increase in Input
              on Estimated
             Fair Value (2)
            -----------------

 Fixed
 maturity
 securities
 (3)

 U.S.
 corporate
 and
 foreign
 corporate.    Increase
               Increase

               Increase
 Foreign
 government
               Increase

RMBS.......    Increase (5)

ABS........    Increase (5)

-----------

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)

(1) The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2) The impact of a decrease in input would have the opposite impact on estimated fair value.

(3) Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4) Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(5) Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

     The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including embedded derivatives within funds withheld on ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


     The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                            Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         ----------------------------------------------------------------------------
                                                     Fixed Maturity Securities
                                         ------------------------------------------------
                                                                                   State and
                                                         Foreign      Structured   Political    Short-term     Net Embedded
                                         Corporate (1)  Government    Securities  Subdivision   Investments   Derivatives (2)
                                         -------------  ----------    ----------  -----------   -----------   ---------------
                                                                         (In millions)
Balance, January 1, 2016................  $       285   $      147    $      100  $        2    $        2      $       50
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           --             3          --            --             (20)
Total realized/unrealized gains
 (losses) included in AOCI..............            7           --             1          --            --              --
Purchases (5)...........................          106           --            29          --            --              --
Sales (5)...............................          (10)          --           (14)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............           25           --            --          --            --              --
Transfers out of Level 3 (6)............          (30)        (109)           (8)         (2)           (2)             --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2016..............          385           38           111          --            --              30
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................            2           (1)            2          --            --             (55)
Total realized/unrealized gains
 (losses) included in AOCI..............           89            5             4          --            --              --
Purchases (5)...........................          211            1            23          --             5              --
Sales (5)...............................          (76)          --           (29)         --            --              --
Issuances (5)...........................           --           --            --          --            --              --
Settlements (5).........................           --           --            --          --            --              --
Transfers into Level 3 (6)..............            2           --             3          --            --              --
Transfers out of Level 3 (6)............          (57)          --            (6)         --            --              --
                                          -----------   ----------    ----------  ----------    ----------      ----------
Balance, December 31, 2017..............  $       556   $       43    $      108  $       --    $        5      $      (25)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2015 (7)...............................  $         1   $        1    $        3  $       --    $       --      $       80
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2016: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (19)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Changes in unrealized gains (losses)
 included in net income (loss) for the
 instruments still held at December 31,
 2017: (7)..............................  $         2   $       --    $        2  $       --    $       --      $      (55)
                                          ===========   ==========    ==========  ==========    ==========      ==========
Gains (Losses) Data for the year ended
 December 31, 2015:
Total realized/unrealized gains
 (losses) included in net income
 (loss) (3) (4).........................  $         3   $        1    $        3  $       --    $       --      $       80
Total realized/unrealized gains
 (losses) included in AOCI..............  $       (10)  $        9    $       (2) $       --    $       --      $       --

-----------
(1) Comprised of U.S. and foreign corporate securities.

(2) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(3) Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income
    (loss) for net embedded derivatives are reported in net derivative gains (losses).

(4) Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


(5) Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(6) Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(7) Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net embedded derivatives are reported in net derivative gains (losses).

Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                               December 31, 2017
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------      Total
                                              Carrying                                         Estimated
                                               Value        Level 1       Level 2    Level 3   Fair Value
                                             ----------    ----------    ---------- ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      980    $       --    $       -- $    1,033 $    1,033
Policy loans................................ $    1,664    $       --    $       44 $    2,133 $    2,177
Other invested assets....................... $      103    $       --    $      110 $       -- $      110
Premiums, reinsurance and other receivables. $      331    $       --    $        4 $      337 $      341
Liabilities
Policyholder account balances............... $    1,713    $       --    $       -- $    1,883 $    1,883
Long-term debt.............................. $      104    $       --    $      130 $       -- $      130
Other liabilities........................... $       26    $       --    $       26 $       -- $       26
Separate account liabilities................ $       61    $       --    $       61 $       -- $       61

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


                                                               December 31, 2016
                                             ------------------------------------------------------
                                                                 Fair Value Hierarchy
                                                           --------------------------------
                                                                                                    Total
                                              Carrying                                            Estimated
                                               Value        Level 1       Level 2       Level 3   Fair Value
                                             ----------    ----------    ----------    ---------- ----------
                                                                 (In millions)
Assets
Mortgage loans.............................. $      857    $       --    $       --    $      870 $      870
Policy loans................................ $    1,680    $       --    $       45    $    2,090 $    2,135
Other invested assets....................... $      103    $       --    $      110    $       -- $      110
Premiums, reinsurance and other receivables. $      353    $       --    $       28    $      329 $      357
Liabilities
Policyholder account balances............... $    1,718    $       --    $       --    $    1,891 $    1,891
Long-term debt.............................. $      104    $       --    $      126    $       -- $      126
Other liabilities........................... $        4    $       --    $        4    $       -- $        4
Separate account liabilities................ $       56    $       --    $       56    $       -- $       56

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

  Policy Loans

     Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

  Other Invested Assets

     These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts receivable for securities sold but not yet settled.

     Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts due for securities sold, classified within Level 2, are generally received over short periods such that the estimated fair value approximates carrying value.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

7. Fair Value (continued)


  Policyholder Account Balances

     These policyholder account balances include investment contracts which primarily include certain funding agreements, fixed deferred annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

  Long-term Debt

     The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations of instruments are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

  Other Liabilities

     Other liabilities consist primarily of interest payable and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

  Separate Account Liabilities

     Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

     Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

8. Long-term Debt

   The Company's long-term debt outstanding is comprised of a surplus note due in January 2024, which bears interest at a fixed rate of 7.63%. The outstanding balance of the surplus note was $104 million at both December 31, 2017 and 2016.

   Payments of interest and principal on the Company's surplus note are subordinate to all other obligations and may be made only with the prior approval of the insurance department of the state of domicile.

   Interest expense related to the surplus note, included in other expenses, was $9 million for each of the years ended December 31, 2017, 2016 and 2015.

Letters of Credit

   The Company had access to credit facilities from various banks indirectly through letters of credit available to MetLife, Inc. for the benefit of the Company and certain other affiliates of MetLife, Inc. These facilities were used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees associated with letters of credit were $3 million, $2 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively, and were included in other expenses. At December 31, 2017, the Company had $25 million in letters of credit outstanding.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



9. Equity

Statutory Equity and Income

   The state of domicile of General American imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("CAL RBC"). The CAL RBC ratio for General American was in excess of 500% for all periods presented.

   General American prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri Department of Insurance. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of General American.

   Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

   In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

   The tables below present amounts from General American, which are derived from the statutory-basis financial statements as filed with the Missouri Department of Insurance.

   Statutory net income (loss) was as follows:

                                                          Years Ended December 31,
                                                     -----------------------------------
 Company                           State of Domicile    2017       2016         2015
--------------------------------- ------------------ ---------- --------    ------------
                                                                (In millions)
 General American Life Insurance
  Company........................      Missouri      $       90 $       (2)  $       204

   Statutory capital and surplus was as follows at:

                                                       December 31,
                                                  ----------------------
         Company                                    2017        2016
        ----------------------------------------- --------- ------------
                                                      (In millions)
         General American Life Insurance Company. $     988  $       923

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Dividend Restrictions

   The table below sets forth the dividends permitted to be paid by General American to MetLife, Inc. without insurance regulatory approval and dividends paid:

                                                2018            2017         2016
                                          ----------------- ------------ -------------
                                          Permitted Without
 Company                                    Approval (1)        Paid         Paid
----------------------------------------- ----------------- ------------ -------------
                                                         (In millions)
 General American Life Insurance Company.  $            118 $          1 $          --

-----------

(1) Reflects dividend amounts that may be paid during 2018 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over a rolling 12-month period, if paid before a specified date during 2017, some or all of such dividends may require regulatory approval.

   Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of such dividend when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). General American will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                              Unrealized                             Foreign      Defined
                                           Investment Gains     Unrealized Gains    Currency      Benefit
                                           (Losses), Net of       (Losses) on      Translation     Plans
                                          Related Offsets (1)     Derivatives      Adjustments   Adjustment       Total
                                         --------------------  -----------------  ------------  ------------  ------------
                                                                           (In millions)
Balance at December 31, 2014............        $         496       $          1  $        (11) $         (9) $        477
OCI before reclassifications............                 (471)                18            (3)           --          (456)
Deferred income tax benefit (expense)...                  164                 (7)            3            --           160
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  189                 12           (11)           (9)          181
Amounts reclassified from AOCI..........                   (2)                --            --             1            (1)
Deferred income tax benefit (expense)...                    1                 --            --            --             1
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                   (1)                --            --             1            --
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2015............                  188                 12           (11)           (8)          181
OCI before reclassifications............                   79                  7            (2)           (1)           83
Deferred income tax benefit (expense)...                  (28)                (2)           --            --           (30)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  239                 17           (13)           (9)          234
Amounts reclassified from AOCI..........                    8                 --            --             1             9
Deferred income tax benefit (expense)...                   (2)                --            --            --            (2)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    6                 --            --             1             7
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2016............                  245                 17           (13)           (8)          241
OCI before reclassifications............                  245                (42)            2            (1)          204
Deferred income tax benefit (expense)...                  (81)                15            (1)            1           (66)
                                         --------------------  -----------------  ------------  ------------  ------------
  AOCI before reclassifications, net of
   income tax...........................                  409                (10)          (12)           (8)          379
Amounts reclassified from AOCI..........                    6                  2            --             1             9
Deferred income tax benefit (expense)...                   (2)                (1)           --            (1)           (4)
                                         --------------------  -----------------  ------------  ------------  ------------
  Amounts reclassified from AOCI, net
   of income tax........................                    4                  1            --            --             5
                                         --------------------  -----------------  ------------  ------------  ------------
Balance at December 31, 2017............        $         413       $         (9) $        (12) $         (8) $        384
                                         ====================  =================  ============  ============  ============

-------------
(1) See Note 5 for information on offsets to investments related to future policy benefits and DAC and VOBA.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

9. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                               Consolidated Statements of
 AOCI Components                                        Amounts Reclassified from AOCI             Operations Locations
--------------------------------------------------  -------------------------------------     ------------------------------
                                                           Years Ended December 31,
                                                    -------------------------------------
                                                        2017          2016          2015
                                                    -----------   -----------   -----------
                                                                (In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses)........... $        (7)  $        (7)  $         3   Net investment gains (losses)
Net unrealized investment gains (losses)...........           1            --            --   Net investment income
Net unrealized investment gains (losses)...........          --            (1)           (1)  Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), before
  income tax.......................................          (6)           (8)            2
Income tax (expense) benefit.......................           2             2            (1)
                                                    -----------   -----------   -----------
 Net unrealized investment gains (losses), net of
  income tax.......................................          (4)           (6)            1
                                                    -----------   -----------   -----------
Unrealized gains (losses) on derivatives - cash
 flow hedges:
Foreign currency swaps.............................          (2)           --            --   Net derivative gains (losses)
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, before
  income tax.......................................          (2)           --            --
 Income tax (expense) benefit......................           1            --            --
                                                    -----------   -----------   -----------
 Gains (losses) on cash flow hedges, net of
  income tax.......................................          (1)           --            --
                                                    -----------   -----------   -----------
Defined benefit plans adjustment: (1)
Amortization of net actuarial gains (losses).......          (1)           (1)           (1)
Amortization of prior service (costs) credit.......          --            --            --
                                                    -----------   -----------   -----------
 Amortization of defined benefit plan items,
  before income tax................................          (1)           (1)           (1)
Income tax (expense) benefit.......................           1            --            --
                                                    -----------   -----------   -----------
  Amortization of defined benefit plan items, net
   of income tax...................................          --            (1)           (1)
                                                    -----------   -----------   -----------
  Total reclassifications, net of income tax....... $        (5)  $        (7)  $        --
                                                    ===========   ===========   ===========

-----------
(1) These AOCI components are included in the computation of net periodic benefit costs.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



10. Other Expenses

   Information on other expenses was as follows:

                                                               Years Ended December 31,
                                                          ----------------------------------
                                                             2017        2016        2015
                                                          ----------  ----------  ----------
                                                                     (In millions)
General and administrative expenses...................... $       19  $       10  $       27
Pension, postretirement and postemployment benefit costs.          3           3           3
Premium taxes, other taxes, and licenses & fees..........         15           4           6
Commissions and other variable expenses..................         87         164         175
Capitalization of DAC....................................        (81)       (128)       (143)
Amortization of DAC and VOBA.............................          1          81          76
Interest expense on debt.................................          9           9           9
                                                          ----------  ----------  ----------
 Total other expenses.................................... $       53  $      143  $      153
                                                          ==========  ==========  ==========

   Certain prior year amounts have been reclassified to conform to the current year presentation, which has been revised to align the expense categories with the Company's businesses. The reclassifications did not result in a change to total other expenses.

Capitalization of DAC and Amortization of DAC and VOBA

   See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt

   See Note 8 for additional information on interest expense on debt.

Affiliated Expenses

   Commissions and other variable expenses, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions. See Notes 4 and 13 for a discussion of affiliated expenses included in the table above.

11. Income Tax

   On December 22, 2017, President Trump signed into law U.S. Tax Reform. U.S. Tax Reform includes numerous changes in tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%, which took effect for taxable years beginning on or after January 1, 2018, and a territorial international tax system which generally eliminates U.S. federal income tax on dividends received from foreign subsidiaries.

   The incremental financial statement impact related to U.S. Tax Reform was as follows:

                                                                                      U.S. Tax Reform
                                                                                    ------------------
                                                                                       (In millions)
Income (loss) before provision for income tax...................................... $               --
Provision for income tax expense (benefit):
Deferred tax revaluation...........................................................               (103)
                                                                                    ------------------
 Total provision for income tax expense (benefit)..................................               (103)
                                                                                    ------------------
Income (loss), net of income tax...................................................                103
Income tax (expense) benefit related to items of other comprehensive income (loss).                  5
                                                                                    ------------------
Increase to net equity from U.S. Tax Reform........................................ $              108
                                                                                    ==================

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   In accordance with SAB 118 issued by the U.S. Securities and Exchange Commission ("SEC") in December 2017, the Company has recorded provisional amounts for certain items for which the income tax accounting is not complete. For these items, the Company has recorded a reasonable estimate of the tax effects of U.S. Tax Reform. The estimates will be reported as provisional amounts during a measurement period, which will not exceed one year from the date of enactment of U.S. Tax Reform. The Company may reflect adjustments to its provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

   The following item is considered a provisional estimate due to complexities and ambiguities in U.S. Tax Reform which resulted in incomplete accounting for the tax effects of these provisions. Further guidance, either legislative or interpretive, and analysis will be required to complete the accounting for this item:

   . Alternative Minimum Tax Credits - U.S. Tax Reform eliminates the corporate alternative minimum tax and allows for minimum tax credit carryforwards to be used to offset future regular tax or to be refunded over the next few years. However, pursuant to the requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended, refund payments issued for corporations claiming refundable prior year alternative minimum tax credits are subject to a sequestration rate of 6.6%. The application of this fee to refunds in future years is subject to further guidance. Additionally, the sequestration reduction rate in effect at the time is subject to uncertainty. The Company has recorded a less than $1 million tax charge included within the deferred tax revaluation.

   The provision for income tax was as follows:

                                                  Years Ended December 31,
                                            ------------------------------------
                                               2017        2016         2015
                                            ----------  ----------  ------------
                                                       (In millions)
Current:
Federal.................................... $      (21) $       18  $          7
Foreign....................................         --          --            20
                                            ----------  ----------  ------------
Subtotal...................................        (21)         18            27
                                            ----------  ----------  ------------
Deferred:
Federal....................................        (50)        (38)           76
                                            ----------  ----------  ------------
Provision for income tax expense (benefit). $      (71) $      (20) $        103
                                            ==========  ==========  ============

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                             --------------------------------------
                                                 2017          2016         2015
                                             ------------  -----------  -----------
                                                          (In millions)
Tax provision at U.S. statutory rate........ $         44  $        (6) $       104
Tax effect of:..............................
Tax-exempt income...........................           (3)          (5)          --
Prior year tax..............................           (7)          (8)          --
U.S. Tax Reform impact......................         (103)          --           --
Dividend received deduction.................           (1)          (1)          (1)
Other, net..................................           (1)          --           --
                                             ------------  -----------  -----------
 Provision for income tax expense (benefit). $       (71)  $      (20)  $       103
                                             ============  ===========  ===========

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       December 31,
                                                  ----------------------
                                                     2017        2016
                                                  ----------  ----------
                                                       (In millions)
       Deferred income tax assets:
       Tax credit carryforwards.................. $       26  $       55
       Policyholder liabilities and receivables..          8          45
       Employee benefits.........................          7          12
       Investments, including derivatives........         36          71
       Other.....................................          9          --
                                                  ----------  ----------
       Total deferred income tax assets..........         86         183
                                                  ----------  ----------
       Deferred income tax liabilities:
       Net unrealized investment gains...........        129         141
       DAC.......................................         85         131
       Intangibles...............................          9          17
       Other.....................................         --          11
                                                  ----------  ----------
       Total deferred income tax liabilities.....        223         300
                                                  ----------  ----------
       Net deferred income tax asset (liability). $     (137) $     (117)
                                                  ==========  ==========

   Tax credit carryforwards of $28 million at December 31, 2017 will expire beginning in 2022.

   The Company participates in a tax sharing agreement with MetLife, Inc., as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $26 million and $1 million for the years ended December 31, 2017 and 2016, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state, or local income tax examinations in major taxing jurisdictions for years prior to 2007, except for 2006 where the IRS disallowance relates to policyholder liability deductions and the Company is engaged with IRS Appeals. Management believes it has established adequate tax liabilities and final resolution for the year 2006 is not expected to have a material impact on the Company's consolidated financial statements.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. For example, federal tax legislation could impact unrecognized tax benefits. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   The Company had no unrecognized tax benefits for the year ended December 31, 2017. Unrecognized tax benefits were $7 million for both of the years ended December 31, 2016 and 2015. Unrecognized tax benefits, that if recognized, would impact the effective tax rate were $7 million for both of the years ended December 31, 2016 and 2015.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

11. Income Tax (continued)


   Interest recognized on the consolidated statements of operations was ($2) million for the year ended December 31, 2017. The Company had no interest recognized on the consolidated statements of operations for both of the years ended December 31, 2016 and 2015. There was no interest included in other liabilities on the consolidated balance sheet at December 31, 2017. The Company had $2 million of interest included in other liabilities on the consolidated balance sheet at December 31, 2016.

   The Company had no penalties for the years ended December 31, 2017, 2016 and 2015.

   Prior to U.S. Tax Reform, the dividends received deduction ("DRD") related to variable life insurance and annuity contracts was generally based on a company specific percentage referred to as the company's share. The calculation of this amount was subject to significant dispute between taxpayers and the IRS. U.S. Tax Reform eliminated this dispute by fixing the calculation to a specific percentage subsequent to 2017.

   The Company recognized an income tax benefit of $1 million related to the separate account DRD for each of the years ended December 31, 2017, 2016 and 2015.

12. Contingencies, Commitments and Guarantees

Contingencies

  Litigation

   Sales Practices Claims

      The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Regulatory authorities in a small number of states and the Financial Industry Regulatory Authority, and occasionally the SEC, have also conducted investigations or inquiries relating to sales of individual life insurance policies or annuities or other products issued by the Company. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner.

   Summary

      Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

  Insolvency Assessments

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)

12. Contingencies, Commitments and Guarantees (continued)

  premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                           December 31,
                                                                       ---------------------
                                                                          2017       2016
                                                                       ---------- ----------
                                                                           (In millions)
Other Assets:
Premium tax offset for future discounted and undiscounted assessments. $        3 $        4
Premium tax offset currently available for paid assessments...........          1         --
                                                                       ---------- ----------
Total................................................................. $        4 $        4
                                                                       ========== ==========
Other Liabilities:
Insolvency assessments................................................ $        4 $        5
                                                                       ========== ==========

Commitments

  Mortgage Loan Commitments

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $4 million and $19 million at December 31, 2017 and 2016, respectively.

  Commitments to Fund Partnership Investments, Bank Credit Facilities and Private Corporate Bond Investments

     The Company commits to fund partnership investments and to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $112 million and $160 million at December 31, 2017 and 2016, respectively.

Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation of less than $1 million, with a cumulative maximum of less than $1 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company had no liability for indemnities, guarantees and commitments at both December 31, 2017 and 2016.

            General American Life Insurance Company and Subsidiary
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (continued)



13. Related Party Transactions

Service Agreements

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions and distribution services. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $36 million, $29 million and $31 million for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $1 million, $1 million and $2 million for the years ended
December 31, 2017, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $0, $1 million and $2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

   The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $5 million at December 31, 2017 and 2016, respectively.

   See Notes 4 and 5 for additional information on related party transactions.

14. Subsequent Event

   The Company has evaluated events subsequent to December 31, 2017, through April 12, 2018, which is the date these consolidated financial statements were available to be issued.

Merger

   In February 2018, the Company's Board of Directors approved the merger of General American and Metropolitan Tower Life Insurance Company ("MTL"), a wholly-owned subsidiary of MetLife, Inc. MTL will be the surviving entity and expects to redomicile from Delaware to Nebraska. The Company expects the completion of the merger in the first half of 2018, subject to certain regulatory approvals.

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          Metropolitan Tower Life Insurance Company and Subsidiaries
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Unaudited Pro Forma Financial Statement Narrative
                As of and for the Year Ended December 31, 2017

On April 27, 2018, Metropolitan Tower Life Insurance Company ("MTL") merged with General American Life Insurance Company ("General American"), both of which are wholly-owned subsidiaries of MetLife, Inc. The surviving entity of the merger is MTL. The merger represents a transaction among entities under common control, which will be accounted for in a manner similar to the pooling-of-interests method and presented as if the transaction occurred at the beginning of the earliest date for which the financial statements are presented and prior periods will be retrospectively adjusted to furnish comparative information.

Had the transaction occurred on December 31, 2017, the unaudited pro forma consolidated balance sheet combines the audited historical consolidated balance sheet of Metropolitan Tower Life Insurance Company and Subsidiaries (the "Company") and the audited historical consolidated balance sheet of General American and its subsidiary. There are no pro forma balance sheet adjustments. As of December 31, 2017, pro forma total assets and total stockholder's equity would have been $28,062 million and $3,097 million, respectively.

Had the transaction occurred on January 1, 2015, the unaudited pro forma consolidated statement of operations combines the audited historical consolidated statement of operations of the Company and the audited historical consolidated statement of operations of General American and its subsidiary. The Company's unaudited pro forma statement of operations would have reflected a pro forma adjustment to eliminate $12 million for non-recurring expenses recorded during 2017 in connection with completing the merger. The Company's pro forma net income (loss) would have been $341 million, $11 million and $210 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The unaudited pro forma narrative description of the Merger of MTL and GALIC
(i) is presented based on information currently available, (ii) is intended for informational purposes only, and (iii) is not intended to reflect the results of operations or the financial position of the Company that would have resulted had the Merger been effective as of and during the periods presented or the results that may be obtained by the Company in the future. There are no estimates that need to be made.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                        VARIABLE LIFE INSURANCE POLICY
                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
               ISSUED BY GENERAL AMERICAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                                  MAY 1, 2004

    This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated May 1, 2004 and should be read in conjunction therewith. No information is incorporated by reference into this Statement of Additional Information. A copy of the Prospectus may be obtained by writing to General American Distributors, Inc., 13045 Tesson Ferry Road, St. Louis, Missouri 63128.

                               TABLE OF CONTENTS


                                                                        PAGE

   GENERAL INFORMATION AND HISTORY........................................ 1

       The Company........................................................ 1
       The Separate Account............................................... 1

   DISTRIBUTION OF THE POLICIES........................................... 1

   ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES............. 2

       Administration of the Policies..................................... 2
       Portfolio Rebalancing.............................................. 2
       Dollar Cost Averaging.............................................. 3
       Payment of Proceeds................................................ 4

   ADJUSTMENT OF CHARGES.................................................. 5

   POTENTIAL CONFLICTS OF INTEREST........................................ 5

   CONFORMITY WITH STATUTES............................................... 5

   CLAIMS OF CREDITORS.................................................... 5

   LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE POLICY............. 6

   MISSTATEMENT OF AGE OR SEX AND CORRECTIONS............................. 6

   RECORDS AND REPORTS.................................................... 6

   PERFORMANCE DATA....................................................... 6

   INVESTMENT ADVICE...................................................... 7

   LEGAL MATTERS.......................................................... 8

   REGISTRATION STATEMENT................................................. 8

   EXPERTS................................................................ 8

                        GENERAL INFORMATION AND HISTORY

THE COMPANY

    General American Life Insurance Company ("we," "our," "us," "General American" or "the Company") was originally incorporated as a stock company in 1933 in the State of Missouri. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock life insurance company organized under Missouri law and wholly owned by GenAmerica Corporation, an intermediate stock holding company. On January 6, 2000 Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation, which became GenAmerica Financial Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its affiliates and subsidiaries, is a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers.

THE SEPARATE ACCOUNT

    We established the Separate Account as a separate investment account on January 24, 1985 under Missouri law. The Separate Account is the funding vehicle for the Policies, and other General American variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the Missouri Insurance Commissioner regulates General American and the Separate Account, which are also subject to the insurance laws and regulations where the Policies are sold.

                         DISTRIBUTION OF THE POLICIES

    The Policies are offered to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

    General American Distributors, Inc. ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000 and its home office is located at 13045 Tesson Ferry Road, St. Louis, Missouri, 63128. Distributor is a wholly-owned subsidiary of GenAmerica Financial Corporation, which in turn is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as our insurance agents.

    Distributor received sales compensation with respect to the Policies in the following amounts during the periods indicated:

                                                     AGGREGATE AMOUNT OF
                              AGGREGATE AMOUNT OF  COMMISSIONS RETAINED BY
                              COMMISSIONS PAID TO DISTRIBUTOR AFTER PAYMENTS
          FISCAL YEAR             DISTRIBUTOR          TO SELLING FIRMS
    ------------------------  ------------------- --------------------------
    2003.....................      $179,873                 $    0
    2002.....................      $164,067                 $3,217
    2001.....................      $136,080                 $2,668

   Registered representatives of affiliated selling firms who are also agents of the Company are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

          ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

ADMINISTRATION OF THE POLICIES

   The Company currently administers the Policy itself, but may in the future purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

PORTFOLIO REBALANCING

   Over time, the Cash Value in the General Account and in the Divisions of the Separate Account (the "accounts") will accumulate at different rates as a result of different investment returns. The Owner may direct that from time to time we automatically restore the balance of the Cash Value in the General Account and in the Divisions of the Separate Account to the percentages determined in advance. Portfolio rebalancing does not guarantee profits, nor does it assure that you will not have losses. There are two methods of rebalancing available--periodic and variance.

   PERIODIC REBALANCING. Under this option the Owner elects a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the accounts by generating transfers to reallocate the Cash Value according to the investment percentages elected.

   VARIANCE REBALANCING. Under this option the Owner elects a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent (5%). The Owner also elects a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Funds from being rebalanced. On each Monthly Anniversary we will review the current account balances to determine whether any account balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that account. If any account is outside of the variance range, we will generate transfers to rebalance all of the specified accounts back to the predetermined percentages.

    Owners should consider that portfolio rebalancing entails the transfer of Cash Value from better performing Funds to lesser performing Funds.

    If, in the future, we impose a transfer charge for transfers in excess of 12 per Policy Year, transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed before a charge is applied.

    The Owner may elect either form of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to General American under its administrative rules.

    Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging (see below).

    General American reserves the right to suspend portfolio rebalancing at any time on any class of Policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy Year in accordance with its administrative rules.

DOLLAR COST AVERAGING

    The Owner may direct the Company to transfer amounts on a monthly basis from the State Street Research Money Market Division to any other Division of the Separate Account. This service is intended to allow the Owner to utilize "dollar cost averaging" ("DCA"), a long-term investment technique which provides for regular, level investments over time. The Company makes no guarantee that DCA will result in a profit or protect against loss.

    The following rules and restrictions apply to DCA transfers:

    (1) The minimum DCA transfer amount is $100.

    (2) A written election of the DCA service, on a form provided by the Company, must be completed by the Owner and placed on file with the Company in order to begin DCA transfers.

    (3) In the written election of the DCA service, the Owner indicates how DCA transfers are to be allocated among the Divisions of the Separate Account. For any Division chosen to receive DCA transfers, the minimum percentage that may be allocated to a Division is 1% of the DCA transfer amount, and fractional percentages may not be used.

    (4) DCA transfers can only be made from the State Street Research Money Market Division.

    (5) The DCA transfers will not count against the Policy's normal transfer restrictions. (See Policy Rights--Transfers in the Prospectus.)

    (6) The DCA transfer percentages may differ from the allocation percentages the Owner specifies for the allocation of Net Premiums. (See Payment and Allocation of Premiums--Allocation of Net Premiums and Cash Values in the Prospectus.)

    (7) Once elected, DCA transfers will be processed monthly until the Owner instructs the Company in writing to cancel the DCA service.

    (8) Transfers as a result of a Policy Loan or repayment, or in exercise of the conversion privilege, are not subject to the DCA rules and restrictions. The DCA service terminates at the time the conversion privilege is exercised when any outstanding amount in any Division of the Separate Account is immediately transferred to the General Account. (See Policy Rights--Loans and General Matters--Conversion Rights in the Prospectus.)

    (9) DCA transfers will not be made until the Right to Examine Policy period has expired (See Policy Rights--Right to Examine Policy in the Prospectus.)

    The Company reserves the right to assess a processing fee for the DCA service. The Company reserves the right to discontinue offering DCA upon 30 days' written notice to Owners. However, any such discontinuation will not affect DCA services already commenced. The Company reserves the right to impose a minimum total Cash Value, less outstanding Indebtedness, in order to qualify for DCA service. Also, the Company reserves the right to change the minimum necessary Cash Value and the minimum required DCA transfer amount.

    Transfers made under Dollar Cost Averaging will not count against the total of twelve requested transfers allowed without charge in a Policy Year if we impose such a charge in the future.

PAYMENT OF PROCEEDS

    We may withhold payment of Pro-Rata Surrender, surrender, or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Pre-Authorized Checking premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

    Normally we promptly make payments of Cash Value, or of any loan value available, from Cash Value in the General Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

                             ADJUSTMENT OF CHARGES

    The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other group or sponsored arrangements purchasing one or more Policies, General American may waive or adjust the amount of any charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

    Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. General American will determine in its discretion if, and in what amount, an adjustment is appropriate. The Company may modify its criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any Owner.

    Contact your registered representative for any variations that may be available and appropriate for your case.

                        POTENTIAL CONFLICTS OF INTEREST

    The Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Fund, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Divisions from the Fund(s), if necessary. If we believe any Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.

                           CONFORMITY WITH STATUTES

    If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it determines that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of any Federal or state statute, rule, or regulation, including, but not limited to, requirements of the Internal Revenue Code, or its regulations or published rulings.

                              CLAIMS OF CREDITORS

    To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

          LIMITS TO GENERAL AMERICAN'S RIGHT TO CHALLENGE THE POLICY

    Generally, we can challenge the validity of your Policy or a rider during the Insured's lifetime for two years (or less, if required by state law) from the Issue Date, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the Insured's lifetime from receipt of the premium payment. However, if the Insured dies within two years of the Issue Date, we can challenge all or part of the Policy at any time based on misrepresentations in the application.

                  MISSTATEMENT OF AGE OR SEX AND CORRECTIONS

    If the age or sex (except in unisex Policies, see Unisex Requirements Under Montana Law in the Prospectus) of the Insured has been misstated in the application, the amount of the death benefit will be that which the most recent Attained Age factor would have purchased for the correct age and sex.

    Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

                              RECORDS AND REPORTS

    The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, Pro-Rata Surrenders, Policy Loans, loan repayments, surrenders and reinstatements will be confirmed promptly following each transaction.

                               PERFORMANCE DATA

    We may provide information concerning the historical investment experience of the Divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Funds. These net rates of return represent past performance and are not an indication of future performance. Cost of insurance, state and federal tax, and mortality and expense risk and distribution charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Funds. The net rates of return show performance from the inception of the Funds, which in some instances, may precede the inception date the corresponding Division.

                               INVESTMENT ADVICE

    The Separate Account invests in Portfolios of the Metropolitan Series Fund, Inc. ("Met Series Fund"), the Met Investors Series Trust, and other unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers") and Met Investors Advisory LLC ("Met Investors Advisory"), as the advisers to the Met Series Fund and the Met Investors Series Trust, respectively, may, from time to time, replace the sub-adviser of a Portfolio with a new sub-adviser. A number of sub-adviser changes have been made with respect to the Portfolios in which the Separate Account invests.

    MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment adviser to the Portfolios of the Met Series Fund on May 1, 2001. Prior to May 1, 2001, Metropolitan Life Insurance Company was the investment adviser for all Portfolios of the Met Series Fund.

    MetLife Advisers was also the investment adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Met Series Fund. MetLife Advisers had been the adviser to all Series of the Zenith Fund since 1994, with the exception of certain Series, including the Back Bay Advisors Money Market Series (currently, the State Street Research Money Market Portfolio), the Back Bay Advisors Bond Income Series (currently, the State Street Research Bond Income Portfolio) and the Loomis Sayles Avanti Growth Series (currently the Harris Oakmark Focused Value Portfolio), of which MetLife Advisers became the adviser on May 1, 1995.

    Met Investors Advisory (formerly known as Met Investors Advisory Corp., which was formerly known as Security First Investment Management) became the investment adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001.

    The following is the sub-adviser history of the Met Series Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:

    The sub-adviser to the State Street Research Money Market Portfolio (formerly, the Back Bay Advisors Money Market Series) and the State Street Research Bond Income Portfolio (formerly, the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the sub-adviser. The sub-adviser to the Harris Oakmark Focused Value Portfolio (formerly, the Harris Oakmark Mid Cap Value Series, which was formerly the Goldman Sachs Midcap Value Series, which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser; Harris Associates L.P. became the sub-adviser on May 1, 2000.

    The sub-adviser to the State Street Research Large Cap Growth Portfolio (formerly, the Alger Equity Growth Portfolio) was Fred Alger Management, Inc. until May 1, 2004, when State Street Research & Management Company became the sub-adviser. On May 1, 2004, the MFS Total Return Portfolio of the Met Series Fund replaced the VIP Asset Manager Portfolio of Fidelity(R) Variable Insurance Products.

    The following is the sub-adviser history of the remaining Met Series Fund
Portfolios:

    Metropolitan Life Insurance Company became the sub-adviser to the Lehman Brothers(R) Aggregate Bond Index Portfolio, the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio on May 1, 2001. On April 28, 2003, the Janus Growth Portfolio, formerly a Portfolio of the Met Series Fund, merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.

    The sub-adviser to the FI International Stock Portfolio (formerly, the Putnam International Stock Portfolio) was Putnam Investment Management, LLC until December 16, 2003 when Fidelity Management & Research Company became the sub-adviser. The sub-adviser to the FI Mid Cap Opportunities Portfolio (formerly, the Janus Mid Cap Portfolio) was Janus Capital Management LLC until May 1, 2004, when Fidelity Management & Research Company became the sub-adviser.

    The following is the sub-adviser history of the Met Investors Series Trust:

    The sub-adviser to the T. Rowe Price Mid-Cap Growth Portfolio (formerly the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until T. Rowe Price Associates, Inc. became the sub-adviser effective
January 1, 2003. The sub-adviser to the Harris Oakmark International Portfolio (formerly, the State Street Research Concentrated International Portfolio) was State Street Research & Management Company until Harris Associates L.P. became the sub-adviser effective January 1, 2003.

    On May 1, 2004, the following Portfolios of the Met Investors Series Trust replaced the following Funds of the American Century Variable Portfolios, Inc.: the Lord Abbett Growth and Income Portfolio replaced the VP Income & Growth Fund, the Lord Abbett Mid-Cap Value Portfolio replaced the VP Value Fund, and the MFS Research International Portfolio replaced the VP International Fund.

                                 LEGAL MATTERS

    Legal matters in connection with the Policies have been passed on by Marie
C. Swift, Associate General Counsel of MetLife. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided legal advice on certain matters relating to the Federal securities laws.

                            REGISTRATION STATEMENT

    This Statement of Additional Information and the Prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.


                                    EXPERTS

    The consolidated financial statements of General American and Subsidiaries included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on October 1, 2003, and recorded the impact as a cumulative effect of a change in accounting principle and referring to the change in the method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP, 201 E. Kennedy Boulevard, Tampa, Florida 33602, serves as independent public accountants for the Separate Account and General American.

PART C. OTHER INFORMATION

ITEM 26. EXHIBITS


  (a)  (i)    Resolution of the Board of Directors of General American authorizing the establishment of the Separate Account (Incorporated by reference to the
              Post-Effective Amendment No. 16 to the Registration Statement, File
              No. 33-10146, (VUL 95), filed on April 28, 2000.)

       (ii)   Resolutions of the Board of Directors of General American (including
              Agreement and Plan of Merger attached as Exhibit A to the resolutions)
              (adopted February 7, 2018). Filed herewith.

       (iii) Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account (adopted February 7, 2018). Filed herewith.

  (b)         None

  (c)  (i)    Principal Underwriting Agreement between General American Distributors,
              Inc. and General American Life Insurance Company. Incorporated by
              reference to the Registration Statement, File No. 333-64216 (EBVUL), filed on June 29, 2001.

       (ii)   Form of Amended and Restated Principal Underwriting Agreement between
              Metropolitan Tower Life Insurance Company and MetLife Investors
              Distribution Company. Filed herewith.

  (d)  (i)    Two Specimens of Policy (Incorporated by reference to the Registration
              Statement, File No. 333-83625 (Destiny), filed on July 23, 1999.)

       (ii)   Riders to the Policy (Incorporated by reference to the Registration
              Statement, File No. 333-83625 (Destiny), filed on July 23, 1999.)

       (iii)  Merger Endorsement. Filed herewith.

  (e)  (i)    Specimen of Application for Policy (Incorporated by reference to the
              Pre-Effective Amendment No. 1 to the Registration Statement, File
              No. 333-83625, filed on March 31, 2000.)

       (ii)   Updated Application for Policy (Incorporated by reference to
              Post-Effective Amendment No. 3 to the Registration Statement, File
              No. 333-73672, filed on April 29, 2004.)

  (f)  (i)    Copy of the Certificate of Incorporate and Certificate of Amendment. Filed
              herewith.

       (ii)   Copy of the By-laws of the Company. Filed herewith.

  (g)         None

  (h)  (a)    Participation Agreement with Variable Insurance Products Fund
              (Incorporated by reference Post-Effective Amendment No. 3 to the
              Registration Statement, File No. 333-53477 (VUL 98) filed on April 28,
              2000.)

       (b)    Form of Participation Agreement with Van Eck Investment Trust
              (Incorporated by reference to Post-Effective Amendment No. 7 to the
              Registration Statement File No. 033-84104 (VUL 100), filed on April 28,
              2000.)

       (c)    Participation Agreement with Variable Insurance Products Fund II
              (Incorporated by reference Post-Effective Amendment No. 3 to the
              Registration Statement, File No. 333-53477 (VUL 98) filed on April 28,
              2000.)

       (d)    Form of Participation Agreement with American Funds Insurance Series,
              Capital Research and Management Company, General American Distributors,
              Inc. and General American Life Insurance Company. (Incorporated by
              reference to Post-Effective Amendment No. 5 to the Registration Statement
              on Form S-6, File No. 333-53477 filed on April 30, 2002.)

       (e)    Amended and Restated Participation Agreement dated January 24, 2018 Among
              Variable Insurance Products Fund, Fidelity Distributors Corporation and
              General American Life Insurance Company (Filed herewith.)

       (f)    Participation Agreement dated March 6, 2017 by and among Brighthouse Funds
              Trust I, General American Life Insurance Company, Brighthouse Investment
              Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective
              Amendment No. 64 to the Registration Statement filed on Form N-4, File
              Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)

       (g)    Participation Agreement dated March 6, 2017 by and among Brighthouse Funds
              Trust II, General American Life Insurance Company, Brighthouse Investment
              Advisers, LLC and Brighthouse Securities, LLC (Filed with Post-Effective
              Amendment No. 64 to the Registration Statement filed on Form N-4, File
              Nos. 002-39272/811-02162 filed on April 27, 2017 and hereby incorporated by reference.)

       (h)    Form of Fund Participation Agreement between General American Life
              Insurance Company and JPMorgan Series Trust II (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No.
              333-53477 (VUL 98) filed on July 31, 1998.

       (i)    Participation Agreement with Russell Insurance Funds, Inc. and General
              American Life Insurance Company. Filed with Post-Effective Amendment No.
              12 to the Registration Statement on Form S-6 (Filed No. 033-48550) filed on April 28, 2000 and is hereby incorporated by reference.

(i)       None

(j)       None

(k) Opinion and Consent of Marie C. Swift, Esq. as to legality of securities being registered. Incorporated by reference to Post-Effective Amendment
          No. 5 to the Registration Statement, File No. 333-83625, filed on
          August 8, 2003.

(l)       None

(m)       None

(n)       Consent of Independent Registered Public Accounting Firm. Filed herewith.

(o)       None

(p)       None

(q)       Memorandum describing the Company's issuance, transfer, and redemption procedures for the Policies and the Company's procedure for conversion to a fixed benefit policy. Incorporated by reference to Post-Effective
          Amendment No. 16 to the Registration Statement, File No. 033-10146 (VUL
          95), filed April 28, 2000.

(r)       Powers of Attorney. Filed herewith.


ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR

The following are the officers and directors who are engaged directly or indirectly in activities relating to the Registrant or the variable life insurance contracts offered by the Registrant and the executive officers of the Company:




Marlene Debel                       President, Presiding Officer of the Board and Director
200 Park Avenue
New York, NY 10166

Richard Leist                       Executive Vice President, Executive Investment Officer and Director
One MetLife Way
Whippany, NJ 07981

John McCallion                      Executive Vice President, Treasurer and Director
200 Park Avenue
New York, NY 10166

Michael Borowski                    Director
200 Park Avenue
New York, NY 10166

Frank Cassandra                     Director
200 Park Avenue
New York, NY 10166

Andrew Kaniuk                       Director
501 Route 22
Bridgewater, NJ 08807

Alessandro Papa                     Director
200 Park Avenue
New York, NY 10166

Michael Zarcone                     Director
111 Washington Avenue, Suite 300
Albany, NY 12210

Jason Manske                        Executive Vice President and Chief Hedging Officer
One MetLife Way
Whippany, NJ 07981

William O'Donnell                   Executive Vice President and Chief Accounting Officer
200 Park Avenue
New York, NY 10166

Darrell Hall                        Senior Vice President and Chief Legal Officer
200 Park Avenue
New York, NY 10166

Zulfi Ahmed                         Senior Vice President and Chief Information Security Officer
200 Park Avenue
New York, NY 10166

Anne Belden                         Vice President and Chief Financial Officer
200 Park Avenue
New York, NY 10166

Jeannette Pina                      Vice President and Secretary
200 Park Avenue
New York, NY 10166


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT.


The Registrant is a separate account of Metropolitan Tower Life Insurance Company under Nebraska law. Metropolitan Tower Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF December 31, 2017

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2017. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans, LLC (DE)

C.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

     4.     MetLife Assignment Company, Inc. (DE)

D. MetLife Chile Inversiones Limitada (Chile) - 72.35109659% is owned by MetLife, Inc., 24.8823628% by American Life Insurance Company ("ALICO"), 2.76654057% is owned by Inversiones MetLife Holdco Dos Limitada and 0.00000004% is owned by Natiloportem Holdings, LLC.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.996% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.003% by International Technical and Advisory Services Limited ("ITAS") and the rest by third parties.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.9% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.1% is held by MetLife Chile Inversiones Limitada.

      2. Inversiones MetLife Holdco Tres Limitada (Chile) - 97.13% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 2.87% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) AFP Provida S.A. (Chile) - 42.3815% of AFP Provida S.A. is owned by Inversiones MetLife Holdco Dos Limitada., 42.3815% is owned by Inversiones MetLife Holdco Tres Limitada, 10.9224% is owned by MetLife Chile Inversiones Limitada and the remainder is owned by the public.

                  i) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A and 0.01% is owned by MetLife Chile Inversiones Limitada.

                        1) AFP Genesis Administradora de Fondos y Fidecomisos S.A. (Ecuador) - 99.9% of AFP Genesis Administradora de Fondos y Fidecomisos S.A. is owned by Provida Internacional S.A. and 0.1% by AFP Provida S.A.

            MetLife Chile Seguros Generales S.A. (Chile) - 99.98% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.02% is owned by Inversiones MetLife Holdco Dos Limitada.

E.    Enterprise General Insurance Agency, Inc. (DE)

F.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

G.    Newbury Insurance Company, Limited (DE)

H.    MetLife Investors Group, LLC (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Investments Securities, LLC (DE)

I.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        1)     OMI MLIC Investments Limited (Cayman Islands)

      3.    Sandpiper Cove Associates II, LLC (DE)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuels I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    HPZ Assets LLC (DE)

      9.    Missouri Reinsurance, Inc. (Cayman Islands)

      10.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      11.   ML New River Village III, LLC (DE)

      12.   MetLife RC SF Member, LLC (DE)

      13.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by Brighthouse Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

                  ii)   Met Canada Solar ULC (Canada)

      14.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      15.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      16. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      17. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      18.   Corporate Real Estate Holdings, LLC (DE)

      19.   MetLife Tower Resources Group, Inc. (DE)

      20.   ML Sentinel Square Member, LLC (DE)

      21.   MetLife Securitization Depositor LLC (DE)

      22.   WFP 1000 Holding Company GP, LLC (DE)

      23.   White Oak Royalty Company (OK)

      24.   500 Grant Street GP LLC (DE)

      25. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      26. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      27.   MetLife Retirement Services LLC (NJ)

      28.   Euro CL Investments, LLC (DE)

      29.   MEX DF Properties, LLC (DE)

            a)   MPLife, S. de R.L. de C.V. (Mexico) - 99.99% of MPLife,
                 S. de R.L. de C.V. is owned by MEX DF Properties, LLC and 0.01% is owned by Euro CL Investments LLC.

      30. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company.

      31.   MetLife Properties Ventures, LLC (DE)

      32.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      33.   MLIC Asset Holdings LLC (DE)

      34.   85 Broad Street Mezzanine LLC (DE)

      35.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth Retail Holding LLC (DE)

                 i)   The Building at 575 Fifth Retail Owner LLC (DE)

      36.   ML Bridgeside Apartments LLC (DE)

      37.   MetLife Chino Member, LLC (DE)

      38.   MLIC CB Holdings LLC (DE)

      39. MetLife CC Member, LLC (DE) - 95.122% of MetLife CC Member, LLC is owned by Metropolitan Life Insurance Company and 4.878% is owned by General American Life Insurance Company.

      40.   Oconee Hotel Company, LLC (DE)

      41.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      42.   1201 TAB Manager, LLC (DE)

      43. MetLife 1201 TAB Member, LLC (DE) - 96.9% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

      44. MetLife LHH Member, LLC (DE) - 99% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, and 1% is owned by General American Life Insurance Company.

      45.   1001 Properties, LLC (DE)

      46.   6104 Hollywood, LLC (DE)

      47.   Boulevard Residential, LLC (DE)

      48.   ML-AI MetLife Member 3, LLC (DE)

      49. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      50.   Marketplace Residences, LLC (DE)

      51.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      52.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      53.   Haskell East Village, LLC (DE)

      54.   MetLife Cabo Hilton Member, LLC (DE) - 83.1% of MetLife Cabo
            Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company

      55. 150 North Riverside PE Member LLC (DE) - MLIC owns an 81.45% membership interest; General American Life Insurance Company owns a 13.32% membership interest, and Metropolitan Tower Life Insurance Company owns a 5.23% membership interest

      56.   ML Terraces, LLC (DE)

      57.   Chestnut Flats Wind, LLC (DE)

      58.   MetLife 425 MKT Member, LLC (DE)

      59.   MetLife OFC Member, LLC (DE)

      60.   MetLife THR Investor, LLC (DE)

      61. ML Southmore, LLC (DE) - 99% of ML Southmore, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      62. ML - AI MetLife Member 1, LLC (DE) - 95.199% of the membership interest is owned by MLIC and 4.801% by Metropolitan Property and Casualty Insurance Company.

      63.   MetLife CB W/A, LLC (DE)

      64. MetLife Camino Ramon Member, LLC (DE) - 99% of MetLife Camino Ramon Member, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      65.   10700 Wilshire, LLC (DE)

      66.   Viridian Miracle Mile, LLC (DE)

      67. MetLife 555 12th Member, LLC (DE) - 94.6% is owned by MLIC and 5.4% by General American Life Insurance Company

      68.   MetLife OBS Member, LLC (DE)

      69.   MetLife 1007 Stewart, LLC (DE)

      70. ML-AI MetLife Member 2, LLC (DE) - 98.97% of ML-AI MetLife Member 2, LLC's ownership interest is owned by MLIC and 1.03% by General American Life Insurance Company.

      71.   MetLife Treat Towers Member, LLC (DE)

      72.   MetLife FM Hotel Member, LLC (DE)

            a)   LHCW Holdings (U.S.) LLC (DE)

                 i)   LHC Holdings (U.S.) LLC (DE)

                      1)    LHCW Hotel Holding LLC (DE)

                            aa)    LHCW Hotel Holding (2002) LLC (DE)

                            bb)    LHCW Hotel Operating Company (2002) LLC (DE)

      73. ML Mililani Member, LLC (DE)- is owned at 95% by MLIC and 5% by General American Life Insurance Company.

      74.   MetLife SP Holdings, LLC (DE)

            a)   MetLife Private Equity Holdings, LLC (DE)

      75.   Buford Logistics Center, LLC (DE)

      76.   MetLife Park Tower Member, LLC (DE)

            a)   Park Tower REIT, Inc. (DE)

                 i)   Park Tower JV Member, LLC (DE)

      77. MCPP Owners, LLC (DE) - 84.503% is owned by MLIC, 0.603% by General American Life Insurance Company, 1.616% by Metropolitan Tower Life Insurance Company, and 13.278% by MTL Leasing, LLC.

      78.   MetLife HCMJV 1 GP, LLC (DE)

      79.   MetLife ConSquare Member, LLC (DE)

      80.   MetLife Ontario Street Member, LLC (DE)

      81.   1925 WJC Owner, LLC (DE)

      82.   MetLife Member Solaire, LLC (DE)

      83.   Sino-US United MetLife Insurance Company, Ltd. - 50% of
            Sino-US United MetLife Insurance Company, Ltd. Is owned by MLIC and 50% is owned by a third party.

      84.   MetLife Property Ventures Canada ULC (Canada)

      85.   MetLife Canadian Property Ventures, LLC (NY)

J.    MetLife Capital Trust IV (DE)

K.    MetLife Investment Advisors, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b) MetLife International PE Fund II, LP (Cayman Islands) - 94.54% of the limited partnership interests of MetLife International PE Fund II, LP is owned by MetLife Insurance K.K., 2.77% is owned by MetLife Limited (Hong Kong), 2.1% by MetLife Mexico, S.A. and 0.59% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           c) MetLife International HF Partners, LP (Cayman Islands) - 88.22% of the Limited partnership interests of this entity is owned by MetLife Insurance K.K. and 9.47% is owned by MetLife Insurance Company of Korea Limited, 2.29% is owned by MetLife Limited (Hong Kong) and 0.02% is owned by MetLife Alternatives, GP

           d) MetLife International PE Fund III, LP - 88.93% of the limited partnership interests of MetLife International PE Fund III LP is owned by MetLife Insurance K.K, 7.91% is owned by MetLife Insurance Company of Korea Limited, 2.61% is owned by MetLife Limited (Hong Kong), and 0.55% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           e) MetLife International PE Fund IV, LP (Cayman Islands) - 94.70% of the limited partnership interests of MetLife International PE Fund IV, LP is owned by MetLife Insurance K.K, 3.79% is owned by MetLife Insurance Company of Korea Limited, 1.51% is owned by Metlife Limited (Hong Kong).

           f) MetLife International PE Fund V, LP (Cayman Islands) - MetLife Insurance K.K. (81.699%); MetLife Limited (Hong Kong) (15.033%); MetLife Insurance Company of Korea (3.268%).

           g) MetLife International PE Fund VI, LP (Cayman Islands) - MetLife Insurance K.K. (95.652%); MetLife Insurance Company of
                Korea (4.348%)

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 20.06%, Metropolitan Life Insurance Company (on behalf of Separate Account 746) owns 3.24%, MetLife Insurance Company of Korea Limited owns 2.91%, General American Life Insurance Company owns 0.07% and Brighthouse Life Insurance Company owns 0.14%.

                i)   MetLife Core Property REIT, LLC (DE)

                     1) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC also holds the following single-property limited liability companies: MCP Alley 24 East, LLC, MCP Block 23 Member, LLC, MCP Denver Pavilions Member, LLC, MCP Seventh and Osborne Retail Member, LLC, MCP Seventh and Osborne MF Member, LLC, MCP SoCal Industrial-Springdale, LLC, MCP SoCal Industrial-Redondo, LLC, MCP SoCal Industrial-Concourse, LLC, MCP SoCal Industrial-Kellwood, LLC, MCP SoCal Industrial-Bernardo, LLC, MCP SoCal Industrial-Anaheim, LLC, MCP SoCal Industrial-LAX, LLC, MCP SoCal Industrial-Fullerton, LLC, MCP SoCal Industrial-Ontario, LLC, MCP SoCal Industrial-Loker, LLC, MCP Paragon Point, LLC, MCP 4600 South Syracuse, LLC, MCP The Palms Doral, LLC, MCP Waterford Atrium, LLC, MCP EnV Chicago, LLC, MCP 100 Congress Member, LLC, MCP 1900 McKinney, LLC, MCP 550 West Washington, LLC, MCP Main Street Village, LLC, MCP Lodge At Lakecrest LLC, MCP Ashton South End, LLC, MCP 3040 Post Oak, LLC, MCP Plaza at Legacy, LLC, MCP VOA Holdings, LLC, MCP VOA I& III, LLC, MCP VOA II, LLC, MCP Highland Park Lender, LLC, MCP One Westside, LLC, MCP 7 Riverway, LLC, MCP Trimble Campus, LLC, MCP 9020 Murphy Road, LLC, MCP Buford Logistics Center 2 Member, LLC, MCP Buford Logistics Center Building B, LLC and MCPF Acquisition, LLC, MCP 60 11th Street Member, LLC, MCP Magnolia Park Member, LLC, and MCP Fife Enterprise Center, LLC, MCP Northyards Holdco, LLC, MCP Northyards Owner, LLC, MCP Northyards Master Lessee, LLC, 60 11th Street, LLC, Magnolia Park GreenvilleVenture, LLC, Magnolia Park Greenville, LLC, MCP 22745 & 22755 Relocation Drive LLC, MCP DMCBP Phase II Member, LLC, MetLife Core Property TRS, LLC, MCP Seattle Gateweay I Member, LLC, and MCP Seattle Gateway II Member, LLC, MCP Mountain Technology TRS, LLC, and MCP Burnside Member, LLC.

                           aa)    MCP Property Management, LLC (DE)

      4.   MIM Property Management, LLC (DE)

      5.   MetLife Commercial Mortgage Income Fund GP, LLC (DE)

           a) MetLife Commercial Mortgage Income Fund, LP (DE) - MetLife Commercial Mortgage Income Fund GP, LLC is the general partner of MetLife Commercial Mortgage Income Fund, LP (the "Fund"). A majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund:
                Metropolitan Life Insurance Company owns 33.20%, Brighthouse Life Insurance Company owns 11.14%, MetLife Insurance Company of Korea, Limited owns 2.96%, MetLife Limited owns 3.54%, and Metropolitan Life Insurance Company of Hong Kong Limited owns 0.41%.


                i)   MetLife Commercial Mortgage REIT, LLC (DE)

                     1)   MetLife Commercial Mortgage Originator, LLC (DE)

                          aa)    MCMIF Holdco I, LLC (DE)

      6.   MLIA SBAF Manager, LLC (DE)

L.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a) MetLife Services East Private Limited (India) - 99.99% is owned by MetLife Solutions Pte. Ltd. and .01% by Natiloportem Holdings, LLC

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, LLC.

M.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

N.    Cova Life Management Company (DE)

O.    MetLife Reinsurance Company of Charleston (SC)

P.    MetLife Reinsurance Company of Vermont (VT)

Q.    Delaware American Life Insurance Company (DE)

R.    Federal Flood Certification LLC (TX)

S.    MetLife Global Benefits, Ltd. (Cayman Islands)

T. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.99946% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.000535% is owned by MetLife International Holdings, LLC and 0.0000054% is owned by Natiloportem Holdings, LLC.

Z.    MetLife Consumer Services, Inc. (DE)

AA.   MetLife Global, Inc. (DE)

AB. Brighthouse Financial, Inc. (DE) - On August 4, 2017, MetLife, Inc.("MET") distributed approximately 80.8% of the shares of Brighthouse Financial, Inc.'s ("BHF") common stock to MET's common shareholders. As a result, MET's ownership of the BHF shares of common stock decreased to approximately 19.2%. MET granted BHF an irrevocable proxy to vote all of its remaining shares of BHF's common stock in proportion to the votes of BHF's other common shareholders. Consequently, MET does not have any voting power over any BHF shares that it still owns. Nevertheless, for the BHF subsidiary insurance companies domiciled in Delaware and New York (Brighthouse Life Insurance Company and Brighthouse Life Insurance Company of NY, respectively) BHF and its affiliates (including these insurance companies) are deemed to be affiliates of MET by their domiciliary state insurance regulators. Accordingly, BHF and its affiliates continue to appear on the MET organizational chart.

      1.   Brighthouse Holdings, LLC (DE)

           a.   New England Life Insurance Company (MA)

           b.   Brighthouse Securities, LLC (DE)

           c.   Brighthouse Services, LLC (DE)

           d.   Brighthouse Investment Advisers, LLC (DE)

           e.   Brighthouse Life Insurance Company (DE

                i. Brighthouse Reinsurance Company of Delaware (DE) - 100% is owned in the aggregate by Brighthouse Life Insurance Company.

                ii.    Brighthouse Life Insurance Company of NY (NY)

                iii.   Brighthouse Connecticut Properties Ventures, LLC (DE)

                iv.    Euro TL Investments LLC (DE)

                v.     Euro TI Investments LLC (DE)

                vi.    Brighthouse Assignment Company (CT)

                vii.   TLA Holdings LLC (DE)

                viii.  TLA Holdings II LLC (DE)

                ix.    ML 1065 Hotel, LLC (DE)

                x.     TIC European Real Estate LP, LLC (DE)

                xi.    The Prospect Company (DE)

                xii.   Brighthouse Renewables Holding, LLC (DE)

                       i.  Greater Sandhill I, LLC (DE)

                xiii. Daniel/Brighthouse Midtown Atlanta Master Limited Liability Company (DE)

                       i.  1075 Peachtree, LLC (DE)

AC.   MetLife Insurance Brokerage, Inc. (NY)

AD.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (SWISS) (Switzerland)

               a) MetLife, Life Insurance Company (Egypt) - 84.125% of MetLife, Life Insurance Company is owned by MetLife Global Holding Company I GmbH and the remaining interests are owned by third parties.

               b)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii)  ALICO European Holdings Limited (Ireland)

                        1)  ZAO Master D (Russia)

                            aa) Joint-Stock Company MetLife Insurance Company (Russia) - 51% of Joint Stock Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding
                                 Company II GmbH.

                   iii) MetLife Asia Holding Company Pte. Ltd. (Singapore)

                       1) MetLife Innovation Centre Pte. Ltd. (Singapore)

                   iv) MetLife Reinsurance Company of Bermuda Ltd. (Bermuda)

                   v)  MetLife Investment Management Limited (United Kingdom)

                   vi) MM Global Operations Support Center, S.A. de C.V.
                       (Mexico) - 99.999509% of MM Global Operations Support Center, S.A. de C.V. is held by MetLife Global Holding Company II GmbH (Swiss) and 0.00049095% is held by MetLife Global Holding Company I GmbH (Swiss).

                       1. Fundacion MetLife Mexico, A.C. (Mexico)

                  vii) MetLife Colombia Seguros de Vida S.A. (Colombia) -
                       89.9999659747771405% of MetLife Colombia Seguros de Vida S.A. is owned by MetLife Global Holding Company II GmbH, 10.0000311579287982% is owned by MetLife Global Holding Company I GmbH, 0.000000955764687% is owned by International Technical and Advisory Services Limited, 0.000000955764687% is owned by Borderland Investments Limited and 0.000000955764687% by Natiloportem Holdings, LLC.

                 viii) PJSC MetLife (Ukraine) - 99.9988% of PJSC MetLife is owned by MetLife Global Holding Company II GmbH, .0006% is owned by ITAS and the remaining .0006% is owned by Borderland Investments Limited.

                   ix) MetLife Innovation Centre Limited (Ireland)

                    x) MetLife EU Holding Company Limited (Ireland)

                       1) MetLife Europe d.a.c (Ireland) - MetLife EU Holding Company Limited holds 96.00315040176985% of this entity. ALICO holds 3.996758255760741% and ITAS holds 0.000091342469407%.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       2)  Agenvita S.r.l. (Italy)

                       3) MetLife Europe Insurance d.a.c (Ireland) - MetLife Europe Insurance d.a.c. is held by MetLife EU Holding Company Limited at 93% and the remaining 7% is held by Alico.

                       4)  MetLife Europe Services Limited (Ireland)

                       5)  MetLife Services, Sociedad Limitada (Spain)

                       6) MetLife Slovakia S.r.o. (Slovakia) - 99.956% of MetLife Slovakia S.r.o. is owned by MetLife EU Holding Company Limited and 0.044% is owned by ITAS.

                       7)  MetLife Solutions S.A.S. (France)

                       8) Metropolitan Life Societate de Administrare a unui
                           Fond de Pensii Administrat Privat S.A. (Romania) - 99.9836% of Metropolitan Life Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by MetLife EU Holding Company Limited and 0.0164% is owned by MetLife Services Sp z.o.o.

                       9) MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. (Poland)

                           aa) MetLife Services Sp z.o.o. (Poland)

                           bb) MetLife Towarzystwo Funduszy Inwestycyjnych,
                               S.A. (Poland)

                           cc) MetLife Powszechne Towarzystwo Emerytalne S.A.
                               (Poland)

                       10) MetLife Services Cyprus Limited (Cyprus)

                           aa) Hellenic Alico Life Insurance Company, Ltd.
                               (Cyprus) - 27.5% of Hellenic Alico Life
                               Insurance Company, Ltd. Is owned by MetLife
                               Services Cyprus Limited and the remaining is owned by a third party.

                       11) MetLife Services EOOD (Bulgaria)

                       12) MetLife Life Insurance S.A. (Greece)

                           aa) MetLife Mutual Fund Company (Greece) - 90% of
                               MetLife Mutual Fund Company is owned by MetLife Life Insurance S.A. (Greece) and the remaining by a third party.

                       13) First American-Hungarian Insurance Agency Limited
                           (Hungary)

                       14) UBB-MetLife Zhivotozastrahovatelno Drujestvo AD
                           (Bulgaria) - 40% of UBB-MetLife
                           Zhivotozastrahovatelno Drujestvo AD is owned by MetLife EU Holding Company Limited and the rest by third parties.

                    xi) MetLife Investment Management Holdings (Ireland)Limited

                        1) MetLife Investments Asia Limited (Hong Kong)

                        2) MetLife Syndicated Bank Loan Lux GP, S.a.r.l.
                           (Luxembourg)

                           aa) MetLife BL Feeder (Cayman), LP (Cayman Islands)

                           bb) MetLife BL Feeder, LP (DE)

                           cc) MetLife Syndicated Bank Loan Fund, SCSp
                               (Luxembourg)

                   xii) ALICO Operations LLC (DE)

                        1) MetLife Asset Management Corp. (Japan)

                        2) MetLife Seguros S.A. (Uruguay)

                  xiii) MetLife International Holdings, LLC (DE)

                         1)   Natiloportem Holdings, LLC (DE)

                              aa) Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico) - 99% of Excelencia Operativa y Tecnologica, S.A. de C.V. is held by Natiloportem Holdings, LLC and 1% by MetLife Mexico Servicios S.A. de C.V.

                                   i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                                   ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                         2) PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, LLC and 74% is owned by third parties.

                         3) Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, LLC.

                         4) MetLife Seguros S.A. (Argentina)- 95.5242% is owned by MetLife International Holdings, LLC, 2.6753% is owned by Natiloportem Holdings, LLC and 1.8005% by ITAS.

                         5) Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)-66.662% is owned by MetLife International Holdings, LLC, 33.337% is owned by MetLife Worldwide Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                         6) MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, LLC and 0.00002% by Natiloportem Holdings, LLC.

                         7) MetLife Seguros de Retiro S.A. (Argentina) - 96.8897% is owned by MetLife International Holdings, LLC, 3.1102% is owned by Natiloportem Holdings, LLC and 0.0001% by ITAS

                         8) Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, LLC and 95% is owned by MetLife International Holdings, LLC.

                         9) Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, LLC and 4.54% is owned by Natiloportem Holdings, LLC.

                              aa) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A.,

                                    .   99% is held by Natiloportem Holdings,
                                        LLC and

                                    .   26% is held by MetLife Seguros de
                                        Retiro S.A.

                       10)    MetLife Worldwide Holdings, LLC (DE)

                              aa)   MetLife Limited (Hong Kong)

                                    i)    BIDV MetLife Life Insurance Limited
                                          Liability Company (Vietnam) - 60% of
                                          BIDV MetLife Life Insurance Limited
                                          Liability Company is held by MetLife
                                          Limited (Hong Kong) and the remainder
                                          by third parties

                       11)    MetLife International Limited, LLC (DE)

                       12) MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       13)    MetLife Asia Limited (Hong Kong)

                       14) AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       15) AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       16) MAXIS GBN S.A.S. (France) - 50% of MAXIS GBN S.A.S. is held by MetLife International Holdings, LLC and the remainder by third parties.

                       17) MetLife Mas S.A. de C.V. (Mexico) - 99.99964399% MetLife Mas, SA de CV is owned by MetLife International Holdings, LLC and .00035601% is owned by International Technical and Advisory Services Limited.

                       18)   MetLife Ireland Holdings One Limited (Ireland)

                             aa) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                                   i)    MetLife Ireland Treasury d.a.c
                                         (Ireland)

                                         1)    MetLife General Insurance
                                               Limited (Australia)

                                         2)    MetLife Insurance Limited
                                               (Australia) - 91.16468% of
                                               MetLife Insurance Limited
                                               (Australia) is owned by MetLife
                                               Ireland Treasury d.a.c and
                                               8.83532% is owned by MetLife
                                               Global Holdings Corp. S.A. de
                                               C.V.

                                               aaa)  The Direct Call Centre
                                                     PTY Limited (Australia)

                                               bbb)  MetLife Investments PTY
                                                     Limited (Australia)

                                                     i)    MetLife Insurance and
                                                           Investment Trust
                                                           (Australia) -
                                                           MetLife Insurance and
                                                           Investment Trust is
                                                           a trust vehicle, the
                                                           trustee of which is
                                                           MetLife Investments
                                                           PTY Limited ("MIPL").
                                                           MIPL is a wholly
                                                           owned subsidiary of
                                                           MetLife Insurance
                                                           Limited.

                                   ii)   Metropolitan Global Management, LLC
                                         (DE/Ireland) - 99.7% is owned by
                                         MetLife Global Holdings Corporation
                                         S.A. de C.V. and 0.3% is owned by
                                         MetLife International Holdings, LLC.

                                         aaa)  MetLife Mexico Holdings,
                                               S. de R.L. de C.V. (Mexico) -
                                               99.99995% is owned by
                                               Metropolitan Global Management,
                                               LLC, and .00005% is owned by
                                               Excelencia Operativa y
                                               Tecnologica,S.A. de C.V.

                                         bbb)  MetLife Pensiones Mexico S.A.
                                               (Mexico)- 97.5125% is owned by
                                               MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 2.4875% is
                                               owned by MetLife International
                                               Holdings, LLC.

                                         ccc)  MetLife Mexico Servicios, S.A.
                                               de C.V. (Mexico) - 98% is owned
                                               by MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 2% is
                                               owned by MetLife International
                                               Holdings, LLC.

                                         ddd)  MetLife Mexico S.A. (Mexico)-
                                               99.050271% is owned by
                                               MetLife Mexico Holdings,
                                               S. de R.L. de C.V. and 0.949729%
                                               is owned by MetLife International
                                               Holdings, LLC.

                                               1)    MetLife Afore, S.A. de C.V.
                                                     (Mexico)- 99.99% is owned
                                                     by MetLife Mexico S.A. and
                                                     0.01% is owned by MetLife
                                                     Pensiones Mexico S.A.

                                                     aaaa)  Met1 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     bbbb)  Met2 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     cccc)  MetA SIEFORE
                                                            Adicional, S.A. de
                                                            C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     dddd)  Met3 SIEFORE Basica,
                                                            S.A. de C.V.
                                                            (Mexico) - 99.99% is
                                                            owned by MetLife
                                                            Afore, S.A. de C.V.
                                                            and .01% is owned
                                                            by MetLife Mexico
                                                            S.A.

                                                     eeee)  Met4 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and .01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     ffff)  Met0 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned
                                                            by MetLife Afore,
                                                            S.A. de C.V. and
                                                            .01% is owned by
                                                            MetLife Mexico
                                                            S.A.

                                               2)    ML Capacitacion Comercial
                                                     S.A. de C.V.(Mexico) - 99%
                                                     is owned by MetLife Mexico
                                                     S.A. and 1% is owned by
                                                     MetLife Mexico Servicios,
                                                     S.A. de C.V.

                                         eee)  MetLife Insurance Company of
                                               Korea Limited (South Korea)-
                                               14.64% is owned by MetLife
                                               Mexico, S.A. and 85.36% is
                                               owned by Metropolitan Global
                                               Management, LLC.

                                               1)    MetLife Financial Services,
                                                     Co., Ltd. (South Korea)


      3.    International Investment Holding Company Limited (Russia)

      4.    Borderland Investments Limited (DE)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      5.    International Technical and Advisory Services Limited ("ITAS") (DE)

      6. ALICO Properties, Inc. (DE) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (DE)

      7. MetLife American International Group and Arab National Bank Cooperative Insurance Company (Saudi Arabia) - 30% of MetLife American International Group and Arab National Bank Cooperative Insurance Company is owned by ALICO and the remaining interest by third parties. The Delaware Department of Insurance approved a disclaimer of affiliation and therefore, this company is not considered an affiliate under Delaware Law.

AF.   General American Life Insurance Company (MO)

      a.    GALIC Holdings LLC (DE)

AG.   MetLife European Holdings, LLC (DE)

AH.   MetLife Investment Management Holdings, LLC (DE)

      a)   Logan Circle Partners GP, LLC (PA)

      b)   Logan Circle Partners, L.P. (PA)

           i)    Logan Circle Partners I LLC (PA)

           ii)   Logan Circle Partners Investment Management, LLC (DE)

      c)   MetLife Real Estate Lending Manager LLC (DE)

      d)   MetLife Real Estate Lending LLC (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 29. INDEMNIFICATION

As described in its governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), which is incorporated in the state of Missouri) shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of MetLife, Inc., under certain circumstances, against liabilities and expenses incurred by such person.

As described in its governing documents, the Depositor, which is incorporated in the state of Nebraska shall indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that such person (i) is or was a director or officer of the Depositor (except as described below regarding MetLife Employees serving as directors or officers of the Depositor) or (ii) with respect to acts or omissions prior to the date of domestication of the Depositor to Nebraska as to which any director or officer requested indemnification from the Depositor prior to the date of domestication of the Depositor to Nebraska, (A) is or was an officer or director of the Depositor or (B) is or was serving, in any capacity at the request of the Depositor, as a director, officer, partner, member, trustee, employee or agent of another domestic or foreign corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The indemnification provisions set forth herein shall apply to any situation arising before or after the date of domestication of the Depositor to Nebraska.

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered.

MetLife, Inc. also has secured a Financial Institutions Bond. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

a. MetLife Investors Distribution Company, which was known as General American Distributors, Inc. prior to December 1, 2004, is the principal underwriter for the following investment companies (other than the Registrant):

General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
New England Life Retirement Investment Account
New England Variable Annuity Fund I
Separate Account No. 13S
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D

b. MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 200 Park Avenue, New York, NY 10166.


  NAME AND PRINCIPAL BUSINESS ADDRESS        POSITION AND OFFICES WITH UNDERWRITER
------------------------------------------------------------------------------------------
Elizabeth M. Forget                    Chairman of the Board, President, CEO and Director
200 Park Avenue
New York, NY 10166

Todd Nevenhoven                        Vice President and Director
4700 Westwon Pkwy
Suite 200
West Des Moines, IA 50266

Bradd Chignoli                         Director
501 Route 22
Bridgewater, NJ 08807

Derrick Kelson                         Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Thomas A. Schuster                     Director
200 Park Avenue
New York, NY 10166

Todd Katz                              Executive Vice President
501 Route 22
Bridgewater, NJ 08807

Marlene B. Debel                       Executive Vice President
200 Park Avenue
New York, NY 10166

Elisabeth Bedore                       Vice President and Chief Compliance Officer
One MetLife Way
Whippany, NJ 07981

Tyla L. Reynolds                       Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Charles Connery                        Vice President and Treasurer
One MetLife Way
Whippany, NJ 07981

Jamie Zaretsky                         Chief Legal Officer
200 Park Avenue
New York, NY 10166


c. Compensation to the Distributor. The following aggregate amount of commissions and other compensation was received by the Distributor, directly or indirectly, from the Registrant and the other separate accounts of the Depositor, during their last fiscal year.

                                 NET
                             UNDERWRITING
                              DISCOUNTS   COMPENSATION
     NAME OF PRINCIPAL           AND           ON       BROKERAGE
        UNDERWRITER          COMMISSIONS   REDEMPTION  COMMISSIONS COMPENSATION
-------------------------------------------------------------------------------
MetLife Investors
Distribution Company           $928,088        $0          $0           $0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by


(a) Metropolitan Tower Life Insurance Company, 200 Park Avenue, New York, New York 10166-0188

(b) MetLife, One Financial Center, Boston, MA 02111

(c) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647

ITEM 32. MANAGEMENT SERVICES

Not applicable.

ITEM 33. FEE REPRESENTATION

Metropolitan Tower Life Insurance Company represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Tower Life Insurance Company.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Eleven, has caused this Registration Statement to be signed on its behalf, in the city of New York, State of New York, on the 27th day of April, 2018.

                                             General American Separate Account
                                             Eleven (Registrant)

                                             By:  Metropolitan Tower Life
                                                  Insurance Company (Depositor)

                                             By:  /s/ Darrell Hall
                                                  ------------------------------
                                                  Darrell Hall
                                                  Senior Vice President
                                                  Metropolitan Tower Life
                                                  Insurance Company

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, General American Separate Account Eleven, has caused this Registration Statement to be signed on its behalf, in the city of New York, State of New York, on the 27th day of April, 2018.

                                             Metropolitan Tower Life Insurance
                                             Company (Depositor)

                                             By:  /s/ Darrell Hall
                                                  ------------------------------
                                                  Darrell Hall
                                                  Senior Vice President
                                                  Metropolitan Tower Life
                                                  Insurance Company

                                  SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 27, 2018.

*                               President and Presiding officer of the Board
--------------------------
Marlene Debel

*                               Executive Vice President and Chief Accounting Officer
--------------------------
William O'Donnell

*                               Vice President and Chief Financial Officer
--------------------------
Anne Belden

*                               Director
--------------------------
Michael Borowski

*                               Director
--------------------------
Frank Cassandra

*                               Director
--------------------------
Andrew Kaniuk

*                               Director
--------------------------
John McCallion

*                               Director
--------------------------
Richard Leist

*                               Director
--------------------------
Alessandro Papa

*                               Director
--------------------------
Michael Zarcone

By:  /s/ Heather Harker
     --------------------------
     Heather Harker
     Attorney-In-Fact
     April 27, 2018

* Metropolitan Tower Life Insurance Company. Executed by Heather Harker, on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT INDEX


(a) (ii)   Resolutions of the Board of Directors of General American (including Agreement and Plan of Merger attached as Exhibit A to the resolutions) (adopted February 7, 2018)

    (iii)  Resolutions of the Board of Directors of the Company authorizing acceptance of the Separate Account
           (adopted February 7, 2018)

(c) (ii)   Form of Amended and Restated Principal Underwriting Agreement between Metropolitan Tower Life
           Insurance Company and MetLife Investors Distribution Company

(d) (iii)  Merger Endorsement

(f) (i)    Copy of the Certificate of Incorporate and Certificate of Amendment

    (ii)   Copy of the By-laws of the Company

(h) (e)    Amended and Restated Participation Agreement dated January 24, 2018 Among Variable Insurance Products
           Fund, Fidelity Distributors Corporation and General American Life Insurance Company

(n)        Consent of Independent Registered Public Accounting Firm

(r)        Powers of Attorney